Form 10-K, Exhibit 13
period 1994-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 1994-09-13
CIK 310354

Annual Report 1994


Institutional Products Group

               Food service equipment
               Air distribution products
               Casters
               Chiropractic tables and physical
                 therapy equipment
               Industrial hardware
               Restaurant china and candlelamps

Industrial Products Group

               Texturizing Systems
               Pumps
               Converting and finishing machinery
               Power metal spinning
               Reed switches and relays
               Inductors, connectors, and custom
                 electronic assemblies
               Hydraulic cylinders

Graphics/Mail Order Group

               Educational and religious publishing
                 and distribution
               Commercial printing
               Binding systems, business forms, office
                 supplies, and election materials
               Mail order gift packages

On the cover:

Displayed on the cover of this year's Annual Report are three product lines produced by Standex. The wide diversity of markets served by the Corporation contributes to the overall stability of sales and earnings from year to year.

{FINANCIAL HIGHLIGHTS}

Year Ending June 30                         1994           1993
Operations
Net Sales                                   $529,399,483   $506,312,331
Net Income                                  27,147,163     24,011,998
Return on Sales                             5.1%           4.7%
Return on Equity                            22.8%          19.8%
Interest Expense                            5,937,960      5,597,049
Interest Expense Coverage                   8.1            7.7

Per Share Data*
Net Sales                                   $34.62         $30.92
Earnings                                    1.78           1.47
Book Value                                  8.16           7.99
Dividends                                   .52            .43
Average Shares Outstanding                  15,293,351     16,375,964

*Adjusted for May, 1993 two-for-one stock split

{Profile}

Standex International is a diversified manufacturer producing and marketing a wide variety of useful, quality products. The Company enjoys a broad and well-balanced earnings base by virtue of its strong market position in selected areas of operation.

Three Products Groups - Institutional Products, Industrial Products, and Graphics/Mail Order - are comprised of nine operating divisions. The Company operates 86 plants located in 14 countries, and its products are sold throughout the world.

Standex's policy of balanced diversification - coupled with aggressive management and conservative financial techniques - has enabled the Company to achieve above average growth in sales and earnings since its founding in 1955.

In August of this year Standex paid its 120th consecutive quarterly dividend. This represents 30 years of uninterrupted dividend payments since first becoming a public corporation in 1964.


{one}

{TO OUR STOCKHOLDERS}

We are very pleased with the results for fiscal 1994. Despite lingering weakness in many of our overseas markets, and difficult adjustments required by the decline in U.S. defense spending, record levels were established for sales, net income, return on equity, and earnings per share. These were very gratifying results.

Operating Results:

For the fiscal year ended June 30th, Standex reported sales of $529,399,000 a 4.6% increase over fiscal year 1993 shipments of $506,312,000. Net Income rose 13.1% to $27,147,000, compared to $24,012,000 generated during the previous fiscal year. With a reduced number of shares outstanding, earnings per share increased by 21.1% to a new high of $1.78 per share up from $1.47 reported for fiscal 1993. Return on equity reached 22.8%. This is a very solid return on net worth for the types of markets in which Standex operates.

We continued to invest aggressively in the long term growth of our various businesses. Over the past twelve months $13,238,000 was invested in new plant and equipment in order to both expand and upgrade existing facilities. Over the past five years, capital expenditures have totaled $66,147,000. The Corporation's physical plant has never been in better shape. With worldwide business becoming more competitive every day, efficient manufacturing facilities are absolutely essential.

At the same time, a constantly increasing level of global trade offers strong prospects for future growth. Just over the past several years, Standex Divisions have developed substantial markets in Mexico for commercial refrigeration equipment, casters, hydraulic cylinders, textured molds, and bindery equipment. Shipments in all of these areas have been increasing steadily.

Dividend Increase:

The Board of Directors increased the dividend twice during fiscal 1994, for a total increase of 16.7%. This is an obvious reflection of the Board's confidence in the basic earnings power of the Corporation, and continues a policy of paying out to shareholders approximately one third of reported net income. Standex has now paid uninterrupted quarterly dividends for 30 years. The dividend has been increased 29 times over that same period.

Stockholder Return:

The Corporation continued to buy-in shares during fiscal 1994. During the twelve months ended June 30, 1994, an additional 897,136 shares were purchased. Since the inception of this program in fiscal 1985, a total of 16,462,841 shares have been acquired, for a total expenditure of $194,964,750. This works out to an average cost of $11.84 per share and has cut the number of shares outstanding by more than half. It is our intention to continue to buy in stock whenever it appears advantageous to do so.

We are determined to create value for our shareholders and believe that the dividend and stock buy-back policies which have been followed by the Corporation have accomplished precisely that. By being broadly diversified, Standex is fortunate in that it has a relatively stable and predictable level of profitability. At the same time, the moderate growth which characterizes many of our markets typically results in a cash flow in excess of our immediate operating requirements. We have utilized this excess cash flow, coupled with a judicious use of debt, to reduce the number of shares outstanding, and to steadily increase the dividend paid on the remaining shares.

{two}

When this program was first implemented in fiscal 1985, Standex's stockholder equity was $144,019,000, and the market capitalization was $166,248,000. Since that date, the Corporation has repurchased $195 million of common stock and paid out $68 million in dividends. A total of $263 million has been returned to the shareholders either in the form of dividends paid out, or shares repurchased. After that return, the market capitalization of the remaining shares on June 30, 1994 had risen to $401 million.

Obviously, there are many elements which have to be considered in seeking to balance both a short term desire for profit, and longer term considerations. Our first priority has always been to provide ample financing for existing operations in terms of both physical plant and working capital needs.
We are also constantly re-examining the total debt {Thomas L. King} which the Corporation might reasonably be able to carry relative to projected cash flows. Over the past four years, our interest expense coverage has been as follows:

                Fiscal 1994       8.1 times
                Fiscal 1993       7.7 times
                Fiscal 1992       6.1 times
                Fiscal 1991       5.1 times

With interest rates currently trending upward, this is obviously an area which will be watched closely, but we anticipate that fiscal 1995 will generate a strong free cash flow. During the year just ended, Standex experienced an unusually large expansion of working capital requirements as a new manufacturing facility came on stream with the attendant pipeline filling. We do not foresee a similar expansion in the year ahead.

A Final Word:

Standex has been successful in operating a widely diverse group of companies through a decentralized management structure, with a strong financial reporting system, and tight control of cash. This has allowed the Corporation to prosper during periods of economic expansion while, at the same time, providing defensive qualities through periods of economic decline. During the recent recession (1990-1991), Standex's earnings per share declined 5.4%. Since the end of that recession in 1991, the earnings per share have increased by 69.5%.

We are pleased with the effectiveness of our current corporate structure, and confident in the skills and dedication of an outstanding group of employees.



Thomas L. King
Chairman and Chief Executive Officer


{three}

{INSTITUTIONAL PRODUCTS GROUP}

The Institutional Products Group is composed of Standex Institutional Products and Standex Commercial Products. During Fiscal 1994 these two Divisions represented 46% of total Corporate sales and 50% of total operating income. This compares with 42% of total Corporate sales and 46% of total operating income during fiscal 1993.

Master-Bilt's two factories in Mississippi produce a complete line of commercial refrigeration equipment, ranging from small ice-cream dipping cabinets all the way up to large refrigerated warehouses. End users include supermarkets, convenience stores, restaurants, dairies, florists and beverage distributors.

Federal Industries manufactures both refrigerated and non-refrigerated display cases for the food service industry. The Company enjoys a particularly strong market position in the bakery industry with a broad line of proofers, dough retarders and freezers.

Jarvis, which was originally acquired by Standex in 1968, is a major producer of industrial casters and wheels for the North American market. Production facilities are located in Massachusetts, Michigan and California, with assembly and distribution sites in Montreal, Toronto and Vancouver. The Company has achieved considerable success in limiting the market penetration of foreign imports, and a major expansion of the Michigan factory was nearing completion at fiscal year end.

BK Industries of South Carolina and Barbecue King of England produce pressure fryers, commercial barbecue oven/rotisseries, cook and hold ovens, doughnut fryers and display merchandisers. The U.K. market, which had been depressed, recovered very nicely during the past year.

Williams Healthcare Systems, headquartered in Illinois, is the world's leading manufacturer of chiropractic and traction tables. The Company also produces a line of equipment for the related, but broader, physical therapy market. Uncertainty on health care reform has held down domestic markets, but exports have remained firm.

The Toastswell Company of St. Louis, Missouri manufactures a broad line of commercial waffle bakers (shown on the front cover of this Annual Report), as well as toasters, griddles and food warmers for the restaurant industry.

{Many Jarvis casters are equipped with a locking brake mechanism.}

{four}

{Institutional Products Group}

{Master-Bilt's new facility for manufacturing refrigerated beverage cases became fully operational during fiscal 1994.} (picture of refrigerated beverage cases at Master-Bilt facility in Pontotoc, Mississippi).

{Jarvis casters are used on many types of mobile equipment, such as that shown in this hospital operating room.} (picture of caster on hospital cart).

{Barbecue King pressure fryers (foreground of picture) and commercial barbecue ovens (background of picture) are widely utilized in fast food outlets and delicatessens.}

{A line of Federal Industries' European-style bakery and deli cases (depicted in picture) greatly enhances the presentation of merchandise.}


{five}

{Institutional Products Group}

{Snappy Air Distribution Products is a major supplier of pipe, duct and fittings for heating, ventilating and air conditioning.} (picture of man assembling pip and duct fittings).

{Industrial Products Group}

{Standex Electronics' magnetically actuated switch assemblies are found in many consumer products, such as this GE refrigerator.} (picture of open side by side GE refrigerator).

{Mold-Tech textures are employed to enhance both the durability and the attractiveness of molded products.} (picture of handles, top and part of one side of two suitcases).

{six}

National Metal Industries, located in Springfield, Massachusetts, is the largest manufacturer of Christmas tree stands in the world. The Company also produces a variety of fabricated metal products and specialty hardware including copier work stations, metal storage cabinets and custom precision stampings.

Snappy Air Distribution Products is headquartered in Minnesota with additional production facilities in Colorado. The Company's highly automated factories produce pipe, duct and fittings for heating, ventilating and air-conditioning residential housing in the Midwestern and Southwestern United States. Manufacturing efficiencies and aggressive marketing have enabled the Company to steadily expand its market share and minimize the effect of cyclical fluctuations in housing starts.

H.F. Coors, from its factory in California, produces china and cookware for restaurants and hotels, while the Mason Candlelight Company of New Jersey supplies candles and candlelamps to those same markets for table top lighting.

USECO and General Slicing are both located in Murfreesboro, Tennessee. USECO custom designs and manufactures feeding systems for institutions with large food service requirements such as hospitals, schools and correctional institutions. General Slicing manufactures and/or distributes a variety of slicers, meat grinders, vegetable shredders and heavy duty food waste disposers. The fast food industry is a major customer.

{Industrial Products Group}

The Industrial Products Group includes Roehlen/Europe, Roehlen/North America, Standex Precision Engineering and Standex Electronics. These Divisions accounted for 28% of total Corporate sales and 30% of operating income for fiscal 1994, compared with 29% of sales and 29% of income for the previous fiscal year.

Mold-Tech is the world leader in the process of engraving textured patterns on molds and dies. Operations encompass 19 separate facilities located in most of the major tooling centers of North America, Europe and Australia. During this past year, the 19th facility was opened in Singapore to serve the burgeoning Asian market. Mold-Tech engraves tooling for a broad cross section of world industries including automotive, computers, toys, housewares and consumer electronics. Because of this, it frequently serves as a useful leading indicator of future economic activity.

{Standex Electronics' magnetic proximity and liquid level switches are used in both automotive and appliance applications.}

{seven}

Standex Electronics is headquartered in the United Kingdom with additional production facilities located in the United States and Mexico. The Division is a manufacturer of electronic components and assemblies for the automotive, communications, refrigeration, industrial and military power supply, and electronic filtering industries.

Spincraft is a leader in the power spinning of various metals. The front cover shows a missile nose cone being spun from a flat disc of stainless steel. The nose cone is being formed on a state-of-the-art CNC Spinning Lathe at a temperature of 1800 Degrees Fahrenheit. The Company, with plants in Wisconsin and Massachusetts, forms and fabricates a wide variety of alloys into components utilized in gas turbines, aircraft engines, nuclear reactors and many other products. The recent sharp decline in defense related orders has not yet been offset by sufficient additional business in other markets.

B.F. Perkins is a prominent manufacturer of web product finishing machinery for the paper, textile, magnetic tape and non-woven industries.

Custom Hoists, of Hayesville, Ohio, is a leading manufacturer of single and double acting telescopic and piston rod hydraulic cylinders, which are used in dump trucks, trash collection vehicles and other mobile units requiring hydraulic power. After a cyclical downturn during the recent recession, the Company's markets are currently quite strong.

Procon pumps are manufactured at plants located in Tennessee and in Ireland. These rotary vane pumps are primarily utilized in North America for the carbonation of soft drinks. In Europe, they also find wide usage in espresso coffee machines. There is a constant search to find suitable new markets for the pump, which currently include such widely diverse end uses as kidney dialysis machines and welding coolant systems.

The two Roehlen Industries units enjoy a worldwide position of pre-eminence in the use of Texturization to produce a variety of decorative effects on plastics, rubber, paper, metal, wallboard, Melamine laminates and other materials. The Texturization is produced through the use of engraved embossing rolls and plates from plants located in the United States, Germany, France, the United Kingdom, Spain, Portugal and Australia. Standex has been actively involved in the engraving business since 1957.

{The Procon pump has enjoyed a reputation for reliability for over 40 years.} (picture of front side of Procon pump).

{eight}

{Industrial Products Group}

{Custom Hoists' telescopic hydraulic cylinders are widely utilized by manufacturers of dump trucks.} (picture of 3 dump trucks with truck beds raised to upright position so that hydraulic cylinders are visible).

{Large versions of the Procon rotary vane pump power the water booster systems essential to car washes.} (picture of car traveling through care wash as water is being sprayed on it).

{At a factory in France, a worker engraves a roll to be used for embossing wallpaper.} (picture of worker engraving a roll).

{nine}

{Graphics/Mail Order Group}

{Crest Fruit markets a broad variety of food items through catalog mailings.} (picture of gift boxes, fresh and dried fruit).

{Standard Publishing's line of children's books find wide application in both schools and homes.} (picture of classroom with a teacher holding an open book so that children in the foreground of the picture can see it).

{James Burn's Wire-O binding is essential to materials which must be able to lie flat.} (picture of Wire-O binding on 3 soft covered books).

{ten}

{Graphics/Mail Order Group}

The Graphics/Mail Order Group consists of Standard Publishing, James Burn International and Crest Fruit Company. These three Divisions accounted for 26% of Corporate sales and 20% of operating income during fiscal 1994. This compares with 29% of sales and 25% of operating income during fiscal 1993.

Standard Publishing was founded in 1866, and has been part of Standex since 1955. Headquartered in Cincinnati, Ohio, Standard is the leading publisher of non-denominational religious curricula and Vacation Bible School (VBS) programs in the United States. The Company also operates a chain of Berean Christian Stores which distribute religious literature and supplies (from Standard as well as from other publishers) to churches, school systems, and individuals. There is an ongoing search for high potential sites to locate additional stores. Standard Publishing is also a major commercial printer. A substantial amount of printing work is done for other religious publishers, as well as direct mail catalogs and other materials (including this Annual Report) for commercial and industrial accounts. Printing capacity was increased at fiscal year end by the purchase of an additional large press.

Doubleday Bros. & Co. was founded in 1898 and is headquartered in Kalamazoo, Michigan. The Company produces a broad range of custom continuous forms for business as well as specialized forms and election supplies for county and state governments.

James Burn International operates manufacturing facilities in the United States, England and France with warehousing and distribution facilities in Germany, Sweden and Spain. The Division manufactures two distinct mechanical binding systems. Wire-O is a double loop wire binding system utilized in a broad range of products including computer manuals, calendars, diaries and cookbooks. Mult-O is a multiple ring mechanism used in high quality binders. James Burn also designs and manufactures punches and wire binding machinery for use with the Wire-O binding system.

Crest Fruit is located in the lush Rio-Grande Valley in Texas. Crest is the nation's leading mail order marketer of Texas "Ruby Red" grapefruit. Product offerings have been steadily expanded from the original citrus line and now include a very broad variety of food items. Gift packages comprise much of the business during the Christmas season, but sales are generated steadily throughout the year through clubs which ship to members on a regular basis.

{Crest Fruit's "Ruby Red" grapefruit are a unique treat for citrus lovers.}

{eleven}


{MANAGEMENT'S DISCUSSION AND ANALYSIS}

Liquidity and Capital Resources

During 1994, the Company repurchased $23.5 million of its Common Stock, expended $13.2 million in property, plant and equipment and paid $7.8 million in cash dividends to its stockholders. These transactions were financed from internally generated funds and borrowings under the Company's existing bank credit agreements which are described in the footnotes to the Consolidated Financial Statements. The Company intends to continue its policy of using its funds to acquire property, plant and equipment, pay dividends, purchase its Common Stock and make acquisitions when conditions are favorable. Net Cash Provided by Operating Activities was $18.2 million in 1994 as compared to $36.5 million in 1993. The decrease of $18.3 million in 1994 from 1993 was primarily due to changes in accounts receivable and inventory of $8.3 million and $7.7 million, respectively. The increase in inventory was caused by the growth in demand reported by the Institutional segment, which is discussed below, and was required to meet anticipated sales requirements in fiscal 1995. The rise in accounts receivable was mainly due to the growth in fourth quarter Net Sales reported by the Institutional segment. Due to the increase in inventory, accounts payable increased $1.4 million which had a positive effect on operating cash flows. Also, the effect of activity reported within accrued payroll, employee benefits and other liabilities in 1993 resulted in an increase in operating cash flows of $499,000 as compared to a decrease of $3.2 million in 1994. This decline of $3.7 million in 1994 was due to many factors none of which was individually significant. At June 30, 1994, the Company had the ability to borrow an additional $25.9 million under existing bank credit agreements. The Company believes that this resource, along with the Company's internally generated funds, will be sufficient to meet its anticipated needs for the foreseeable future.

      Operations

      Net Sales by Industry Segment
      (In thousands)                   1994            Change         1993          Change      1992
      Graphics/Mail Order              $138,738        (4.6)%         $145,558      (1.1)%      $147,117
      Institutional                    241,054         13.8           211,682       12.7        187,896
      Industrial                       149,607         .3             149,067       5.1         141,839

      Operating Income by Industry Segment
      (In thousands)                   1994            Change         1993          Change      1992

      Graphics/Mail Order              $11,484         (13.9)%        $13,342       11.7%       $11,949
      Institutional                    28,379          12.9           25,125        23.1        20,405
      Industrial                       16,955          7.2            15,810        4.4         15,147

Fiscal 1994 as Compared to Fiscal 1993

Net Sales increased $23.1 million, or 4.6%, for the year ended June 30, 1994 as compared to the fiscal year ended 1993. Changes in unit volume, and not prices, were primarily responsible for the variation in Net Sales reported for each segment. As shown in the table above, only the Graphics/Mail Order segment reported a decline in Net Sales for the fiscal year ended June 30, 1994.
The Institutional segment reported record Net Sales for the year ended June 30, 1994 with a $29.4 million, or 13.8% increase. The majority of this segment's divisions experienced improvement in Net Sales as compared to fiscal year 1993. However, this segment's Master-Bilt Products division reported the single greatest improvement due to the increased sales strength of a product line which was introduced during fiscal year 1993. The Jarvis Caster Group and Snappy Air Distribution Products also reported noteworthy rises in Net Sales due to increased customer demand.

The Graphics/Mail Order segment registered a $6.8 million, or 4.6%, decline in Net Sales partially due to the cyclical nature of its Doubleday Bros. & Co. division. The sluggish European economy and the decline in the average annual exchange rates of many European currencies against the dollar in 1994, as compared to 1993, has resulted in a decrease in Net Sales reported by this segment's James Burn Group. Net Sales reported by the Industrial segment rose slightly in fiscal 1994. A noteworthy improvement in Net Sales was reported by this segment's Standex Electronics division. However, this growth was offset by a decline in Net Sales reported by other operations. The European recession, particularly in the automotive industry, negatively impacted the Company's Roehlen Industries - Europe operations. Also, weakness in U.S. defense related industries has resulted in a decline in Net Sales reported by this segment's Spincraft operations. The Gross Profit Margin percentage registered a slight decrease from 33.2% in 1993 to 32.7% in 1994. The Gross Profit Margin percentage reported by the Industrial and Graphics/Mail Order segments remained consistent with the prior year. The Institutional segment reported a slight decrease in the Gross Profit Margin percentage from 28.6% in 1993 to 28.1% primarily due to competitive pressures on profit margins. Selling, General and Administrative Expense (SG&A) rose approximately $1.1 million in 1994 as compared to 1993. However, as a percentage of Net Sales, SG&A decreased from 24.3% in 1993 to 23.4%. The Institutional segment reported an increase in SG&A in direct proportion with its growth in Net Sales. This increase was offset by a decrease in expenses reported by the Graphics/Mail Order and Industrial segments. Due to the respective decline and stabilization of Net Sales reported by these two segments, management implemented cost reduction programs during the year which resulted in a decline in these expenses. In 1994, a slight decrease was experienced in Depreciation and Amortization Expenses. These expenses were $12.5 million in 1994, versus $12.9 million in 1993. There were no significant changes within any segment. Despite an increase in borrowings, Interest Expense increased only slightly in 1994. This is primarily due to lower interest rates in the first eight months of fiscal 1994 as compared to the same period in 1993. The above resulted in an improvement in Income Before Income Taxes of approximately $4.8 million, or 12.7%, in 1994 as compared to 1993. The effective tax rate remained fairly stable at 35.7% in 1994 which represented a slight decline from the 35.9% effective tax rate reported in 1993. Due to the above factors, Net Income rose $3.1 million, or 13.1%.

Fiscal 1993 as Compared to Fiscal 1992

Net Sales increased $29.1 million, or 6.1%, in 1993 as compared to 1992.

Changes in unit volume, and not prices, were primarily responsible for the variation in Net Sales reported for each segment.
As shown in the table above, all of the segments reported improvement in Net Sales with the exception of the Graphics/Mail Order segment which declined slightly. This was due to various factors none of which were significant.
With a $23.8 million, or 12.7%, growth in Net Sales as compared to 1992, the Institutional segment reported record sales. The increase reported by this segment was attributed to improved performances at several divisions including BK Industries, the Jarvis Caster Group and Snappy Air Distribution Products. Also, a $3.0 million increase in this Net Sales was attributable to the acquisition of Toastswell in May 1992. However, the largest improvement in Net Sales of $15.4 million was reported by this segment's Master-Bilt Products division due to the introduction of a new product line.

The Industrial segment reported a $7.2 million, or 5.1%, increase in Net Sales. Significant growth within the worldwide texturing product line accounted for the majority of this segment's expansion in Net Sales. Also, Roehlen Engraving's Net Sales increased primarily due to a 12 week strike in 1992 which negatively affected Net Sales.

The Gross Profit Margin percentage registered a slight increase in 1993 to 33.2% from 32.8% in 1992. The Industrial segment's Gross Profit Margin percentage rose to 33.5% versus 32.2% in 1992. The Institutional segment also reported an increase from 28.0% in 1992 to 28.6% in 1993. The growth reported by these two segments resulted primarily from increased quantities sold causing an overall reduction in per unit costs. A decrease in the Gross Profit Margin percentage was reported by the Graphics/Mail Order segment to 31.1% in 1993 as compared to 32.2% in 1992. This reduction was primarily due to lower sales volumes combined with competitive pressures on profit margins due to the European recession.

Selling, General and Administrative Expense (SG&A) rose approximately $7.0 million in 1993 as compared to 1992. However, as a percentage of Net Sales, SG&A remained stable at approximately 24.0% for both periods. The Industrial and Institutional segments reported increases in SG&A primarily due to their growth in Net Sales. These increases were partially offset by a decline in SG&A reported by the Graphics/Mail Order segment. Due to the slight decline in this segment's Net Sales, measures were taken to reduce costs through staff reductions and reevaluation of marketing programs. In 1993, an increase was experienced in Depreciation and Amortization Expenses. In 1993, these expenses were $12.9 million versus $11.9 million in 1992. There were no significant changes within any segment. Despite increased borrowings during 1993, Interest Expense decreased approximately $1 million in 1993 as compared to 1992. This was the result of lower interest rates in the United States where the Company has most of its borrowings.

The above resulted in an improvement in Income Before Taxes of approximately

$3.8 million, or 11.3%, in 1993 as compared to 1992. The effective tax rate increased slightly from 34.9% in 1992 to 35.9% in 1993. The tax rate for 1992 was lower than normal primarily due to the receipt of non-recurring executive life insurance proceeds which were non-taxable. Due to the above factors, Net Income rose $2.1 million, or 9.6%

Other Matters

Inflation has not been a significant factor in Net Income in recent years because of the relatively modest rate of price increases in the economies of the United States and of the other countries where the Company has operations.

Environmental matters

The Company is a party to various claims and legal proceedings, generally incidental to its business and has recorded an appropriate provision for the resolution of such matters. As explained more fully in the notes to the consolidated financial statements, the Company does not expect the ultimate disposition of the matters to have a material adverse effect on its financial statements.

New Accounting Pronouncements

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting for Impairment of a Loan," and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company has evaluated the effects of these standards and believes that they will not affect the Company's financial condition or operating results.

{Five-Year Financial Review}

Standex International Corporation and Subsidiaries
(In thousands, except
per share data)                      1994              1993              1992                1991                1990

Year Ended June 30
Summary of Operations
Net sales                            $529,399          $506,312          $477,216            $481,701            $460,192
Gross profit margin                  172,979           168,309           156,727             156,787             149,084
Interest expense                     5,938             5,597             6,565               7,902               8,269
Income before income taxes           42,222            37,450            33,659              32,620              34,766
Provision for income taxes           15,075            13,438            11,746              12,444              13,043
Net income**                         27,147            24,012            21,913              20,176              22,723

Per Share Data*
Net sales                            34.62             30.92             26.75               25.01               22.53
Earnings**                           1.78              1.47              1.23                1.05                1.11
Dividends paid                       .52               .43               .38                 .36                 .34
Book value                           8.16              7.99              8.27                7.71                7.34
Average shares outstanding           15,293            16,376            17,837              19,258              20,424

June 30
Financial Condition

Working capital                      126,803           109,128           110,994             104,285             115,222
Current ratio                        2.81              2.49              2.49                2.43                2.72
Property, plant
and equipment - net                  89,697            90,919            94,871              86,182              85,870
Total assets                         323,721           308,569           316,566             297,418             297,849
Long-term debt                       112,854           94,416            86,699              70,133              72,978
Stockholders' equity                 118,932           121,524           137,010             138,688             142,406

Sales and Earnings By Quarter
Year Ended June 30 (Unaudited)
(In thousands, except per share data)
                                                           1994                          1993
                                     First       Second    Third     Fourth    First     Second    Third     Fourth
Net sales                            $127,338    $133,493  $130,892  $137,676  $127,051  $136,160  $117,532  $125,569
Gross profit margin                  41,022      45,773    42,037    44,147    42,070    46,884    38,227    41,128
Net income                           6,310       7,087     6,231     7,519     5,504     6,613     5,277     6,618
Earnings per share*                  .41         .46       .41       .50       .33       .40       .32       .42

Common Stock Prices and Dividends Paid*

Common Stock Price Range

                                           1994                 1993          Dividends Per Share
                                     High        Low       High      Low       1994      1993
First quarter                        $23-1/2     $18-1/2   $17-3/4   $14-5/8   $.12      $.09-1/2
Second quarter                       27-3/4      20-1/8    19-1/4    17-1/4    .13       .10-1/2
Third quarter                        29-5/8      24-7/8    21-3/4    18-1/2    .13       .10-1/2
Fourth quarter                       30-3/8      25-5/8    22-1/4    .19       .14       .12


Distribution of the 1994 Sales Dollar
Materials and services                            $296,254,000      56%
Wages, salaries and employee benefits             172,507,000       33
Depreciation and amortization                     12,478,000        3
Interest on borrowed money                        5,938,000         1
Income taxes                                      15,075,000        3
Reinvested in the Company                         19,346,000        3
Dividends to stockholders                         7,801,000         1

Total                                             $529,399,000      100%


*Adjusted for May, 1993 two-for-one stock split.  **1990 includes $1,000,000
($.05 per share) related to the cumulative effect of the change in accounting for income taxes.

{STATEMENTS OF CONSOLIDATED INCOME}

Standex International Corporation and Subsidiaries

Year Ended June 30                1994           1993           1992
Revenue
Net sales                         $529,399,483   $506,312,331   $477,216,161
Interest and other                1,842,432      579,143        2,133,478

  Total revenue                   531,241,915    506,891,474    479,349,639

Costs and Expenses
Cost of products sold             346,491,082    327,933,270    311,184,395
Selling, general and
 administrative                   124,113,059    123,041,550    116,019,462
Depreciation and
 amortization                     12,477,651     12,869,607     11,921,519
Interest                          5,937,960      5,597,049      6,565,160

  Total costs and expenses        489,019,752    469,441,476    445,690,536

Income Before Income Taxes        42,222,163     37,449,998     33,659,103
Provision for Income Taxes        15,075,000     13,438,000     11,746,000

Net Income                        $27,147,163    $24,011,998    $21,913,103

Earnings Per Share                $1.78          $1.47          $1.23


{STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY}

                                                   Additional                    Cumulative
                                                   Paid-in       Retained        Translation         Treasury Stock
                                 Common Stock      Capital       Earnings        Adjustment        Shares         Amount
Balance, June 30, 1991           $20,988,209       $5,619,642    $208,951,600    $ 2,990,882        4,999,085     $(98,350,822)
Stock issued for stock
options and employee stock
purchase plan net of related
income tax benefit                                 688,807                                         (294,379)      5,864,805
Treasury stock acquired                                                                            1,005,707      (26,086,257)
Net income                                                       21,913,103
Dividends paid (38 cents
per share)                                                       (6,589,792)
Foreign currency translation
 adjustment                                                                      1,859,485

Balance, June 30, 1992           20,988,209        6,308,449     224,274,911     4,850,367         5,710,413      (118,572,274)
Two-for-one stock split          20,988,208        (6,932,183)   (14,056,025)                      5,710,413
Stock issued for stock options
and employee stock purchase plan
net of related income tax benefit                  623,734                                         (341,464)      3,687,670
Treasury stock acquired                                                                            1,688,447      (31,895,811)
Net income                                                       24,011,998
Dividends paid (43 cents per
 share)                                                          (6,872,400)
Foreign currency translation
adjustment                                                                        (5,796,771)

Balance, June 30, 1993           41,976,417        0              227,358,484     (946,404)        12,767,809     (146,780,415)
Stock issued for stock options
and employee stock purchase plan
net of related income tax benefit                  871,128                                         (263,275)      3,106,090
Treasury stock acquired                                                                            897,136        (23,532,338)
Net income                                                       27,147,163
Dividends paid (52 cents per
share)                                                           (7,800,753)
Foreign currency translation
adjustment                                                       (2,467,417)

Balance, June 30, 1994           $41,976,417       $   871,128   $246,704,894    $(3,413,821)      13,401,670     $(167,206,663)

Included in Stockholders' Equity at June 30, 1993 and 1992 are reductions of approximately $84,000 and $840,000 respectively, for a loan receivable from the Employees' Stock Ownership Trust.  Share amounts have been adjusted to reflect the May 1993 two-for-one stock split, where appropriate.

See notes to consolidated financial statements.


{CONSOLIDATED BALANCE SHEETS}

Standex International Corporation and Subsidiaries
June 30                                             1994          1993


Assets
Current Assets
Cash and cash equivalents                           $5,023,401    $7,518,085
Receivables - less allowance of $2,587,000
    in 1994 and $2,667,000 in 1993                  83,380,665    75,451,372
Inventories                                         104,560,817   95,477,875
Prepaid expenses                                    3,987,588     3,903,716


  Total current assets                              196,952,471   182,351,048

Property, Plant and Equipment
Land and buildings                                  59,161,556    59,537,597
Machinery and equipment                             154,401,695   147,882,972

  Total                                             213,563,251   207,420,569
Less accumulated depreciation                       123,866,069   116,501,554

Property, plant and equipment, at cost-net          89,697,182    90,919,015

Other Assets
Goodwill - net                                      16,256,690    17,287,356
Prepaid pension and other                           20,814,502    18,011,237

  Total other assets                                37,071,192    35,298,593

     Total                                          $323,720,845  $308,568,656

Liabilities and Stockholders' Equity
Current Liabilities
Current portion of debt                             $9,575,506    $10,713,924
Accounts payable                                    28,711,360    28,233,791
Accrued payroll and employee benefits               18,208,413    18,710,802
Income taxes                                        2,772,976     4,412,538
Other                                               10,881,247    11,151,708

  Total current liabilities                         70,149,502    73,222,763

Long-Term Debt-less current portion                 112,853,918   94,416,253


Deferred Income Taxes                               13,769,000    12,974,000

Other Noncurrent Liabilities                        8,016,470     6,431,320

Stockholders' Equity

Common Stock-authorized, 30,000,000 shares in 1994
and 1993; par value, $1.50 per share; issued
27,984,278 shares in 1994 and 1993                  41,976,417    41,976,417
Additional paid-in capital                          871,128       -
Retained earnings                                   246,704,894   227,358,484
Cumulative translation adjustment                   (3,413,821)   (946,404)
Less cost of treasury shares: 13,401,670 shares
in 1994 and 12,767,809 in 1993                      (167,206,663) (146,780,415)
Less loan receivable from Employees'
Stock Ownership Trust                               -             (83,762)

  Total stockholders' equity                        118,931,955   121,524,320

    Total                                           $323,720,845  $308,568,656

See notes to consolidated financial statements.

{STATEMENTS OF CONSOLIDATED CASH FLOWS}

Standex International Corporation and Subsidiaries

Ended June 30                                             1994            1993              1992
Cash Flows from Operating Activities
Net income                                                $27,147,163     $24,011,998       $21,913,103
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization                             12,477,651      12,869,607        11,921,519
Profit improvement incentive plan                         3,662,698       3,064,838         2,420,137
Deferred income taxes                                     795,000         606,000           720,000
Net pension credit                                        (837,000)       (620,000)         (959,000)

(Gain)loss on sale of investments,
 real estate and equipment                                (1,045,123)     284,928           342,903
Gain on disposition of businesses                         -               -                 (1,029,324)
Increase (decrease) in cash from changes
 in assets and liabilities, net of effect of
 acquisitions and dispositions:

Receivables-net                                           (8,024,312)     261,099           (306,866)
Inventories                                               (9,254,430)     (1,534,022)       (3,286,998)
Prepaid expenses and other assets                         (2,189,924)     (969,571)         (1,325,187)
Accounts payable                                          459,485         (981,692)         3,166,620
Accrued payroll, employee benefits and other liabilities  (3,247,000)     498,789           1,035,755
Income taxes                                              (1,706,496)     (996,557)         228,850

Net cash provided by operating activities                 18,237,712      36,495,417        34,841,512

Cash Flows from Investing Activities
Expenditures for property and equipment                   (13,237,820)    (10,727,300)      (15,652,779)
Expenditures for acquisitions - net of cash acquired      -               -                 (6,738,831)
Proceeds from sale of investments, real estate
 and equipment                                            2,756,004       269,394           1,426,119
Proceeds from disposition of businesses                   -               -                 1,393,095

Net cash used for investing activities                    (10,481,816)    (10,457,906)      (19,572,396)

Cash Flows from Financing Activities
Proceeds from additional borrowings                       23,502,040      10,978,583        25,529,124
Payments of debt                                          (6,202,793)     (6,165,189)       (11,903,669)
Stock issued under employee stock option and
 stock purchase plans                                     3,977,218       4,311,404         6,553,612
Cash dividends paid                                       (7,800,753)     (6,872,400)       (6,589,792)
Purchase of treasury stock                                (23,532,338)    (31,895,811)      (26,086,257)
Payments on Employees' Stock Ownership Trust loan         83,762          755,939           671,532

Net cash used for financing activities                    (9,972,864)     (28,887,474)      (11,825,450)

Effect of Exchange Rate Changes on Cash and
 Cash Equivalents                                         (277,716)       (522,585)         133,653

Net Changes in Cash and Cash Equivalents                  (2,494,684)     (3,372,548)       3,577,319
Cash and Cash Equivalents at Beginning of Year            7,518,085       10,890,633        7,313,314

Cash and Cash Equivalents at End of Year                  $5,023,401      $7,518,085        $10,890,633

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest                                                  $5,856,833      $5,633,566        $7,343,214
Income taxes                                              15,919,562      13,718,741        11,075,201

See notes to consolidated financial statements.

{NOTES TO CONSOLIDATED FINANCIAL STATEMENTS}

Summary of Accounting Policies


Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Standex International Corporation and its subsidiaries.

Cash and Cash Equivalents

Includes highly liquid investments purchased with a remaining maturity of three months or less. The recorded amount of cash equivalents approximates fair market value.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are depreciated over their estimated useful lives using primarily the straight-line method.

Goodwill

The excess of purchase price of acquired companies over the fair value of net identifiable assets at date of acquisition has been recorded as goodwill and is being amortized on a straight-line basis over a forty-year period. Accumulated amortization aggregated $6,864,000 and $6,250,000 at June 30, 1994 and 1993, respectively. The Company annually evaluates the net balance of goodwill based on the projected operating income of the respective businesses on an undiscounted cash flow basis.

Foreign Currency Translation

Assets and liabilities of non-U.S. operations are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated using average exchange rates. The resulting translation adjustment is reported as a separate component of stockholders' equity. Gains and losses from non-U.S. currency transactions are included in results of operations.

Earnings Per Share

Earnings per share are computed based on the average number of shares and share equivalents outstanding during the year. The weighted average number of shares used in the determination of earnings per share was 15,293,351, 16,375,964 and 17,836,576 in 1994, 1993 and 1992, respectively. All references to share and per share data have been adjusted to reflect the two-for-one stock split in May, 1993.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 1994 financial statement presentation.

Inventories

Inventories are comprised of (in thousands):
                                       1994           1993
Raw materials                          $36,765        $33,187
Work in process                        25,598         21,648
Finished goods                         42,198         40,643

    Total                              $104,561       $95,478

Debt

Debt is comprised of (in thousands):
                                       1994           1993
Bank credit agreements                 $109,095       $87,371
Institutional investors 8 3/4%
(Due 1995-1996)-unsecured              10,000         15,000
Other 1% to 11%
(Due 1995-2003)                        3,335          2,759

    Total                              122,430        105,130
Less current portion                   9,576          10,714

    Total long-term debt               $112,854       $94,416

Bank Credit Agreements

The Company has the option to borrow up to $135,000,000 on an unsecured short-term basis at rates which are generally below the prime rate (such rates varied from 3.4% to 4.5% during 1994). In addition, the Company has a revolving credit agreement with four banks. The agreement provides for a maximum credit line of $125,000,000 until December 31, 1997, at which time outstanding loans will be due and payable. Borrowings under the agreement period would generally bear interest at rates which approximate the prime rate. The Company is required to pay a commitment fee of up to 1/2% on the average daily unused amount. There were no borrowings outstanding under the revolving credit agreement during 1994, 1993 or 1992.

Available borrowings under the bank agreements described above are reduced by short-term borrowings. The following is a summary of borrowings under the agreements (in thousands):
                                       1994        1993          1992
Maximum month-end borrowings during
the year                               $109,095    $87,848       $77,466
Average aggregate
borrowings during
the year                               $97,351     $76,959       $63,192
Weighted average
interest rate for
borrowings out-
standing during
the year                               3.8%        3.8%          5.5%
Available borrowings
at year-end                            $25,905     $37,629       $22,534

The Company may refinance the unsecured short-term borrowings on a long-term basis under the revolving credit agreement discussed above. As such, the short-term outstanding borrowings, which are not expected to be paid within a year, are classified as long-term debt, and the debt repayment schedule, as presented below, is based on the terms of the revolving credit agreement. Management believes that the recorded amount of short-term borrowings approximate their fair value.

Loan Covenants and Repayment Schedule

The Company's loan agreements contain provisions relating to the maintenance of working capital and other financial ratios, restrictions on additional borrowings, treasury stock purchases and payments of dividends. At June 30, 1994, retained earnings of $6,365,000 were available for dividends and other distributions; this limitation will be augmented in the future by 50% of net income subsequent to June 30, 1994. It is anticipated the debt to which this covenant applies will be paid in full by September 30, 1994.

Debt is due as follows: 1995, $9,576,000; 1996, $5,375,000; 1997, $305,000;
1998, $106,075,000; 1999, $190,000; and thereafter $909,000.

Accrued Payroll and Employee Benefits

This current liability caption consists of (in thousands):
                                                   1994          1993

Payroll                                            $13,138       $12,813
Benefits                                           3,540         4,377
Taxes                                              1,530         1,521
    Total                                          $18,208       $18,711

Commitments

The Company leases certain property and equipment under agreements with initial terms ranging from one to twenty years. Rental expense for the years ended June 30, 1994, 1993 and 1992 was approximately $5,900,000, $5,400,000 and
$4,800,000, respectively. At June 30, 1994, the minimum annual rental commitments under noncancelable operating leases, principally real estate, were approximately: 1995, $3,700,000; 1996, $2,700,000; 1997, $1,600,000; 1998,
$1,100,000; 1999, $800,000; after 1999, $500,000.

Contingencies

The Company is a party to various claims and legal proceedings related to environmental matters generally incidental to its business. Management has evaluated each matter based upon the advice of its independent environmental consultants and has recorded an appropriate provision for the resolution of such matters in accordance with Statement of Financial Accounting Standards
(SFAS) No. 5, "Accounting for Contingencies." Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

Income Taxes
Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for
Income Taxes." Deferred assets and liabilities are recorded for the expected future tax consequences of events that have been included in the financial statements or tax returns. The adoption of SFAS No. 109 did not have a material impact on the Company's consolidated financial statements.

The provision for income taxes consists of (in thousands):
                                       1994        1993          1992
Current:
Federal                                $8,509      $8,201        $6,755
State                                  2,062       1,640         1,323
Non-U.S.                               3,709       2,991         2,948
    Total                              14,280      12,832        11,026
Deferred                               795         606           720
    Total                              $15,075     $13,438       $11,746

Income before income taxes relating to U.S. operations was $30,254,000,
$27,862,000 and $23,872,000 in 1994, 1993 and 1992, respectively. Income before income taxes for Non-U.S. operations was $11,968,000, $9,588,000 and $9,787,000 in 1994, 1993 and 1992, respectively.
A reconciliation of the U.S. Federal income tax rate to the effective income tax rate is as follows:
                                       1994        1993          1992
Statutory tax rate                     35.0%       34.0%         34.0%
Non-U.S.                               (1.1)       (1.0)         (0.7)
State taxes                            3.3         3.3           2.6
Insurance - net                        (0.5)       (0.3)         (1.5)
Other items - net                      (1.0)       (0.1)         0.5
    Effective income tax rate          35.7%       35.9%         34.9%

Significant components of the Company's net deferred tax liability as of June
30, 1994 were as follows (in thousands):
Deferred tax liabilities:
Accelerated depreciation                    $12,612
Net pension credit                          5,678
Other items                                 589
Deferred tax assets:
Expense accruals                            (3,357)
Compensation costs                          (1,753)

    Net deferred tax liability              $13,769

Significant components of deferred income taxes and their related impact on deferred income tax expense are as follows (in thousands):
                                  1994              1993           1992
Accelerated depreciation          $606              $612           $277
Net pension credit                759               621            676
Compensation costs                (509)             28             -
Business disposition costs        -                 -              489
Expense accruals                  (204)             (538)          (718)
Other items                       143               (117)          (4)

    Total                         $795              $606           $720

At June 30, 1994, accumulated retained earnings of non-U.S. subsidiaries totaled $35,185,000. No provision for U.S. income and foreign withholding taxes has been made because it is expected that such earnings will be reinvested indefinitely or the distribution of any remaining amount would be principally offset by foreign tax credits. The determination of the withholding taxes that would be payable upon remittance of these earnings and the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

Industry Segment Information

The Company is composed of three product groups. These groups are described on pages 4-11. Net sales include only transactions with unaffiliated customers and include no significant intersegment or export sales. Operating income by product group and geographic area excludes general corporate and interest expenses. Assets of the Corporate segment consist primarily of cash, administrative buildings and equipment and other non-current assets.

                                                      Net Sales                               Operating Income
(In thousands)                          1994          1993            1992           1994          1993           1992
Graphics/Mail Order                     $138,738      $145,558        $147,117       $11,484       $13,342        $11,949
Institutional                           241,054       211,682         187,896        28,379        25,125         20,405
Industrial                              149,607       149,067         141,839        16,955        15,810         15,147
Corporate and other                     -             5               364            (14,596)      (16,827)       (13,842)
    Total                               $529,399      $506,312        $477,216       $42,222       $37,450        $33,659

                                               Assets Employed                             Capital Expenditures
(In thousands)                          1994          1993            1992           1994          1993           1992
Graphics/Mail Order                     $76,250       $75,410         $83,226        $3,031        $1,368         $3,545
Institutional                           136,117       117,314         109,858        6,521         4,472          4,390
Industrial                              95,732        100,071         104,183        3,627         4,816          7,340
Corporate and other                     15,622        15,774          19,299         59            71             378
    Total                               $323,721      $308,569        $316,566       $13,238       $10,727        $15,653

                                                                                     Depreciation and Amortization
(In thousands)                                                                  1994        1993           1992
Graphics/Mail Order                                                             $2,659      $2,802         $2,623
Institutional                                                                   4,522       4,246          3,715
Industrial                                                                      5,036       5,391          5,234
Corporate and other                                                             261         431            350
    Total                                                                       $12,478     $12,870        $11,922

Financial data related to U.S. and non-U.S. operations:
                                                          U.S.                                      Non-U.S.
(In thousands)                         1994               1993          1992         1994          1993           1992

Net sales                              $431,774           $402,274      $373,888     $97,625       $104,033       $102,964
Operating income                       45,761             44,987        37,799       11,057        9,290          9,702
Assets employed                        232,448            207,999       205,432      75,651        84,796         91,835

The Corporate segment is excluded from the above table.

Employee Benefit Plans

Retirement Plans

The Company and its subsidiaries have several company sponsored, funded retirement plans covering substantially all U.S. and many non-U.S. employees. Benefits are principally based on an employee's years of service and compensation during employment. The Company's funding policy with respect to the U.S. plans is to contribute annually the amount required by the Employee Retirement Income Security Act of 1974. Non-U.S. plans are funded in accordance with local requirements.

The periodic pension credit is comprised of the components listed below as determined using the projected unit credit actuarial cost method (in thousands):
                                    1994            1993          1992
Service costs for benefits
earned during the period            $3,913          $3,852        $3,687
Interest cost on projected
benefit obligation                  7,478           6,941         6,278
Actual return on plan assets        1,217           (9,192)       (5,750)
Net amortization and deferral       (13,445)        (2,221)       (5,174)

    Net pension credit              $(837)          $(620)        $(959)

The following table sets forth the funded status and obligations of the
Company's principal plans at year end, using a measurement date of April 1
(in thousands):
                                                    1994          1993
Accumulated vested benefit obligation               $79,236       $68,797
Projected benefit obligation                        99,068        90,120
Fair value of assets                                113,350       117,750
    Funded status                                   14,282        27,630
Unrecognized transition amount                      (13,534)      (15,299)
Unrecognized prior service cost                     1,455         1,565
Unrecognized loss (gain)                            8,692         (4,682)

    Prepaid pension cost                            $10,895       $9,214


The accumulated benefit obligation approximated the accumulated vested benefit obligation in 1994 and 1993. The Company used an assumed weighted average discount rate of 8.0% for 1994 and 8.5% for 1993 and 1992, and a rate of increase in future compensation levels of 5% in 1994, and 6% for 1993 and 1992 in determining the actuarial present value of the U.S. projected benefit obligation. The expected long-term rate of return on U.S. plan assets was 9% in 1994, 1993 and 1992. At June 30, 1994, U.S. plan assets consisted of equity securities, U.S. treasury obligations, corporate bonds and cash equivalents. For its non-U.S. plans, the Company used assumed weighted average discount rates ranging from 7.5% to 10%, and rates of increase in future compensation levels ranging from 5% to 7% in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on plan assets was 11.0%. As of June 30, 1994, non-U.S. plan assets consist of units in a pooled investment fund.

Certain U.S. employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Contributions and cost are determined in accordance with the provisions of negotiated labor contracts or terms of the plans. Pension expense for these plans was $1,006,000, $881,000 and $939,000 in 1994, 1993 and 1992, respectively.

Employees' Stock Ownership Plan

The Company has an Employee Stock Ownership Plan covering certain salaried employees. Amounts provided for this plan are approved by the Board of Directors and for the years ended June 30, 1994, 1993 and 1992 aggregated $1,000,000 each year.

Profit Improvement Incentive Plan

The Company has a profit improvement incentive plan in which certain officers and employees participate. Shares under this plan are issued at the discretion of the Salary and Employee Benefits Committee of the Board of Directors and are assigned a value equal to a multiple of earnings per share payable in five years based upon the net increase in earnings per share over the five-year period. Each fiscal year, amounts are charged or credited to operations to reflect this liability. Amounts charged to operations for the years ended June 30, 1994, 1993 and 1992 were $3,663,000, $3,065,000 and $2,420,000, respectively.

Postretirement Benefits Other Than Pensions

The Company sponsors unfunded postretirement medical and life plans covering certain full time employees who retire and have attained the requisite age and years of service. Retired employees are required to contribute toward the cost of coverage according to various rules established by the Company.
Effective July 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of postretirement benefits (such as health care and life insurance benefits) during the years an employee provides services. Prior to adopting this standard, the Company recorded the cost of these benefits on a pay-as-you-go basis. The adoption of SFAS No. 106 increased operating expenses by $639,000 in 1994. Postretirement benefits paid during 1994 totaled $667,000, while net postretirement costs recorded in 1994 aggregated $1,306,000 which included service and interest costs of $119,000 and $741,000, respectively, as well as $446,000 relating to the amortization of the transition obligation which is being amortized on a straight line basis over twenty years.

The following table sets forth the funded status of the Company's postretirement benefit plans (in thousands):

Accumulated benefit obligation:
Retirees                                         $4,770
Eligible active employees                        1,921
Other active employees                           2,384
  Total                                          9,075
Unrecognized net loss                            49
Unrecognized transition obligation               (8,485)

Accrued postretirement cost                      $639

The Company used an assumed discount rate of 8% and an initial assumed health care cost trend rate of 8.5%, declining gradually to an ultimate cost rate of 4.5% for years after 2008. A 1% increase in the assumed health care cost trend rate would have increased the cost of postretirement health care benefits by 8% and the accumulated benefit obligation at June 30, 1994 by $726,000.

Stock Option and Stock Purchase Plans

Stock Option Plans
At June 30, 1994, 546,616 shares of common stock were reserved for issuance under the Stock Option Plans. Options may be granted at or below fair market value as of the date of grant and must be exercised within the period prescribed by the Salary and Employee Benefits Committee of the Board of Directors at the time of grant but not later than ten years from the date of grant. Options granted at fair market value can be exercised any time after six months from date of grant, and options granted at below fair market value can only be exercised in accordance with vesting schedules prescribed by the Committee.

A summary of options issued under the plans is as follows:

                                           No. of Shares
Outstanding, June 30, 1991
($5.10 to $10.50 per share)                      1,412,100
Granted ($9.00 to $12.50 per share)              24,500
Exercised ($5.10 to $10.32 per share)            (487,816)
Cancelled ($5.08 to $8.25 per share)             (138,134)

Outstanding, June 30, 1992
($5.10 to $12.50 per share)                      810,650
Granted ($15.82 to $18.38 per share)             48,000
Exercised ($5.10 to $12.50 per share)            (255,554)

Outstanding, June 30, 1993
($5.10 to $18.38 per share)                      603,096

Granted ($16.00 to $26.00 per share)             37,000
Exercised ($5.10 to $15.81 per share)            (177,884)
Cancelled ($7.50 to $12.50 per share)            (4,800)

Outstanding, June 30, 1994
($6.75 to $26.00 per share)                      457,412

Exercisable, June 30, 1994
($6.75 to $18.38 per share)                      293,912

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan which allows employees to purchase shares of common stock of the Company at a 15% discount from market value. Shares of stock reserved for the Plan were 282,539 at June 30, 1994. Shares purchased under this plan aggregated 85,391; 85,910 and 50,471 in 1994, 1993 and 1992, respectively.

Shareholders Rights Plan

The Company has a Shareholders Rights Plan for which purchase rights have been distributed as a dividend at the rate of one right for each share of common stock held. The rights may be exercised only if an entity has acquired beneficial ownership of 20% or more of the Company's common stock, or announces an offer to acquire 30% or more of the Company.

Stock split

All share and per share data have been adjusted, where appropriate, to reflect the May 1993, two-for-one stock split.

Acquisitions

During 1992, the Company made five acquisitions for a total of $6,700,000 in cash. These transactions were accounted for as purchases and, accordingly, the consolidated financial statements include the results of operations of the acquired businesses from their respective acquisition dates. The purchase price of the acquisitions were allocated to the assets acquired based on their fair value and resulted in the recognition of goodwill of $1,220,000. If the acquisitions had occurred as of July 1, 1991 consolidated results would not have been materially affected.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended June 30, 1994 and 1993 are set forth on page 14.

Subsequent Event

On August 10, 1994, the Company entered into an agreement to sell a subsidiary, Standex International Engraving GmbH, as of August 31, 1994 for total consideration of $19.4 million. This transaction is expected to result in a gain. Net sales of the subsidiary totaled $19.1 million during 1994.

{INDEPENDENT AUDITORS' REPORT}

To the Board of Directors and Stockholders of Standex International Corporation:

We have audited the accompanying consolidated balance sheets of Standex International Corporation and subsidiaries as of June 30, 1994 and 1993, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Standex International Corporation and subsidiaries as of June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

Boston, Massachusetts
August 16, 1994

Corporate
Headquarters

Standex International Corporation
6 Manor Parkway
Salem, N.H. 03079
(603) 893-9701
Facsimile:(603) 893-7324

Common Stock
Listed on the New York Stock
Exchange (Ticker symbol:SXI)

Transfer Agent and Registrar:
The First National Bank
of Boston, Shareholder
Services Division,
Box 644, Mail Stop 45-02-09,
Boston, Mass. 02102-0644
(617) 575-2900

Counsel
Hale and Dorr
60 State Street
Boston, Mass. 02109

Auditors
Deloitte & Touche LLP
125 Summer Street
Boston, Mass. 02110

Shareholder Services

Stockholders should contact Standex.s Transfer Agent (The First National Bank of Boston, Shareholder Services Division, Box 644, Mail Stop 45-02-09, Boston, Mass. 02102-0644) regarding changes in name, address or ownership of stock;
lost certificates or dividends; and consolidation of accounts.

Form 10-K

Shareholders may obtain a copy of Standex.s Form 10-K Annual Report, as filed with the Securities and Exchange Commission by writing to: Standex Investor Relations Department, 6 Manor Parkway, Salem, N.H. 03079

Stockholder Meeting

The Annual Meeting of Stockholders will be held at
11:00 AM on Tuesday, October 25, 1994 at The First National Bank of Boston, Auditorium, Main Lobby, 100 Federal Street, Boston, Mass.
{BOARD OF                   {CORPORATE               {DIVISION
DIRECTORS}                  OFFICERS}                MANAGEMENT}

Thomas L. King*             Thomas L. King           Robert J. Dittrich
Chairman of the Board,      Chairman of the Board,   President
President, Chief            President, Chief         Standard Publishing
Executive Officer           Executive Officer
                                                     Harry D. Goodwin
John Bolten, Jr.a           David R. Crichton        President
Consultant                  Executive Vice           Crest Fruit Company
                            President/
William L. Brown*           Operations               Jerry G. Griffin
Former Chairman of the                               President
Board of Bank of Boston     Thomas H. DeWitt         Standex Commercial Products
Corporation and The First   Executive Vice
National Bank of Boston     President/               John Hill
                            Administration,          Chairman & Consultant
David R. Crichton           General Counsel          Standex Electronics
Executive Vice
President/Operations        Lindsay M. Sedwick       Giorgio Mazza
                            Vice President,          President
Samuel S. Dennis 3d*a       Treasurer                Roehlen Industries/Europe
Senior Partner, Hale
and Dorr, Attorneys         Edward J. Trainor        Martin D. Pallante
                            Vice President           President
Thomas H. DeWitt                                     Roehlen Industries/
Executive Vice President/   Robert R. Kettinger      North America
Administration,             Corporate Controller
General Counsel                                      Thomas Tellin
                            Richard H. Booth         President
Walter F. Greeley           Corporate Counsel,       James Burn International
Chairman, High Street       Secretary
Associates, An Investment                            Edward J. Trainor
Partnership                 Deborah A. Rosen         President
                            Senior Corporate         Standex Institutional
Daniel B. Hogan, Ph.D.      Attorney,                Products
President,                  Assistant Secretary

The Apollo Group,                                    L. Kenneth Womelsdorf
Management Consultants      Norman B. Asher          President
                            Assistant Secretary      Standex Precision
C. Kevin Landry                                      Engineering
Managing Partner,
T.A. Associates,
A Venture Capital Firm

H. Nicholas Muller, III,
Ph.D.
Director, State
Historical
Society of Wisconsin

Sol Sackel
Former Senior
Vice President of the
Company

Lindsay M. Sedwick
Vice President, Treasurer



* Member of Executive
Committee
a Founder of the Company








Printed in U.S.A. by Standard Publishing,
Cincinnati, Ohio, a division of Standex International.