Form 10-K, Exhibit 13
period 1995-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 1995-09-22
CIK 310354

Standex International is a diversified manufacturer producing and marketing a wide variety of useful, quality products. The Company enjoys a broad and well-balanced earnings base by virtue of its strong market position in selected areas of operation.

Three Product Groups - Institutional Products, Industrial Products, and Graphics/Mail Order - are comprised of ten operating divisions.

The Company operates 87 plants located in 14 countries, and its products are sold throughout the world.

Standex's policy of balanced diversification - coupled with aggressive management and conservative financial techniques - has enabled the Company to achieve above average growth in sales and earnings since its founding in 1955.

In August of this year Standex paid its 124th consecutive quarterly dividend. This represents 31 years of uninterrupted dividend payments since first becoming a public corporation in 1964.

Financial Highlights
Year Ending June 30   1995           1994         1993            1992          1991

Operations

Net Sales      $569,292,824  $529,399,483  $506,312,331   $477,216,161  $481,700,906
Net Income       38,320,175    27,147,163    24,011,998     21,913,103    20,175,991
Return on Sales         6.7%          5.1%          4.7%           4.6%          4.2%
Return on Equity       29.0%         22.8%         19.8%          16.0%         14.5%
Depreciation     12,355,863    12,477,651    12,869,607     11,921,519    12,016,700
Interest Expense  8,367,075     5,937,960     5,597,049      6,565,160     7,901,980

Per Share Data*

Net Sales         $   39.15    $    34.62    $    30.92     $    26.75   $     25.01
Earnings               2.64          1.78          1.47           1.23          1.05
Book Value             9.45          8.16          7.99           8.27          7.71
Dividends               .63           .52           .43            .38           .36
Average Shares
 Outstanding     14,540,476    15,293,351    16,375,964     17,836,576    19,258,470

*Adjusted for May, 1993 two-for-one stock split


         RETURN ON EQUITY

              The Return on Equity chart is calculated by dividing net income for the fiscal by stockholders' equity as of the end of the year. The chart shows the following returns on equity:

                 Fiscal 1991                   14.5%
                 Fiscal 1992                   16.0%
                 Fiscal 1993                   19.8%
                 Fiscal 1994                   22.8%
                 Fiscal 1995                   29.0%

         EARNINGS PER SHARE

              The Earnings Per Share chart is calculated by dividing the net income for the fiscal year by the average shares outstanding for the year. The chart shows the following earnings per share:

                 Fiscal 1991                   $1.05
                 Fiscal 1992                   $1.23
                 Fiscal 1993                   $1.47
                 Fiscal 1994                   $1.78
                 Fiscal 1995                   $2.64

         DIVIDEND HISTORY

              The Dividend History chart reflects the dividends paid per share for each fiscal year. The chart shows the following dividends:

                 Fiscal 1991                   $0.36
                 Fiscal 1992                   $0.38
                 Fiscal 1993                   $0.43
                 Fiscal 1994                   $0.52
                 Fiscal 1995                   $0.63



To Our Stockholders

Fiscal 1995 turned out to be an outstanding year for Standex. For the year just ended, sales, net income, return on equity, and earnings per share all reached record levels.

Operating Results:

For the fiscal year ended June 30, Standex reported sales of $569,293,000 - a 7.5% increase over fiscal 1994 revenues of $529,399,000. Shipments increased by $40 million, despite the sale of a substantial operating unit early in the year. Net income rose 41.2% to $38,320,000 compared with $27,147,000 generated during the previous year. With a reduced number of shares outstanding, earnings per share increased 48.3% to a new high of $2.64 per share. After excluding non-recurring income, total dollar income is still ahead by $7,830,000 or 28.8%, while earnings per share advanced 35.4% to $2.41 per share, compared to $1.78 reported for fiscal 1994.

Stockholders' Equity increased by $13,420,000 over the past twelve Months, despite the expenditure of $23,912,350 to buy back shares of Standex common stock, and the payment of $8,994,000 in dividends. Return on equity reached a new high of 29.0%, and has now doubled over the past four years.

The Corporation continues to commit capital aggressively for the expansion and upgrading of existing production facilities, as well as the development of additional manufacturing sites. Over the past twelve months $12,006,000 was invested in new plant and equipment. Capital expenditures over the past five years have totaled $65,424,000, and this level of investment spending is expected to continue. We do expect, however, that capital requirements for the foreseeable future can be funded primarily through depreciation charges.

Dividend Increases:

The continued strong growth in Corporate earnings again allowed the Board of Directors to increase the dividend twice during fiscal 1995, for a total increase of 21.4%. This is the third consecutive year in which the dividend has been increased twice, and is an obvious reflection of the Board's confidence in the ability of the Corporation to generate a strong cash flow.

Stockholder Return:

The Corporation continued to buy-in shares during fiscal 1995. For the twelve month period ended June 30, 1995, an additional 802,761 shares were acquired at a cost of $23,912,350. Since the inception of this program in fiscal 1985, a total of 17,265,602 shares have been acquired for a total expenditure of $218,877,100. This works out to an average cost of $12.68 per share and has cut the number of shares outstanding by more than half.

An interesting measure of the cash flow being generated from operations is that while the total debt on June 30, 1995, was $115,165,456, the amount which has been expended on the stock purchase program totaled $218,877,100. Obviously if no shares had been purchased, the balance sheet would show zero debt, and cash balances would exceed $100 million.

A Final Word:

There are obviously many different ways to be successful. Over the years, Standex has evolved a corporate structure which functions very effectively through a wide variety of economic conditions. Since first becoming a public corporation in 1964 the Company has grown steadily, and the primary goal has always been to create value for our shareholders. That is still our primary goal, and we feel confident that we can continue to do so.

/S/THOMAS L. KING
Thomas L. King
Chairman and Chief Executive Officer

/S/EDWARD J. TRAINOR
Edward J. Trainor
President and Chief Operating Officer

[DESCRIPTIONS OF PICTURES BELOW]

Above: Chairman and Chief Executive Officer Thomas L. King Bottom left: President and Chief Operating Officer, Edward J. Trainor
Left margin:

Performance Graph

     The following graph compares the cumulative total stockholder return on the Company's Common Stock as of the end of each of the last five fiscal years with the cumulative total stockholder return on the Standard & Poor's Manufacturing (Diversified Industry) Index and on the Russell 2000 Index, assuming an investment of $100 in each at their closing prices on June 30, 1990 and the reinvestment of all dividends:

                               Standex                        S&P
Measurement Period          International       Russell  Manufacturing
Fiscal Year Covered          Corporation         2000       (Div. Ind.)

Measurement Pt.-6/30/90       $100              $100        $100
FYE 6/30/91                   $ 98              $101        $106
FYE 6/30/92                   $139              $116        $105
FYE 6/30/93                   $181              $146        $124
FYE 6/30/94                   $234              $152        $139
FYE 6/30/95                   $287              $183        $183

Industrial Products Group:

The Industrial Products Group includes Roehlen/Europe, Roehlen/North America, Standex Precision Engineering and Standex Electronics. These divisions accounted for 26% of total Corporate sales and 37% of operating income for fiscal 1995, compared with 28% of sales and 30% of operating income for the previous fiscal year.

Standex Electronics is headquartered in the United Kingdom with additional production facilities located in the United States and Mexico. The division is a fully integrated manufacturer of electronic components and assemblies for the telecommunications, automotive, appliance, industrial and military power supply, and security industries.

The two Roehlen Industries units enjoy a worldwide position of pre-eminence in the use of Texturization (registered trade mark) to produce a variety of decorative effects on plastics, rubber, metal, paper and wallboard. The Texturization (registered trade mark) is produced through the use of engraved embossing rolls and plates, from plants located in the United States, France, Germany, the United Kingdom, Spain, Portugal and Australia.

Mold-Tech, which is part of the Roehlen Industries Group, is the world's leading engraver of textured patterns on molds and dies to achieve decorative effects on molded products. Operations include 18 separate facilities located in major tooling centers of Europe, North America and Asia.

Procon (registered trade mark) pumps are manufactured at plants located in Tennessee and in Ireland. These rotary vane pumps are widely used in the beverage industry for the carbonation of soft drinks, and for the operation of espresso coffee machines. Additional diverse end uses include welding coolant systems and kidney dialysis machines.

B.F. Perkins is a prominent manufacturer of web product finishing machinery for the paper, textile, non-woven and magnetic tape industries.

Spincraft is a leader in the power spinning of various metals. Company plants in Wisconsin and Massachusetts form and fabricate a wide variety of alloys into components utilized in gas turbines, aircraft engines, nuclear reactors and many other products.

Custom Hoists of Hayesville, Ohio manufactures single and double acting telescopic and piston rod hydraulic cylinders. The cylinders are sold to OEM's manufacturing dump trucks, trash collection vehicles, lift trucks and other mobile units requiring hydraulic power.

[DESCRIPTION OF PICTURES BELOW]

Above right: Procon pumps are used in espresso coffee machines
Below: Reed-switch production at Standex Electronics
Above: Mold-Tech textures automotive interiors for virtually all of the industry's major manufacturers [picture of car interior steering wheel and dashboard] Below right: Custom Hoists' hydraulic cylinders as used on aircraft servicing carts.


Institutional Products Group:

The Institutional Products Group is composed of Standex Institutional Products, Standex Air Distribution Products and Standex Commercial Products. During fiscal 1995 these three divisions represented 47% of total Corporate sales and 43% of total operating income. This compares with 46% of sales and 50% of operating income during fiscal 1994.


Master-Bilt manufactures a complete line of commercial refrigeration equipment, ranging from small ice cream dipping cabinets all the way up to large refrigerated warehouses. Two additional facilities were brought on line during fiscal 1995 as new product lines were added. Master-Bilt now operates four factories in Mississippi and one in Tennessee, totaling 726,000 square feet.

Snappy Air Distribution Products produces pipe, duct and fittings for heating, ventilating and air-conditioning residential housing. Headquartered in Minnesota, the company has an additional production facility in Colorado, and in May 1995 acquired Metal Products Manufacturing, Inc. of Milwaukie, Oregon. This new facility will strengthen Snappy's market penetration in the Pacific Northwest.

USECO and General Slicing are both located in Murfreesboro, Tennessee. USECO custom designs and manufactures feeding systems for institutions with large food service requirements, such as schools, hospitals and prisons. General Slicing manufactures and/or distributes a variety of slicers, meat grinders, vegetable shredders and heavy duty food waste disposers. The fast food industry is a major customer.

The Toastswell Company of St. Louis, Missouri manufactures a broad line of commercial toasters, waffle irons, griddles and food warmers for the restaurant industry.

H.F. Coors, from its factory in Los Angeles, produces china and cookware for restaurants and hotels. The Mason Candlelight Company, headquartered in New Jersey, supplies candles and candle lamps for table top lighting, to many of those same markets.

National Metal Industries, located in Springfield, Massachusetts, produces a wide variety of fabricated metal products and specialty hardware. Products include Christmas tree stands, copier work stations, metal storage cabinets and custom precision stampings.

Williams Healthcare Systems, with production facilities in Elgin, Illinois and Lenexa, Kansas, is the world's leading manufacturer of chiropractic and traction tables. The company also produces a line of electrotherapy and ultrasound equipment for the related but broader physical therapy market.

BK Industries of South Carolina, and Barbecue King of England, produce commercial barbecue oven/rotisseries, pressure fryers, cook and hold ovens, doughnut fryers and display merchandisers. Principal markets are fast food outlets, delicatessens, supermarkets and convenience stores.

Jarvis Caster Group is a major producer of institutional and industrial casters and wheels for the North American market. Production facilities are located in Massachusetts, Michigan and California, with assembly and distribution sites, under the "Can-Am" name, in Montreal, Toronto and Vancouver. A major expansion of the Michigan factory was completed during this past fiscal year.

Federal Industries, headquartered in Wisconsin, manufactures both refrigerated and non-refrigerated display cases for the food service industry. The company enjoys a particularly strong market position in the bakery industry with a broad line of proofers, dough retarders and freezers. Reach-in glass door merchandisers are also produced for the supermarket and convenience store trade.

[DESCRIPTION OF PICTURES BELOW]


Above right: USECO's Cook/ Chill system Below: Snappy manufactures pipe, duct and fittings for heating, ventilating and air conditioning [picture of pipe, duct and fittings]

Above right: Master-Bilt's  Rack Refrigeration Systems

Below: General Slicing vegetable shredders

Above top: Williams. new Combi MTS table Above bottom: Christmas tree stands made by National Metal Industries Barbecue King's commercial barbecue oven/rotisseries

Above: Jarvis/Pemco supplies plastic wheels to every shopping cart manufacturer in North America [picture of shopping cart]

Right: Federal Industries' bakery display cases

Graphics/Mail Order Group:

The Graphics/Mail Order Group consists of Standard Publishing, James Burn International and Crest Fruit Company. These three units accounted for 27% of Corporate sales and 20% of operating income during fiscal 1995. This compares with 26% of sales and 20% of operating income during fiscal 1994.

Standard Publishing, founded in 1866, is headquartered in Cincinnati, Ohio, and is the leading publisher of nondenominational religious curricula and Vacation Bible School (VBS) programs in the United States. A new children's Bible was introduced during this past year and was enthusiastically received. The company also operates a chain of Berean (registered trade mark) Christian Stores which distribute religious literature and supplies to churches, school systems and individuals. Standard Publishing is also a major commercial printer. A substantial amount of printing work is done for other religious publishers as well as direct mail catalogs and other materials (including this Annual Report) for commercial and industrial accounts.

Doubleday Bros. & Co., headquartered in Kalamazoo, Michigan, was founded in 1898 and was acquired by Standex in 1967. The company produces a broad range of custom continuous forms for business, as well as specialized forms and election equipment and supplies for county and state governments.

James Burn International manufactures two distinct mechanical binding systems. Wire-O (registered trade mark) is a double loop wire binding system utilized in a wide range of products including computer manuals, diaries, calendars and cookbooks. Mult-O (registered trade mark) is a multiple ring binding system used for high quality binding. James Burn also designs and manufactures punches and wire binding machinery for use with the Wire-O binding system. A new, high speed punch introduced this past year has gained wide acceptance in quick print and document reproduction centers. James Burn operates manufacturing facilities in the United States, England and France with warehousing and distribution facilities in Germany, Sweden and Spain.

Crest Fruit is the nation's leading mail order marketer of Texas "Ruby Red" grapefruit. Catalog offerings also include a broad variety of other food items. Gift packages comprise much of the business during the Christmas season, but sales are generated steadily throughout the year through "clubs" which ship to members on a regular basis.

[DESCRIPTION OF PICTURES BELOW]

Doubleday election supplies have been used throughout the State of Michigan for over 50 years

Above: James Burn double loop wire binding  shown on various computer manuals
Right: Standex continues to expand the chain of Berean Stores [picture of Berean Bookstore]

                     Management's Discussion and Analysis


Liquidity and Capital Resources

During the fiscal year ended June 30, 1995, the Company sold a German subsidiary for net proceeds of $13.6 million. In addition, the Company formulated a plan to dispose of, or otherwise align, certain other businesses and product lines. In the aggregate, these transactions resulted in a gain of $5.4 million. The net proceeds from the sale, as well as net operating cash flows of $37.5 million, were used to purchase $23.9 million of the Company's Common Stock, fund property, plant and equipment expenditures of $12.0 million and pay $9.0 million in cash dividends to the Company's stockholders. The remaining net proceeds and net operating cash flows were primarily used to reduce debt. Residual costs related to the disposition and alignment of the other businesses and product lines will not have a material impact on future cash flows.
    The Company intends to continue its policy of using its funds to acquire property, plant and equipment, pay dividends, purchase its Common Stock and make acquisitions when conditions are favorable.
    Net Cash Provided by Operating Activities was $37.5 million in 1995 as compared to $18.2 million in 1994. The increase of $19.3 million in 1995 from 1994 was caused by several factors. Net Income rose $11.2 million, of which $7.8 million was due to growth in business activity. Accounts payable grew $9.2 million due mainly to an increase in inventory. This rise was necessitated by the need to support the growth in Net Sales reported by both the Graphics/Mail Order and Institutional segments, which is discussed below, as well as to meet increased customer demand anticipated in fiscal 1996. In addition, accrued income taxes rose $5.9 million primarily due to the increase in income for the year.
    In November 1994, the Company re-negotiated its Revolving Credit Agreement which increased the maximum credit line available from $125 million to $175 million and extended repayment terms from December 1997 to October 1999. In addition, the financial covenants were substantially reduced. All other conditions and warranties remained substantially unchanged from the prior Revolving Credit Agreement.
    At June 30, 1995, the Company had the ability to borrow an additional $62.2 million under the existing bank credit agreement. The Company believes that this resource, along with the Company's internally generated funds, will be sufficient to meet its anticipated needs for the foreseeable future. The Company's existing bank credit agreement is described in the footnotes to the Consolidated Financial Statements.

Operations
Net Sales by Industry Segment
(In thousands)            1995  Change       1994    Change       1993

Graphics/Mail Order   $152,723   10.1%   $138,738    (4.6)%   $145,558
Institutional          267,059    10.8    241,054      13.8    211,682
Industrial             149,508    (.1)    149,607        .3    149,067

Operating Income by Industry Segment
(In thousands)            1995  Change       1994    Change       1993

Graphics/Mail Order   $ 15,556   35.5%   $ 11,484   (13.9)%   $ 13,342
Institutional           33,943    19.6     28,379      12.9     25,125
Industrial              28,629    68.9     16,955       7.2     15,810


Fiscal 1995 as Compared to Fiscal 1994

Net Sales increased $39.9 million, or 7.5%, for the year ended June 30, 1995 as compared to the fiscal year ended 1994. During the fiscal year, a number of divisions implemented sales price increases to help offset rises in material prices. Although it is difficult to quantify the impact of the sales price increases on Net Sales, management believes the majority of the growth in Net Sales is due to an increase in unit volume. In addition, although changes in annual average exchange rates from 1994 to 1995 had a positive impact on Net Sales in 1995, the total effect was not significant.
    The Institutional segment reported the largest increase in Net Sales of $26.0 million for the year ended June 30, 1995. The majority of this segment's divisions reported growth in Net Sales as compared to fiscal 1994. The Commercial Products Group and Jarvis Caster Group reported the most significant gains in Net Sales due to increased customer demand and the introduction of new products.
    The Graphics/Mail Order segment registered a $14.0 million, or 10.1%, rise in Net Sales for the year ended June 30, 1995 as compared to the prior fiscal year. James Burn International, Standard Publishing and Berean Christian Stores accounted for the majority of this sales growth which was due to improved worldwide customer demand and the introduction of new products.
    For the year ended June 30, 1995, the Industrial segment experienced a slight decline in Net Sales due mainly to the sale of a German subsidiary in the first quarter of fiscal 1995. The absence of this subsidiary's Net Sales was offset by growth reported by the majority of reporting units within this group. This increase in Net Sales was primarily caused by the improved economic conditions worldwide.
    The Gross Profit Margin percentage increased from 32.7% in 1994 to 33.8% in 1995. The Gross Profit Margin percentages reported by the Institutional and Graphics/Mail Order segments both rose slightly. However, the Industrial segment registered an increase in the Gross Profit Margin percentage of 2.4% primarily due to increased sales volumes at certain units and improved operating efficiencies.
    Selling, General and Administrative Expense (SG&A) rose approximately $6.2 million in 1995 as compared to 1994. However, as a percentage of Net Sales, SG&A decreased slightly from 23.4% of Net Sales in 1994 to 22.9% in 1995. All three segments reported a decline in SG&A as a percentage of Net Sales. Both the Graphics/Mail Order and Institutional segments reported a dollar increase in SG&A due to their growth in business activity discussed above. These increases were offset by a decrease in expenses reported by the Industrial segment primarily due to the sale of one of its units.
    For the year ended June 30, 1995, Depreciation and Amortization Expense decreased slightly. This expense was $12.4 million in 1995, versus $12.5 million in 1994. The Graphics/Mail Order and Institutional Segments reported slight increases in Depreciation and Amortization Expense. However, these increases were offset by a 10.9% decline in Depreciation and Amortization Expense reported by the Industrial segment due to fewer reporting units.
    Interest Expense increased $2.4 million in 1995. This was caused by higher interest rates and increased borrowings during the year. The weighted average interest rate on borrowings increased to 5.7% in 1995 versus 3.8% in 1994.
    The above factors resulted in an improvement in Income Before Income Taxes of approximately $15.6 million, or 36.9%, in 1995 as compared to 1994. The most significant increase in Operating Income was reported by the Industrial segment mainly due to the net gain on the disposition of businesses and product lines previously discussed. This net gain is also included in the Non-U.S. Operating Income reported in the Industry Segment Information Note to the Consolidated Financial Statements.
    The effective tax rate decreased in 1995 to 33.7% versus 35.7% in 1994. The decline in the effective tax rate is primarily due to the increased use of foreign tax credits and tax benefits generated by UK subsidiaries. Due to the above factors, Net Income rose $11.2 million, or 41.2%.

Fiscal 1994 as Compared to Fiscal 1993

Net Sales increased $23.1 million, or 4.6%, for the year ended June 30, 1994 as compared to the fiscal year ended 1993. Changes in unit volume, and not prices, were primarily responsible for the variation in Net Sales reported for each segment.
    As shown in the table above, only the Graphics/Mail Order segment reported a decline in Net Sales for the fiscal year ended June 30, 1994.
    The Institutional segment reported record Net Sales for the year ended June 30, 1994 with a $29.4 million, or 13.8% increase. The majority of this segment's divisions experienced improvement in Net Sales as compared to fiscal year 1993. However, this segment's Master-Bilt Products division reported the single greatest improvement due to the increased sales strength of a product line which was introduced during fiscal year 1993. The Jarvis Caster Group and Snappy Air Distribution Products also reported noteworthy rises in Net Sales due to increased customer demand.
    The Graphics/Mail Order segment registered a $6.8 million, or 4.6%, decline in Net Sales partially due to the cyclical nature of its Doubleday Bros. & Co. division. The sluggish European economy and the decline in the average annual exchange rates of many European currencies against the dollar in 1994, as compared to 1993, has resulted in a decrease in Net Sales reported by this segment's James Burn Group.
    Net Sales reported by the Industrial segment rose slightly in fiscal 1994. A noteworthy improvement in Net Sales was reported by this segment's Standex Electronics division. However, this growth was offset by a decline in Net Sales reported by other operations. The European recession, particularly in the automotive industry, negatively impacted the Company's Roehlen Industries - Europe operations. Also, weakness in U.S. defense related industries has resulted in a decline in Net Sales reported by this segment's Spincraft operations.
    The Gross Profit Margin percentage registered a slight decrease from 33.2% in 1993 to 32.7% in 1994. The Gross Profit Margin percentage reported by the Industrial and Graphics/Mail Order segments remained consistent with the prior year. The Institutional segment reported a slight decrease in the Gross Profit Margin percentage from 28.6% in 1993 to 28.1% primarily due to competitive pressures on profit margins.
    Selling, General and Administrative Expense (SG&A) rose approximately $1.4 million in 1994 as compared to 1993. However, as a percentage of Net Sales, SG&A decreased from 24.2% in 1993 to 23.4%. The Institutional segment reported an increase in SG&A in direct proportion with its growth in Net Sales. This increase was offset by a decrease in expenses reported by the Graphics/Mail Order and Industrial segments. Due to the respective decline and stabilization of Net Sales reported by these two segments, management implemented cost reduction programs during the year which resulted in a decline in these expenses.
    In 1994, a slight decrease was experienced in Depreciation and Amortization Expense. This expense was $12.5 million in 1994, versus $12.9 million in 1993. There were no significant changes within any segment.
 Despite an increase in borrowings, Interest Expense increased only slightly in 1994. This is primarily due to lower interest rates in the first eight months of fiscal 1994 as compared to the same period in 1993.
    The above resulted in an improvement in Income Before Income Taxes of approximately $4.8 million, or 12.7%, in 1994 as compared to 1993.
    The effective tax rate remained fairly stable at 35.7% in 1994 which represented a slight decline from the 35.9% effective tax rate reported in 1993.
     Due to the above factors, Net Income rose $3.1 million, or 13.1%.

Other Matters

Inflation was a much bigger factor in 1995 for several of our divisions, primarily in the United States. The total impact is not quantifiable; however, it is not believed significant for the Company overall. Price increases were implemented where possible to help offset these cost increases. In the prior year, inflation had a minimal effect because of the relatively flat economic conditions worldwide.

Environmental matters - The Company is a party to various claims and legal proceedings, generally incidental to its business and has recorded an appropriate provision for the resolution of such matters. As stated in the Notes to the Consolidated Financial Statements, the Company believes that its provision is sufficient to cover any future payment, including legal costs, under such proceedings.

New Accounting Pronouncements

    In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." The Company has evaluated these standards and has determined that they have no application.
    In October 1994, the FASB issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." This standard has been adopted by the Company. Comments regarding the Company's program are included in the Notes to the Consolidated Financial Statements.
    In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of." The Company has evaluated this standard and determined that it will not materially effect the Company's financial condition or operating results.

Five-Year Financial Review
Standex International Corporation and Subsidiaries
(In thousands, except per share data)

                          1995     1994      1993      1992       1991
Year Ended June 30

Summary of Operations

Net sales             $569,293 $529,399  $506,312  $477,216   $481,701
Gross profit margin    192,540  172,979   168,309   156,727    156,787
Interest expense         8,367    5,938     5,597     6,565      7,902
Income before
  income taxes          57,803   42,222    37,450    33,659     32,620
Provision for
  income taxes          19,483   15,075    13,438    11,746     12,444
Net income              38,320   27,147    24,012    21,913     20,176
                      ________ ________  ________ ________     _______
Per Share Data*
Net sales                39.15    34.62     30.92     26.75      25.01
Earnings                  2.64     1.78      1.47      1.23       1.05
Dividends paid             .63      .52       .43       .38        .36
Book value                9.45     8.16      7.99      8.27       7.71
Average shares
  outstanding           14,540   15,293    16,376    17,837     19,258
                      ________ ________  ________  ________   ________
June 30

Financial Condition

Working capital        143,135  126,803   109,128   110,994    104,285
Current ratio             2.85     2.81      2.49      2.49       2.43
Property, plant and
 equipment - net        84,528   89,697    90,919    94,871     86,182
Total assets           342,702  323,721   308,569   316,566    297,418
Long-term debt         111,845  112,854    94,416    86,699     70,133
Stockholders' equity   132,352  118,932   121,524   137,010    138,688
                      ________ ________  ________  ________   ________

Sales and Earnings By Quarter
Year Ended June 30 (Unaudited)
(In thousands, except per share data)

                                   1995                          1994
               First   Second     Third    Fourth     First    Second     Third    Fourth

Net sales   $140,591 $143,937  $141,575  $143,190  $127,338  $133,493  $130,892  $137,676
Gross profit
 margin       45,955   50,525    46,845    49,215    41,022    45,773    42,037    44,147
Net income    11,801    9,026     8,058     9,435     6,310     7,087     6,231     7,519
Earnings per
 share           .80      .62       .56       .66       .41       .46       .41       .50
           _________ _________ _________ _________ ________   _______  ________  ________

Common Stock Prices and Dividends Paid
                             Common Stock Price Range
                               1995                1994         Dividends Per Share
                         High       Low      High       Low       1995      1994

First quarter         $28 1/4   $24 5/8   $23 1/2   $18 1/2       $.14     $.12
Second quarter         32 5/8    26 1/4    27 3/4    20 1/8        .16      .13
Third quarter          32 5/8        30    29 5/8    24 7/8        .16      .13
Fourth quarter         32 1/8        29    30 3/8    25 5/8        .17      .14
                        _____     _____     _____     _____      _____     ____

Distribution of the 1995 Sales Dollar

Materials and services                         $312,154,000            55%
Wages, salaries and employee benefits           178,613,000             31
Depreciation and amortization                    12,356,000              2
Interest on borrowed money                        8,367,000              2
Income taxes                                     19,483,000              3
Reinvested in the Company                        29,326,000              5
Dividends to stockholders                         8,994,000              2
                                                ___________          _____
Total                                          $569,293,000           100%
                                                ___________           ____

*Adjusted for May, 1993 two-for-one stock split.

                        Statements of Consolidated Income
Standex International Corporation and Subsidiaries

Year Ended June 30                      1995           1994           1993

Revenue
Net sales                       $569,292,824   $529,399,483   $506,312,331
Net gain (loss) on disposition
 of businesses and product lines   5,426,231        478,987       (489,341)
Interest and other                 1,107,075      1,229,396        579,143
                               _____________  _____________  _____________
   Total revenue                 575,826,130    531,107,866    506,402,133
                               _____________  _____________  _____________
Costs and Expenses
Cost of products sold            367,118,405    346,491,082    327,933,270
Selling, general and
 administrative                  130,181,612    123,979,010    122,552,209
Depreciation and amortization     12,355,863     12,477,651     12,869,607
Interest                           8,367,075      5,937,960      5,597,049
                               _____________  _____________  _____________
   Total costs and expenses      518,022,955    488,885,703    468,952,135
                               _____________ ______________  _____________
Income Before Income Taxes        57,803,175     42,222,163     37,449,998
Provision for Income Taxes        19,483,000     15,075,000     13,438,000
                               _____________  _____________  _____________
Net Income                     $  38,320,175  $  27,147,163  $  24,011,998
                                ____________   ____________    ___________

Earnings Per Share          $           2.64 $         1.78 $         1.47

                 Statements of Consolidated Stockholders' Equity

                                                   Additional                     Cumulative
                                                     Paid-in        Retained     Translation          Treasury Stock
                                  Common Stock       Capital       Earnings       Adjustment        Shares            Amount

Balance, June 30, 1992             $20,988,209  $   6,308,449   $224,274,911     $ 4,850,367     5,710,413   $  (118,572,274)
Two-for-one stock split             20,988,208     (6,932,183)   (14,056,025)                    5,710,413
 Stock issued for stock options and
employee stock purchase plan
net of related income tax benefit                     623,734                                     (341,464)        3,687,670
Treasury stock acquired                                                                          1,688,447       (31,895,811)
Net income                                                        24,011,998
Dividends paid (43 cents per share)                               (6,872,400)
Foreign currency translation adjustment                                           (5,796,771)
                                    __________      _________    ___________       _________     _________     _____________

Balance, June 30, 1993              41,976,417              0    227,358,484        (946,404)   12,767,809      (146,780,415)
Stock issued for stock options and
employee stock purchase plan
net of related income tax benefit                     871,128                                     (263,275)        3,106,090
Treasury stock acquired                                                                            897,136       (23,532,338)
Net income                                                        27,147,163
Dividends paid (52 cents per share)                               (7,800,753)
Foreign currency translation adjustment                                           (2,467,417)
                                    __________      _________    ___________       _________     _________     _____________

Balance, June 30, 1994              41,976,417        871,128    246,704,894      (3,413,821)   13,401,670      (167,206,663)
Stock issued for stock options and
employee stock purchase plan
net of related income tax benefit                   1,258,016                                     (231,921)        2,996,799
Treasury stock acquired                                                                            802,761       (23,912,350)
Net income                                                        38,320,175
Dividends paid (63 cents per share)                               (8,993,908)
Foreign currency translation adjustment                                            3,751,361
                                    __________      _________    ___________       _________     _________    _____________

Balance, June 30, 1995             $41,976,417   $  2,129,144   $276,031,161   $     337,540    13,972,510   $  (188,122,214)
                                    __________      _________    ___________       _________     _________     _____________

Included in Stockholders' Equity at June 30, 1993 is a reduction of approximately $84,000 for a loan receivable from the Employees' Stock Ownership Trust.  Share  amounts have been adjusted to reflect the May 1993 two-for-one stock split, where appropriate. See notes to consolidated financial statements.

                           Consolidated Balance Sheets
Standex International Corporation and Subsidiaries
June 30                                            1995              1994
Assets
Current Assets
Cash and cash equivalents                  $  9,542,926      $  5,023,401
Receivables - less allowance of
$2,854,000 in 1995 and $2,587,000 in
1994                                         90,492,471        83,380,665
Inventories                                 116,416,518       104,560,817
Prepaid expenses                              3,894,692         3,987,588
                                           ____________       ___________
  Total current assets                      220,346,607       196,952,471
                                           ____________       ___________
Property, Plant and Equipment
Land and buildings                           57,328,242        59,161,556
Machinery and equipment                     152,810,659       154,401,695
                                           ____________       ___________
  Total                                     210,138,901       213,563,251
Less accumulated depreciation               125,611,163       123,866,069
                                           ____________       ___________
  Property, plant and equipment - net        84,527,738        89,697,182
                                           ____________       ___________
Other Assets
Goodwill - net                               15,296,599        16,256,690
Prepaid pension and other                    22,530,592        20,814,502
                                           ____________       ___________
  Total other assets                         37,827,191        37,071,192
                                           ____________       ___________
    Total                                  $342,701,536      $323,720,845
                                           ____________       ___________
Liabilities and Stockholders' Equity
Current Liabilities
Current portion of debt                    $  3,320,456      $  9,575,506
Accounts payable                             36,414,187        28,711,360
Accrued payroll and employee benefits        19,496,096        18,208,413
Income taxes                                  4,471,988         2,772,976
Other                                        13,508,688        10,881,247
                                           ____________       ___________
  Total current liabilities                  77,211,415        70,149,502
                                           ____________       ___________
Long-Term Debt - less current portion       111,845,000       112,853,918
                                          ____________        ___________
Deferred Income Taxes                        12,108,000        13,769,000
                                           ____________       ___________
Other Noncurrent Liabilities                  9,185,073         8,016,470
                                           ____________       ___________

Stockholders' Equity
Common stock - authorized, 30,000,000
shares in 1995 and 1994;  par value,
$1.50 per share; issued 27,984,278
shares in 1995 and 1994                      41,976,417        41,976,417
Additional paid-in capital                    2,129,144           871,128
Retained earnings                           276,031,161       246,704,894
Cumulative translation adjustment               337,540        (3,413,821)
Less cost of treasury shares: 13,972,510
shares in 1995 and 13,401,670 in 1994      (188,122,214)     (167,206,663)
                                           ____________       ___________
  Total stockholders' equity                132,352,048       118,931,955
     Total                                 $342,701,536      $323,720,845
                                           ____________       ___________
See notes to consolidated financial statements.

                    Statement of Consolidated Cash Flows

Standex International Corporation and Subsidiaries

Year Ended June 30                           1995          1994           1993

Cash Flows from Operating Activities
Net income                           $ 38,320,175  $ 27,147,163   $ 24,011,998
Adjustments to reconcile net income
to net cash provided by operating
activities:
Depreciation and amortization          12,355,863    12,477,651     12,869,607
Profit improvement incentive plan       5,836,089     3,662,698      3,064,838
Deferred income taxes                  (1,661,000)      795,000        606,000
Net pension credit                     (1,206,000)     (837,000)      (620,000)
Loss (gain) on sale of investments,
real estate and equipment                  92,250      (432,087)       284,928
(Gain) loss on
disposition of businesses              (5,426,231)     (478,987)       489,341
Increase (decrease) in cash from
changes in assets and liabilities,
net of effect of acquisitions and
dispositions:
Receivables - net                      (9,300,099)   (8,024,312)       261,099
Inventories                           (15,145,192)   (9,254,430)    (1,534,022)
Prepaid expenses and other assets         536,722    (2,323,973)    (1,458,912)
Accounts payable                        9,644,224       459,485       (981,692)
Accrued payroll, employee benefits
and other liabilities                    (734,555)   (3,247,000)       498,789
Income taxes                            4,236,307    (1,706,496)      (996,557)
                                      ___________   ___________    ___________
Net cash provided by
operating activities                   37,548,553    18,237,712     36,495,417
                                      ___________   ___________    ___________

Cash Flows from (used for) Investing Activities
Expenditures for property
and equipment                         (12,006,428)  (13,237,820)   (10,727,300)
Proceeds from sale of investments,
real estate and equipment                 546,214     1,915,533        269,394
Proceeds from disposition
of businesses                          13,589,000       840,471              -
                                      ___________   ___________    ___________

Net cash used for investing
activities                              2,128,786   (10,481,816)   (10,457,906)
                                      ___________   ___________    ___________

Cash Flows from (used for) Financing Activities
Proceeds from additional borrowings     7,877,395    23,502,040     10,978,583
Payments of debt                      (15,141,363)   (6,202,793)    (6,165,189)
Stock issued under employee stock
option and stock purchase plans         4,254,815     3,977,218      4,311,404
Cash dividends paid                    (8,993,908)   (7,800,753)    (6,872,400)
Purchase of treasury stock            (23,912,350)  (23,532,338)   (31,895,811)
Payments on Employees' Stock
Ownership Trust loan                           -         83,762        755,939
                                      ___________   ___________    ___________
Net cash used for financing
activities                            (35,915,411)   (9,972,864)   (28,887,474)
                                      ___________   ___________    ___________

Effect of Exchange Rate Changes on
Cash and Cash Equivalents                 757,597      (277,716)      (522,585)
                                      ___________   ___________    ___________
Net Changes in Cash and Cash
Equivalents                             4,519,525    (2,494,684)    (3,372,548)
Cash and Cash Equivalents at
Beginning of Year                       5,023,401     7,518,085     10,890,633
                                      ___________   ___________    ___________
Cash and Cash Equivalents at
End of Year                           $ 9,542,926   $ 5,023,401   $  7,518,085
                                      ___________   ___________    ___________
Supplemental Disclosure of Cash Flow
Information Cash paid during the year
for:
Interest                              $ 8,033,311  $  5,856,833   $  5,633,566
Income taxes                           16,946,988    15,919,562     13,718,741
                                      ___________   ___________    ___________

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

Summary of Accounting Policies

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of Standex International Corporation and its subsidiaries.

Cash and Cash Equivalents
Includes highly liquid investments purchased with a remaining maturity of three months or less. Such investments are carried at cost, which approximates fair value, due to the short period of time until maturity.

Inventories
Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment
Property, plant and equipment are depreciated over their estimated useful lives using primarily the straight-line method.

Goodwill
The excess of purchase price of acquired companies over the fair value of net identifiable assets at date of acquisition has been recorded as goodwill and is being amortized on a straight-line basis over a forty-year period. Accumulated amortization aggregated $7,368,000 and $6,864,000 at June 30, 1995 and 1994, respectively. The Company annually evaluates the net balance of goodwill based on the projected operating income of the respective businesses on an undiscounted cash flow basis.

Foreign Currency Translation
Assets and liabilities of non-U.S. operations are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated using average exchange rates. The resulting translation adjustment is reported as a separate component of stockholders' equity. Gains and losses from non-U.S. currency transactions are included in results of operations.

Forward Foreign Currency Exchange Contracts
Forward foreign currency contracts are used by the Company to protect certain anticipated foreign cash flows, such as dividends and loan payments from subsidiaries, against movements in the related exchange rate. The Company sells the related foreign currency at a fixed price for settlement on or before the date of the related receipt, and thus protects the dollar value of the receipt. The Company enters into such contracts for hedging purposes only. At June 30, 1995, the Company had no significant forward foreign currency contracts.

Concentration of Credit Risk
The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is minimized because of the diversification of the Company's operations, as well as its large customer base and its geographical dispersion. Short-term cash investments are placed with high credit-quality financial institutions or in high quality debt securities. The Company limits the amount of credit exposure in any one institution or type of investment instrument.

Earnings Per Share
Earnings per share are computed based on the average number of shares and share equivalents outstanding during the year. The weighted average number of shares used in the determination of earnings per share was 14,540,476, 15,293,351 and 16,375,964 in 1995, 1994 and 1993, respectively. All references to share and per share data have been adjusted to reflect the two-for-one stock split in May, 1993.

Reclassifications
Certain prior year amounts have been reclassified to conform to the 1995 financial statement presentation.

Inventories
Inventories are comprised of (in thousands):
                                             1995          1994
Raw materials                           $  38,948     $  36,765
Work in process                            27,510        25,598
Finished goods                             49,959        42,198
                                          _______       _______
  Total                                  $116,417      $104,561
                                          _______       _______
Debt
Debt is comprised of (in thousands):
                                             1995          1994
Bank credit agreements                   $112,845      $109,095
Institutional investors 83.4%-unsecured         -        10,000
Other 4.3% to 11% (due 1996-2003)           2,320         3,335
                                        _________      ________
  Total                                   115,165       122,430
Less current portion                        3,320         9,576
                                        _________      ________
  Total long-term debt                   $111,845      $112,854
                                         ________      ________

Bank Credit Agreements
The Company renegotiated its revolving credit agreement with five banks in November 1994. The agreement provides for a maximum credit line of $175,000,000 until October 31, 1999, at which time outstanding loans will be due and payable. Borrowings under the agreement generally bear interest at rates which approximate the prime rate. The Company is required to pay a commitment fee of 0.2% on the average daily unused amount. There were no borrowings outstanding under the current or the prior revolving credit agreements during 1995, 1994, or 1993.
     In addition, the Company has the option to borrow up to $175,000,000 on an unsecured short-term basis at rates which are generally below the prime rate (such rates varied from 4.6% to 6.4% during 1995). Available borrowings under the revolving credit agreement described above are reduced by short-term borrowings. The following is a summary of short-term borrowings (in thousands):

                                             1995          1994         1993
Maximum month-end borrowings during
the year                                 $122,306      $109,095      $87,848
Average aggregate borrowings during
the year                                 $116,633     $  97,351      $76,959
Weighted average interest rate for
borrowings outstanding during
the year                                     5.7%          3.8%         3.8%
Available borrowings at year-end        $  62,155     $  25,905      $37,629

The Company may refinance the unsecured short-term borrowings on a long-term basis under the revolving credit agreement discussed above. As such, the short-term outstanding borrowings, which are not expected to be paid within a year, are classified as long-term debt, and the debt repayment schedule as presented below, is based on the terms of the revolving credit agreement. Management believes that the recorded amount of both short-term and long-term borrowings approximate their fair value.

Loan Covenants and Repayment Schedule
The Company's revolving credit agreement contains limited provisions relating to the maintenance of certain financial ratios and restrictions on additional borrowings and investments. Debt is due as follows: 1996, $3,320,000; 1997, $305,000; 1998, $320,000; 1999, $190,000; 2000, $110,105,000; and thereafter
$925,000.

Accrued Payroll and Employee Benefits
This current liability caption consists of (in thousands):
                                             1995          1994
Payroll                                   $13,070       $13,138
Benefits                                    4,965         3,540
Taxes                                       1,461         1,530
                                          _______       _______
  Total                                   $19,496       $18,208
                                          _______       _______

Commitments
The Company leases certain property and equipment under agreements with initial terms ranging from one to twenty years. Rental expense for the years ended June 30, 1995, 1994 and 1993 was approximately $6,100,000, $5,900,000 and $5,400,000, respectively. At June 30, 1995, the minimum annual rental commitments under noncancelable operating leases, principally real estate, were approximately: 1996, $3,800,000; 1997, $2,400,000; 1998, $1,800,000;
1999, $1,400,000; 2000, $900,000; after 2000, $800,000.

Contingencies
The Company is a party to various claims and legal proceedings related to environmental matters generally incidental to its business. Management has evaluated each matter based, in part, upon the advice of its independent environmental consultants and has recorded an appropriate provision for the resolution of such matters in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Management believes that such provision is sufficient to cover any future payments, including legal costs, under such proceedings.

Income Taxes
Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." Deferred assets and liabilities are recorded for the expected future tax consequences of events that have been included in the financial statements or tax returns. The adoption of SFAS No. 109 did not have a material impact on the Company's consolidated financial statements.

The provision for income taxes consists of (in thousands):
                                             1995          1994         1993
Current:
Federal                                   $12,433        $8,509       $8,201
State                                       2,670         2,062        1,640
Non-U.S.                                    6,041         3,709        2,991
                                         ________       _______      _______
  Total                                    21,144        14,280       12,832
Deferred                                   (1,661)          795          606
                                         ________       _______      _______
  Total                                   $19,483       $15,075      $13,438
                                         ________       _______      _______

    Income before income taxes relating to U.S. operations was $35,669,000, $30,254,000 and $27,862,000 in 1995, 1994 and 1993, respectively. Income before income taxes for Non-U.S. operations was $22,134,000, $11,968,000 and $9,588,000 in 1995, 1994 and 1993, respectively.
    A reconciliation of the U.S. Federal income tax rate to the effective income tax rate is as follows:

                                             1995          1994         1993
Statutory tax rate                          35.0%         35.0%        34.0%
Non-U.S.                                    (1.8)         (1.1)        (1.0)
State taxes                                  2.8           3.3          3.3
Insurance - net                             (0.3)         (0.5)        (0.3)
Other items - net                           (2.0)         (1.0)        (0.1)
                                            _____         _____        _____
  Effective income tax rate                 33.7%         35.7%        35.9%
                                            _____         _____        _____

Significant components of the Company's net deferred tax liability were as follows (in thousands):
                                             1995          1994
Deferred tax liabilities:
Accelerated depreciation                  $12,792       $12,612
Net pension credit                          6,256         5,678
Other items                                   509           589
Deferred tax assets:
Expense accruals                          (4,841)       (3,357)
Compensation costs                        (2,608)       (1,753)
                                          _______       _______
Net deferred tax liability                $12,108       $13,769
                                          _______       _______

Significant components of deferred income taxes and their related impact on deferred income tax expense are as follows (in thousands):

                                             1995          1994         1993
Accelerated depreciation                     $180          $606         $612
Net pension credit                            578           759          621
Compensation costs                          (855)         (509)           28
Expense accruals                          (1,334)         (204)        (538)
Other items                                 (230)           143        (117)
                                          _______         _____        _____
  Total                                  $(1,661)          $795         $606
                                          _______         _____        _____

At June 30, 1995, accumulated retained earnings of non-U.S. subsidiaries totaled $29,198,000. No provision for U.S. income and foreign withholding taxes has been made because it is expected that such earnings will be reinvested indefinitely or the distribution of any remaining amount would be principally offset by foreign tax credits. The determination of the withholding taxes that would be payable upon remittance of these earnings and the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

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

                              Net Sales                    Operating Income
(In thousands)           1995     1994      1993      1995        1994      1993

Graphics/Mail Order  $152,723 $138,738  $145,558   $15,556     $11,484   $13,342
Institutional         267,059  241,054   211,682    33,943      28,379    25,125
Industrial            149,508  149,607   149,067    28,629      16,955    15,810
Corporate and other         3       -          5   (20,325)    (14,596)  (16,827)
                    _________ ________  ________  ________     _______   _______
  Total              $569,293 $529,399  $506,312   $57,803     $42,222   $37,450
                    _________ ________  ________  ________     _______   _______

                              Assets Employed              Capital Expenditures
(In thousands)           1995     1994      1993      1995        1994      1993

Graphics/Mail Order   $83,957  $76,250   $75,410    $1,693      $3,031    $1,368
Institutional         149,231  136,117   117,314     6,164       6,521     4,472
Industrial             89,245   95,732   100,071     3,923       3,627     4,816
Corporate and other    20,269   15,622    15,774       226          59        71
                    _________ ________  ________  ________    _______    _______
  Total              $342,702 $323,721  $308,569   $12,006     $13,238   $10,727
                    _________ ________  ________  ________     _______ _______

                                                     Depreciation and Amortization

(In thousands)                                        1995        1994      1993

Graphics/Mail Order                               $  2,871    $  2,659  $  2,802
Institutional                                        4,735       4,522     4,246
Industrial                                           4,488       5,036     5,391
Corporate and other                                    262         261       431
                                                  ________    ________  ________
  Total                                            $12,356     $12,478   $12,870
                                                  ________     _______   _______

Financial data related to U.S. and non-U.S. operations:

                            U.S.                     Non-U.S.
(In thousands)           1995     1994      1993      1995        1994      1993

Net sales            $473,187 $431,774  $402,274   $96,103     $97,625  $104,033
Operating income       55,436   45,761    44,987    22,692      11,057     9,290
Assets employed       249,158  232,448   207,999    73,275      75,651    84,796

The Corporate segment is excluded from the above table.

Employee Benefit Plans

Retirement Plans
The Company and its subsidiaries have several company sponsored, funded retirement plans covering substantially all U.S. and many non-U.S. employees' Benefits are principally based on an employee's years of service and compensation during employment. The Company's funding policy with respect to the U.S. plans is to contribute annually the amount required by the Employee Retirement Income Security Act of 1974. Non-U.S. plans are funded in accordance with local requirements.
    The periodic pension credit is comprised of the components listed below as determined using the projected unit credit actuarial cost method (in thousands):

                                     1995        1994         1993
Service costs for benefits
earned during the period          $ 3,722    $  3,913      $ 3,852
Interest cost on projected
benefit obligation                  7,734       7,478        6,941
Actual return on plan assets       (7,384)      1,217       (9,192)
Net amortization and deferral      (5,278)    (13,445)      (2,221)
                                 ________    ________     ________
  Net pension credit              $(1,206)    $  (837)     $  (620)
                                  _______     _______      _______

    The following table sets forth the funded status and obligations of the Company's principal plans at year end, using a measurement date of April 1 (in thousands):

                                                 1995         1994
Accumulated vested benefit obligation       $  82,113    $  79,236
                                             ________     ________
Projected benefit obligation                100,561         99,068
Fair value of assets                          117,696      113,350
                                            _________    _________
  Funded status                                17,135       14,282
Unrecognized transition amount                (11,884)     (13,534)
Unrecognized prior service cost                 1,642        1,455
Unrecognized loss (gain)                        7,178        8,692
                                            _________    _________
  Prepaid pension cost                      $  14,071      $10,895
                                            _________    _________

The accumulated benefit obligation approximated the accumulated vested benefit obligation in 1995 and 1994. The Company used an assumed weighted average discount rate of 8.5% for 1995 and 1993 and 8.0% for 1994, and a rate of increase in future compensation levels of 5% in 1995 and 1994 and 6% in 1993, in determining the actuarial present value of the U.S. projected benefit obligation. The expected long-term rate of return on U.S. plan assets was 9% in 1995, 1994 and 1993. At June 30, 1995, U.S. plan assets consisted of equity securities, U.S. Treasury obligations, corporate bonds and cash equivalents. For its non-U.S. plans, the Company used assumed weighted average discount rates ranging from 7.0% to 8.75%, and rates of increase in future compensation levels ranging from 4.0% to 5.5% in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on plan assets was 9.5%. As of June 30, 1995, non-U.S. plan assets consist of units in a pooled investment fund.
    Certain U.S. employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Contributions and cost are determined in accordance with the provisions of negotiated labor contracts or terms of the plans. Pension expense for these plans was $1,142,000, $1,006,000 and $881,000 in 1995, 1994 and 1993, respectively.

Employees' Stock Ownership Plan

The Company has an Employee Stock Ownership Plan covering certain salaried employees. Amounts provided for this plan are approved by the Board of Directors and for the years ended June 30, 1995, 1994 and 1993 aggregated $1,000,000 each year.

Profit Improvement Incentive Plan

The Company has a profit improvement incentive plan in which certain officers and employees participate. Shares under this plan are issued at the discretion of the Salary and Employee Benefits Committee of the Board of Directors and are assigned a value equal to a multiple of earnings per share payable in five years based upon the net increase in earnings per share over the five-year period. Each fiscal year, amounts are charged or credited to operations to reflect this liability. Amounts charged to operations for the years ended June 30, 1995, 1994 and 1993 were $5,836,000, $3,663,000 and $3,065,000, respectively.

Postretirement Benefits Other Than Pensions

The Company sponsors unfunded postretirement medical and life plans covering certain full time employees who retire and have attained the requisite age and years of service. Retired employees are required to contribute toward the cost of coverage according to various rules established by the Company.
    Effective July 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of postretirement benefits (such as health care and life insurance benefits) during the years an employee provides services. Prior to adopting this standard, the Company recorded the cost of these benefits on a pay-as-you-go basis. The adoption of SFAS No. 106 increased operating expenses by $573,000 and $639,000 in 1995 and 1994, respectively.

    Postretirement cost is comprised of the components listed below (in thousands):
                                                 1995         1994
Service Costs for benefits earned during
the period                                  $   102      $   119
Interest cost on projected benefit
obligation                                      654          741
Amortization of transition amount               446          446
                                            _______      _______
  Total Postretirement Costs                 $1,202       $1,306
                                            _______      _______

The following table sets forth the funded status of the Company's postretirement benefit plans other than pensions (in thousands):

                                                 1995         1994
Accumulated benefit obligation:.
Retirees                                       $4,324       $4,770
Eligible active employees                       2,133        1,921
Other active employees                          2,061        2,384
                                             ________      _______
  Total                                         8,518        9,075
Unrecognized net loss                             733           49
Unrecognized transition obligation             (8,039)      (8,485)
                                             ________       _______
  Accrued postretirement cost                 $ 1,212      $   639
                                             ________      _______

For both 1995 and 1994, the Company used an assumed discount rate of 8% and an initial assumed health care cost trend rate of 8.5%, declining gradually to an ultimate cost rate of 5% for years after 2008. A 1% increase in the assumed health care cost trend rate would have increased the cost of postretirement health care benefits by 12.8% and the accumulated benefit obligation at June 30 by $1,092,000 and $726,000 in 1995 and 1994, respectively.

Stock Option and Stock Purchase Plans

Stock Option Plans

At June 30, 1995, 373,520 shares of common stock were reserved for issuance under the Stock Option Plans. Options may be granted at or below fair market value as of the date of grant and must be exercised within the period prescribed by the Salary and Employee Benefits Committee of the Board of Directors at the time of grant but not later than ten years from the date of grant. Options granted at fair market value can be exercised any time after six months from date of grant, and options granted at below fair market value can only be exercised in accordance with vesting schedules prescribed by the Committee.

    A summary of options issued under the plans is as follows:
                                                           No. of Shares
Outstanding, June 30, 1992
($5.10 to $12.50 per share)                                   810,650
Granted ($15.82 to $18.38 per share)                           48,000
Exercised ($5.10 to $12.50 per share)                        (255,554)
                                                            _________
Outstanding, June 30, 1993
($5.10 to $18.38 per share)                                   603,096
Granted ($16.00 to $26.00 per share)                           37,000
Exercised ($5.10 to $15.81 per share)                        (177,884)
Cancelled ($7.50 to $12.50 per share)                          (4,800)
_________
Outstanding, June 30, 1994
($6.75 to $26.00 per share)                                   457,412
Granted ($22.00 to $31.00 per share)                          144,000
Exercised ($6.75 to $16.00 per share)                        (154,915)
Cancelled ($7.50 to $12.50 per share)                          (4,600)
                                                            _________
Outstanding, June 30, 1995
($6.75 to $31.00 per share)                                   441,897
                                                            _________
Exercisable, June 30, 1995
($6.75 to $31.00 per share)                                   246,681
                                                            _________

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan which allows employees to purchase shares of common stock of the Company at a 15% discount from market value. Shares of stock reserved for the Plan were 205,533 at June 30, 1995. Shares purchased under this plan aggregated 77,006, 85,391 and 85,910 in 1995, 1994 and 1993, respectively.

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

Dispositions
In August, 1994, the Company sold its Standex International Engraving GmbH subsidiary for net proceeds of $13.6 million as part of a formulated plan to dispose, or otherwise align, certain businesses and product lines. In the aggregate, these transactions resulted in a net gain of $5.4 million. The net sales of the subsidiary and the other businesses and product lines were approximately $12,100,000 and $29,200,000 in 1995 and 1994, respectively. Net income for these businesses and product lines were not material to the Company's consolidated net income.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended June 30, 1995 and 1994 are set forth on page 15.



Independent Auditors' Report To the Board of Directors and
Stockholders of Standex International Corporation:

We have audited the accompanying consolidated balance sheets of Standex International Corporation and subsidiaries as of June 30, 1995 and 1994, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Standex International Corporation and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1995 in conformity with generally accepted accounting principles.




/S/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
August 18, 1995



Corporate Headquarters
Standex International Corporation
6 Manor Parkway
Salem, NH 03079
(603) 893-9701
Facsimile: (603) 893-7324


Common Stock
Listed on the New York Stock

Exchange (Ticker symbol:SXI)

Transfer Agent and Registrar:

The First National Bank
of Boston, Shareholder
Services Division,
Box 644, Mail Stop 45-02-09,
Boston, MA 02102-0644
(617) 575-2900

Counsel

Hale and Dorr
60 State Street
Boston, MA 02109

Independent Auditors

Deloitte & Touche LLP
125 Summer Street
Boston, MA 02110

Shareholder Services

Stockholders should contact Standex.s Transfer Agent (The First National Bank of Boston, Shareholder Services Division, Box 644, Mail Stop 45-02-09, Boston, MA 02102-0644) regarding changes in name, address or ownership of stock; lost certificates or dividends; and consolidation of accounts.

Form 10-K

Shareholders may obtain a copy of Standex.s Form 10-K Annual Report, as filed with the Securities and Exchange Commission by writing to: Standex Investor Relations Department, 6 Manor Parkway, Salem, NH 03079

Stockholder Meeting

The Annual Meeting of Stockholders will be held at 11:00 AM on Tuesday, October 31, 1995 at The First National Bank of Boston, Auditorium, Main Lobby, 100 Federal Street, Boston, MA



Board of Directors

Thomas L. King*
Chairman of the Board,
Chief Executive Officer

Edward J. Trainor*
President and
Chief Operating Officer

John Bolten, Jr.a
Consultant

William L. Brown*
Former Chairman of the Board
of Bank of Boston Corporation and The First National Bank of Boston

David R. Crichton
Executive Vice President/ Operations

Samuel S. Dennis 3d*a
Senior Partner,
Hale and Dorr, Attorneys

Thomas H. DeWitt
Executive Vice President/ Administration, General Counsel

Walter F. Greeley
Chairman,
High Street Associates,
An Investment Partnership

Daniel B. Hogan, Ph.D.
President,
The Apollo Group,
Management Consultants

C. Kevin Landry
Managing Partner,
T.A. Associates,
A Venture Capital Firm

H. Nicholas Muller, III, Ph.D.
Director, State Historical
Society of Wisconsin

Sol Sackel
Former Senior Vice President
of the Company

Lindsay M. Sedwick
Vice President, Treasurer




* Member of Executive Committee
a Founder of the Company

Corporate Officers

Thomas L. King
Chairman of the Board,
Chief Executive Officer

Edward J. Trainor
President and
Chief Operating Officer

David R. Crichton
Executive Vice President/ Operations

Thomas H. DeWitt
Executive Vice President/ Administration, General Counsel

Lindsay M. Sedwick
Vice President, Treasurer

Robert R. Kettinger
Corporate Controller

Richard H. Booth
Corporate Counsel, Secretary

Deborah A. Rosen
Senior Corporate Attorney,
Assistant Secretary

Norman B. Asher
Assistant Secretary

Division Management

Robert J. Dittrich
President
Standard Publishing

Harry D. Goodwin
President
Crest Fruit Company

Jerry G. Griffin
President
Standex Commercial Products

John Hill
Chairman & Consultant
Standex Electronics

Fred Krein
President
Standex Institutional Products

Giorgio Mazza
President
Roehlen Industries/Europe

Martin D. Pallante
President
Roehlen Industries/
North America

Paul J. Schornack
President
Standex Air Distribution Products

Thomas Tellin
President
James Burn International

L. Kenneth Womelsdorf
President
Standex Precision Engineering




Printed in U.S.A. by Standard Publishing, Cincinnati, Ohio, a division of Standex International.



Industrial Products Group

Texturizing Systems
Pumps
Converting and finishing machinery
Power metal spinning
Reed switches and relays
Inductors, connectors, and custom electronic assemblies
Hydraulic cylinders



Institutional Products Group

Food service equipment
Air distribution products
Casters and wheels
Chiropractic tables and physical therapy equipment
Industrial hardware
Restaurant china and candlelamps



Graphics/Mail Order Group

Educational and religious publishing and distribution Commercial printing Binding systems, business forms, office supplies, and election materials Mail order gift packages