Form 10-K, Exhibit 13
period 1996-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 1996-09-17
CIK 310354

STANDEX INTERNATIONAL CORPORATION

Standex International is a diversified manufacturer producing and marketing a wide variety of useful, quality products. The Company enjoys a broad and well-balanced earnings base by virtue of its strong market position in selected areas of operation.

Three Product Groups - Institutional Products, Industrial
Products, and Graphics/Mail Order - are comprised of ten operating divisions. The Company operates 85 facilities located in 14 countries, and its products are sold throughout the world.

Standex's policy of balanced diversification - coupled with aggressive management and conservative financial techniques - has enabled the Company to achieve above average growth in sales and earnings since its founding in 1955.

In August of this year Standex paid its 128th consecutive quarterly dividend. This represents 32 years of uninterrupted dividend payments since first becoming a public corporation in 1964.


FINANCIAL HIGHLIGHTS

YEAR ENDED JUNE 30         1996          1995         1994          1993         1992

OPERATIONS

Net Sales          $562,678,620  $569,292,824 $529,399,483  $506,312,331  $477,216,161
Net Income**         30,713,794    34,976,944   27,147,163    24,011,998    21,913,103
Return on Sales**          5.5%          6.1%         5.1%          4.7%          4.6%
Return on Equity**        22.8%         26.4%        22.8%         19.8%         16.0%
Depreciation         12,497,148    12,355,863   12,477,651    12,869,607    11,921,519
Interest Expense      9,047,701     8,367,075    5,937,960     5,597,049     6,565,160

PER SHARE DATA*

Net Sales               $ 40.40       $ 39.15      $ 34.62       $ 30.92       $ 26.75
Earnings**                 2.21          2.41         1.78          1.47          1.23
Book Value                10.01          9.45         8.16          7.99          8.27
Dividends                   .71           .63          .52           .43           .38
Average Shares
   Outstanding       13,927,223    14,540,476   15,293,351    16,375,964    17,836,576

RETURN ON EQUITY

The Return on Equity chart is calculated by dividing net income for the fiscal year by stockholders' equity as of the end of the year. The fiscal 1995 amount excludes a non-recurring net after-tax gain from the disposition of businesses and product lines of $3,343,000 or $.23 per share. The chart shows the following returns on equity:

          Fiscal 1992       16.0%
          Fiscal 1993       19.8%
          Fiscal 1994       22.8%
          Fiscal 1995       26.4%
          Fiscal 1996       22.8%

EARNINGS PER SHARE

The Earnings Per Share chart is calculated by dividing the net income for the fiscal year by the average shares outstanding during the year. The fiscal 1995 amount excludes a non-recurring net after-tax gain from the disposition of businesses and product lines of $3,343,000 or $.23 per share. The chart shows the following:

          Fiscal 1992       $1.23
          Fiscal 1993       $1.47
          Fiscal 1994       $1.78
          Fiscal 1995       $2.41
          Fiscal 1996       $2.21

DIVIDEND HISTORY

The Dividend History chart reflects the dividends paid per share for each
fiscal year.   The chart shows the following dividends:

          Fiscal 1992       $0.38
          Fiscal 1993       $0.43
          Fiscal 1994       $0.52
          Fiscal 1995       $0.63
          Fiscal 1996       $0.71


To Our Stockholders

With some weakness in several of our markets, fiscal 1996 resulted in the first decline in net income in the past five years. It was still, however, the second best year in the Corporation's history, and barring an economic downturn, we anticipate a resumption of earnings growth in fiscal 1997.

Operating Results:
For the fiscal year ended June 30, 1996, Standex reported sales of $563 million -- a 1% decline from fiscal 1995 revenues of $569 million. In fiscal 1995 $12.1 million of revenue from disposed units was included in sales. Net income for fiscal 1996 totaled $30.7 million, compared with $38.3 for the previous year -- which included a net gain of $3.3 million from the sale of a substantial unit, and the realignment of several product lines. On a comparable basis (excluding the non-recurring gain mentioned above), net earnings declined 12.2% versus the record performance of the previous year. On the same basis, earnings per share were $2.21 for the twelve months ended June 30, 1996, compared to $2.41 for the previous fiscal year.

Return on equity reached 22.8% and has now exceeded 20% for three consecutive years. The Corporation's balance sheet continues to be in excellent shape. The debt to capital ratio is a very manageable 47%, interest coverage is 6.3 and book value per share reached a new record high of $10.01. A $50 million long-term loan has also been arranged with the Metropolitan Life Insurance Company on very favorable terms.


Dividend Increase:
The wide diversity of Standex operations continues to generate a strong and relatively predictable level of cash flow. As a consequence, the Board of Directors again increased the dividend during fiscal 1996 to a new annual rate of $.72 per share. The Corporation paid $9.8 million in dividends in fiscal 1996. Standex has now paid uninterrupted quarterly dividends for 32 years. The dividend has been increased 32 times over that same period.


Stock Buy Back Program:
The Corporation continued an aggressive stock buy back program during fiscal 1996. Over the past twelve months, 703,000 shares were repurchased at a total cost of $21 million. Since the inception of this program a total of 17,968,563 shares have been acquired for an expenditure of $239,753,283. This works out to an average cost of $13.34 per share, and has reduced the number of shares outstanding by over 50%.


A Final Word:
The first claim on Corporate cash flow has always been to support existing operations. Over the past five years $67 million has been invested in new plant and equipment. That level of investment spending is expected to continue but should be financed primarily through depreciation charges.

Annual cash flow typically exceeds immediate operating requirements and it is our intention to utilize that excess to finance acquisitions, to repurchase Standex common stock and to continue to increase the dividend payout.

During fiscal 1996 Standex acquired the former Bally Walk-In Cooler facility in Sparks, Nevada. This is our first commercial refrigeration facility west of the Mississippi and will greatly strengthen our position in West Coast markets. SXI Technology, a start-up hands-free data monitoring systems company, was also acquired and should provide growth in the years ahead.

In summary, we feel confident that the diversity of businesses which make up Standex will continue to create value for our shareholders as they have done for the past 41 years. Much of this confidence is also based on the skills and dedication of an outstanding group of employees.

[Photo of Thomas L. King, Chairman and Edward J. Trainor, President /CEO]



/s/Thomas L. King
Thomas L. King
Chairman of the Board



/s/Edward J. Trainor
Edward J. Trainor
President and Chief Executive Officer

Industrial Products Group

The Industrial Products Group includes Roehlen/Europe, Roehlen/North America, Standex Precision Engineering and Standex Electronics. These divisions accounted for 27% of total Corporate sales and 35% of operating income for fiscal 1996, compared with 26% of total sales and 37% of operating income for the previous fiscal year.

Roehlen enjoys a worldwide position in the texturizing industry. This process allows our customers to produce a variety of decorative effects on plastics, rubber, metal, paper and wallboard. The Texturization (registered) is produced through the use of engraved embossing rolls and plates. The highly absorbent paper toweling, which has been textured by the embossed roll shown in the picture [Photo middle right], is an excellent example of the functional and aesthetic benefits produced by the process.

Mold-Tech likewise, is the world leader in the process of engraving textured patterns on molds and dies. Operations include 19 separate facilities around the world, insuring the exact texture being reproduced wherever the molds are manufactured. Mold-Tech engraves tooling for a broad cross section of world industries including automotive, computers, toys, housewares and consumer electronics.


Standex Electronics, which is headquartered in the United Kingdom, is a manufacturer of electronic components and assemblies for the automotive, communications, refrigeration, industrial, military power supply and security industries. Some examples of the components used in the assembly of telephones are shown in the picture. [Photo bottom left]

Custom Hoists is a leading manufacturer of single and double acting telescopic and piston rod hydraulic cylinders. The cylinders have wide applications such as for use on dump trucks as shown. [Photo above] Additional uses include trash collection vehicles, lift trucks and other mobile units requiring hydraulic power.

Spincraft is a leader in the power spinning of various metals. The Company's two plants form and fabricate a wide variety of alloys into components utilized in gas turbines, aircraft engines, nuclear reactors and many other products. The lip skin (dark blue) shown in the picture [Photo bottom center] is a key part of the engine nacelle on all commercial aircraft engines.

Procon (registered) rotary vane pumps are produced for worldwide use in the beverage industry for the carbonation of soft drinks and for the operation of espresso coffee machines, such as the one shown. [Photo middle right] Some of the many other applications include kidney dialysis machines, water booster systems, welding coolant applications, and water purification systems.

Institutional

Products Group

The Institutional Products Group is composed of Standex Institutional Products, Standex Air Distribution Products and Standex Commercial Products. For fiscal 1996 this group represented 45% of total Corporate sales and 41% of total operating income. This compares with 47% of sales and 43% of operating income during fiscal 1995.

The Toastswell Company manufactures a broad line of commercial toasters, griddles, food warmers and waffle irons. The company manufactures a variety of products sold to restaurants, fast food chains and food distributors. The waffle irons displayed are representative of the products manufactured by this company [Photo of waffle irons middle right].

BKI in South Carolina and Barbecue King in the UK produce commercial barbecue oven/rotisseries, pressure fryers, cook and hold ovens, doughnut fryers and display merchandisers. The commercial barbecue oven shown [Photo bottom left] is one of their more popular products. Principal markets are fast food outlets, delicatessens, convenience stores and supermarkets. While there has recently been some slowing in the US market, the European sales through its division in England, are moving at a record pace. In addition, the company has recently begun to set up a distribution network throughout the Far East and South America to better meet the needs of this rapidly expanding market.

Snappy Air Distribution Products, produces pipe, duct and fittings, as shown in the picture, [Photo top left] for heating, ventilating and air conditioning residential homes in the Midwestern, Southwestern and Northwestern United States. Significant manufacturing efficiencies have provided the opportunity for the company to steadily expand its market share and minimize the effects of cyclical weaknesses in housing starts.

The Jarvis Caster Group is a major producer of industrial and institutional casters and wheels for the North American market. The group is a major supplier to the food service, medical, office products and supermarket industries as well as supplying a large variety of custom designed casters to industrial original equipment manufacturers. The stylish casters shown on the luggage cart [Photo bottom center] are one example of Jarvis' flexibility in developing casters to meet customer requirements. The company has three manufacturing facilities located in Massachusetts, Michigan and California, with distribution facilities in Vancouver, Montreal and Toronto under its Can-Am operations.

Master-Bilt manufactures a complete line of refrigerated cabinets including ice cream dipping cabinets, open air merchandisers, reach-in cases and beverage dispensing units utilized in the convenience store and supermarket industries. The division also produces walk-in refrigeration units ranging in size from 100 square feet to complete refrigerated ice cream warehouses. The beverage display case shown [Photo top right] is one example of the many styles of cabinets produced by the company. A walk-in manufacturing facility was recently acquired in Nevada which will provide a strategic west coast facility to serve our customers in the western US, the Far East and South America.

Federal Industries manufactures both refrigerated and non-refrigerated display cases for the food service industry. Reach-in glass door merchandisers are also manufactured for the supermarket and convenience store trade. The display cases shown [Photo bottom center] represent a sample of the stylish cases produced by this company. The company also enjoys a solid market position in the bakery industry with a broad line of proofers, dough retarders and freezers.

National Metal Industries located in Springfield, Massachusetts is the largest manufacturer of Christmas tree stands in the world. The company additionally produces a variety of fabricated metal products and specialty hardware including copier work stations, metal storage cabinets and custom precision stampings. The company has recently developed a line of candlelight luminaries and decorative reflectors for driveways and walkways to be displayed during the Christmas and Halloween seasons.

H.F. Coors produces china and cookware for restaurants and hotels. The Mason Candlelight Company supplies candles and candle lamps for table top lighting to many of the same markets. The table setting [Photo top right] represents a striking picture of some of the lovely products produced at these two locations.

Williams Healthcare Systems is the world's leading manufacturer of chiropractic and traction tables. The table shown [Photo bottom left] represents a whole new concept in this type of equipment which will allow doctors to work with their patients in a much more efficient and effective manner. The company also produces a line of electrotherapy units, ultrasound equipment and traction tables for the related but broader physical therapy market.

USECO and General Slicing are both located in Murfreesboro, Tennessee. USECO custom designs and manufactures feeding systems for institutions with large food service requirements such as hospitals, schools and correctional institutions. General Slicing manufactures and/or distributes a variety of slicers, meat grinders, vegetable shredders and heavy duty food waste disposers.

SXI Technologies was a recently founded company which was purchased this year. This company will develop and market advanced microprocessor boards, monitoring data acquisition and radio frequency identification systems for the transportation industry. There has been a very positive reaction to this product in the market place since it will allow for the hands free, error free and paperless acquisition of strategic information for the maintenance, identification, asset tracking and automated operations of both large and small fleets.

Graphics/Mail Order

Products Group

The Graphics/Mail Order Group consists of Standard Publishing, James Burn International and Crest Fruit Company. These three divisions accounted for 28% of Corporate sales and 24% of operating income during fiscal 1996. This compares with 27% of sales and 20% of operating income during fiscal 1995.

Crest Fruit is the nation's leading mail order marketer of Texas "Ruby Red" grapefruit, such as is shown in the picture [Photo middle left]. Product offerings have been steadily expanded over the years and now include oranges, cantaloupe, pears, apples, onions and flowers. The Company has just recently acquired "The Vidalia Onion Store," a mail order marketer of the famous Vidalia onions which are produced in Georgia.

Doubleday Bros. & Co. is headquartered in Kalamazoo, Michigan. The company produces a broad range of custom continuous forms for business as well as specialized forms and election supplies for county and state governments in Michigan and Ohio.

Standard Publishing is the leading publisher of nondenominational religious curricula and Vacation Bible School (VBS) programs in the United States. The company also operates a chain of 19 Berean (registered) Christian Stores which distribute religious literature and supplies to churches, school systems and individuals. The Berean bookstore in the picture [Photo bottom right] is representative of the many modern, fully stocked, bookstores in the chain. The collage of religious publications in the photo below [Photo bottom center] represent only a small portion of the many such publications that are printed and distributed by Standard Publishing. In addition, it is a commercial printer, doing a substantial amount of printing work for other religious publishers as well as direct mail catalogs and other materials (including this Annual Report) for commercial and industrial accounts.

James Burn International manufactures and distributes its products around the world. The company manufactures two distinct mechanical binding systems. Wire-O (registered) is a double loop wire binding system utilized in a wide range of products including calendars, cookbooks and computer manuals. Mult-O (registered) is a multiple ring mechanism used in high quality binders. In addition, James Burn designs and manufactures punches and wire binding machinery such as is shown [Photo top right] for use with the Wire-O (registered) binding system.

Management's Discussion and Analysis

Liquidity and Capital Resources

During the fiscal year ended June 30, 1996, net operating cash flows of $34.0 million and proceeds from additional borrowings of $7.4 million were used to purchase $20.9 million of the Company's Common Stock, fund property, plant and equipment expenditures of $15.3 million and pay $9.8 million in cash dividends to the Company's stockholders.
    The Company intends to continue its policy of using its funds to acquire property, plant and equipment, pay dividends, purchase its Common Stock, and make acquisitions when conditions are favorable.
     Net Cash Provided by Operating Activities was $34.0 million in 1996 as compared to $37.5 million in 1995. The decline was mainly caused by a $5.4 million gain reported in fiscal 1995 from the sale of a German subsidiary and disposition of other businesses and product lines.
     For the fiscal year ended June 30, 1996, several changes in assets and liabilities were reported. Due to the large sales growth reported in fiscal 1995, substantial increases in Accounts Receivable, Inventories and Accounts Payable were reported. However, with the reduction in sales in fiscal 1996, Accounts Receivable, Inventories and Accounts Payable have declined considerably. The result has had a positive impact on operating cash flows as compared to the prior year.
     In order to obtain a favorable long-term interest rate, in September 1995 the Company negotiated a $50 million unsecured loan agreement with an institutional lender. The loan bears a fixed interest rate of 7.13% and is repayable in level, annual principal payments beginning September 1999 and ending September 2005. The proceeds from this loan were used to reduce borrowings under the Company's Revolving Credit Agreement. Simultaneously with the execution of this loan agreement, the Revolving Credit Agreement's maximum credit line available was reduced from $175 million to $125 million. The financial covenants of the $50 million loan agreement are similar to those under the Company's Revolving Credit Agreement.
     At June 30, 1996, the Company had the ability to borrow an additional $57.8 million under existing bank credit agreements. The Company believes that this resource, along with the Company's internally generated funds, will be sufficient to meet its anticipated needs for the foreseeable future. The Company's existing bank credit agreements are described in the Notes to the Consolidated Financial Statements.

Operations
Net Sales by Industry Segment

(In thousands)          1996    Change       1995     Change       1994

Graphics/Mail Order $159,687      4.6%   $152,723      10.1%   $138,738
Institutional        253,650     (5.0)    267,059       10.8   241,054
Industrial           149,342      (.1)    149,508       (.1)   149,607

Operating Income by Industry Segment

(In thousands)          1996    Change       1995     Change       1994

Graphics/Mail Order  $14,402    (7.4)%    $15,556     35.5%     $11,484
Institutional         24,903    (26.6)     33,943      19.6      28,379
Industrial            21,358    (25.4)     28,629       68.9     16,955

Fiscal 1996 as Compared to Fiscal 1995

In the latter portion of fiscal 1995, a few divisions raised sales prices to partially offset increased material costs. Although it is difficult to quantify the impact of the sales price increases on Net Sales during fiscal 1996, management believes the majority of the fluctuations in Net Sales reported by each segment are due to changes in unit volume. In addition, although changes in annual average exchange rates from 1995 to 1996 had a positive impact on Net Sales in 1996, the total effect of such changes was not significant.
     For the year ended June 30, 1996, Net Sales decreased $6.6 million, or 1.2%, as compared to the fiscal year ended 1995. The Graphics/Mail Order segment registered a $7.0 million, or 4.5% increase in Net Sales for the year ended June 30, 1996 as compared to the prior fiscal year. Results reported by James Burn International and Berean Christian Stores accounted for the majority of this sales growth, which was due to improved worldwide customer demand.
     The Institutional segment registered a decrease in Net Sales of $13.4 million for the year ended June 30, 1996. Fiscal 1996 Net Sales reported by the majority of operations within this segment declined. However, the Commercial Products Group was the most severely impacted due to sluggish economic conditions within the food service industry, compounded by U.S. weather related problems in the third quarter of fiscal 1996.
     For the year ended June 30, 1996, the Industrial segment experienced a slight decline in Net Sales due primarily to the sale of a German subsidiary in the first quarter of fiscal 1995. The absence of this subsidiary's Net Sales was partially offset by growth reported by this segment's European operations which was due to improved economic conditions.
     The Gross Profit Margin percentage declined from 33.8% in 1995 to 32.9% in 1996. The Industrial segment reported a slight decline in the Gross Profit Margin percentage. However, the Institutional segment registered a 1.9% decline due mainly to the decrease in Net Sales discussed above. Due to competitive pressures on profit margins, the Graphics/Mail Order segment reported a 1.7% decline in the Gross Profit Margin percentage.
     Selling, General and Administrative Expense (SG&A) declined $4.0 million in 1996 to 22.4% of Net Sales versus 22.9% of Net Sales in 1995. The majority of this decrease is related to a reduction in profit improvement incentive plan expenses due to the decline in Net Income reported in fiscal 1996. All three segments reported slight dollar variations in SG&A expense.
     For the year ended June 30, 1996, Depreciation and Amortization Expenses increased slightly to $12.5 million versus $12.4 million in 1995. The Graphics/Mail Order and Industrial segments reported slight decreases in Depreciation and Amortization expenses. However, these decreases were offset by an 8.8% increase in Depreciation and Amortization Expenses reported by the Institutional segment due to expanded facilities at two units within this segment during fiscal year 1995.
     Interest Expense increased $681,000 in 1996. This is due to an increase in borrowings at slightly higher interest rates than those reported during fiscal 1995. The weighted average interest rate related to bank credit agreements increased from 5.7% in 1995 to 5.9% in 1996. In addition, the Company negotiated a $50 million loan with an institutional investor which bears a fixed interest rate of 7.13%.
     The above factors resulted in a decline in Income Before Income Taxes of $9.7 million, or 16.7%, in 1996 as compared to 1995. The Institutional segment reported a $9.0 million decrease in Operating Income due mainly to the decline in Net Sales reported by the Commercial Products Group as discussed above. The Industrial segment registered a drop in Operating Income of $7.3 million mainly due to the absence of the net gain on the disposition of businesses and product lines reported during fiscal 1995.
     The effective tax rate rose in 1996 to 36.2% versus 33.7% in 1995. Fiscal 1995 was positively impacted by higher than normal foreign tax credits which were not repeated in fiscal 1996.
     Due to the above factors, Net Income declined $7.6 million, or 19.8%.

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

Other Matters

Inflation -- The impact of inflation felt in 1995 lessened in fiscal 1996 due mainly to a stabilization of material costs, as well as the presence of only minor increases in labor costs.

Environmental matters -- The Company is a party to various claims and legal proceedings, generally incidental to its business and has recorded an appropriate provision for the resolution of such matters. As explained more fully in the Notes to the Consolidated Financial Statements, the Company does not expect the ultimate disposition of these matters to have a material adverse effect on its financial statements.

New Accounting Pronouncements

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed of." The Company has evaluated this standard and determined that it will not materially affect the company's financial condition or operating results.
     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based compensation." This standard requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation costs to be measured based on the fair value of stock options awarded. The Company has evaluated this standard and has decided that it will not adopt that portion of the standard which is voluntary. Instead, management has determined that the current method, based upon the application of Accounting Principles Board Opinion No. 25, provides the most accurate presentation of costs associated with stock-based compensation awards to employees. As a result, compliance with this standard during fiscal 1997 will have no impact on the company's 1997 financial statements, other than the required additional disclosure of the proforma effect of SFAS No. 123 on net income and earnings per share.

Five-Year Financial Review
Standex International Corporation and Subsidiaries

(In thousands, except per share data)
                                1996      1995      1994      1993      1992
Year Ended June 30
Summary of Operations
Net sales                   $562,679  $569,293  $529,399  $506,312  $477,216
Gross profit margin          185,267   192,540   172,979   168,309   156,727
Interest expense               9,048     8,367     5,938     5,597     6,565
Income before income taxes    48,124    57,803    42,222    37,450    33,659
Provision for income taxes    17,410    19,483    15,075    13,438    11,746
Net income                    30,714    38,320    27,147    24,012    21,913

                          __________  ________  ________  ________  ________
Per Share Data*
Net sales                      40.40     39.15     34.62     30.92     26.75
Earnings                        2.21      2.64      1.78      1.47      1.23
Dividends paid                   .71       .63       .52       .43       .38
Book value                     10.01      9.45      8.16      7.99      8.27
Average shares outstanding    13,927    14,540    15,293    16,376    17,837
                          __________  ________  ________  ________  ________
June 30
Financial Condition
Working capital              138,860   143,135   126,803   109,128  110,994
Current ratio                   3.03      2.85      2.81      2.49     2.49
Property, plant and
  equipment -- net            86,616    84,528    89,697    90,919   94,871
Total assets                 335,333   342,702   323,721   308,569  316,566
Long-term debt               113,822   111,845   112,854    94,416   86,699
Stockholder's equity         134,691   132,352   118,932   121,524  137,010
                            ________  ________  ________  ________ ________

Sales and Earnings By Quarter
Year Ended June 30 (Unaudited)
(In thousands, except per share data)
                             1996                               1995
                    First   Second    Third  Fourth    First    Second   Third   Fourth

Net sales        $142,235 $154,101 $130,334$136,009 $140,591 $143,937 $141,575 $143,190
Gross profit
 margin            47,286   51,426   42,907  43,648   45,955    50,525  46,845   49,215
Net income          9,310    9,177    5,562   6,665   11,801     9,026   8,058    9,435
Earnings per share    .66      .65      .41     .49      .80       .62     .56      .66
                ____________________________________________  ________________ ________

Common Stock Prices and Dividends Paid
                      Common Stock Price Range
                          1996              1995        Dividends Per Share
                     High      Low      High     Low       1996      1995
First quarter    $36-1/2  $31-1/2   $28-1/4 $24-5/8        $.17      $.14
Second quarter    36-3/4       32    32-5/8  26-1/4         .18       .16
Third quarter     32-7/8   26-1/2    32-5/8      30         .18       .16
Fourth quarter    30-7/8    25-3/8   32-1/8       29        .18       .17
                    _____    _____     _____   _____      _____      ____

Distribution of the 1996 Sales Dollar

Materials and services                          $320,837,000      57%
Wages, salaries and employee benefits            172,173,000      30
Depreciation and amortization                     12,497,000      2
Interest on borrowed money                         9,048,000      2
Income taxes                                      17,410,000      3
Reinvested in the Company                         20,960,000      4
Dividends to stockholders                          9,754,000      2
                                                  __________      ____
Total                                           $562,679,000      100%
                                                  __________      ___

*Adjusted for May, 1993 two-for-one stock split.

Statements of Consolidated Income
Standex International Corporation and Subsidiaries

Year Ended June 30                      1996             1995            1994
Net Sales Revenue               $562,678,620     $569,292,824    $529,399,483
Net gain on disposition
 of businesses and
  product lines                            -        5,426,231         478,987
Interest and other                   879,359        1,107,075       1,229,396
                               _____________    _____________   _____________
Total revenue                    563,557,979      575,826,130     531,107,866
                               _____________    _____________   _____________
Costs and Expenses
Cost of products sold            367,740,986      367,118,405     346,491,082
Selling, general and
  administrative                 126,148,350      130,181,612     123,979,010
Depreciation and
  amortization                    12,497,148       12,355,863      12,477,651
Interest                           9,047,701        8,367,075       5,937,960
                               _____________    _____________ _______________
Total costs and expenses         515,434,185      518,022,955     488,885,703
                               _____________   ______________   _____________
Income Before Income Taxes        48,123,794       57,803,175      42,222,163
Provision for Income Taxes        17,410,000       19,483,000      15,075,000
                               _____________    _____________   _____________
Net Income                     $  30,713,794   $  38,320,175   $  27,147,163
                                  __________       __________      __________

Earnings Per Share              $       2.21    $       2.64    $        1.78

See notes to consolidated financial statements.

Statements of Consolidated stockholders' Equity


                                            Additional              Cumulative
                                               Paid-in    Retained Translation        Treasure
Shares
                               Common Stock    Capital    Earnings  Adjustment      Shares        Amount


Balance, June 30, 1993          $41,976,417   $     -   $227,358,484 $ (946,404)  12,767,809$ (146,780,415)

Stock issued for employee stock
options and stock purchase plan
net of related income tax benefit              871,128                           (263,275)     3,106,090
Treasury stock acquired                                                            897,136  (23,532,338)
Net income                                              27,147,163
Dividends paid (52 cents per share)                     (7,800,753)
Foreign currency translation adjustment                            (2,467,417)
                                 __________  _________ ___________   _________   _________ _____________
Balance, June 30, 1994           41,976,417    871,128 246,704,894  (3,413,821) 13,401,670 (167,206,663)
Stock issued for employee stock
options and stock purchase plan
net of related income tax benefit            1,258,016                           (231,921)     2,996,799
Treasury stock acquired                                                            802,761  (23,912,350)
Net income                                              38,320,175
Dividends paid (63 cents per share)                     (8,993,908)
Foreign currency translation adjustment                              3,751,361
                                 __________  _________ ___________   _________   _________ _____________
Balance, June 30, 1995           41,976,417  2,129,144 276,031,161     337,540  13,972,510 (188,122,214)
Stock issued for employee stock
options and stock purchase plan
net of related income tax benefit            1,248,554                           (140,634)     1,915,462
Treasury stock acquired                                                            702,961  (20,876,183)
Net income                                              30,713,794
Dividends paid (71 cents per share)                     (9,753,583)
Foreign currency translation adjustment                              (909,373)
                                 __________  _________ ___________   _________   _________ _____________
Balance, June 30, 1996          $41,976,417$  3,377,698$296,991,372$   (571,833)14,534,837$  (207,082,935)
                                  _________   ________  __________    ________    ________  ____________
See notes to consolidated financial statements.

Consolidated Balance Sheets
Standex International Corporation and Subsidiaries

June 30                                                 1996           1995

Assets

Current Assets

Cash and cash equivalents                         $5,146,943     $9,542,926
Receivables - less allowance of
  $2,666,000 in 1996 and $2,854,000 in 1995       88,567,119     90,492,471
Inventories                                      109,720,414    116,416,518
Prepaid expenses                                   3,957,613      3,894,692

                                                ____________    ___________
Total current assets                             207,392,089    220,346,607

                                                ____________    ___________
Property, Plant and Equipment
Land and buildings                                58,512,210     57,328,242
Machinery and equipment                          158,966,157    152,810,659

                                                ____________    ___________
Total                                            217,478,367    210,138,901
Less accumulated depreciation                    130,862,140    125,611,163

                                                ____________    ___________
Property, plant and equipment - net               86,616,227     84,527,738

                                                ____________    ___________
Other Assets
Prepaid pension cost                              20,744,152     17,369,975
Goodwill --net                                    14,655,418     15,296,599
Other                                              5,925,286      5,160,617

                                                ____________    ___________
Total other assets                                41,324,856     37,827,191

                                                ____________    ___________
Total                                           $335,333,172   $342,701,536

                                                 ___________     __________
Liabilities and Stockholders' Equity

Current Liabilities

Current portion of debt                          $ 5,286,699     $3,320,456
Accounts payable                                  29,202,348     36,414,187
Accrued payroll and employee benefits             17,792,859     19,496,096
Income taxes                                       1,566,547      4,471,988
Other                                             14,683,618     13,508,688

                                                ____________    ___________
Total current liabilities                         68,532,071     77,211,415

                                                ____________    ___________
Long-Term Debt - less current portion            113,822,445    111,845,000

                                                ____________    ___________
Deferred Income Taxes                             12,583,000     12,108,000

                                                ____________    ___________
Other Noncurrent Liabilities                       5,704,937      9,185,073

                                                ____________    ___________
Stockholders' Equity
Common stock -- authorized, 30,000,000 shares
 in 1996 and 1995; par value, $1.50
 per share; issued 27,984,278 shares in
 1996 and 1995                                    41,976,417     41,976,417
Additional paid-in capital                         3,377,698      2,129,144
Retained earnings                                296,991,372    276,031,161
Cumulative translation adjustment                  (571,833)        337,540
Less cost of treasury shares:
  14,534,837 shares in 1996
  and 13,972,510 in 1995                       (207,082,935)  (188,122,214)

                                                ____________    ___________
Total stockholders' equity                       134,690,719    132,352,048

                                                ____________    ___________
Total                                          $ 335,333,172   $342,701,536

                                                  __________     __________
See notes to consolidated financial statements.

Statements of Consolidated Cash Flows
Standex International Corporation and Subsidiaries

Year Ended June 30                                1996          1995            1994

Cash Flows from Operating Activities

Net income                             $ 30,713,794     $ 38,320,175   $ 27,147,163
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
Depreciation and amortization            12,497,148       12,355,863     12,477,651
Profit improvement incentive plan          (88,442)        5,836,089      3,662,698
Deferred income taxes                       475,000      (1,661,000)        795,000
Net pension credit                        (981,000)      (1,206,000)      (837,000)
Loss (gain) on sale of investments,
  real estate and equipment                   6,677           92,250      (432,087)
Gain on disposition of businesses                 -      (5,426,231)      (478,987)
Increase (decrease) in cash from changes
 in assets and liabilities, net of effect
 of acquisitions and dispositions:
Receivables -- net                        1,922,429      (9,300,099)    (8,024,312)
Inventories                               6,690,380     (15,145,192)    (9,254,430)
Prepaid expenses and other assets       (3,025,909)          536,722    (2,323,973)
Accounts payable                        (7,221,125)        9,644,224        459,485
Accrued payroll, employee benefits
 and other liabilities                  (3,993,614)        (734,555)    (3,247,000)
Income taxes                            (2,922,144)        4,236,307    (1,706,496)
                                        ___________      ___________    ___________
Net cash provided by operating
  activities                             34,073,194       37,548,553     18,237,712
                                        ___________      ___________    ___________
Cash Flows from Investing Activities
Expenditures for property and equipment (15,328,374)     (12,006,428)   (13,237,820)
Proceeds from sale of investments,
 real estate and equipment                  525,765          546,214      1,915,533
Proceeds from disposition of businesses           -       13,589,000        840,471
                                        ___________      ___________    ___________
Net cash (used for) provided by
 investing activities                  (14,802,609)        2,128,786   (10,481,816)
                                        ___________      ___________    ___________
Cash Flows from Financing Activities
Proceeds from additional borrowings       7,405,885        7,877,395     23,502,040
Payments of debt                        (3,462,197)     (15,141,363)    (6,202,793)
Stock issued under employee stock option
  and stock purchase plans                3,164,016        4,254,815      3,977,218
Cash dividends paid                     (9,753,583)      (8,993,908)    (7,800,753)
Purchase of treasury stock             (20,876,183)     (23,912,350)   (23,532,338)
Payments on employees' Stock Ownership
   Trust loan                                     -                -         83,762
                                        ___________      ___________    ___________
Net cash used for financing activities (23,522,062)     (35,915,411)    (9,972,864)
                                        ___________      ___________    ___________
Effect of Exchange Rate Changes on Cash
  and Cash Equivalents                    (144,506)          757,597      (277,716)
                                        ___________      ___________    ___________
Net Changes in Cash and Cash
 Equivalents                            (4,395,983)        4,519,525    (2,494,684)
Cash and Cash Equivalents at
  Beginning of Year                       9,542,926        5,023,401      7,518,085
                                        ___________      ___________    ___________
Cash and Cash Equivalents at End
of Year                            $      5,146,943  $    9,542,926  $    5,023,401
                                         __________       __________     __________

Supplemental Disclosure of Cash
 Flow Information Cash paid during
 the year for:

Interest                              $   8,180,245   $    8,033,311  $   5,856,833
Income taxes                             19,840,441       16,946,988     15,919,562

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Summary of Accounting Policies

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of Standex International Corporation and its subsidiaries.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments purchased with a remaining maturity of three months or less. Such investments are carried at cost, which approximates fair value, due to the short period of time until maturity.

Inventories
Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment
Property, plant and equipment are depreciated over their estimated useful lives using primarily the straight-line method.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred assets and liabilities are recorded for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Goodwill
The excess of purchase price of acquired companies over the fair value of net identifiable assets at date of acquisition has been recorded as goodwill and is being amortized on a straight-line basis over a forty-year period. Accumulated amortization aggregated $7,969,000 and $7,368,000 at June 30, 1996 and 1995, respectively. The Company annually evaluates the net balance of goodwill based on the projected operating income of the respective businesses on an undiscounted cash flow basis.

Foreign Currency Translation
Assets and liabilities of non-U.S. operations are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated using average exchange rates. The resulting translation adjustment is reported as a separate component of Stockholders' equity. Gains and losses from non-U.S. currency transactions are included in results of operations.

Forward Foreign Currency Exchange Contracts
Forward foreign currency contracts are used by the Company to protect certain anticipated foreign cash flows, such as dividends and loan payments from subsidiaries, against movements in the related exchange rate. The Company sells the related foreign currency at a fixed price for settlement on or before the date of the related receipt, and thus protects the dollar value of the receipt. The Company enters into such contracts for hedging purposes only. At June 30, 1996, the Company had no significant forward foreign currency contracts.

Concentration of Credit Risk
The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is minimized because of the diversification of the Company's operations, as well as its large customer base and its geographical dispersion. Short-term cash investments are placed with high credit-quality financial institutions or in short-duration, high quality debt securities. The Company limits the amount of credit exposure in any one institution or type of investment instrument.

Accounting Estimates
The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature. The carrying amount of the Company's debt instruments approximate fair value.

Earnings Per Share
Earnings per share are computed based on the average number of shares and share equivalents outstanding during the year. The weighted average number of shares used in the determination of earnings per share was 13,927,223; 14,540,476 and 15,293,351 in 1996, 1995 and 1994, respectively.

Reclassifications
Certain prior year amounts have been reclassified to conform to the 1996 financial statement presentation.

Inventories
Inventories are comprised of (in thousands):
                                    1996           1995

Raw materials                  $  36,631      $  38,948
Work in process                   24,600         27,510
Finished goods                    48,489         49,959
                               _________      _________
Total                           $109,720       $116,417
                                 _______         ______

Debt
Debt is comprised of (in thousands):
                                    1996           1995
Bank credit agreements         $  67,164       $112,845
Institutional investors
7.13% (due 2000-2006)             50,000              -
Other 4.5% to 6.875%
(due 1997-2003)                    1,945          2,320
                               _________      _________
     Total                       119,109        115,165
Less current portion               5,287          3,320
                               _________      _________
Total long-term debt            $113,822       $111,845
                                 _______        _______

Bank Credit Agreements

The Company has a revolving credit agreement with five banks. The agreement provides for a maximum credit line of $125,000,000 until October 31, 1999, at which time outstanding loans will be due and payable. Borrowings under the agreement generally bear interest at rates which approximate the prime rate. The Company is required to pay a commitment fee of 0.2% on the average daily unused amount. There were no borrowings outstanding under the revolving credit agreement during 1996, 1995, or 1994.
     In addition, the Company has the option to borrow up to $125,000,000 on an unsecured short-term basis at rates which are generally below the prime rate (such rates varied from 5.5% to 6.1% during 1996). Available borrowings under the revolving credit agreement described above are reduced by short-term borrowings. At June 30, 1996, the Company had the ability to borrow an additional $57,836,000 under existing bank credit agreements.
     The Company may refinance the unsecured short-term borrowings on a long-term basis under the revolving credit agreement discussed above. As such, the short-term outstanding borrowings, which are not expected to be paid within a year, are classified as long-term debt, and the debt repayment schedule as presented below, is based on the terms of the revolving credit agreement. Management believes that the recorded amount of both short-term and long-term borrowings approximate their fair value.

Institutional Investor Agreement
The Company entered into a note purchase agreement with an institutional investor for $50,000,000 in September 1995. The 7.13% note is due September 2005 and requires principal payments of $7,143,000 annually beginning in September 1999.

Loan Covenants and Repayment Schedule
The Company's loan agreements contain limited provisions relating to the maintenance of certain financial ratios and restrictions on additional borrowings and investments.
Debt is due as follows: 1997, $5,287,000; 1998, $320,000; 1999, $190,000;
2000, $69,530,000; 2001, $7,358,000; and thereafter $36,424,000.

Accrued Payroll and Employee Benefits
This current liability caption consists of (in thousands):

                                    1996     1995
Payroll                          $12,270  $13,070
Benefits                           4,519    4,965
Taxes                              1,004    1,461
                                 _______  _______
Total                            $17,793  $19,496
                                  ______   ______

Commitments
The Company leases certain property and equipment under agreements with initial terms ranging from one to twenty years. Rental expense for the years ended June 30, 1996, 1995 and 1994 was approximately $6,500,000; $6,100,000 and $5,900,000, respectively. At June 30, 1996, the minimum annual rental commitments under noncancelable operating leases, principally real estate, were approximately: 1997, $4,200,000; 1998, $3,000,000; 1999, $2,600,000;
2000, $2,000,000; 2001, $1,100,000; and thereafter $3,000,000.

Contingencies
The Company is a party to various claims and legal proceedings related to environmental and other matters generally incidental to its business. Management has evaluated each matter based, in part, upon the advice of its independent environmental consultants and in-house counsel and has recorded an appropriate provision for the resolution of such matters in accordance with SFAS No. 5, "Accounting for Contingencies." Management believes that such provision is sufficient to cover any future payments, including legal costs, under such proceedings.

Income Taxes
The provision for income taxes consists of (in thousands):

                    1996      1995       1994
Current:
Federal            $9,000  $12,433     $8,509
State               2,240    2,670      2,062
Non-U.S.            5,695    6,041      3,709
                 ________  _______    _______
Total              16,935   21,144     14,280
Deferred              475  (1,661)        795
                 ________  _______    _______
Total             $17,410  $19,483    $15,075

Income before income taxes relating to U.S. operations was $33,505,000; $35,669,000 and $30,254,000 in 1996, 1995 and 1994, respectively. Income before income taxes for Non-U.S. operations was $14,619,000; $22,134,000 and $11,968,000 in 1996, 1995 and 1994, respectively.
A reconciliation of the U.S. income tax rate to the effective income tax rate is as follows:

                                     1996        1995        1994
Statutory tax rate                  35.0%       35.0%       35.0%
Non-U.S.                            (1.5)       (1.8)       (1.1)
State taxes                           3.1         2.8         3.3
Insurance -- net                    (0.5)       (0.3)       (0.5)
Other items -- net                    0.1       (2.0)       (1.0)
                                    _____       _____       _____
Effective income tax rate           36.2%       33.7%       35.7%
                                    _____       _____       _____

Significant components of the Company's net deferred tax liability are as follows (in thousands):

                                       1996        1995

Deferred tax liabilities:
Accelerated depreciation            $11,588     $12,792
Net pension credit                    7,642       6,256
Other items                             427         509
Deferred tax assets:
Expense accruals                    (5,804)     (4,841)
Compensation costs                  (1,270)     (2,608)
                                    _______     _______
    Net deferred tax liability      $12,583     $12,108
                                    _______     _______

Significant components of deferred income taxes impact deferred income tax expense as follows (in thousands):
                                 1996          1995      1994

Accelerated depreciation   $    (419)     $     180      $606
Net pension credit              1,386           578       759
Compensation costs              1,338         (855)     (509)
Expense accruals              (1,749)       (1,334)     (204)
Other items                      (81)         (230)       143
                             ________       _______     _____
Total                       $     475      $(1,661)      $795
                             ________      _______       ____


At June 30, 1996, accumulated retained earnings of non-U.S. subsidiaries totaled $28,047,000. No provision for U.S. income and foreign withholding taxes has been made because it is expected that such earnings will be reinvested indefinitely or the distribution of any remaining amount would be principally offset by foreign tax credits. The determination of the withholding taxes that would be payable upon remittance of these earnings and the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

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

                            Net Sales                      Operating Income
(In thousands)          1996     1995      1994      1996     1995     1994

Graphics/Mail Order $159,687 $152,723  $138,738   $14,402  $15,556  $11,484
Institutional        253,650  267,059   241,054    24,903   33,943   28,379
Industrial           149,342  149,508   149,607    21,358   28,629   16,955
Corporate and other        -        3         -  (12,539) (20,325) (14,596)
                   _________ ________  ________  ________  _______  _______
Total               $562,679 $569,293  $529,399   $48,124  $57,803  $42,222
                   _________ ________  ________  ________  _______  _______

                            Assets Employed              Capital Expenditures
(In thousands)          1996      1995      1994     1996     1995     1994

Graphics/Mail Order  $83,768   $83,957   $76,250   $2,425   $1,693   $3,031
Institutional        143,216   149,231   136,117    7,499    6,164    6,521
Industrial            84,186    89,245    95,732    5,262    3,923    3,627
Corporate and other   24,163    20,269    15,622      142      226       59
                   _________  ________  ________ ________  _______  _______
Total               $335,333  $342,702  $323,721  $15,328  $12,006  $13,238
                   _________  ________  ________ ________  _______  _______

Depreciation and Amortization
(In thousands)
                                               1996      1995      1994
Graphics/Mail Order                            $  2,793  $  2,871 $  2,659
Institutional                                     5,151     4,735    4,522
Industrial                                        4,304     4,488    5,036
Corporate and other                                 249       262      261
                                               ________  ________ ________
Total                                           $12,497   $12,356  $12,478
                                                _______   _______  _______

Financial data related to U.S. and non-U.S. operations:

                                 U.S.                        Non-U.S.
(In thousands)       1996     1995       1994      1996      1995    1994
Net sales         $457,877  $473,187   $431,774 $104,802   $96,103  $97,625
Operating income    46,292    55,436     45,761   14,371    22,692   11,057
Assets employed    239,829   249,158    232,448   71,341    73,275   75,651

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

The periodic pension credit is comprised of the components listed below as determined using the projected unit credit actuarial cost method (in thousands):
                                     1996         1995       1994
Service costs for benefits
earned during the period       $    3,669 $      3,722  $   3,913
Interest cost on projected
benefit obligation                  8,337        7,734      7,478
Actual return on plan assets     (20,447)      (7,384)      1,217
Net amortization and deferral       7,460      (5,278)   (13,445)
                                 ________    _________   ________
Net pension credit           $      (981)   $  (1,206)  $   (837)
                                  _______      _______    _______

The following table sets forth the funded status and obligations of the
Company's principal plans at year end, using a measurement date of April 1
(in thousands):
                                           1996         1995
Accumulated vested benefit obligation $  81,081    $  82,113
                                        _______      _______
Projected benefit obligation            102,022      100,561
Fair value of assets                    135,366      117,696
                                      _________    _________
Funded status                            33,344       17,135
Unrecognized transition amount         (10,207)     (11,884)
Unrecognized prior service cost           1,501        1,642
Unrecognized loss (gain)                (7,422)        7,178
                                      _________    _________
Prepaid pension cost                  $  17,216     $ 14,071
                                     _________     _________

The accumulated benefit obligation approximated the accumulated vested benefit obligation in 1996 and 1995. For its U.S. plans, the Company used an assumed weighted average discount rate of 8.5% for 1996 and 1995 and 8.0% for 1994, and a rate of increase in future compensation levels of 5% in 1996, 1995 and 1994, in determining the actuarial present value of its projected benefit obligation. The expected long-term rate of return on U.S. plan assets was 9% in 1996, 1995 and 1994. At June 30, 1996, U.S. plan assets consisted of equity securities, U.S. Treasury obligations, corporate bonds and cash equivalents. For its non-U.S. plans, the Company used assumed weighted average discount rates ranging from 7.0% to 8.75%, and rates of increase in future compensation levels ranging from 4.0% to 5.5% in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on plan assets was 9.5%. As of June 30, 1996, non-U.S. plan assets consist of units in a pooled investment fund. Non-U.S. obligations and assets are not considered material and hence these plans have been included with the U.S. plans in the funded status reconciliation.
     Certain U.S. employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Contributions and cost are determined in accordance with the provisions of negotiated labor contracts or terms of the plans. Pension expense for these plans was $1,203,000; $1,142,000 and $1,006,000 in 1996, 1995 and 1994, respectively.

Employees' Stock Ownership Plan
The Company has an Employee Stock Ownership Plan covering certain salaried employees. Amounts provided for this plan are approved by the Board of Directors and for the years ended June 30, 1996, 1995 and 1994 aggregated $1,000,000 each year.

Profit Improvement Participation Share Plan
The Company has a profit improvement incentive plan in which certain officers and employees participate. Units under this plan are issued at the discretion of the Salary and Employee Benefits Committee of the Board of Directors and are assigned a value equal to a multiple of earnings per share payable in five years based upon the net increase in earnings per share over the five-year period. Each fiscal year, amounts are charged or credited to operations to reflect this liability. Amounts (credited)/charged to operations for the years ended June 30, 1996, 1995 and 1994 were $(88,000); $5,836,000 and
$3,663,000, respectively.

Postretirement Benefits Other Than Pensions
The Company sponsors unfunded postretirement medical and life plans covering certain full time employees who retire and have attained the requisite age and years of service. Retired employees are required to contribute toward the cost of coverage according to various rules established by the Company.
     The Company accounts for postretirement benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of postretirement benefits (such as health care and life insurance benefits) during the years an employee provides services.

Postretirement cost is comprised of the components listed below (in thousands):

                                    1996       1995         1994
Service costs for benefits
earned during the period        $     92    $   102      $   119
Interest cost on projected
benefit obligation                   651        654          741
Amortization of transition amount    402        446          446

_______                          _______    _______
Total postretirement costs        $1,145     $1,202       $1,306
                                 _______    _______      _______

The following table sets forth the funded status of the Company's postretirement benefit plans other than pensions (in thousands):

                                          1996         1995
Accumulated benefit obligation:
Retirees                                $4,193       $4,324
Eligible active employees                1,939        2,133
Other active employees                   1,874        2,061
                                      ________      _______
Total                                    8,006        8,518
Unrecognized net loss                    1,352          733
Unrecognized transition obligation     (7,593)      (8,039)
                                      ________      _______
Accrued postretirement cost            $ 1,765       $1,212
                                      ________      _______

The Company used an assumed discount rate of 8.5% for 1996 and 8% for 1995 and an initial assumed health care cost trend rate of 8.5%, declining gradually to an ultimate cost rate of 5% for years after 2009. A 1% increase in the assumed health care cost trend rate would have increased the cost of postretirement health care benefits by 11% and the accumulated benefit obligation by $911,000 and $1,092,000 in 1996 and 1995, respectively.

Stock Option and Stock Purchase Plans

Stock Option Plans
At June 30, 1996, 747,545 shares of common stock were reserved for issuance under the Stock Option Plans. Of this amount, and as noted in the table below, 517,745 shares are for options granted but unexercised. Options may be granted at or below fair market value as of the date of grant and must be exercised within the period prescribed by the Salary and Employee Benefits Committee of the Board of Directors at the time of grant but not later than ten years from the date of grant. Certain options granted at fair market value can be exercised any time after six months from the date of grant, and other options can only be exercised in accordance with vesting schedules prescribed by the Committee.
A summary of options issued under the plans is as follows:

                                     No. of Shares
Outstanding, June 30, 1993
($5.10 to $18.38 per share)                603,096
Granted ($16.00 to $26.00 per share)        37,000
Exercised ($5.10 to $15.81 per share)    (177,884)
Cancelled ($7.50 to $12.50 per share)      (4,800)
                                         _________
Outstanding, June 30, 1994
($6.75 to $26.00 per share)                457,412
Granted ($22.00 to $31.00 per share)       144,000
Exercised ($6.75 to $16.00 per share)    (154,915)
Cancelled ($7.50 to $12.50 per share)      (4,600)
                                         _________
Outstanding, June 30, 1995
($6.75 to $31.00 per share)                441,897
Granted ($22.50 to $29.75 per share)       144,200
Exercised ($6.75 to $31.00 per share)     (64,552)
Cancelled ($24.75 to $31.00 per share)     (3,800)
                                         _________
Outstanding, June 30, 1996
($7.50 to $31.00 per share)                517,745
                                         _________
Exercisable, June 30, 1996
($7.50 to $31.00 per share)                250,632
                                         _________


Employee Stock Purchase Plan
The Company has an Employee Stock Purchase Plan which allows employees to purchase shares of common stock of the Company at a 15% discount from market value. Shares of stock reserved for the Plan were 129,451 at June 30, 1996. Shares purchased under this plan aggregated 76,082; 77,006 and 85,391 in 1996, 1995 and 1994, respectively.

Shareholders Rights Plan
The Company has a Shareholders Rights Plan for which purchase rights have been distributed as a dividend at the rate of one right for each share of common stock held. The rights may be exercised only if an entity has acquired beneficial ownership of 20% or more of the Company's common stock, or announces an offer to acquire 30% or more of the Company.

Dispositions
In August, 1994, the Company sold its Standex International Engraving GmbH subsidiary for net proceeds of $13.6 million as part of a formulated plan to dispose, or otherwise align, certain businesses and product lines. In the aggregate, these transactions resulted in a net gain of $5.4 million. The net sales of the subsidiary and the other businesses and product lines were approximately $12,100,000 in 1995. Net income for these businesses and product lines were not material to the Company's consolidated net income.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended June 30, 1996 and 1995 are set forth on page 15.

Independent Auditors' Report

To the Board of Directors and Stockholders of Standex International
Corporation:

We have audited the accompanying consolidated balance sheets of Standex International Corporation and subsidiaries as of June 30, 1996 and 1995, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Standex International Corporation and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1996 in conformity with generally accepted accounting principles.




/s/Deloitte & Touche LLP
Boston, Massachusetts
August 19, 1996

Corporate Headquarters
Standex International Corporation
6 Manor Parkway
Salem, NH 03079
(603) 893-9701
Facsimile: (603) 893-7324

Common Stock
Listed on the New York Stock
Exchange (Ticker symbol:SXI)
Transfer Agent and Registrar:
Boston EquiServe
Box 644, Mail Stop 45-02-64,
Boston, MA 02102-0644
(617) 575-3400

Counsel
Hale and Dorr
60 State Street
Boston, MA 02109

Independent Auditors
Deloitte & Touche LLP
125 Summer Street
Boston, MA 02110

Shareholder Services
Stockholders should contact Standex's Transfer Agent (Boston EquiServe, Box 644, Mail Stop 45-02-64, Boston, MA 02102-0644) regarding changes in name, address or ownership of stock; lost certificates or dividends; and consolidation of accounts.

Form 10-K
Shareholders may obtain a copy of Standex's Form 10-K Annual Report, as filed with the Securities and Exchange Commission by writing to: Standex Investor Relations Department, 6 Manor Parkway, Salem, NH 03079

Stockholder Meeting
The Annual Meeting of Stockholders will be held at 11:00 AM on Tuesday, October 29, 1996 at Bank Boston, Auditorium, Main Lobby, 100 Federal Street, Boston, MA

BOARD OF DIRECTORS

Thomas L. King*
Chairman of the Board

Edward J. Trainor*
President and Chief Executive Officer

John Bolten, Jr. **
Consultant

William L. Brown*
Former Chairman of the Board of Bank of Boston Corporation and
The First National Bank of Boston

David R. Crichton
Executive Vice President/Operations

Samuel S. Dennis 3d * & **
Senior Partner, Hale and Dorr, Attorneys

Thomas H. DeWitt
Executive Vice President/Administration,
General Counsel

Walter F. Greeley
Chairman, High Street Associates
 An Investment Partnership

Daniel B Hogan, Ph.D.
President, The Apollo Group
  Management Consultants

C. Kevin Landry
Managing Partner, T.A. Associates
  A Venture Capital Firm

H. Nicholas Muller, III, Ph.D.
President, CEO
Frank Lloyd Wright Foundation

Sol Sackel
Former Senior Vice President of the Company

Lindsay M. Sedwick
Senior Vice President/CFO

CORPORATE OFFICERS

Thomas L. King
Chairman of the Board

Edward J. Trainor
President and
Chief Executive Officer

David R. Crichton
Executive Vice President/Operations

Thomas H. DeWitt
Executive Vice President/Administration,
 General Counsel

Lindsay M. Sedwick
Senior Vice President/CFO

Robert R. Kettinger
Corporate Controller

Richard H. Booth
Corporate Counsel, Secretary

Deborah A. Rosen
Senior Corporate Attorney,
  Assistant Secretary

Mark R. Hampton
Assistant Treasurer/Europe

DIVISIONAL MANAGEMENT

Harry D. Goodwin
President
Crest Fruit Company


Jerry G. Griffin
President
Standex Commercial Products

John Hill
Chairman & Consultant
Standex Electronics

Anthony N. Johannsen
President
James Burn International

Fred Krein
President
Standex Institutional Products

Giorgio Mazza
President
Roehlen Industries/Europe

Martin D. Pallante
President
Roehlen Industries/North America

Paul J. Schornack
President
Standex Air Distribution Products

Eugene H. Wigginton
President
Standard Publishing

L. Kenneth Womelsdorf
President
Standex Precision Engineering

* Member of Executive Committee
** Founder of the Company

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

GRAPHICS/MAIL ORDER

Education and religious publishing and distribution
Religious bookstores
Commercial printing
Binding systems, business forms, office supplies, and election materials Mail order gift packages