Form 10-K, Exhibit 13
period 1997-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 1997-09-26
CIK 310354

1997
ANNUAL
REPORT

FOOD SERVICE [Featured in the photo are barbecue ovens/rotisseries and display merchandisers manufactured by BKI and Barbecue King, UK. Picture top left]

INDUSTRIAL   [Shown in the photo is the final step in
hermetically sealing the assembly of our reed-switch products produced by Standex Electronics U.K. Picture middle right]

CONSUMER [The chain of Berean (R) Christian Stores is depicted in the photo taken at our Denver location. Picture bottom left]

essential
products
for your world

FOOD SERVICE
Developing systems for the
preparation, storage and
presentation of food for the way
it is marketed today.


INDUSTRIAL
Supporting original equipment
manufacturers by producing
specialized products that make
their products more appealing,
useful, and competitive.

CONSUMER
Expanding key consumer niche
markets through religious publishing and retailing, direct marketing, and home construction products.

FINANCIAL HIGHLIGHTS

Year Ended June 30           1997        1996         1995          1994          1993
Operations
Net Sales              $564,623,458 $562,678,620  $569,292,824  $529,399,483  $506,312,331
Net Income*              26,918,588   30,713,794    34,976,944    27,147,163    24,011,998
Return on Sales*               4.8%         5.5%          6.1%          5.1%          4.7%
Return on Equity*             19.1%        22.8%         26.4%         22.8%         19.8%
Depreciation             12,777,339   12,497,148    12,355,863    12,477,651    12,869,607
Interest Expense          8,497,425    9,047,701     8,367,075     5,937,960     5,597,049

Per Share Data
Net Sales                    $41.85      $ 40.40       $ 39.15       $ 34.62       $ 30.92
Earnings*                      2.00         2.21          2.41          1.78          1.47
Book Value                    10.75        10.01          9.45          8.16          7.99
Dividends                       .75          .71           .63           .52           .43
Average Shares
   Outstanding           13,490,810   13,927,223    14,540,476    15,293,351    16,375,964

Standex International

Essential Products for your World

Standex is a global, multi-industry company that manufactures and markets products through 24 business units and 83 facilities in 14 countries. Our strategy is to invest in businesses that generate solid revenues and earnings streams, and then to reinvest for long-term growth -- while providing attractive current returns to our shareholders.

We operate in three broad business segments. Our Food
Service and Consumer businesses are well positioned to capitalize on trends that reflect new ways of living, working, and shopping. Our Industrial businesses typically serve niche OEM markets, so many of our products and services are invisible to consumers and end-users. Yet we typically add functionality, competitive advantage and market appeal that are critical to the quality and value of the finished product.

Standex International. What we do is essential -- but most of the time, you won't even notice that we're there.

* Fiscal 1995 amounts exclude a non-recurring net after tax gain from the disposition of businesses and product lines of $3,343,000 or $.23 per share.

TO OUR SHAREHOLDERS

OPERATING RESULTS

Fiscal 1997 proved to be a disappointing year. Sales were basically flat at $564,623,000 while net earnings decreased to $26,919,000 -- resulting in earnings of $2.00 per share.
Sluggish European operations, difficulties at one of our food service facilities, and slowness in assimilating some recent acquisitions were the major contributory factors.
Return on sales of 4.8% and return on equity of 19.1% were down due to the conditions outlined above, but still at respectable levels. The Corporation's balance sheet continues to be in excellent shape, with the debt-to-capital ratio at 44.8% and the current ratio at a strong 3.0 to 1.
The year ended with an improved performance in the fourth quarter (53 cents versus 49 cents earned in fiscal 1996) and we are optimistic as the new fiscal year begins.

SHAREHOLDER VALUE

The dividend was increased to a new annual rate of 76 cents per share. A total of $10,002,000 was paid to shareholders in fiscal 1997. Standex has now paid uninterrupted quarterly dividends for 33 years and the dividend has been increased
33 times over that same period. The Corporation bought back 513,251 shares over the past twelve months and has, since the inception of the buyout program, acquired 18,481,814 shares for $254,735,197. The average price paid per share is $13.78.

NEW FOCUS

The annual report to shareholders has been changed to reflect the major new focus for our Corporation. The reporting groups have changed to more clearly define the markets we wish to serve and our management teams are being realigned to provide a more concentrated thrust in attaining the goals established for these new groupings. A new corporate tag line (Essential Products For Your World) has been adopted which truly describes the products produced by Standex. The new groupings provide a platform and a direction for our continued growth in the years ahead.

Coinciding with our new focus, we acquired the Vidalia Onion Store and the Salsa Express Co., to expand our Standex mail order product offerings. We also acquired the Apostles Publishing Company and the Fellowship Bookstores chain to further expand on our commitment to religious publishing and retailing. A purchase and sale agreement has also been signed to acquire the ACME Manufacturing Company which is a $60 million sales organization manufacturing air distribution products similar to our Standex Air Distribution Products division. The closing is expected in the first quarter of fiscal year 1998.

IN SUMMARY

Backlogs are up, we have resolved most of the problems outlined above and hopefully our European operations will see some improvement. We are continuing to refine our focus and look for growth opportunities in our various markets, while maintaining the principle of strength through diversity. With the help of a skilled and dedicated workforce, we expect to show favorable year to year comparisons in the coming year.



/s/Thomas L. King
Thomas L. King
Chairman of the Board


/s/Edward J. Trainor
Edward J. Trainor
President and Chief Executive Officer

From left: Thomas L. King, Chairman of the Board and Edward J. Trainor, President/CEO

[pictured below, Thomas L. King, Chairman of the Board, and
  Edward J. Trainor, President/CEO]

FOOD SERVICE

As Americans and Europeans change the way they work, they're also changing the way they live -- and eat. Dual-earner families mean more income but less time to prepare meals.
As a result, convenience and time-saving have become critical factors in determining where consumers purchase food, what they eat, and when and where meals are eaten.

[Featured in the photo are barbecue ovens/rotisseries and display merchandisers manufactured by BKI and Barbecue King, UK. Above at pages 5-6.]

FOOD SERVICE
Standex is benefiting significantly from the trend toward home meal replacement. Instead of shopping for individual ingredients at the supermarket after work, consumers are often purchasing complete, prepared meals at supermarkets, or ordering full, ready-to-eat meals-to-go from restaurants.

Through BKI in the United States and Barbecue King in the United Kingdom, we help retailers fulfill these new consumer expectations. Our commercial food preparation equipment -- including commercial ovens/rotisseries, pressure fryers, low-temp cook and hold units -- and display merchandisers are installed in thousands of supermarkets, fast food outlets, delicatessens and convenience stores. This increasingly global business is experiencing substantial growth in Europe, and we are entering some of the world's most dynamic emerging markets through distribution networks in the Far East and South America. In the U.S., sales are strengthening due to more frequent renovations by food service outlets. These make-overs are now planned every three to five years; not long ago, restaurants typically renovated on a seven- to ten-year cycle.

Innovation has long been a hallmark of Standex companies.
BKI is finding new ways to meet customer needs with innovations like the industry's rotisserie-combi ovens utilizing both conventional heat and steam to cook a wide variety of foods. These highly competitive units not only save space in our customer's facilities, but they reduce capital costs as well. BKI was recently voted Manufacturer of the Year by its peers on the Electric Food Service
Council -- recognition of the quality, aesthetics and technology of BKI's innovative equipment.

Two other Standex companies are leaders in food storage and display: Federal Industries, which manufactures both refrigerated and non-refrigerated display cases for the bakery industry; and Master-Bilt, which manufactures refrigerated cabinets, cases, display units, and a wide range of modular structures utilizing refrigeration technology in various applications for convenience stores and supermarkets.

Master-Bilt was one of the first companies to recognize that precise temperature control is critical to healthful refrigeration. Today, the company is a leader in designing equipment that maximizes food safety with greater control over temperature fluctuations in all types of storage conditions.

Standex also serves the institutional food service market through USECO, which has just introduced a sophisticated food handling and re-thermalization system for hospitals, correctional facilities, and other institutions where food is prepared in advance of need and properly stored at one location and served at another location at preset temperatures. USECO is the first U.S. manufacturer to employ convection reheating technology, which uses circulating air to preserve food flavors and texture, as well as standard conduction techniques, which simply heat the plate.

[USECOOs Cook/Chill System used in institutions with large
food service requirements, such as schools, hospitals and
prisons.   Pictured top left on page 6]

[Federal Industries' new modern display case. Pictured center below on page 6]

[Master-Bilt's refrigerated walk-in food storage and presentation units are widely used in mini-marts and convenience stores. Pictured top left on page 7]

[Procon Pumps are used in the carbonation process for soft drink dispensing machines. Pictured center below on page 7]

INDUSTRIAL

The companies of the Standex Industrial segment provide products and services that most people take for granted. Yet the things we make and do add tangible value and functionality in a host of settings. We help start millions of street lights each day, launch communications satellites into space, add decorative patterns to the paper that wraps your gifts, alert you when your windshield washer fluid is low, help get your luggage to your hotel room....

[Shown in the photo is the final step in hermetically sealing the assembly of our reed-switch products produced by Standex Electronics U.K. Pictured on page 8]

INDUSTRIAL

Many of the companies in our Industrial segment are among the leaders in their markets. The reasons include not only service and quality, but our commitment to understanding current end-user needs and expectations, as well as emerging trends.

This commitment has made Standex the world leader in texturizing: in creating the three-dimensional surfaces that enhance the utility, appeal, and saleability of molded products. The only truly global texturizing resource, Standex's Mold-Tech unit operates 25 plants in 14 countries, serving companies in the automotive, computer, housewares, construction materials, and other industries. The company's strategically positioned full-service plants, coupled with state-of-the-art optical imaging systems, allow OEMs and marketers to incorporate new patterns and textures into their designs in a matter of days.

Our Roehlen embossing group makes complete texturizing systems, including the rolls, dies and presses that apply textures and patterns to products like vinyl siding, wall coverings, and decorative embossed packaging. Its technical team regularly consults with customers to anticipate demand for new and different textures -- and then provides fast, cost-effective solutions that help the customer be first to market.

With more than 6,000 products, the Jarvis Caster Group is the leader in the institutional caster market, providing mobility to virtually anything that rolls in a hotel, restaurant, hospital, store, or office. It makes specialized casters that meet the stringent National Sanitary Foundation standards, and supplies more than 50% of the shopping cart wheels and casters used in North America. Seven manufacturing and distribution facilities across North America assure responsiveness as well as quality.

Reed-switches, sensors and toroids manufactured by Standex Electronics reflect the company's core competency in designing and manufacturing electronic products to meet the needs of the consumer and electronic market. Innovative surface mount designs of its inductors, switches, toroids and transformers meet the needs of automation and downsizing of electronic equipment, while its proprietary assemblies light streetlamps around the world.

High technology meets basic manufacturing at Spincraft, where the nation's largest spin lathe shapes huge sheets of aluminum into domes that seal the fuel tanks on space launch vehicles. The company is a key supplier to programs that are developing both reusable and expendable space launch vehicles for commercial applications, and has close relationships with the major participants supplying products to the commercial satellite industry. In addition, Spincraft has extensive expertise in shaping exotic metals such as titanium for highly specialized applications ranging from turbines to aircraft engines and nuclear reactors.

[Mold-Tech provides texturing on a wide variety of products such as the dashboard in this automobile. Pictured center above on page 10]

[The Jarvis Caster Group manufactures a wide variety of heavy duty commercial casters such as those used on this tool cart. Pictured below left on page 10]

[Wire-O(R) binding systems are used in a broad range of products including computer manuals, calendars, diaries and cookbooks. Binding machine and binding pictured top and right on page 11 respectively.]

[With pressures up to 220,000 pounds per square inch, Spincraft can spin-form heavy shapes up to 26 feet in diameter. As pictured bottom right on page 11.]

CONSUMER

Consider key trends that are shaping America: the increasing demand for single family homes, the growth of direct marketing as a preferred purchasing channel, and perhaps most importantly, the reemergence of religion as a spiritual force in the U.S. These are the trends that are propelling the Standex Consumer segment.

The Standex companies serve some of the largest and fastest growing markets in the U.S. While Standex's other businesses enhance the quality and functionality of many products and services used by consumers, the Consumer segment taps key consumer niche markets directly through publishing, retailing, direct marketing, and products used in home construction.

[The chain of Berean(R) Christian Stores is depicted in the photo taken at our Denver location. Pictured at pages 12-
13]

CONSUMER

Interest in spiritual and family values and religious education for children is increasing nationwide. As a result, Standard Publishing and its Berean(R) Christian
Stores rank among Standex's most significant businesses and opportunities. The leading publisher of nondenominational religious curricula and Vacation Bible School programs in the U.S., the company publishes more than 170,000 magazines that are distributed to churches each week. In addition, Standard Publishing recently released a best-selling book with CD-ROM by Grammy Award nominee Rebecca St. James, a Christian music artist, and has begun experimenting with innovative packaging ideas -- like CD-ROM book combinations -- designed to appeal to today's increasingly youthful religious audience.

Standex plans a significant expansion of Berean's 21-store network. These large, modern stores -- the largest is 22,000 square feet -- reflect the latest trends in book and retail merchandising. Berean stores are often the dominant religious outlets in their markets, and the unit has developed a comprehensive acquisition and site selection strategy designed to ensure that new stores enjoy the same strong position.

Standex also operates in one of the most basic and important of American markets -- home construction and remodeling -- through its Standex Air Distribution unit. With the market for single-family residences growing each year, and with central air conditioning becoming a standard feature in most new homes, Standex has experienced steadily increasing demand for its quality ductwork. The unit's network of three strategically located plants helps ensure timely delivery to wholesalers, while minimizing shipping costs. Standex Air Distribution has recently announced an agreement to purchase the net assets of the ACME Manufacturing Company, based in Philadelphia, PA, with seven manufacturing facilities in the eastern United States.

In recent years, direct marketing has captured a rapidly increasing share of the retailing segment. Standex Direct includes six catalogue units that market a broad selection of exceptional quality, branded products -- including Texas
Ruby Red grapefruit, Vidalia(R)* onions, Fresh Expressions flowers, and salsa. While each business presents a discrete face to its niche market, all six businesses share a common infrastructure that helps maximize both sales and efficiency.

For example, while each unit maintains its own extensive customer data base, all share a centralized mailing list management capability. This sophisticated computer system is designed to facilitate the addition of entire new businesses as well as products over time. In addition, the combined scale of the Standex Direct businesses has allowed them to develop a common transportation network, which not only reduces costs, but allows greater control over the shipping of perishable items.

In addition, all six businesses have begun to explore cross-selling opportunities that can increase the value of their individual mailing lists, each operationOs primary asset.

[Standard Publishing, a leading publisher of nondenominational religious curricula, recently released a book with CD-ROM by Grammy Award nominee Rebecca St. James, a Christian music artist. As pictured top right on page 14]

[Standex Air Distribution Products is a major supplier of home air distribution products. Products pictured bottom right and left on page 14]

[Standex Direct is comprised of six catalogue units marketing products such as grapefruit, salsa, flowers and Vidalia(R)* onions. Products and catalogs pictured top center on page 15]

* A registered trademark of the Georgia Department of Agriculture.

MANAGEMENTOS DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended June 30, 1997, net operating cash flows of $36.9 million, $5.2 million in proceeds from the disposition of businesses and $5.1 million in proceeds from the issuance of stock were used to purchase $15 million of the Company's Common Stock, fund property, plant and equipment expenditures of $12.2 million, pay $10 million in dividends, spend $4.6 million in the acquisition of five businesses and reduce debt by a net $4.7 million.

During the first quarter of fiscal 1997, the Company acquired certain assets of three companies: The Vidalia
Onion Store, Salsa Express and Worley Bookstore. In the second quarter, the Company acquired 100% of the Common
Stock of Fellowship Bookstores. In the third quarter, the Company acquired the assets of Apostles Publishing Company.
These purchases were primarily financed from operating cash flows and proceeds from the disposition of the Company's
Toastswell division in the third quarter of fiscal 1997.

On August 20, 1997, the Company signed a purchase and sale agreement with ACME Manufacturing Company whereby the Company will acquire the net assets of ACME. The acquisition of this operation, which has annual net sales of approximately $60 million, will be financed from existing bank credit agreements.

The Company intends to continue its policy of using its funds to make acquisitions when conditions are favorable, invest in property, plant and equipment, pay dividends and purchase its Common Stock.*

Net Cash Provided by Operating Activities rose to $36.9 million in 1997 versus $34.1 million in the prior year due mainly to continued improvement in working capital. In fiscal 1995, large sales growth translated into substantial increases in Inventories, Accounts Receivable and Accounts
Payable. However, with the reduction in sales in fiscal
1996, Inventories, Accounts Receivable and Accounts Payable declined considerably, having a net positive effect on operating cash flows for the year ended June 30, 1996. Due to continued efforts to improve working capital, in fiscal
1997 Accounts Receivable declined and Accounts Payable rose resulting in an increase in operating cash flows for the year ended June 30, 1997.

At June 30, 1997, the Company had the ability to borrow an additional $62.3 million under existing bank credit agreements. The Company believes that this resource, along with the CompanyOs internally generated funds, will be sufficient to meet its anticipated needs for the foreseeable future. The Company's existing bank credit agreements are described in the Notes to the Consolidated Financial Statements.*

OPERATIONS

As of the year ended June 30, 1997, the Company realigned operations into three new segments in order to more clearly define the markets the Company serves. The following table provides results for the last three fiscal years. Figures for fiscal 1996 and 1995 have been restated.
       \
Net Sales by Industry Segment
Year Ended June 30
(In thousands)                       1997     Change       1996     Change       1995

Food Service                     $149,371      1.9%   $146,547     (7.7)%   $158,723
Industrial                       252,742       (4.0)  263,145      1.5      259,274
Consumer                         162,510       6.2    152,987      1.1      151,293

Operating Income by Industry Segment
Year Ended June 30
 (In thousands)                      1997     Change       1996     Change       1995

Food Service                     $11,665       (0.6)% $11,731      (39.5)%  $19,384
Industrial                       25,998        (15.1) 30,611       (21.7)   39,104
Consumer                         18,511        0.1    18,321       (6.7)    19,640

FISCAL 1997 AS COMPARED TO FISCAL 1996

Although it is difficult to quantify the impact of each operation's sales price increases and decreases on Net Sales during fiscal 1997, management believes the majority of the fluctuations in Net Sales reported by each segment are due to changes in unit volume. In addition, although the effect of changes in annual average exchange rates from 1996 to 1997 had a negative effect on Net Sales in 1997, the total effect of such changes was not significant.

For the year ended June 30,1997, Net Sales increased $1.9 million as compared to fiscal 1996. The Consumer segment reported a $9.5 million, or 6.2%, growth in Net Sales due to improved demand, the introduction of new products and acquisitions made during fiscal 1997.

An increase in Net Sales of $2.8 million, or 1.9%, was reported by the Food Service segment. For the year ended June 30, 1997, the majority of operations within this segment reported growth in Net Sales which more than compensated for softness reported by a few divisions and the sale of a division in the third quarter of fiscal 1997.

The sales growth reported by the Consumer and Food Service segments was partially offset by a $10.4 million, or 4%, decline in Net Sales from the Industrial segment. This segment's results were mainly caused by sluggish demand reported by its European operations and the disposition of a product line at the end of fiscal 1996.

As of June 30, 1997, the Gross Profit Margin Percentage remained basically unchanged at 33% as compared to 32.9% reported in the prior year. The Consumer segment reported an increase in the Gross Profit Margin Percentage of one percentage point primarily due to increased volume and more favorable material costs. Despite the growth in Net Sales reported by the Food Service segment, the Gross Profit Margin Percentage declined slightly mainly due to restructuring costs at one division. The Gross Profit Margin Percentage recorded by the Industrial segment was basically unchanged in total. However, European operations reported unfavorable trends in profit margins due to increased competitive pressures on pricing which was offset by growth in margins recorded by a few domestic units due mainly to favorable changes in product mix.

Selling, General and Administrative Expense (SG&A) rose $7.1 million in 1997 to 23.6% of Net Sales versus 22.4% of Net Sales in 1996. The majority of the increase was attributable to the Consumer segment. This segment registered a 12.7% increase in SG&A as a result of acquisitions made during fiscal 1997. These costs were somewhat higher than anticipated due to difficulties assimilating some of the acquisitions. Management has taken steps to reduce these expenses to a more acceptable level. The Food Service and Industrial segments reported minor fluctuations in SG&A.

For the year ended June 30, 1997, Depreciation and
Amortization Expenses increased slightly to $12.8 million as compared to $12.5 million in 1996. All three segments reported minor increases in Depreciation and Amortization
Expenses, none of which was individually significant.

Interest Expense decreased $551,000, or 6.1%, in 1997. This was due to a decline in both borrowings and interest rates compared to the prior year.

The above factors resulted in a decline in Income Before Income Taxes of $4.6 million, or 9.6%, in 1997 as compared to 1996. The Industrial segment reported a $4.6 million, or 15.1%, decrease in Operating Income due mainly to the reduction in Net Sales discussed above. The Food Service and Consumer segments reported minor fluctuations in Operating Income.

The effective tax rate increased to 38.1% for the year ended
June 30, 1997, as compared to 36.2% for the previous fiscal year due mainly to reduced availability of foreign tax credits.

Due to the above factors, Net Income decreased $3.8 million, or 12.4%.

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

For the year ended June 30,1996, Net Sales decreased $6.6 million, or 1.2%, as compared to the fiscal year ended 1995. Net Sales reported by the Industrial segment increased $3.9 million, or 1.5%, for the year ended June 30, 1996. Improved results reported by James Burn International and Roehlen Industries/Europe accounted for the majority of this sales growth due to increased worldwide demand. However, this sales growth was partially offset by the absence of a German subsidiary which was sold in the first quarter of fiscal 1995.

The Consumer segment reported a $1.7 million, or 1.1%, increase in Net Sales for the year ended June 30, 1996, mainly due to improved customer demand reported by Berean
Christian Stores.

The Food Service segment registered a $12.2 million, or 7.7%, reduction in Net Sales for the year ended June 30, 1996. Fiscal 1996 Net Sales reported by the majority of operations within this segment declined due to sluggish economic conditions within the food service industry, compounded by U.S. weather related problems in the third fiscal quarter of 1996.

The Gross Profit Margin Percentage decreased from 33.8% in 1995 to 32.9% in 1996 with all three segments reporting a reduction in their Gross Profit Margin Percentages. Despite the growth in sales reported during fiscal 1996, the Industrial segment's Gross Profit Margin Percentage fell one percentage point due to competitive pressures on profit margins. The Food Service segment's Gross Profit Margin Percentage declined almost three percentage points primarily due to the reduction in sales discussed above. A slight decline in profit margins was reported by the Consumer segment.

Selling, General and Administrative Expense (SG&A) decreased $4.0 million in 1996 to 22.4% of Net Sales versus 22.9% of Net Sales in 1995. The majority of this decline is related to a reduction in profit improvement incentive plan expenses due to the decrease in Net Income reported in fiscal 1996. All three segments reported slight dollar fluctuations in SG&A expense.

For the year ended June 30, 1996, Depreciation and Amortization Expenses rose slightly to $12.5 million versus $12.4 million in 1995. The Industrial and Consumer segments report a slight variation in Depreciation and Amortization Expenses. However, the Food Service segment reported a 14.1% increase in Depreciation and Amortization Expenses due to an expansion of facilities at two units within this segment during fiscal year 1995.

Interest Expense rose $681,000, or 8.1%, in 1996. This is due to an increase in borrowings at slightly higher interest rates than those reported during fiscal 1995. In addition, the Company negotiated a $50 million loan with an institutional investor which bears a fixed interest rate of 7.13%.

The above factors resulted in a decline in Income Before
Income Taxes of $9.7 million, or 16.7%, in 1996 as compared to 1995. The Industrial segment reported a $8.5 million, or 21.7%, reduction in Operating Income due mainly to the absence of the net gain on the disposition of businesses and product lines reported during fiscal 1995. The Food Service segment registered a $7.7 million, or 39.5%, decline in Operating Income due to the reduction in Net Sales and the decrease in the Gross Profit Margin Percentage discussed above.

The effective tax rate rose in 1996 to 36.2% versus 33.7% in 1995. Fiscal 1995 was positively impacted by higher than normal foreign tax credits which were not repeated in fiscal 1996.

Due to the above factors, Net Income declined $7.6 million, or 19.8%.

OTHER MATTERS

Inflation -- The impact of inflation felt in 1995 lessened in fiscal 1996 and 1997 due mainly to a stabilization of material costs, as well as the presence of only minor increases in labor costs.

Environmental matters -- The Company is a party to various claims and legal proceedings, generally incidental to its business and has recorded an appropriate provision for the resolution of such matters. As explained more fully in the Notes to the Consolidated Financial Statements, the Company does not expect the ultimate disposition of these matters to have a material adverse effect on it financial statements.

New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standard
(SFAS) No. 128, "Earnings per Share." This standard changes the method of calculating earnings per share and is effective December 15, 1997. The Company has evaluated this standard and does not expect its adoption to have a significant effect on the Company's earnings per share.

In June 1997, the FASB issued SFAS No. 130, "Reporting
Comprehensive Income," and SFAS No. 131, "Disclosures about
Segments of an Enterprise and Related Information." The
Company has reviewed both of these standards and does not expect their adoption to have a significant effect on the Company's operating results or disclosure requirements.

*These forward looking statements are affected to varying degrees by worldwide economic conditions and inherent uncertainties in environmental matters respectively.

Five-year financial review
Standex International Corporation and Subsidiaries
(In thousands, except
per share data)                       1997        1996       1995       1994       1993
Summary of Operations

Net sales                         $564,623    $562,679   $569,293   $529,399   $506,312
Gross profit margin                186,130     185,267    192,540    172,979    168,309
Interest expense                     8,497       9,048      8,367      5,938      5,597
Income before income taxes          43,516      48,124     57,803     42,222     37,450
Provision for income taxes          16,597      17,410     19,483     15,075     13,438
Net income                          26,919      30,714     38,320     27,147     24,012


Per Share Data

Net sales                            41.85       40.40      39.15      34.62      30.92
Earnings                              2.00        2.21       2.64       1.78       1.47
Dividends paid                         .75         .71        .63        .52        .43
Book value                           10.75       10.01       9.45       8.16       7.99
Average shares outstanding          13,491      13,927     14,540     15,293     16,376

June 30
Financial Condition

Working capital                   136,946      138,860    143,135    126,803    109,128
Current ratio                        2.95         3.03       2.85       2.81       2.49
Property, plant and
  equipment -- net                 85,598       86,616     84,528     89,697     90,919
Total assets                      341,038      335,333    342,702    323,721    308,569
Long-term debt                    112,347      113,822    111,845    112,854     94,416
Stockholders' equity              141,185      134,691    132,352    118,932    121,524

Sales and Earnings By Quarter
Year Ended June 30 (Unaudited)
(In thousands, except per share data)     1997                            1996
                      First   Second    Third    Fourth     First    Second     Third    Fourth

Net sales          $140,199 $152,315 $130,454  $141,655  $142,235  $154,101  $130,334  $136,009
Gross profit
  margin             44,620   52,207   41,618    47,685    47,286    51,426    42,907    43,648
Net income            7,542    8,127    4,169     7,081     9,310     9,177     5,562     6,665
Earnings per share      .56      .60      .31       .53       .66       .65       .41     .49

Common Stock Prices and Dividends Paid
Common Stock Price Range
Year Ended June 30,              1997                  1996       Dividends Per
Share
                           High      Low         High     Low      1997     1996

First quarter           $30      $27-7/8       $36-1/2  $31-1/2       $.18     $.17
Second quarter           31-5/8   29-7/8        36-3/4       32        .19      .18
Third quarter            30-1/2   26-1/8        32-7/8   26-1/2        .19      .18
Fourth quarter           30-3/8   24-1/2        30-7/8   25-3/8        .19      .18

Distribution of the 1997 Sales Dollar

Materials and services             $323,817,000         57%
Wages, salaries and
  employee benefits                 176,016,000          31
Depreciation and amortization        12,777,000           2
Interest on borrowed money            8,497,000           2
Income taxes                         16,597,000           3
Reinvested in the Company            16,917,000           3
Dividends to stockholders            10,002,000           2

Total                              $564,623,000         100%

Statements of Consolidated Income
Standex International Corporation and Subsidiaries
Year Ended June 30                         1997                1996                 1995

Revenue
Net sales                          $564,623,458        $562,678,620         $569,292,824
Net gain on disposition of
  businesses and product lines        1,034,927                   -            5,426,231
Interest and other                      906,371             879,359            1,107,075

  Total revenue                     566,564,756         563,557,979          575,826,130

Costs and Expenses
Cost of products sold               368,561,942         367,740,986          367,118,405
Selling, general and
  administrative                    133,212,462         126,148,350          130,181,612
Depreciation and amortization        12,777,339          12,497,148           12,355,863
Interest                              8,497,425           9,047,701            8,367,075

  Total costs and expenses          523,049,168         515,434,185          518,022,955

Income Before Income Taxes           43,515,588          48,123,794           57,803,175
Provision for Income Taxes           16,597,000          17,410,000           19,483,000

Net Income                          $26,918,588         $30,713,794          $38,320,175


Earnings Per Share                        $2.00               $2.21                $2.64

See notes to consolidated financial statements.

Statements of Consolidated
Stockholders' Equity
                                 Additional                  Cumulative
                        Common     Paid-In     Retained      Translation         Treasury
Year Ended June 30      Stock     Capital      Earnings      Adjustment     Shares        Amount

Balance,
  June 30, 1994     $41,976,417  $871,128    $246,704,894   $(3,413,821)   13,401,670   $(167,206,663)
Stock issued for
  employee stock
  options and stock
  purchase plan,
  net of related
  income tax benefit             1,258,016                                  (231,921)   2,996,799
Treasury stock acquired                                                     802,761     (23,912,350)
Net income                                    38,320,175
Dividends paid (63 cents
  per share)                                  (8,993,908)
Foreign currency translation
  adjustment                                                 3,751,361

Balance,
  June 30, 1995     41,976,417    2,129,144   276,031,161    337,540        13,972,510  (188,122,214)
Stock issued for
  employee stock
  options and stock
  purchase plan,
  net of related
  income tax benefit              1,248,554                                  (140,634)    1,915,462
Treasury stock acquired                                                       702,961   (20,876,183)
Net income                                    30,713,794
Dividends paid (71 cents
  per share)                                  (9,753,583)
Foreign currency translation
  adjustment                                                 (909,373)

Balance,
  June 30, 199     41,976,417     3,377,698   296,991,372    (571,833)      14,534,837  (207,082,935)
Stock issued for
  employee stock
  options and stock
  purchase plan,
  net of related
  income tax benefit              959,999                                   (113,900)    1,641,943
Stock issued in conjunction
  with acquisition                1,325,527                                 (79,616)     1,142,569
Treasury stock acquired                                                     513,251      (14,981,914)
Net income                                      26,918,588
Dividends paid (75 cents
  per share)                                    (10,001,657)
Foreign currency translation
  adjustment                                                  (510,568)
Balance,
  June 30, 1997    $41,976,417    $5,663,224    $313,908,303  $(1,082,401)  14,854,572   $(219,280,337)

See notes to consolidated financial statements.

Consolidated Balance Sheets

Standex International Corporation and Subsidiaries
June 30                                              1997              1996
Assets
Current Assets
Cash and cash equivalents                            $ 6,148,788       $ 5,146,943
Receivables -- less allowance of $2,536,000 in
1997 and $2,666,000 in 1996                           86,852,399        88,567,119
Inventories                                          109,453,881       109,720,414
Prepaid expenses                                       4,631,050         3,957,613

EETotal current assets                               207,086,118       207,392,089

Property, Plant and Equipment
Land and buildings                                    59,896,439        58,512,210
Machinery and equipment                              163,622,416       158,966,157


  Total                                              223,518,855       217,478,367
Less accumulated depreciation                        137,920,945       130,862,140

  Property, plant and equipment - net                 85,597,910        86,616,227

Other Assets
Prepaid pension cost                                  24,319,691        20,744,152
Goodwill - net                                        15,194,882        14,655,418
Other                                                  8,839,295         5,925,286

  Total other assets                                  48,353,868        41,324,856


    Total                                           $341,037,896      $335,333,172

Liabilities and Stockholders' Equity
Current Liabilities
Current portion of debt                             $  2,029,708      $  5,286,699
Accounts payable                                      31,380,437        29,202,348
Accrued payroll and employee benefits                 16,568,023        17,792,859
Income taxes                                           4,481,130         1,566,547
Other                                                 15,680,749        14,683,618

  Total current liabilities                           70,140,047        68,532,071

Long-Term Debt - less current portion                112,347,000       113,822,445

Deferred Income Taxes                                 13,819,000        12,583,000

Other Noncurrent Liabilities                           3,546,643         5,704,937

Commitments and Contingencies
Stockholders' Equity
Common stock - authorized, 30,000,000
shares in 1997 and 1996;
par value, $1.50 per share;
issued 27,984,278 shares in 1997 and 1996             41,976,417        41,976,417
Additional paid-in capital                             5,663,224         3,377,698
Retained earnings                                    313,908,303       296,991,372
Cumulative translation adjustment                    (1,082,401)         (571,833)
Less cost of treasury shares: 14,854,572
shares in 1997 and 14,534,837 in 1996              (219,280,337)     (207,082,935)

  Total stockholdersO equity                         141,185,206       134,690,719

    Total                                           $341,037,896      $335,333,172

Statements of Consolidated Cash Flows
Standex International Corporation and Subsidiaries
Year Ended June 30                                          1997        1996         1995
Cash Flows from Operating Activities
Net income                                          $ 26,918,588  $ 30,713,794  $ 38,320,175
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization                         12,777,339    12,497,148    12,355,863
Profit improvement incentive plan                      (258,640)       (88,442)    5,836,089
Deferred income taxes                                  1,236,000       475,000   (1,661,000)
Net pension credit                                   (1,573,000)      (981,000)  (1,206,000)
Loss on sale of investments, real estate
  and equipment                                            1,758         6,677       92,250
Gain on disposition of businesses                    (1,034,927)           -     (5,426,231)
Increase (decrease) in cash from changes in assets
  and liabilities,
net of effect of acquisitions and dispositions:
Receivables - net                                      1,296,364     1,922,429   (9,300,099)
Inventories                                            (384,315)     6,690,380  (15,145,192)
Prepaid expenses and other assets                    (4,035,386)    (3,025,909)     536,722
Accounts payable                                       2,065,519    (7,221,125)   9,644,224
Accrued payroll, employee benefits and
 other liabilities                                   (2,969,247)    (3,993,614)    (734,555)
Income taxes                                           2,889,399    (2,922,144)   4,236,307

Net cash provided by operating activities             36,929,452    34,073,194   37,548,553

Cash Flows from Investing Activities
Expenditures for property and equipment             (12,225,849)   (15,328,374) (12,006,428)
Expenditures for acquisitions, net
of cash acquired                                     (4,592,937)           -            -
Proceeds from sale of investments,
real estate and equipment                                597,769       525,765      546,214
Proceeds from disposition of businesses                5,190,655           -     13,589,000

Net cash (used for) provided by
investing activities                                (11,030,362)   (14,802,609)   2,128,786

Cash Flows from Financing Activities
Proceeds from additional borrowings                      160,000     5,105,885    7,877,395
Payments of debt                                     (4,892,436)    (1,162,197) (15,141,363)
Stock issued under employee stock option and
  stock purchase plans                                 5,070,038     3,164,016    4,254,815
Cash dividends paid                                 (10,001,657)    (9,753,583)  (8,993,908)
Purchase of treasury stock                          (14,981,914)   (20,876,183) (23,912,350)

Net cash used for financing activities              (24,645,969)   (23,522,062) (35,915,411)

Effect of Exchange Rate Changes on Cash and
  Cash Equivalents                                     (251,276)      (144,506)      757,597

Net Changes in Cash and Cash Equivalents               1,001,845    (4,395,983)   4,519,525
Cash and Cash Equivalents at Beginning of Year         5,146,943     9,542,926    5,023,401

Cash and Cash Equivalents at End of Year             $ 6,148,788  $  5,146,943   $9,542,926

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest                                             $ 8,465,024   $ 8,180,245  $ 8,033,311
Income taxes                                          14,046,417    19,840,441   16,946,988


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

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109,
"Accounting for Income Taxes." Deferred assets and liabilities are recorded for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Goodwill

The excess of purchase price of acquired companies over the fair value of net identifiable assets at date of acquisition has been recorded as goodwill and is being amortized on a straight-line basis over a forty-year period. Accumulated amortization aggregated $8,577,000 and $7,969,000 at June 30, 1997 and 1996, respectively. The Company annually evaluates the net balance of goodwill based on the projected operating income of the respective businesses on an undiscounted cash flow basis.

Foreign Currency Translation

Assets and liabilities of non-U.S. operations are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated using average exchange rates. The resulting translation adjustment is reported as a separate component of stockholders' equity. Gains and losses from currency transactions are included in results of operations.

Forward Foreign Currency Exchange Contracts

Forward foreign currency contracts are used by the Company to protect certain anticipated foreign cash flows, such as dividends and loan payments from subsidiaries, against movements in the related exchange rates. The Company sells the related foreign currency at a fixed price for settlement on or before the date of the related receipt, and thus protects the dollar value of the receipt. The Company enters into such contracts for hedging purposes only. Accordingly, for financial statement purposes annualized gains or losses of forward contracts entered into to hedge commitments are deferred until the position is closed out. At June 30, 1997, the Company had no significant forward foreign currency contracts.

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

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.
The carrying amount of the Company's debt instruments approximates fair value.

Earnings Per Share

Earnings per share are computed based on the average number of shares and share equivalents outstanding during the year.
The weighted average number of shares used in the determination of earnings per share was 13,490,810;
13,927,223; and 14,540,476 in 1997, 1996 and 1995,
respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 1997 financial statement presentation.

Inventories
Inventories are comprised of (in thousands):
June 30                          1997        1996
Raw materials               $ 34,466    $ 36,631
Work in process               26,975      24,600
Finished goods                48,013      48,489
  Total                     $109,454    $109,720

Debt
Debt is comprised of (in thousands):
June 30                          1997        1996
Bank credit agreements      $  62,737   $  67,164
Institutional investors
7.13% (due 2000-2006)          50,000      50,000
Other 4.5% to 6.875%
(due 1998-2004)                 1,640       1,945

       Total                  114,377     119,109
Less current portion            2,030       5,287

  Total long-term debt       $112,347    $113,822

Bank Credit Agreements

The Company has a revolving credit agreement with five banks. The agreement provides for a maximum credit line of $125,000,000 until October 31, 1999, at which time outstanding loans will be due and payable. Borrowings under the agreement generally bear interest at rates which approximate the prime rate. The Company is required to pay a commitment fee of 0.2% on the average daily unused amount. There were no borrowings outstanding under the revolving credit agreement during 1997, 1996 or 1995.

In addition, the Company has the option to borrow up to $125,000,000 on an unsecured short-term basis at rates which are generally below the prime rate (such rates varied from 5.4% to 5.8% during 1997). Available borrowings under the revolving credit agreement as described in the first paragraph are reduced by short-term borrowings.

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

At June 30, 1997, the Company had the ability to borrow an additional $62,263,000 under the aforementioned bank credit agreements.

Institutional Investor Agreement

The Company also has a note purchase agreement with an institutional investor for $50,000,000. The 7.13% note is due September 2005 and requires principal payments of $7,143,000 annually beginning in September 1999.

Loan Covenants and Repayment Schedule

The Company's loan agreements contain limited provisions relating to the maintenance of certain financial ratios and restrictions on additional borrowings and investments.

Debt is due as follows: 1998, $2,030,000; 1999, $190,000;
2000, $68,375,000; 2001, $7,358,000; 2002, $7,368,000; and
thereafter, $29,056,000.

Accrued Payroll and Employee Benefits
This current liability caption consists of (in thousands):

June 30                   1997       1996
Payroll                $12,644    $12,270
Benefits                 2,746      4,519
Taxes                    1,178      1,004
    Total              $16,568    $17,793

Commitments

The Company leases certain property and equipment under agreements with initial terms ranging from one to twenty years. Rental expense for the years ended June 30, 1997, 1996 and 1995 was approximately $6,800,000; $6,500,000 and
$6,100,000, respectively. At June 30, 1997, the minimum annual rental commitments under noncancelable operating leases, principally real estate, were approximately: 1998, $4,300,000; 1999, $3,500,000; 2000, $2,600,000; 2001,
$1,800,000; 2002, $1,100,000; and thereafter, $3,300,000.

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

Income Taxes
The provision for income taxes consists of (in thousands):

Year Ended June 30    1997          1996      1995
Current:
Federal           $  8,997      $  9,000   $12,433
State                2,122         2,240     2,670
Non-U.S.             4,242         5,695     6,041
Total               15,361        16,935    21,144
Deferred             1,236           475   (1,661)
  Total            $16,597       $17,410    19,483

Income before income taxes relating to U.S. operations was $32,232,000; $33,505,000 and $35,669,000 in 1997, 1996 and
1995, respectively. Income before income taxes for non-U.S.
operations was $11,284,000; $14,619,000 and $22,134,000 in
1997, 1996 and 1995, respectively.

A reconciliation of the U.S. income tax rate to the
effective income tax rate is as follows:
Year Ended June 30           1997    1996    1995
Statutory tax rate          35.0%   35.0%    35.0%
Non-U.S.                    (0.8)   (1.5)    (1.8)
State taxes                   3.4     3.1    2.8
Insurance D net             (0.4)   (0.5)    (0.3)
Other items D net             0.9     0.1    (2.0)
Effective income tax rate   38.1%   36.2%    33.7%

Significant components of the Company's net deferred tax
liability are as follows (in thousands):
June 30                           1997      1996
Deferred tax liabilities:
Accelerated depreciation       $10,973   $11,588
Net pension credit               8,802     7,642
Other items                        490       427
Deferred tax assets:
Expense accruals               (6,063)   (5,804)
Compensation costs               (383)   (1,270)
Net deferred tax liability     $13,819   $12,583

Significant components of deferred income taxes impact
deferred income tax expense as follows (in thousands):
Year Ended June 30            1997       1996        1995

Accelerated depreciation   $(615)     $(419)      $180
Net pension credit         1,160      1,386       578
Compensation costs         887        1,338       (855)
Expense accruals           (419)      (1,749)     (1,334)
Other items                223        (81)        (230)

  Total                    $1,236     $475        $(1,661)

At June 30, 1997, accumulated retained earnings of non-U.S. subsidiaries totaled $31,694,000. No provision for U.S. income and foreign withholding taxes has been made because it is expected that such earnings will be reinvested indefinitely or the distribution of any remaining amount would be principally offset by foreign tax credits. The determination of the withholding taxes that would be payable upon remittance of these earnings and the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

Industry Segment Information

The Company is composed of three product groups. These groups are described on pages 4-15.

Net sales include only transactions with unaffiliated customers and include no significant intersegment or export sales. Operating income by product group and geographic area excludes general corporate and interest expenses. Assets of the Corporate segment consist primarily of cash, administrative buildings and equipment and other noncurrent assets.

                                net sales                              operating income
Year Ended June 30
    (In thousands)     1997       1996      1995       1997       1996        1995

Food Service        $149,371    $146,547  $158,723   $11,665     $11,731    $19,384
Industrial           252,742     263,145   259,274    25,998      30,611     39,104
Consumer             162,510     152,987   151,293    18,511      18,321     19,640
Corporate and other       -            -         3   (12,658)    (12,539)   (20,325)

  Total             $564,623    $562,679  $569,293   $43,516     $48,124    $57,803

                                 Assets Employed                   Capital
Expenditures
As of and Year Ended
  June 30 (In thousands)       1997      1996      1995       1997      1996      1995
Food Service              $77,906   $79,604   $84,497     $2,182    $5,028    $3,265
Industrial                154,483   155,386   159,847     7,306     7,722     6,336
Consumer                  82,056    76,180    78,089      2,525     2,436     2,179
Corporate and other       26,593    24,163    20,269        213       142     226

  Total                   $341,038  $335,333  $342,702    $12,226   $15,328   $12,006

                               Depreciation and Amortization
Year Ended June 30
 (In thousands)                 1997          1996           1995
Food Service                $2,736        $2,689         $2,356
Industrial                  6,959         6,774          7,009
Consumer                    2,842         2,785          2,729
Corporate and other         240           249            262

  Total                     $12,777       $12,497        $12,356

Financial data related to U.S. and non-U.S. operations:
                                        U.S.                     Non-U.S.
As of and Year Ended June 30
(In thousands)                 1997     1996     1995      1997     1996    1995
Net sales                  $463,654 $457,877 $473,187  $100,969 $104,802 $96,103
Operating income             45,236   46,292   55,436    10,938   14,371  22,692
Assets employed             242,189  239,829  249,158    72,256   71,341  73,275

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

The periodic pension credit is comprised of the components
listed below as determined using the projected unit credit
actuarial cost method (in thousands):
Year Ended June 30                   1997               1996            1995

Service costs for benefits
earned during the period         $3,696             $3,669         $3,722
Interest cost on projected
benefit obligation               8,459              8,337          7,734
Actual return on plan assets     (14,651)           (20,447)       (7,384)
Net amortization and deferral    923                7,460          (5,278)

  Net pension credit             $(1,573)           $(981)         $(1,206)

The following table sets forth the funded status and
obligations of the Company's principal plans at year end,
using a measurement date of April 1 (in thousands):
June 30                                    1997       1996
Accumulated vested benefit obligation  $ 86,961   $ 81,081

Projected benefit obligation            109,596    102,022
Fair value of assets                    145,918    135,366

  Funded status                          36,322     33,344
Unrecognized transition amount          (8,497)   (10,207)
Unrecognized prior service cost           1,612      1,501
Unrecognized gain                       (8,792)    (7,422)

  Prepaid pension cost                 $ 20,645   $ 17,216

The accumulated benefit obligation approximated the accumulated vested benefit obligation in 1997 and 1996. For its U.S. plans, the Company used an assumed weighted average discount rate of 8.5% for 1997, 1996 and 1995, and a rate of increase in future compensation levels of 5% in 1997, 1996 and 1995 in determining the actuarial present value of its projected benefit obligation. The expected long-term rate of return on U.S. plan assets was 9% in 1997, 1996 and 1995. At June 30, 1997, U.S. plan assets consist of equity securities, government and agency obligations, corporate bonds and cash equivalents. For its non-U.S. plans, the Company used assumed weighted average discount rates ranging from 6.5% to 8.25% in 1997 and 7.0% to 8.75% in 1996 and rates of increase in future compensation levels ranging from 4.0% to 5.0% in 1997 and 4.0% to 5.5% in 1996 in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on plan assets was 9.5% in 1997, 1996 and 1995. As of June 30, 1997,
non-U.S. plan assets consist of units in pooled investment funds. Non-U.S. obligations and assets are not considered material and hence these plans have been included with the U.S. plans in the funded status reconciliation.

Certain U.S. employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Contributions and costs are determined in accordance with the provisions of negotiated labor contracts or terms of the plans. Pension expense for these plans was $1,305,000; $1,203,000 and $1,142,000 in 1997, 1996 and 1995,
respectively.

Employees' Stock Ownership Plan

The Company has an Employee Stock Ownership Plan covering certain salaried employees. Amounts provided for this plan are approved by the Board of Directors and for each of the years ended June 30, 1997, 1996 and 1995 aggregated
$1,000,000.

Profit Improvement Participation Share Plan

The Company has maintained a profit improvement incentive plan in which certain officers and employees participate. The plan is being phased-out and, consequently, no new units have been awarded since 1995. Units under this plan were issued at the discretion of the Salary and Employee Benefits Committee of the Board of Directors and were assigned a value equal to a multiple of earnings per share payable in five years based upon the net increase in earnings per share over the five-year period. Each fiscal year, amounts are charged or credited to operations to reflect this liability. Amounts (credited)/charged to operations for the years ended June 30, 1997, 1996 and 1995 were $(259,000), $(88,000) and
$5,836,000, respectively. The last outstanding units will be paid with respect to the year ending June 30, 2000.

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

Postretirement cost is comprised of the components listed
below (in thousands):
Year Ended June 30              1997        1996     1995
Service costs for benefits
  earned during the period    $77        $92        $102
Interest cost on projected
  benefit obligation          559        651        654
Amortization of transition
  amount                      309        402        446

Total postretirement costs    $945       $1,145     $1,202

The following table sets forth the funded status of the
CompanyOs postretirement benefit plans other than pensions
(in thousands):
June 30                                  1997      1996
Accumulated benefit obligation:
Retirees                               $3,807    $4,193
Eligible active employees               1,501     1,939
Other active employees                  1,563     1,874

Total                                   6,871     8,006
Unrecognized net loss                   2,455     1,352
Unrecognized transition obligation     (7,147)   (7,593)

  Accrued postretirement cost          $2,179    $1,765

The Company used an assumed discount rate of 8.5% for 1997 and 1996 and an assumed health care cost trend rate of 4% for 1997 and an initial assumed health care cost trend rate of 8.5% for 1996 declining gradually to an ultimate cost rate of 5% for years after 2009. A 1% increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $811,000 and the postretirement cost by $69,000 in 1997.

Stock Option and Stock Purchase Plans

Stock Option Plans

At June 30, 1997, 717,460 shares of common stock were reserved for issuance under the Stock Option Plans. Of this amount, and as noted in the table below, 489,160 shares are for options granted but unexercised. Options may be granted at or below fair market value as of the date of grant and must be exercised within the period prescribed by the Salary and Employee Benefits Committee of the Board of Directors at the time of grant but not later than ten years from the date of grant. Certain options granted at fair market value can be exercised anytime after six months from the date of grant, and other options can only be exercised in accordance with vesting schedules prescribed by the Committee.
A summary of options issued under the plans is as follows:

                                        Number              Weighted Average
Year Ended June 30                      of options          Exercise Price
Outstanding, June 30, 1994
($6.75 to $26.00 per share)             457,412                $10.72
Granted ($22.00 to $31.00 per share)    144,000                 24.76
Exercised ($6.75 to $16.00 per share) (154,915)                  9.03
Canceled ($7.50 to $12.50 per share)    (4,600)                 10.65

Outstanding, June 30, 1995
($6.75 to $31.00 per share)             441,897                 15.94
Granted ($22.50 to $29.75 per share)    144,200                 28.48
Exercised ($6.75 to $31.00 per share)  (64,552)                 11.11
Canceled ($24.75 to $31.00 per share)   (3,800)                 22.76

Outstanding, June 30, 1996
($7.50 to $31.00 per share)             517,745                 19.98
Granted ($28.00 per share)                5,000                 28.00
Exercised ($8.00 to $20.75 per share)  (28,685)                 11.12
Canceled ($29.75 to $31.00 per share)   (4,900)                 27.43

Outstanding, June 30, 1997
($7.50 to $31.00 per share)             489,160                 20.51

Exercisable, June 30, 1997
($7.50 to $31.00 per share)             302,836                $17.45

The following table sets forth information regarding options outstanding at June 30, 1997:
                                                                                    Weighted
                                                  Weighted                          Average
                                     Weighted      Average         Number        Exercise Prices
Number              Range of         Average     Remaining Life  Currently         for  Currently
of Options      Exercise Prices   Exercise Price  (Years)        Exercisable       Exercisable
  65,000        $7.50 - $10.19        $8.57         4              65,000              $8.57
  84,460       $10.31 - $12.50       $10.45         4              84,460             $10.45
  62,300       $15.81 - $22.50       $18.70         6              34,790             $18.27
  164,200      $23.00 - $28.50       $24.53         8              65,735             $24.44
  113,200      $29.75 - $31.00       $30.02         9              52,851             $30.33
  489,160       $7.50 - $31.00       $20.51         7              302,836            $17.45

The Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had the Company used the fair value method to measure compensation for grants after fiscal 1995, reported net income and earnings per share would have been as follows:

Year Ended June 30 (In thousands)        1997     1996
Income Before Income Taxes            $42,815     $47,641
Provision for Income Taxes             16,410     17,248

Net Income                            $26,405     $30,393

Earnings Per Share                      $1.96     $2.18

Options granted during 1997 and 1996 had a weighted average grant date fair value of $7.44 and $8.17, respectively. The fair value of options on the grant date, including the valuation of the option feature implicit in the Company's stock purchase plan, was measured using the Binomial option pricing model. Key assumptions used to apply this pricing model are as follows:

Year Ended June 30                      1997        1996
Range of risk-free interest rates      6.49%      5.46%
                                                  to 6.63%
Range of expected life of
  option grants (in years)             8          7

Expected volatility of underlying
stock                                  18.5%       22.5%
                                                   to 25.2%
Range of expected quarterly
dividends (per share)                  $0.18       $0.16
                                       to $0.19    to $0.18

It should be noted that the option pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used and the model to value the awards yields a reasonable estimate of the fair value of the grants made under the circumstances.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan which allows employees to purchase shares of common stock of the Company at a 15% discount from market value. Shares of stock reserved for the plan were 44,229 at June 30, 1997. Shares purchased under this plan aggregated 85,222; 76,082 and 77,006 in 1997, 1996 and 1995, respectively.

Shareholders Rights Plan

The Company has a Shareholders Rights Plan for which purchase rights have been distributed as a dividend at the rate of one right for each share of common stock held. The rights may be exercised only if an entity has acquired beneficial ownership of 20% or more of the CompanyOs common stock, or announces an offer to acquire 30% or more of the Company.

ACQUISITIONS AND DISPOSITIONS

During 1997 the Company purchased five companies for $4,800,000 in cash and stock. Acquired were three mail order companies, a Christian bookstore company, and a publishing company. These transactions were accounted for as purchases and, accordingly, the consolidated financial statements include the results of operations of the acquired businesses from their respective acquisition dates. The various acquisition purchase prices were allocated to the assets acquired based on their fair value and resulted in the recognition of goodwill of $1,500,000. If the acquisitions had occurred as of July 1, 1994 consolidated results would not have been materially affected.

During 1997 the Company sold a division and two product lines for net proceeds of $5,200,000 and a net gain of $1,000,000. In August 1994, the Company sold its Standex International Engraving GmbH subsidiary for net proceeds of $13.6 million as part of a formulated plan to dispose, or otherwise align, certain businesses and product lines. In the aggregate, these transactions resulted in a net gain of $5.4 million. The net sales of the subsidiary and the other businesses and product lines were approximately $12,100,000 in 1995. Net income for these businesses and product lines were not material to the Company's consolidated net income.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended June 30, 1997 and 1996 are set forth on page 18.

SUBSEQUENT EVENT

On August 20, 1997, the Company signed a purchase and sale agreement with ACME Manufacturing Company whereby the Company would acquire the net assets of ACME. The acquisition will be accounted for as a purchase and was not significant with respect to the Company's consolidated financial statements. On an unaudited proforma basis, if the acquisition had occurred July 1, 1996, net sales and net earnings for fiscal 1997 would have been approximately $623,400,000 and $28,800,000, respectively.

Independent Auditors' Report

To the Board of Directors and Stockholders of Standex International Corporation:

We have audited the accompanying consolidated balance sheets of Standex International Corporation and subsidiaries as of June 30, 1997 and 1996, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Standex International Corporation and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1997 in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
August 20, 1997


Corporate Headquarters

Standex International Corporation
6 Manor Parkway
Salem, NH 03079
(603) 893-9701
Facsimile: (603) 893-7324
http://www.standex.com

Common Stock
Listed on the New York Stock
Exchange (Ticker symbol:SXI)

Transfer Agent and Registrar:
Boston EquiServe
Box 644, Mail Stop 45-02-64,
Boston, MA 02102-0644
(617) 575-3400
http://www.equiserve.com

Counsel
Hale and Dorr
60 State Street
Boston, MA 02109

Independent Auditors
Deloitte & Touche LLP
125 Summer Street
Boston, MA 02110

Shareholder Services
Stockholders should contact StandexOs Transfer Agent (Boston EquiServe, Box 644, Mail Stop 45-02-64, Boston, MA 02102-0644) regarding changes in name, address or ownership of stock; lost certificates or dividends; and consolidation of accounts.

Form 10-K
Shareholders may obtain a copy of StandexOs Form 10-K Annual Report, as filed with the Securities and Exchange Commission by writing to: Standex Investor Relations Department, 6 Manor Parkway, Salem, NH 03079

Stockholder Meeting
The Annual Meeting of Stockholders will be held at 11:00 AM on Tuesday, October 28, 1997 at BankBoston, Auditorium, Main Lobby, 100 Federal Street, Boston, MA

Board of Directors
Thomas L. King*
Chairman of the Board

Edward J. Trainor*
President and
Chief Executive Officer

John Bolten, Jr.**
Consultant

William L. Brown*
Former Chairman of the Board of Bank of Boston Corporation and The First National Bank of Boston

David R. Crichton
Executive Vice President/ Operations

Samuel S. Dennis 3d*,  **
Retired Partner,
Hale and Dorr, Attorneys

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


* Member of Executive Committee
**  Founder of the Company

Corporate Officers
Thomas L. King
Chairman of the Board

Edward J. Trainor
President and
Chief Executive Officer

David R. Crichton
Executive Vice President/ Operations

Thomas H. DeWitt
Executive Vice President/ Administration, General Counsel

Lindsay M. Sedwick
Senior Vice President/CFO

Robert R. Kettinger
Corporate Controller

Deborah A. Rosen
Assistant General Counsel,
Assistant Secretary

Richard H. Booth
Corporate Counsel, Secretary

Mark R. Hampton
Assistant Treasurer/Europe

Division Management
Harry D. Goodwin
President
Standex Direct

Jerry G. Griffin
President
Standex Commercial Products

John Hill
Chairman & Consultant
Standex Electronics

Anthony N. Johannsen
President
James Burn International

Fred T. Krein
President
Standex Institutional Products

Giorgio Mazza
President
Roehlen Industries/Europe

Martin D. Pallante
President
Roehlen Industries/
North America

Paul J. Schornack
President
Standex Air Distribution Products

Eugene H. Wigginton
President
Standard Publishing

L. Kenneth Womelsdorf
President
Standex Precision Engineering

Printed in U.S.A. by Standard Publishing, Cincinnati, Ohio, a division of Standex International.

FOOD SERVICE
Master-Bilt Products
Federal Industries
General Slicing
Mason Candlelight
United Service Equipment Company
BKI-Barbecue King UK
H.F. Coors China
Procon Products

INDUSTRIAL
Jarvis Caster Group
Can-Am Casters and Wheels
Standex Electronics
James Burn International
Doubleday Bros.
Mold-Tech
Custom Hoists
Spincraft
Roehlen Texturizing Systems
SXI Technologies

CONSUMER
Standard Publishing
Berean Christian Stores
Standex Direct
National Metal Industries
Standex Air Distribution Products
Williams Healthcare Systems


essential
products
for your world

STANDEX INTERNATIONAL CORPORATION
6 Manor Parkway - Salem, NH 03079 - 603 893 9701 www.standex.com
931-10-AR-97