Form 10-K, Exhibit 13
period 1998-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 1998-09-23
CIK 310354

Standex International Corporation
                     1998 Annual Report

                     ESSENTIAL PRODUCTS
                       FOR YOUR WORLD

ESSENTIAL PRODUCTS FOR YOUR WORLD

HIGHLIGHTS FROM 1998

Standex is a global, multi-industry company that manufactures and markets products through 17 business units and 92 facilities in 14 countries. Our strategy is to invest in businesses that generate solid revenues and earnings streams, and then to reinvest for long-term growth - while providing attractive current returns to our shareholders.

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

Standex International. What we do is essential - but most of the time, you won't even notice that we're there.

Year Ended June 30                   1998             1997           1996            1995         1994
Operations
Net Sales                    $616,180,090     $564,623,458   $562,678,620    $569,292,824    $529,399,483
Net Income**                   20,148,905       26,918,588     30,713,794      34,976,944      27,147,163
Return on Sales**                    3.3%             4.8%           5.5%            6.1%            5.1%
Return on Equity**                  13.8%            19.1%          22.8%           26.4%           22.8%
Depreciation                   13,851,599       12,777,339     12,497,148      12,355,863      12,477,651
Interest Expense               10,779,015        8,497,425      9,047,701       8,367,075       5,937,960

Per Share Data
Net Sales*                         $46.61           $41.85         $40.40          $39.15          $34.62
Earnings:**
  Basic                              1.54             2.02           2.24            2.45            1.81
  Diluted                            1.52             2.00           2.21            2.41            1.78
Book Value                          11.19            10.75          10.01            9.45            8.16
Dividends                             .76              .75            .71             .63             .52
Average Shares
 Outstanding:
    Basic                      13,072,105       13,337,197     13,735,643      14,281,363      14,983,207
    Diluted                    13,218,892       13,490,810     13,927,223      14,540,476      15,293,351

*Amounts calculated using average diluted shares outstanding.
**Fiscal 1995 amounts exclude a non-recurring net after tax gain from the disposition of businesses and product lines of $3,343,000 or $.23 per share (both basic and diluted).

LETTER TO OUR SHAREHOLDERS

[Photo of Thomas L. King]
Thomas L. King
Chairman of the Board

[Photo of Edward J. Trainor]
Edward J. Trainor
President /CEO

TO OUR SHAREHOLDERS

Fiscal year 1998 was a transition year for Standex. We spent considerable time and energy studying our business units and planning the future direction of the Company.
The major result of this planning was a refocusing of our business segments, a realignment of our management team and a restructuring plan to eliminate businesses and product lines that do not meet our new expectations. The management team is committed to this refocusing plan. The expected result of these efforts should begin to manifest itself in fiscal year 1999 with full impact in fiscal year
2000.

FINANCIAL RESULTS

Fiscal year 1998 showed some improvement over fiscal year
1997. Sales reached a record high of $616,180,000 and diluted earnings per share before a non-recurring restructuring charge of 61 cents per share improved 6.5% to $2.13. The acquisition of ACME Manufacturing more than offset the loss in sales from the divestitures of Toastswell and Doubleday Bros. & Co., and was the major contributor to our record sales year and a positive contributor to earnings as well. Exclusive of the recent restructuring charge, return on sales was 4.6% and return on equity was up slightly to 19.3%. A $12.8 million non-recurring restructuring charge recorded in the fourth quarter resulted in a negative 61 cents per share impact on earnings for the year. Including the restructuring charge, earnings per share were $1.52 on a diluted basis.

We invested $19.8 million in new capital to insure our businesses remain strong and maintain the competitive edge required in the future. Our debt-to-capital is at 53.2% up due to the acquisition of ACME. The current ratio is at a comfortable 2.7 to 1. As we close fiscal year 1998 the Corporation has, exclusive of the recent restructuring charge, shown five consecutive quarters with improved year over year earnings comparisons.

SHAREHOLDER VALUE

The Corporation repurchased 314,604 shares of Standex
Common Stock for $10,177,761 and has, since the inception of the program, acquired 18,796,418 shares for $264,912,958. This works out to an average price paid per share of $14.09. The equity per share reached a new high of $11.19 per share compared with $10.75 per share last year. We continued the enviable streak of 136 consecutive quarterly dividends which equates to 34 years of uninterrupted dividend payments to our shareholders.

ACQUISITIONS

We acquired ACME Manufacturing Co., in October 1997 to enhance the geographical manufacturing and distribution of Standex Air Distribution Products. That division now has nine manufacturing facilities covering sales in 49 states.
Standex Electronics expanded their product offering and manufacturing capabilities with the acquisition of ATR
Coil Co., in March 1998. We also opened two new Berean(R)
Christian Stores in fiscal year 1998 as well as acquired some product lines for other divisions of Standex. We are continually seeking opportunities through acquisitions that provide a synergistic impact or growth potential in our primary markets.

IN SUMMARY

The refocusing of our business and management efforts along with the restructuring plan are well underway. We are well prepared for both the Y2K and Euro currency transitions. We have a well-trained and dedicated workforce and record backlogs entering into fiscal year
1999. Barring unforeseen disruptions in the global marketplace, we expect a strong year in 1999.

/S/ Thomas L. King
Thomas L. King
Chairman of the Board

/S/ Edward J. Trainor
Edward J. Trainor
President and Chief Executive Officer


INDUSTRIAL PRODUCTS FOR YOUR WORLD

The companies of the Standex Industrial segment provide products and services that most people take for granted.
Yet the things we make and do add tangible value and functionality in a host of settings. In most of the niche
OEM markets we serve, we're the leader in quality, innovation -and often, sales. And, we are continually investing in the resources and capabilities that will sustain our leadership position.

Case in point: our Spincraft division. The company is a key supplier to the aerospace companies that are developing both reusable and expendable space launch vehicles for commercial applications and has an excellent reputation with companies supplying products to the commercial satellite market. Spincraft recently installed the world's largest heat-treating and quenching furnace which is used in the production of rocket fuel tank domes. The furnace complements the world's most powerful and largest spin lathe -also at Spincraft - which forms the domes from 16-ft. plates of aluminum. In addition, Spincraft has extensive expertise in forming exotic metals such as titanium for highly specialized applications ranging from turbines to aircraft engines and nuclear reactors.

The capabilities of Standex Electronics were augmented with the acquisition of ATR Coil in March 1998. Standex
Electronics makes reed switches, sensors, magnetic components and connectors and is differentiated by a core competency in designing and manufacturing electronic products that meet the demands of automated assembly. Its products are integral to the operation of hand-held phones and computer modems, while its windshield washer fluid sensors are used by automotive manufacturers throughout the world and its connectors are utilized worldwide in air conditioning and refrigeration products.

Standex also stands out in more basic industries. For example, our James Burn Group owns one of the graphic art world's most recognized brand names: Wire-O(R). These double loop wire binding systems are used in a broad range of products, including computer manuals, calendars, diaries, and notebooks. Sustaining this leadership position is a global network of offices that keeps Wire-O(R) products close to the customer.

Custom Hoists, which makes hydraulic telescopic cylinders for dump trucks and trailers, is benefiting from the boom in highway construction and repair, as well as a resurgence and consolidation in the waste hauling industry. Custom
Hoists has recently introduced a new cylinder that has quickly proven itself one of the most reliable on the market.

With more than 6,000 products, the Jarvis Caster Group is a leader in the institutional and industrial caster markets, providing mobility to virtually anything that rolls in a hotel, restaurant, store, factory or office. Seven manufacturing and distribution facilities across North
America assure responsiveness as well as quality.

Our Roehlen embossing unit makes complete texturizing systems, including the rolls, plates and machines that apply textures and patterns to products like vinyl siding, wall coverings, fine writing paper and even leather basketballs. Eastern Engraving, another Standex unit, works on a more delicate scale, applying decorative embossed patterns to wrapping paper and plastic packaging materials.

A commitment to understanding current end-user needs and expectations - and to being at the forefront of emerging trends - has made Standex the world leader in texturizing:
in creating the three-dimensional surfaces that enhance the utility, appeal, and salability of molded products. The only truly global texturizing resource, Standex's Mold-Tech
Unit operates 26 plants in 15 countries, serving companies in the automotive, computer, housewares, construction materials, and other industries. The company's strategically positioned, full-service plants, coupled with state-of-the-art optical imaging systems, allow OEMs and marketers to incorporate new patterns and textures into their designs in a matter of days.


Spincraft manufactures rocket fuel tank domes which are used for both reusable and expendable space launch vehicles such as the one above. [Photo shown above this caption in the right margin is a space launch vehicle during take off.]

Standex Electronics components are utilized in communications, computers, appliances, automobiles and security systems. [Photo of Standex Electronics products is shown above this caption in the right margin.]

Custom Hoists' telescopic hydraulic cylinders are used by manufacturers of dump trucks and trailers as well as trash collection vehicles, lift trucks and other mobile units requiring hydraulic power. [Full page photo on the left of this caption, shows a man measuring the width of a cylinder.]

James Burn's Wire-O(R) systems are used for binding computer
manuals, calendars, diaries and notebooks.   [James Burn's
binding products are shown in the photo above this caption in top left margin.]

Jarvis Caster Group products are used in all types of mobile equipment such as the grocery carts shown in the above photo. [Jarvis Casters are shown on grocery carts above this caption in middle of left margin.]

Mold-Tech and Roehlen Engraving products apply textures and patterns to a variety of products we use everyday. The metal embossing die shown on the right is used to put the pebbled texture on much of the sports equipment used in amateur and professional sports. [Full page photo shows basketballs and a football which is located on the right of this caption.]


 FOOD SERVICE PRODUCTS FOR YOUR WORLD

As Americans and Europeans change the way they work, they're also changing the way they live - and eat. Dual-earner families mean more income but less time to prepare meals. As a result, convenience and timesaving have become critical factors in determining where consumers purchase food, how they shop, what they eat, and when and where meals are eaten. The companies of Standex's Food Service segment are well positioned to capitalize on these trends.

Two Standex companies, Federal Industries and Master-Bilt, specialize in food merchandising and display cases. Federal
Industries is an established leader in specialty display cases for restaurants, supermarkets, convenience stores, bakeries, delis, and confectionery shops. The company's strong market position reflects its ability to help retailers increase sales by presenting their products more attractively and distinctively. Drawing on more than 60 years' experience, Federal begins with the retailer's concept and then designs and manufactures a complete merchandising and presentation center that implements the concept in a customized modular design.

Master-Bilt manufactures refrigerated cabinets, cases, display units, and a wide range of modular walk-in refrigerated structures for convenience stores and supermarkets. The company was one of the first to recognize that precise temperature control is critical to healthful refrigeration. Today, the company is a leader in designing equipment that maximizes food safety with greater control over temperature fluctuations in all types of storage conditions.

Our BKI unit is helping retailers capitalize on the trend toward home meal replacement (HMR). Instead of shopping for individual ingredients at the supermarket after work, consumers are often purchasing complete, prepared meals at supermarkets, or ordering full, ready-to-eat meals-to-go from restaurants. BKI's commercial food preparation equipment - including ovens/rotisseries, pressure fryers, and low-temperature cook-and-hold ovens and heated display cases - are installed in thousands of supermarkets, restaurants, institutional food servers, delicatessens and convenience stores.

BKI Worldwide has two manufacturing locations, one in the USA and one in England. The management of these units were recently consolidated to reflect the increasingly global nature of our business. We are currently experiencing substantial growth in Europe, and we are entering some of the world's most dynamic emerging markets through distribution networks in the Far East and South America.

Procon Products manufactures pumps used in the carbonation process for soft-drink dispensing machines. Its U.S. and European operations have also been consolidated under a single global management team. The unit has benefited from a significant investment in a new automated manufacturing process based on robotic systems and direct numerical control computer technologies. In addition to maximizing efficiency and quality, the new process ensures capacity to meet increasing demand.

Standex serves the institutional food service market through USECO, the first U.S. manufacturer to employ convection reheating technology, which uses circulating air to reheat chilled food - a process that preserves food flavors and texture. USECO also utilizes standard conduction techniques, which simply heat the serving plate.
Its sophisticated food handling and re-thermalization systems are being used increasingly by hospitals, correctional facilities, and other institutions where food is frequently prepared at one location and served at another. USECO's investment in its innovative convection technology is producing attractive returns in the form of increased sales and earnings.


Master-Bilt manufactures display merchandisers such as the above deli case. [Photo above this caption in middle right margin shows a deli display case.]

Federal Industries refrigerated display cases are used in bakeries, restaurants and supermarkets to present merchandise attractively. [Full page photo is showing a Federal refrigerated display case which is on the left of this caption.]

Procon(R) pumps are used in the above espresso coffee machines. [Photo above this caption in top right margin shows an espresso coffee machine.]

BKI products include the above revolving barbecue ovens for fast food outlets, delicatessens and convenience stores.
[BKI products are shown in the photo above the caption in middle right margin.]

USECO meal delivery systems provide an efficient method of delivering both hot and cold food to the end user on the same tray. [As depicted in full page photo.]


CONSUMER PRODUCTS FOR YOUR WORLD

The Standex Consumer segment is propelled by some of the most significant trends shaping life in America: the increasing demand for single family homes; the growth of direct marketing as a preferred purchasing channel; and perhaps most importantly, the reemergence of religion as a spiritual force in the U.S.

The growing interest in spiritual and family values and religious education for children place Standard Publishing and Berean(R) Christian Stores among our most significant opportunities. These non-cyclical businesses represent a steady and growing source of cash flow and earnings for Standex.

Berean stores are often the dominant religious outlets in their markets, and the unit has developed a comprehensive acquisition and site selection strategy designed to ensure that new stores enjoy the same strong position. A significant expansion of Berean's network is well underway, with new stores recently opened in Albuquerque, New Mexico, and Houston, Texas. A further store is slated to open later this year. These large, modern stores - averaging over 15,000 square feet, typically much larger than competitors and offering much wider selection - reflect the latest trends in book and retail merchandising.

Our Standard Publishing unit is the leading publisher of non-denominational religious curricula, Vacation Bible
School programs and children's books in the U.S. The company publishes magazines with more than 170,000 copies distributed to churches each week. In addition to Bible study curricula and religious books, Standard continues to explore innovative product and packaging ideas - like books with CDs by popular Christian music artists and CD-ROM book combinations - designed to appeal to today's increasingly youthful, computer oriented and religious audience.

In recent years, direct marketing has captured a rapidly increasing share of the retailing segment. Standex Direct includes six catalogue units that market a broad selection of exceptional quality, branded products - including Texas
Ruby Red grapefruit, Vidaliar* onions, Fresh Expressions flowers, and salsa. While each product line presents a discrete face to its niche market, all six product lines share a common infrastructure that helps maximize both sales and efficiency.

For example, while each unit maintains its own extensive customer database, all product lines share a centralized mailing list management capability and consolidated order-taking function. In addition, the combined scale of the Standex Direct product lines has allowed them to develop a common transportation network, which not only reduces costs, but also allows greater control over the shipping of perishable items. All six product lines are actively exploring cross-selling opportunities that can increase the value of their individual mailing lists, each operation's primary asset.

Standex also operates in one of the most basic and important of American markets - home construction and remodeling. With the market for single-family residences growing each year, and with central air conditioning becoming a standard feature in most new homes, we have experienced steadily increasing demand for quality ductwork. To capitalize on growth opportunities, Standex recently acquired ACME Manufacturing Company, based in Philadelphia - Standex's single largest acquisition.
Together, the Standex Air Distribution operations, comprised of Snappy, ACME and ALCO, hold the leading position in the market. With nine manufacturing facilities throughout the U.S., they are positioned to provide superior service to national and regional HVAC distributors.
* A registered trademark of the Georgia Department of Agriculture.


Berean(R) Christian Stores stock a wide variety of religious literature and merchandise from religious publishers.
[Photo in right middle margin shows the Denver Berean
Christian Store.]

Standard Publishing's wide product range includes non-denominational religious curricula, Vacation Bible School programs, children's books and books with CDs by Christian music artists. [This caption describes the full page left of above text photo of Standard Publishing products.]

Standex Direct products include a broad selection of branded products such as salsa and onions as shown above.
[The photo above this caption in the middle left margin is salsa and onion products sold through Standex Direct.]

Standex Air Distribution is a major supplier of home air distribution ductwork. [This caption describes the products shown on the full page photo to the right of above text.]

MANAGEMENT'S DISCUSSION AND ANALYSIS

Statements contained in the following "Management
Discussion and Analysis" that are not based on historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will,"
"expect," "believe," "estimate," "anticipate," "continue", or similar terms or variations of those terms or the negative of those terms. There are many factors that affect the Company's business and the results of its operations and may cause the actual results of operations in future periods to differ materially from those currently expected or desired. These factors include uncertainties in competitive pricing pressures, general domestic and international business and economic conditions and market demand.

LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended June 30, 1998, net operating cash flows of $32.2 million and $52.2 million in proceeds from additional borrowings were used to purchase $10.2 million of the Company's Common Stock, invest $19.8 million in plant and equipment, pay out $9.9 million in cash dividends to the Company's shareholders and pay $49.3 million for acquisitions.

During fiscal 1998 the Company acquired 100% of the net assets of ACME Manufacturing Company (ACME), ATR Coil, and certain assets of the hardware product line of an unrelated company. All three of these acquisitions were financed from cash flows from operations, existing bank credit agreements, and the issuance of Standex Common
Stock. During the third quarter of 1998, the Company sold the remaining product lines of its Doubleday Bros. & Co.
(Doubleday) division for cash and notes.

In May 1998, the Company re-negotiated its revolving credit agreement, which increased the maximum credit line available from $125 million to $175 million and extended repayment terms from October 1999 to May 2003. The financial covenants, conditions and warranties are similar to the prior revolving credit agreement. While existing cash flows, the Company's current working capital position, and bank credit agreements are sufficient to meet anticipated cash needs, the re-negotiated revolving credit agreement will enhance the Company's financial flexibility.

As of June 30, 1998, the Company had the ability to borrow an additional $63.6 million under existing bank credit agreements. The Company believes that this resource, along with the Company's internally generated funds, will be sufficient to meet anticipated needs for the foreseeable future. The Company's existing bank credit agreements are described in the notes to the Consolidated Financial
Statements.

The Company expects to continue its policy of using its funds to acquire property, plant and equipment, pay dividends, purchase its Common Stock and make acquisitions when conditions are favorable.

Net Cash Provided by Operating Activities was $32.2 million in 1998, a decrease of $4.7 million as compared to $36.9 million in 1997. A $3.4 million rise in cash used to fund accounts receivable was mainly due to a growth in fourth quarter Net Sales while cash used to fund an increase in inventory of $4.7 million was caused by the expected growth in demand of several divisional products.
The full impact of these increases in the use of cash was partially offset by a restructuring charge, which is described below and in the Notes to the Consolidated
Financial Statements. This charge reflected an increase in cash flows of $2.8 million primarily due to a reduction in inventories and an increase in accrued liabilities. These were partially offset by a decrease in accrued income taxes.

FISCAL 1998 AS COMPARED TO FISCAL 1997

Net Sales increased by $51.6 million, or 9.1%, for the year ended June 30, 1998 as compared to the fiscal year ended 1997. Substantially all of this increase came from acquisitions, primarily ACME, which was partially offset by the absence of sales from businesses disposed of in the prior year. Excluding these acquisitions, management believes that the majority of fluctuations in Net Sales reported by each segment are primarily due to changes in unit volumes and market demand. In addition, although changes in the average foreign exchange rates from June
30, 1997 to June 30, 1998 also had a negative impact on Net Sales, the total effect was not significant.

The Consumer Segment reported the largest segment increase in Net Sales of $46.9 million for the year ended June 30, 1998. Standex Air Distribution Products Divisions accounted for the majority of this sales growth, which was primarily due to the ACME acquisition. Also, Berean
Christian Stores' Net Sales increased 10% due to new stores and improved consumer demand.

The Food Service Segment registered a $6.3 million, or
4.2%, rise in Net Sales for the year ended June 30, 1998 as compared to the prior fiscal year. Several divisions reported significant gains in Net Sales due to increased customer demand and the market's acceptance of new products. However, the full impact of the growth in Net
Sales was reduced slightly due to the absence of sales from the disposition of the Toastswell Company made in the second half of fiscal 1997.

In the Industrial Segment, Net Sales declined by $1.6 million as compared to the prior year. While increased demand resulted in higher sales at several divisions, these increases were offset by the absence of sales from the disposition of Doubleday product lines made in 1997 and continued sluggishness in some of our European companies.

The Gross Profit Margin Percentage (GPMP) registered a slight decrease in 1998 to 32.5% from 33% in 1997. The
GPMP reported in the Consumer Segment fell to 35.6%, a decline from the prior year's percentage of 39.0% primarily due to lower initial margins at ACME. The GPMP reported in the Industrial Segment remained relatively constant at 31.9% versus 32.1% in 1997. The Food Service
Segment reported an increase in GPMP from 27.9% in 1997 to 29.7% in 1998 as a result of reduced costs at several divisions.

Selling, General and Administrative Expenses (SG&A) increased by $9.1 million in fiscal 1998 when compared to the prior year primarily due to the additional SG&A expenses from acquisitions. Excluding acquisitions, the fluctuations reported in both the Consumer and Food
Service Segments were in direct proportion with their growth in Net Sales. These increases were partially offset by a reduction in SG&A reported in the Industrial Segment where dispositions in the second halves of both fiscal
1998 and fiscal 1997 accounted for most of the decline in these expenses at this Segment. None of the remaining fluctuations reported by the Company's three segments were individually significant.

Depreciation and Amortization Expense was $13.9 million in fiscal 1998, an increase of $1.1 million as compared to the prior year expenses of $12.8 million. The acquisition of ACME Manufacturing in the Consumer Segment accounted for the majority of this increase.

Interest Expense rose by $2.3 million due to increased borrowing to finance acquisitions and due to higher interest rates.

A restructuring charge of $12.8 million was incurred in the fourth quarter of fiscal 1998 in connection with the implementation of a restructuring plan. This plan involves the closing, disposal and liquidation of certain relatively small under-performing and unprofitable operating plants, product lines and businesses. This charge, a significant portion of which was non-cash, is more fully described in the Notes to Consolidated
Financial Statements.

The above factors resulted in a decline in Income Before
Income Taxes of $10.5 million, or 24.0%. The effective tax rate increased in 1998 to 39.1% versus 38.1% in 1997 due to several factors, the most significant being the absence in the current year of certain foreign tax credits. None of the remaining factors were individually significant.

Due to the above factors, Net Income declined $6.8 million, or 25.1%.

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

As of June 30, 1997, the Gross Profit Margin Percentage remained basically unchanged at 33% as compared to 32.9% reported in the prior year. The Consumer Segment reported an increase in the Gross Profit Margin Percentage of one percentage point primarily due to increased volume and more favorable material costs. Despite the growth in Net
Sales reported by the Food Service Segment, the Gross
Profit Margin Percentage declined slightly mainly due to realignment costs at one division. The Gross Profit Margin
Percentage recorded by the Industrial Segment was basically unchanged in total. However, European operations reported unfavorable trends in profit margins due to increased competitive pressures on pricing which was offset by growth in margins recorded by a few domestic units due mainly to favorable changes in product mix.

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

OTHER MATTERS

Realignment of Management - On June 11, 1998, the Company announced the realignment of its management team to more clearly focus management responsibilities in concert with the refocusing of its business units. The Company has created three group vice president positions each responsible for one of the operating segments. In addition, other operating unit management was consolidated to provide a more efficient focus in today's global marketplace. These changes became effective July 1, 1998 and are in line with Standex's stated goal to realign its business units into larger, more focused entities.

Long-Term Contract - On August 6, 1998, the Spincraft
Division entered into a five-year contract with The Boeing
Company of Huntington Beach, California, for the production of 5-meter fuel tank domes. These domes are a major component of the fuel tank system in the Boeing
Delta IV launch vehicles which are used to launch a full spectrum of government and commercial satellites. This contract has an estimated value of $147 million if all the purchase options are exercised.

Inflation - Inflation has not been a significant factor in fiscal 1998, 1997 and 1996 mainly due to fairly stable labor and material costs.

Environmental Matters - The Company is party to various claims and legal proceedings, generally incidental to its business and has recorded an appropriate provision for the resolution of such matters. As explained more fully in the Notes to the Consolidated Financial Statements, the
Company does not expect the ultimate disposition of these matters to have a material adverse effect on its financial statements.

Year 2000 Computer Issues - Under a program started in
November 1997, the Company conducted a review of its computer systems and identified the programs and applications that were affected by the widely discussed software problems associated with the Year 2000.

By June 30, 1998 substantially all systems have either been appropriately modified and tested or have been replaced with software that is Year 2000 compliant, except for (1) the necessary modifications to several purchased software packages that represent relatively small portions of the overall systems at certain of the Company's operating units, which have been delayed by the respective software vendors but are all expected to be completed by early calendar 1999; and (2) the final implementations, which are expected to be completed by June 30, 1999, of new Year 2000 compliant systems at two relatively small foreign units. Management believes that the failure or delays in completing the final stages of its Year 2000 program would not have a material impact on the Company's operations or its financial position. The cost of modifying the programs, which has been and will be charged to expense (primarily in fiscal year 1998), is expected to aggregate approximately $600,000.

The Company is also communicating with key suppliers, financial institutions and others with which it and its various operating units do business, to assure that such third parties are also timely addressing and rectifying their Year 2000 issues. However, the Company believes it has alternate vendors who could provide for the Company's needs if current vendors are negatively impacted by Year
2000 problems.

New Accounting Pronouncements

Several new accounting pronouncements (Statements of Financial Accounting Standards Nos. 130, 131, 132 and 133 and Statement of Position No. 98-1) have been revised over the past year and are pending implementation in future years on the subjects of reporting comprehensive income, segment reporting, pension and other post retirement benefit disclosures, derivatives instruments and hedging activities and costs of internally used computer software.
The Company does not expect the implementation of any of these pending pronouncements will have a material effect on its consolidated financial statements.

Five-year financial review
Standex International Corporation and Subsidiaries
(In thousands, except per share data)         1998         1997         1996          1995          1994
Year Ended June 30
Summary of Operations
Net sales                                 $616,180     $564,623     $562,679      $569,293      $529,399
Gross profit margin                        200,548      186,130      185,267       192,540       172,979
Interest expense                            10,779        8,497        9,048         8,367         5,938
Income before income taxes                  33,064       43,516       48,124        57,803        42,222
Provision for income taxes                  12,915       16,597       17,410        19,483        15,075
Net income                                  20,149       26,919       30,714        38,320        27,147
                                         _________     ________     ________      ________      ________
Per Share Data
Net sales (diluted)                          46.61        41.85        40.40         39.15         34.62
Earnings:
  Basic                                       1.54         2.02         2.24          2.68          1.81
  Diluted                                     1.52         2.00         2.21          2.64          1.78
Dividends paid                                0.76         0.75         0.71          0.63          0.52
Book value                                   11.19        10.75        10.01          9.45          8.16
Average shares outstanding:
  Basic                                     13,072       13,337       13,736        14,281        14,983
  Diluted                                   13,219       13,491       13,927        14,540        15,293
                                         _________     ________     ________      ________      ________
June 30 Financial Condition
Working capital                            148,943      136,946      138,860       143,135       126,803
Current ratio                                 2.73         2.95         3.03          2.85          2.81
Property, plant and equipment - net        102,973       85,598       86,616        84,528        89,697
Total assets                               411,242      341,038      335,333       342,702       323,721
Long-term debt                             163,448      112,347      113,822       111,845       112,854
                                         _________     ________     ________      ________      ________
Stockholders' equity                       146,197      141,185      134,691       132,352       118,932
                                         _________     ________     ________      ________      ________

Sales and Earnings By Quarter
Year Ended June 30 (Unaudited)
(In thousands,
except per share data)                 1998                                           1997
                                 First     Second      Third    Fourth         First     Second     Third    Fourth
Net sales                     $141,061   $168,090   $148,549  $158,480      $140,199   $152,315  $130,454  $141,655
Gross profit margin             45,865     56,781     47,987    49,915        44,620     52,207    41,618    47,685
Net income                       7,659      8,322      4,987     (819)         7,542      8,127     4,169     7,081
Earnings/(loss) per share:
  Basic                           0.58       0.64       0.38    (0.06)          0.56       0.61      0.31      0.54
  Diluted                         0.58       0.63       0.38    (0.07)          0.56       0.60      0.31      0.53
                               _______    _______    _______   _______       _______    _______   _______   _______

Common Stock Prices and Dividends Paid
                                       Common Stock Price Range
Year Ended June 30                  1998                       1997
Dividends Per Share
                              High         Low            High       Low           1998         1997
First quarter              $32-1/4    $28-1/16          $30       $27-7/8           $.19         $.18
Second quarter             36-13/16         32          31-5/8    29-7/8            .19          .19
Third quarter               35-1/4      27-1/4          30-1/2    26-1/8            .19          .19
Fourth quarter              31-1/2      29-1/2          30-3/8    24-1/2            .19          .19

Distribution of the 1998 Sales Dollar



Materials and services                            $366,825,000          59%
Wages, salaries and employee benefits              191,660,000           31
Depreciation and amortization                       13,852,000            2
Interest on borrowed money                          10,779,000            2
Income taxes                                        12,915,000            2
Reinvested in the Company                           10,222,000            2
Dividends to stockholders                            9,927,000            2
                                                    ___________        ____
Total                                             $616,180,000         100%
                                                    ___________        ____

Statements of Consolidated Income
Standex International Corporation and Subsidiaries
Year Ended June 30                                       1998                     1997                   1996
Revenue
Net sales                                        $616,180,090             $564,623,458           $562,678,620
Net (loss)/gain on disposition
 of businesses and product lines                    (350,000)                1,034,927                      -
Interest and other                                  1,993,533                  906,371                879,359
                                                _____________            _____________          _____________
  Total revenue                                   617,823,623              566,564,756            563,557,979
                                                _____________            _____________          _____________
Costs and Expenses
Cost of products sold                             405,017,473              368,561,942            367,740,986
Selling, general and administrative               142,353,631              133,212,462            126,148,350
Depreciation and amortization                      13,851,599               12,777,339             12,497,148
Interest                                           10,779,015                8,497,425              9,047,701
Restructuring charge                               12,758,000                        -                      -
                                                _____________            _____________          _____________
  Total costs and expenses                        584,759,718              523,049,168            515,434,185
                                                _____________            _____________          _____________
Income Before Income Taxes                         33,063,905               43,515,588             48,123,794
Provision for Income Taxes                         12,915,000               16,597,000             17,410,000
                                                _____________            _____________          _____________
Net Income                                       $ 20,148,905             $ 26,918,588           $ 30,713,794
                                                  ___________               __________             __________
Earnings Per Share:
  Basic                                          $       1.54             $       2.02           $       2.24
  Diluted                                        $       1.52             $       2.00           $       2.21

See notes to consolidated financial statements.

Statements of Consolidated
Stockholders' Equity
                                                     Additional                 Cumulative
                                                        Paid-in      Retained   Translation        Treasury Stock
Year Ended June 30                     Common Stock     Capital      Earnings   Adjustment       Shares         Amount

Balance, June 30, 1995                  $41,976,417  $2,129,144  $276,031,161   $  337,540   13,972,510 ($188,122,214)
Stock issued for employee stock
options and stock purchase plan,
net of related income tax benefit                     1,248,554                               (140,634)      1,915,462
Treasury stock acquired                                                                         702,961   (20,876,183)
Net income                                                         30,713,794
Dividends paid (71 cents per share)                               (9,753,583)
Foreign currency translation adjustment                                          (909,373)
                                         __________   _________   ___________    _________    _________  _____________
Balance, June 30, 1996                   41,976,417   3,377,698   296,991,372    (571,833)   14,534,837  (207,082,935)
Stock issued for employee stock
options and stock purchase plan,
net of related income tax benefit                       959,999                               (113,900)      1,641,943
Stock issued in conjunction with
  acquisition                                         1,325,527                                (79,616)      1,142,569
Treasury stock acquired                                                                         513,251   (14,981,914)
Net income                                                         26,918,588
Dividends paid (75 cents per share)                              (10,001,657)
Foreign currency translation adjustment                                          (510,568)
                                         __________   _________   ___________    _________    _________  _____________
Balance, June 30, 1997                   41,976,417   5,663,224   313,908,303  (1,082,401)   14,854,572  (219,280,337)
Stock issued for employee stock
options and stock purchase plan,
net of related income tax benefit                     1,329,545                               (150,813)      2,251,057
Stock issued in conjunction with acquisition          1,523,575                               (100,418)      1,509,691
Treasury stock acquired                                                                         314,604   (10,177,761)
Net income                                                         20,148,905
Dividends paid (76 cents per share)                               (9,926,801)
Foreign currency translation adjustment                                        (1,646,188)
                                         __________   _________   ___________    _________    _________  _____________
Balance, June 30, 1998                  $41,976,417  $8,516,344  $324,130,407 ($2,728,589)   14,917,945 ($225,697,350)
                                          _________    ________    __________     ________     ________   ____________

See notes to consolidated financial statements.

Consolidated Balance Sheets
Standex International Corporation and Subsidiaries
June 30                                                            1998             1997
Assets
Current Assets
Cash and cash equivalents                                  $  9,256,316     $  6,148,788
Receivables - less allowance of $3,551,000 in
  1998 and $2,536,000 in 1997                                98,530,861       86,852,399
Inventories                                                 122,949,519      109,453,881
Prepaid expenses                                              4,493,110        4,631,050
                                                           ____________      ___________
  Total current assets                                      235,229,806      207,086,118
                                                           ____________      ___________
Property, Plant and Equipment
Land and buildings                                           74,432,382       59,896,439
Machinery and equipment                                     177,916,799      163,622,416
                                                           ____________      ___________
  Total                                                     252,349,181      223,518,855
Less accumulated depreciation                               149,375,776      137,920,945
                                                           ____________      ___________
  Property, plant and equipment - net                       102,973,405       85,597,910
                                                           ____________      ___________
Other Assets
Goodwill - net                                               33,148,961       15,194,882
Prepaid pension cost                                         30,254,916       24,319,691
Other                                                         9,634,968        8,839,295
                                                           ____________      ___________
  Total other assets                                         73,038,845       48,353,868
                                                           ____________      ___________
    Total                                                  $411,242,056     $341,037,896
                                                            ___________       __________
Liabilities and Stockholders' Equity
Current Liabilities
Current portion of debt                                    $  2,995,231     $  2,029,708
Accounts payable                                             37,747,901       31,380,437
Accrued payroll and employee benefits                        17,667,979       16,568,023
Income taxes                                                  5,754,464        4,481,130
Other                                                        22,121,209       15,680,749
                                                           ____________      ___________
  Total current liabilities                                  86,286,784       70,140,047
                                                           ____________      ___________
Long-Term Debt - less current portion                       163,447,647      112,347,000
                                                           ____________      ___________
Deferred Income Taxes                                        11,937,000       13,819,000
                                                           ____________      ___________
Other Noncurrent Liabilities                                  3,373,396        3,546,643
                                                           ____________      ___________
Commitments and Contingencies
Stockholders' Equity
Common stock - authorized, 30,000,000
  shares in 1998 and 1997; par value, $1.50
  per share; issued 27,984,278 shares in
 1998 and 1997                                               41,976,417       41,976,417
Additional paid-in capital                                    8,516,344        5,663,224
Retained earnings                                           324,130,407      313,908,303
Cumulative translation adjustment                           (2,728,589)      (1,082,401)
Less cost of treasury shares: 14,917,945 shares
  in 1998 and 14,854,572 in 1997                          (225,697,350)    (219,280,337)
                                                           ____________      ___________
Total stockholders' equity                                  146,197,229      141,185,206
                                                           ____________      ___________
Total                                                      $411,242,056     $341,037,896
                                                             __________       __________
See notes to consolidated financial statements.

Statements of Consolidated Cash Flows
Standex International Corporation and Subsidiaries
Year Ended June 30                                                           1998            1997            1996
Cash Flows from Operating Activities
Net income                                                            $20,148,905     $26,918,588     $30,713,794
Adjustments to reconcile net income to net cash
  provided by operating activities:
Depreciation and amortization                                          13,851,599      12,777,339      12,497,148
Profit improvement incentive plan                                         780,058       (258,640)        (88,442)
Deferred income taxes                                                 (1,882,000)       1,236,000         475,000
Net pension credit                                                    (2,353,000)     (1,573,000)       (981,000)
Loss on sale of investments, real estate and equipment                  (950,603)           1,758           6,677
Loss/(Gain) on disposition of businesses                                  350,000     (1,034,927)               -
Increase (decrease) in cash from changes in assets and liabilities, net of effect of acquisitions and dispositions:
Receivables - net                                                     (2,088,038)       1,296,364       1,922,429
Inventories                                                           (5,089,382)       (384,315)       6,690,380
Prepaid expenses and other assets                                          65,390     (4,035,386)     (3,025,909)
Accounts payable                                                        2,807,411       2,065,519     (7,221,125)
Accrued payroll, employee benefits and other liabilities                5,389,358     (2,969,247)     (3,993,614)
Income taxes                                                            1,215,228       2,889,399     (2,922,144)
                                                                      ___________     ___________     ___________
Net cash provided by operating activities                              32,244,926      36,929,452      34,073,194
                                                                      ___________     ___________     ___________
Cash Flows from Investing Activities
Expenditures for property and equipment                              (19,849,069)    (12,225,849)    (15,328,374)
Expenditures for acquisitions, net of cash acquired                  (49,277,002)     (2,124,841)               -
Proceeds from sale of investments, real estate and equipment            2,483,933         597,769         525,765
Proceeds from disposition of businesses                                 2,583,143       5,190,655               -
                                                                      ___________     ___________     ___________
Net cash used for investing activities                               (64,058,995)     (8,562,266)    (14,802,609)
                                                                      ___________     ___________     ___________
Cash Flows from Financing Activities
Proceeds from additional borrowings                                    52,213,051         160,000       5,105,885
Payments of debt                                                        (418,585)     (4,892,436)     (1,162,197)
Stock issued for employee stock options and
  stock purchase plans                                                  3,580,602       2,601,942       3,164,016
Cash dividends paid                                                   (9,926,801)    (10,001,657)     (9,753,583)
Purchase of treasury stock                                           (10,177,761)    (14,981,914)    (20,876,183)
                                                                      ___________     ___________     ___________
Net cash provided by (used for) financing activities                   35,270,506    (27,114,065)    (23,522,062)
                                                                      ___________     ___________     ___________
Effect of Exchange Rate Changes on Cash and Cash Equivalents            (348,909)       (251,276)       (144,506)
                                                                      ___________     ___________     ___________
Net Changes in Cash and Cash Equivalents                                3,107,528       1,001,845     (4,395,983)
Cash and Cash Equivalents at Beginning of Year                          6,148,788       5,146,943       9,542,926
                                                                      ___________     ___________     ___________
Cash and Cash Equivalents at End of Year                              $ 9,256,316     $ 6,148,788     $ 5,146,943
                                                                       __________      __________      __________

Supplemental Disclosure of Cash Flow Information
Issued for acquisitions:
Stock                                                                 $ 3,033,266     $ 2,468,096               -
Note payable                                                              271,704               -               -
Cash paid during the year for:
Interest                                                               10,495,183       8,465,024     $ 8,180,245
Income taxes                                                           13,523,666      14,046,417      19,840,441

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

Goodwill

The excess of purchase price of acquired companies over the fair value of net identifiable assets at date of acquisition has been recorded as goodwill and is being amortized on a straight-line basis over a forty-year period. Accumulated amortization aggregated $9,428,000 and $8,577,000 at June 30, 1998 and 1997, respectively. The
Company annually evaluates the net balance of goodwill based on the projected operating income of the respective businesses on an undiscounted cash flow basis.

Foreign Currency Translation

Assets and liabilities of non-U.S. operations are translated into U.S. dollars at year-end exchange rates.
Revenue and expenses are translated using average exchange rates. The resulting translation adjustment is reported as a separate component of stockholders' equity. Gains and losses from currency transactions are included in results of operations.

Forward Foreign Currency Exchange Contracts

Forward foreign currency contracts are used by the Company to protect certain anticipated foreign cash flows, such as dividends and loan payments from subsidiaries, against movements in the related exchange rates. The Company sells the related foreign currency at a fixed price for settlement on or before the date of the related receipt, and thus protects the dollar value of the receipt. The
Company enters into such contracts for hedging purposes only. Accordingly, for financial statement purposes annualized gains or losses of forward contracts entered into to hedge commitments are deferred until the position is closed out. At June 30, 1998, the Company had no significant forward foreign currency contracts.

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

Earnings Per Share

In February 1997, the Financial Accounting Standards Board
(FASB) issued SFAS No. 128, "Earnings Per Share." This standard changed the method of calculating and presenting earnings per share, and was adopted by the Company in December, 1997. Accordingly, the earnings per share as presented in the Statements of Consolidated Income have been retroactively restated for all periods presented.

The following table sets forth the number of shares (in
thousands) used in the computation of basic and diluted
earnings per share:
Year ended June 30               1998         1997     1996
Basic - average shares
   outstanding                 13,072       13,337   13,736
Effect of dilutive
  securities - stock options      147          154      191
                             ________      _______  _______
Diluted - average shares
  outstanding                  13,219       13,491   13,927
                             ________      _______  _______

Both basic and dilutive income are the same for computing earnings per share.

New Accounting Pronouncements

Several new accounting pronouncements (Statements of Financial Accounting Standards Nos. 130, 131, 132 and 133 and Statement of Position No. 98-1) have been revised over the past year and are pending implementation in future years on the subjects of reporting comprehensive income, segment reporting, pension and other post retirement benefit disclosures, derivatives instruments and hedging activities and costs of internally used computer software.
The Company does not expect the implementation of any of these pending pronouncements will have a material effect on its consolidated financial statements.

Inventories

Inventories are comprised of (in thousands):
June 30                       1998         1997
Raw materials             $ 42,452     $ 34,466
Work in process             26,327       26,975
Finished goods              54,171       48,013
                         _________    _________
 Total                    $122,950     $109,454
                         _________    _________

Debt

Debt is comprised of (in thousands):
June 30                              1998          1997

Bank credit agreements          $111,381       $ 62,737
Institutional investors
7.13% (due 2000-2006)             50,000         50,000
Other 3.0% to 6.875%
(due 1999-2018)                    5,062          1,640
                               _________      _________
  Total                          166,443        114,377
Less current portion               2,995          2,030
                               _________      _________
  Total long-term debt          $163,448       $112,347
                               _________      _________

Bank Credit Agreements

In May 1998, the Company entered into a new revolving line of credit agreement with eight banks. The new revolving credit line replaced a similar agreement negotiated in November 1994. The new agreement increased the available borrowing capacity to $175,000,000 from $125,000,000, with all outstanding loans due in May 2003. Borrowings under the agreement generally bear interest at rates that approximate the prime rate. The Company is required to pay a commitment fee of 0.2% on the average daily unused amount. There were no borrowings outstanding under either revolving credit agreement during 1998, 1997 or 1996.

In addition, the Company has the option to borrow up to $175,000,000 on an unsecured short-term basis at rates which are generally below the prime rate (such rates varied from 5.74% to 5.97% during 1998). Available borrowings under the revolving credit agreement as described in the first paragraph are reduced by short-term borrowings.

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

At June 30, 1998, the Company had the ability to borrow an additional $63,619,000 under the aforementioned bank credit agreements.

Institutional Investor Agreement

The Company also has a note purchase agreement with an institutional investor for $50,000,000. The 7.13% note is due September 2005 and requires principal payments of $7,143,000 annually beginning in September 1999.

Loan Covenants and Repayment Schedule

The Company's loan agreements contain limited provisions relating to the maintenance of certain financial ratios and restrictions on additional borrowings and investments.
Debt is due as follows: 1999, $2,995,000; 2000, $7,403,000;
2001, $7,368,000; 2002, $7,379,000; 2003, $116,110,000; and
thereafter, $25,188,000.

Accrued Payroll and Employee Benefits

This current liability caption consists of
(in thousands):
June 30                  1998       1997
Payroll               $14,014    $12,644
Benefits                2,756      2,746
Taxes                     898      1,178
                     ________   ________
Total                 $17,668    $16,568
                     ________   ________

Commitments

The Company leases certain property and equipment under agreements with initial terms ranging from one to twenty years. Rental expense for the years ended June 30, 1998, 1997 and 1996 was approximately $7,500,000; $6,800,000 and
$6,500,000, respectively. At June 30, 1998, the minimum annual rental commitments under noncancelable operating leases, principally real estate, were approximately: 1999, $4,800,000; 2000, $3,800,000; 2001, $2,600,000; 2002,
$1,800,000; 2003, $1,300,000; and thereafter, $4,900,000.

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

INCOME TAXES

The provision for income taxes consists of (in thousands):
Year Ended June 30              1998        1997      1996
Current:
Federal                      $ 8,014     $ 8,997   $ 9,000
State                          1,771       2,122     2,240
Non-U.S.                       5,012       4,242     5,695
                            ________    ________  ________
Total                         14,797      15,361    16,935
Deferred                     (1,882)       1,236       475
                            ________    ________  ________
Total                        $12,915     $16,597   $17,410
                            ________    ________  ________

The components of income before income taxes are as follows (in thousands):
Year Ended June 30               1998       1997      1996
U.S. operations               $23,872    $32,232   $33,505
Non-U.S. operations             9,192     11,284    14,619
                             ________   ________  ________
Total                         $33,064    $43,516   $48,124
                             ________   ________  ________

A reconciliation of the U.S. Federal income tax rate to the effective income tax rate is:
Year Ended June 30                1998       1997      1996
Statutory tax rate               35.0%      35.0%     35.0%
Non-U.S.                         (2.5)      (0.8)     (1.5)
State taxes                        3.0        3.4       3.1
Other items, net                   3.6        0.5     (0.4)
                                ______     ______    ______
Effective income tax rate        39.1%      38.1%     36.2%
                                ______     ______    ______

Significant components of the Company's net deferred tax
liability are as follows (in thousands):
June 30                                1998        1997
Deferred tax liabilities:
Accelerated depreciation            $ 9,525     $10,973
Net pension credit                   10,079       8,802
Other items                             508         490
Deferred tax assets:
Expense accruals                    (4,931)     (6,063)
Restructuring charge                (2,846)           -
Compensation costs                    (398)       (383)
                                   ________    ________
Deferred income taxes               $11,937     $13,819
                                   ________     ________

Significant components of deferred income taxes impact
deferred income tax expense as follows (in thousands):
Year Ended June 30                1998       1997      1996
Accelerated depreciation      $(1,448)    $ (615)    $(419)
Net pension credit               1,277      1,160     1,386
Compensation costs                (15)        887     1,338
Restructuring charge           (2,846)          -         -
Expense accruals                   821      (419)   (1,749)
Other items                        329        223      (81)
                              ________   ________    ______
Total                         $(1,882)     $1,236     $ 475
                              ________   ________    ______

At June 30, 1998, accumulated retained earnings of non-
U.S. subsidiaries totaled $32,366,000. No provision for U.S. income and foreign withholding taxes has been made because it is expected that such earnings will be reinvested indefinitely or the distribution of any remaining amount would be principally offset by foreign tax credits. The determination of the withholding taxes that would be payable upon remittance of these earnings and the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

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

                                                        NET SALES                         OPERATING INCOME
Year Ended June 30 (In thousands)         1998        1997        1996           1998            1997        1996

Food Service                          $155,706    $149,371    $146,547        $10,602         $11,665     $11,731
Industrial                             251,015     252,742     263,145         22,642          25,998      30,611
Consumer                               209,459     162,510     152,987         16,810          18,511      18,321
Corporate and other                          -           -           -        (16,990)        (12,658)    (12,539)
                                     _________    ________    ________       ________         _______     _______
Total                                 $616,180    $564,623    $562,679        $33,064         $43,516     $48,124
                                     _________    ________    ________       ________         _______     _______
                                              ASSETS EMPLOYED                            CAPITAL EXPENDITURES
As of and Year Ended June 30
  (In thousands)                          1998        1997        1996            1998           1997        1996
Food Service                         $  79,027   $  77,906   $  79,604        $  2,598       $  2,182    $  5,028
Industrial                             161,971     154,483     155,386           9,419          7,306       7,722
Consumer                               140,631      82,056      76,180           7,662          2,525       2,436
Corporate and other                     29,613      26,593      24,163             170            213         142
                                     _________    ________    ________        ________        _______     _______
  Total                               $411,242    $341,038    $335,333         $19,849        $12,226     $15,328
                                    __________  __________  __________      __________       ________    ________

                                          DEPRECIATION AND AMORTIZATION
Year Ended June 30 (In thousands)         1998        1997         1996
Food Service                           $ 2,621     $ 2,736      $ 2,689
Industrial                               7,062       6,959        6,774
Consumer                                 3,920       2,842        2,785
Corporate and other                        249         240          249
                                      ________     _______      _______
Total                                  $13,852     $12,777      $12,497
                                      ________     _______      _______

Financial data related to U.S. and non-U.S. operations:
                                                   U.S.                              Non-U.S.
As of and Year Ended June 30
  (In thousands)                       1998       1997       1996           1998         1997         1996
Net sales                          $517,586   $463,654   $457,877        $98,594     $100,969     $104,802
Operating income                     41,022     45,236     46,292          9,032       10,938       14,371
Assets employed                     310,101    242,189    239,829         71,528       72,256       71,341

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

Year Ended June 30                  1998         1997         1996
Service costs for benefits
  earned during the period      $  4,064     $  3,696     $  3,669
Interest cost on projected
   benefit obligation              9,055        8,459        8,337
Actual return on plan assets    (39,984)     (14,651)     (20,447)
Net amortization and deferral     24,512          923        7,460
                               _________    _________    _________
  Net pension credit           $ (2,353)    $ (1,573)    $   (981)
                               _________    _________    _________

The following table sets forth the funded status and
obligations of the Company's principal plans at year end,
using a measurement date of April 1 (in thousands):
June 30                                     1998        1997
Accumulated vested benefit obligation   $111,424    $ 86,961
                                        ________    ________

Projected benefit obligation             134,912     109,596
Fair value of assets                     181,017     145,918
                                        ________    ________
  Funded status                           46,105      36,322
Unrecognized transition amount           (6,643)     (8,497)
Unrecognized prior service cost            2,894       1,612
Unrecognized gain                       (16,631)     (8,792)
                                        ________    ________
  Prepaid pension cost                  $ 25,725    $ 20,645
                                        ________    ________

The accumulated benefit obligation approximated the accumulated vested benefit obligation in 1998 and 1997.
For its U.S. plans, the Company used an assumed weighted average discount rate of 7.25% for 1998 and 8.5% for 1997 and 1996, and a rate of increase in future compensation levels of 4.5% in 1998 and 5% in 1997 and 1996 in determining the actuarial present value of its projected benefit obligation. The expected long-term rate of return on U.S. plan assets was 10% in 1998 and 9% in 1997 and 1996. At June 30, 1998, U.S. plan assets consist of equity securities, government and agency obligations, corporate bonds and cash equivalents. For its non-U.S. plans, the Company used assumed weighted average discount rates ranging from 5.75% to 6.75% in 1998, 6.5% to 8.25% in 1997 and 7.0% to 8.75% in 1996 and rates of increase in future compensation levels ranging from 4.0% to 5.0% in 1998 and 1997 and 4.0% to 5.5% in 1996 in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on plan assets was 9.75% in 1998 and 9.5% in 1997 and 1996. As of June 30, 1998,
non-U.S. plan assets consist of units in pooled investment funds. Non-U.S. obligations and assets are not considered material and hence these plans have been included with the U.S. plans in the funded status reconciliation.

Certain U.S. employees are covered by union-sponsored, collectively bargained, multi-employer pension plans.
Contributions and costs are determined in accordance with the provisions of negotiated labor contracts or terms of the plans. Pension expense for these plans was $1,726,000;
$1,305,000; and $1,203,000 in 1998, 1997 and 1996,
respectively.

Employees' Stock Ownership Plan

The Company has an Employee Stock Ownership Plan covering certain salaried employees. Amounts provided for this plan are approved by the Board of Directors and aggregated
$1,200,000 for the year ended June 30, 1998 and $1,000,000
for each of the years ended June 30, 1997 and 1996.

Profit Improvement Participation Share Plan

The Company has maintained a profit improvement incentive plan in which certain officers and employees participate.
The plan is being phased-out and, consequently, no new units have been awarded since 1995. Units under this plan were issued at the discretion of the Salary and Employee
Benefits Committee of the Board of Directors and were assigned a value equal to a multiple of earnings per share payable in five years based upon the net increase in earnings per share over the five-year period. Each fiscal year, amounts are charged or credited to operations to reflect this liability. Amounts charged/(credited) to operations for the years ended June 30, 1998, 1997 and 1996 were $780,000, $(259,000) and $(88,000), respectively. The last outstanding units will be paid with respect to the year ending June 30, 2000.

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

Postretirement cost is comprised of
the components listed below (in
thousands):
Year Ended June 30                  1998    1997      1996
Service costs for benefits
  earned during the period          $ 65    $ 77    $   92
Interest cost on projected
  benefit obligation                 583     559       651
Amortization of transition
amount                               317     309       402
                                   _____   _____   _______
Total postretirement costs          $965    $945    $1,145
                                   _____   _____   _______

The following table sets forth the funded status of the
Company's postretirement benefit plans other than pensions
(in thousands):
June 30                                     1998      1997
Accumulated benefit obligation:
Retirees                                 $ 4,674   $ 3,807
Eligible active employees                  1,762     1,501
Other active employees                     1,581     1,563
                                         _______   _______
Total                                      8,017     6,871
Unrecognized net loss                      1,261     2,455
Unrecognized transition obligation       (6,690)   (7,147)
                                         _______   _______
 Accrued postretirement cost             $ 2,588   $ 2,179
                                         _______   _______

The Company used an assumed discount rate of 7.25% for 1998 and 8.5% for 1997 and an assumed health care cost trend rate of 4% for 1998 and 1997. A 1% increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $773,000 and the postretirement cost by $67,000 in 1998.

Stock Option and Stock Purchase Plans

Stock Option Plans

At June 30, 1998, 636,906 shares of common stock were reserved for issuance under the Stock Option Plans. Of this amount, and as noted in the table below, 591,786 shares are for options granted but unexercised. Options may be granted at or below fair market value as of the date of grant and must be exercised within the period prescribed by the Salary and Employee Benefits Committee of the Board of Directors at the time of grant but not later than ten years from the date of grant. Certain options granted at fair market value can be exercised anytime after six months from the date of grant, and other options can only be exercised in accordance with vesting schedules prescribed by the Committee.

A summary of options issued under the plans is as follows:
                                             Number    Weighted Average
Year Ended June 30                       of options     Exercise Price
Outstanding, June 30, 1995
($6.75 to $31.00 per share)                 441,897           $15.94
Granted ($22.50 to $29.75 per share)        144,200            28.48
Exercised ($6.75 to $31.00 per share)      (64,552)            11.11
Canceled ($24.75 to $31.00 per share)       (3,800)            22.76
                                           ________          _______
Outstanding, June 30, 1996
($7.50 to $31.00 per share)                 517,745            19.98
Granted ($28.00 per share)                    5,000            28.00
Exercised ($8.00 to $20.75 per share)      (28,685)            11.12
Canceled ($29.75 to $31.00 per share)       (4,900)            27.43
                                           ________          _______
Outstanding, June 30, 1997
($7.50 to $31.00 per share)                 489,160            20.51
Granted ($27.1875 to $32.1875 per share)    201,150            28.55
Exercised ($7.50 to $31.00 per share)      (79,554)            13.55
Canceled ($20.75 to $31.5625 per share)    (18,970)            29.54
                                           ________          _______
Outstanding, June 30, 1998
($7.50 to $32.1875 per share)               591,786            23.89
                                           ________          _______
Exercisable, June 30, 1998
($7.50 to $31.00 per share)                 291,968           $20.15
                                           ________          _______

The following table sets forth information regarding
options outstanding at June 30, 1998:
                                                                                                        Weighted
                                                                   Weighted                             Average
                                               Weighted             Average         Number      Exercise Prices
    Number                Range of              Average      Remaining Life      Currently        for Currently
Of Options         Exercise Prices       Exercise Price             (Years)    Exercisable          Exercisable
    94,060          $7.50 - $12.50               $10.07                   3         94,060               $10.07
    50,350       $15.8125 - $22.50               $18.38                   3         40,510               $17.71
   155,896         $23.00 - $28.00               $24.31                   5         82,830               $23.95
   183,500        $28.375 - $28.50               $28.39                  10          6,800               $28.50
   107,980         $29.75 - $32.1875             $30.24                   8         67,768               $30.09
   _______        ________________               ______                  __        _______               ______
   591,786        $7.50 - $32.1875               $23.89                   7        291,968               $20.15

The Company uses the intrinsic value method to measure
compensation expense associated with grants of stock
options to employees. Had the Company used the fair value
method to measure compensation for grants after fiscal
1995, net income and earnings per share would have been as
follows:
Year Ended June 30 (In thousands)           1998       1997
Income before income taxes               $31,952    $42,815
Provision for income taxes                12,850     16,410
                                         _______    _______
Net income                               $19,102    $26,405
                                         _______    _______
Earnings per share:
Basic                                      $1.46      $1.98
Diluted                                    $1.45      $1.96
                                         _______    _______

Options granted during 1998 and 1997 had a weighted
average grant date fair value of $8.42 and $7.44,
respectively. The fair value of options on the grant date,
including the valuation of the option feature implicit in
the Company's stock purchase plan, was measured using the
Binomial option pricing model. Key assumptions used to
apply this pricing model are as follows:
Year Ended June 30                            1998      1997
Range of risk-free interest rates            5.74%     6.49%
                                             to 6.4%
Range of expected life of
option grants (in years)                         9         8

Expected volatility of underlying stock      17.1%     18.5%
                                             to 23.0%
Range of expected quarterly
dividends (per share)                        $0.19     $0.18
                                                       to $0.19

It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used and the model to value the awards yields a reasonable estimate of the fair value of the grants made under the circumstances.


Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan which allows employees to purchase shares of common stock of the Company at a 15% discount from market value. Shares of stock reserved for the plan were 372,968 at June 30, 1998.
Shares purchased under this plan aggregated 71,261;
85,222; and 76,082 in 1998, 1997 and 1996, respectively.

Shareholders Rights Plan

The Company has a Shareholders Rights Plan for which purchase rights have been distributed as a dividend at the rate of one right for each share of common stock held. The rights may be exercised only if an entity has acquired beneficial ownership of 20% or more of the Company's common stock, or announces an offer to acquire 30% or more of the Company.

Acquisitions and Dispositions

During fiscal 1998, the Company purchased two companies and a product line for $52,800,000 for cash, stock and a note. In October, the acquisition of the net assets of ACME Manufacturing Company for cash and a note was completed. ACME is a manufacturer of heating, ventilation and air conditioning pipe, duct and fittings for the home building industry. During the second quarter, the Company purchased a hardware product line, which included inventory and machinery, of an unrelated company. In
March, the Company acquired ATR Coil Company, Inc. for cash and shares of the Company's common stock. ATR Coil is a manufacturer of electronic coils and windings for the industrial, automotive and consumer markets.

During fiscal year 1997, the Company purchased five companies for $4,800,000 in cash and stock. Acquired were three mail order companies, a Christian bookstore company, and a publishing company.

These transactions were accounted for as purchases and,
accordingly, the consolidated financial statements include
the results of operations of the acquired businesses from
their respective acquisition dates. The purchase price of
the acquisitions was allocated to the assets acquired
based on their respective fair market values and resulted
in the recognition of goodwill of approximately
$18,500,000 and $1,500,000 in fiscal years 1998 and 1997,
respectively. If the above acquisitions had occurred as of
July 1, 1996, the unaudited pro forma consolidated results
of operations would have been as follows:
Year ended June 30
(in thousands except per share data)        1998      1997
Net sales                               $632,771  $624,313
Net income                                20,702    26,685
Earnings per share:
  Basic                                     1.58      2.00
  Diluted                                   1.57      1.98

In February 1998, the Company sold a division for net proceeds of approximately $2,600,000 and a net loss of $350,000. During fiscal year 1997, the Company sold a division and two product lines for net proceeds of approximately $5,200,000 and a net gain of approximately
$1,035,000.

RESTRUCTURING CHARGE

In June of fiscal year 1998, the Company recorded a restructuring charge of $12,758,000 before taxes. This action was intended to close, dispose of, or liquidate certain small underperforming and unprofitable operating plants, product lines and businesses. The charge has been recorded in the line item "Restructuring charge" on the Statements of Consolidated Income. The components of the charge include involuntary employee severance and benefit costs totaling $1,665,000, asset impairments of $10,061,000 and shutdown costs of $1,032,000. In 1998,
$200,000 was paid in cash.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended June 30, 1998 and 1997 are set forth on page
18.

Independent Auditors' Report

To the Board of Directors and Stockholders of Standex
International Corporation:

We have audited the accompanying consolidated balance sheets of Standex International Corporation and subsidiaries as of June 30, 1998 and 1997, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Standex International Corporation and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1998 in conformity with generally accepted accounting principles.




/S/ Deloitte & Touche LLP
                                        [Deloitte & Touche LLP logo]

Boston, Massachusetts
August 20, 1998

Corporate Headquarters
Standex International Corporation
6 Manor Parkway
Salem, NH 03079
(603) 893-9701
Facsimile: (603) 893-7324
http://www.standex.com

Common Stock
Listed on the New York Stock
Exchange (Ticker symbol:SXI)

Transfer Agent and Registrar:
Boston EquiServe
Box 8040, Mail Stop 45-02-64,
Boston, MA 02102-8040
(781) 575-3400
http://www.equiserve.com

Counsel
Hale and Dorr
60 State Street
Boston, MA 02109

Independent Auditors
Deloitte & Touche LLP
125 Summer Street
Boston, MA 02110

Shareholder Services
Stockholders should contact
Standex's Transfer Agent (Boston
EquiServe, Box 8040, Mail Stop 45-
02-64, Boston, MA 02102-8040)
regarding changes in name, address
or ownership of stock; lost
certificates or dividends; and
consolidation of accounts.

Form 10-K
Shareholders may obtain a copy of
Standex's Form 10-K Annual Report,
as filed with the Securities and
Exchange Commission without charge
by writing to: Standex Investor
Relations Department, 6 Manor
Parkway, Salem, NH 03079

Stockholder Meeting
The Annual Meeting of Stockholders
will be held at 11:00 AM on
Tuesday, October 27, 1998 at
BankBoston, Auditorium, Main Lobby,
100 Federal Street, Boston, MA

Essential products for your world

Board of directors

Thomas L. King*
Chairman of the Board

Edward J. Trainor*
President and Chief Executive Officer

John Bolten, Jr.+
Consultant

William L. Brown*
Former Chairman of the Board of
Bank of Boston Corporation and
The First National Bank of Boston

David R. Crichton
Executive Vice President/Operations

Samuel S. Dennis 3d*+
Retired Partner,
Hale and Dorr, Attorneys

William R. Fenoglio
Former President and Chief
Executive Officer of Augat Inc.

Walter F. Greeley
Chairman, High Street Associates,
An Investment Partnership

Daniel B. Hogan, Ph.D.
President, The Apollo Group,
Management Consultants

C. Kevin Landry
Managing Partner, T.A. Associates,
A Venture Capital Firm

H. Nicholas Muller, III, Ph.D.
President, CEO
Frank Lloyd Wright Foundation

Sol Sackel
Former Senior Vice President
of the Company

Lindsay M. Sedwick
Senior Vice President and
Chief Financial Officer
(Retired effective June 30, 1998)

Corporate officers

Thomas L. King
Chairman of the Board

Edward J. Trainor
President and
Chief Executive Officer

David R. Crichton
Executive Vice President/Operations

Lindsay M. Sedwick
Senior Vice President and
Chief Financial Officer
(Retired effective June 30, 1998)

Edward F. Paquette
Vice President and
Chief Financial Officer
(Elected CFO effective July 1, 1998)

Deborah A. Rosen
General Counsel and Secretary

Robert R. Kettinger
Corporate Controller


Daniel C.  Potter
Assistant Treasurer and
Corporate Tax Manager

Mark R. Hampton
Assistant Treasurer/Europe

Operating divisions

Industrial

David R. Crichton
Group Vice President
Industrial Group

James Burn International
Custom Hoists
Spincraft
Roehlen Industries
     Eastern Engraving
     Keller-Dorian
     Mold-Tech
     Roehlen Engraving
     Standex GmbH
Jarvis Caster Group
     Can-Am Casters and Wheels
Standex Electronics
     ATR Coil Company

Food service

Jerry G. Griffin
Group Vice President
Food Service Group

Procon Products
Master-Bilt Products
Federal Industries
United Service Equipment Company
     General Slicing
BKI Worldwide
     BKI USA
     Barbecue King UK
H.F. Coors China
     Mason Candlelight

Consumer

Edward J. Trainor
Group Vice President
Consumer Group

Standard Publishing
Berean Christian Stores
Standex Direct
National Metal Industries
Williams Healthcare Systems
Standex Air Distribution Products
     Snappy/ACME/ALCO

*Member of Executive Committee
+Founder of Company


Industrial [Photo of cylinders top left]
Food service [Photo of bakery case center]
Consumer [Photo of books right bottom]

STANDEX
6 Manor Parkway  Salem, NH 03079  603.893.9701
www.standex.com

931-AR-98