Form 10-K, Exhibit 13
period 1999-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 1999-09-22
CIK 310354

IMAGINE.
Standex 1999 Annual Report to Shareholders

Caption: The cover of this annual report was embossed using a plate made by Standex's Mold-Tech Northeast unit.

As you read our annual report, Imagine how your life has been enriched by the essential products made by Standex.


FINANCIAL HIGHLIGHTS

1999 HIGHLIGHTS
Standex is a global, multi-industry company that manufactures and markets products through 16 business units and 92 facilities in 14 countries. Our strategy is to make synergistic acquisitions and invest in businesses that generate solid revenues and earnings streams, and then to reinvest for long-term growth - while providing attractive current returns to our shareholders.

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

Standex International. We make essential products that add value to your world.

Year Ended June 30                1999         1998           1997           1996           1995
OPERATIONS
Net Sales                 $641,399,507 $616,180,090   $564,623,458   $562,678,620   $569,292,824
Net Income**                31,361,263   20,148,905     26,918,588     30,713,794     34,976,944
Return on Sales**                 4.9%         3.3%           4.8%           5.5%           6.1%
Return on Equity**               19.3%        13.8%          19.1%          22.8%          26.4%
Depreciation                13,769,691   13,851,599     12,777,339     12,497,148     12,355,863
Interest Expense            11,154,869   10,779,015      8,497,425      9,047,701      8,367,075

PER SHARE DATA
Net Sales*                      $49.20       $46.61         $41.85         $40.40         $39.15
Earnings:**
  Basic                           2.42         1.54           2.02           2.24           2.45
  Diluted                         2.41         1.52           2.00           2.21           2.41
Book Value                       12.59        11.19          10.75          10.01           9.45
Dividends                          .76          .76            .75            .71            .63
Average Shares

Outstanding:
  Basic                     12,971,613   13,072,105     13,337,197     13,735,643     14,281,363
  Diluted                   13,037,423   13,218,892     13,490,810     13,927,223     14,540,476

*Amounts calculated using average diluted shares outstanding.
**Fiscal 1995 amounts exclude a non-recurring net after tax gain from the disposition of businesses and product lines of $3,343,000 or $.23 per share
(both basic and diluted).




LETTER TO OUR SHAREHOLDERS

[Photo: Thomas L. King and Edward J. Trainor]

Caption: Thomas L. King, Chairman of the Board
Edward J. Trainor, President and Chief Executive Officer

[Photo: Edward F. Paquette, Deborah A. Rosen and David R. Crichton]

Caption: Edward F. Paquette, Vice President and Chief Financial Officer Deborah A. Rosen, Vice President, General Counsel and Secretary
David R. Crichton, Executive Vice President/Operations

To Our Shareholders,

HIGHLIGHTS

Record sales ($641.4 million) and the second highest historical earnings ($31.4 million) highlighted Fiscal 1999. Last year we indicated that 1998 was a transition year and the refocusing should begin to manifest itself in Fiscal 1999. It did. We have assimilated the acquisitions of ACME Manufacturing and ATR Coil Company, divested three business units and closed one manufacturing plant. Management realignment has been accomplished and a new performance driven management planning and compensation program has been implemented.

The Stock Market made a major adjustment to small capitalization stocks like Standex, which dropped small cap values as much as 50% in just a few weeks. While our stock has recovered some of its lost value, we have not returned to our year ago levels in spite of improved performance. We believe that over time the market cycle will improve and our stock should rebound accordingly. In the meantime, we must concentrate on continuous productivity improvements, increasing sales and earnings from existing operations, and finding synergistic strategic acquisitions to fuel our growth in the years ahead.

FINANCIAL PERFORMANCE

Book Value Per Share reached a new record at $12.59 and the debt-to-capital ratio was reduced from 53.2% to 48.4%. Return on Sales was 4.9% and Return on Equity was 19.3%. Cash Flow as measured by EBITDA, improved $18.7 million and the current ratio stands at 2.8 to 1.

Capital Expenditures needed to provide growth and support our existing business units remained relatively high at $16.8 million, and we repurchased 314,000 shares of Standex Common Stock. While considerable time was allocated to the reorganization and refocusing discussed above; we did make two small acquisitions that should improve the technological base of our operating businesses in the near future. We have delivered nine consecutive quarters of increased year over year earnings comparisons and have paid continuous quarterly dividends for 35 years. The financial strength of the Company is very solid going into the new century.

OUTLOOK

The business climate at the present time is a two-edged sword. The economy is strong, creating demand; inflation is low which keeps raw materials prices down but makes price increases difficult for us to obtain. In fact, major consolidations and the lower cost of imports due to Asian overcapacity has many US manufacturers in a deflationary cycle. Unemployment is low making it difficult to find qualified labor and pressure on higher wages is building. Nevertheless, we have shown that by prudent investments and a disciplined acquisition policy we can maintain or improve our Gross Profit Margins which this year overall remained stable at 33% of sales in spite of an earnings problem at one of our larger divisions. The focus for FY 2000 will be on solidifying the changes already implemented, and providing strategic direction that will emphasize growth in the years ahead.

We would be remiss if we did not recognize the contributions of our employees and the guidance of our directors in making 1999 a successful year.

/s/Edward J. Trainor
Edward J. Trainor
President and Chief Executive Officer

/s/Thomas L. King
Thomas L. King
Chairman of the Board


ESSENTIAL PRODUCTS FOR THE WORLD OF FOOD SERVICE

[Photo:  Chef Harry Green in the kitchen of St. Francis Hospital]

Imagine how food freshness, flavor, texture and appeal are enhanced by Standex...
 ...adding to your enjoyment of a soft drink, delight in a pastry or satisfaction and convenience when you purchase a prepared meal at your supermarket. You may not even realize how often you're being served with the help of a Standex product: that your pastry was displayed in a case made by a Standex company, that your espresso was brewed with the help of one of our pumps or that the ready-to-eat dinner you brought home last night was prepared using Standex food preparation equipment.

Chances are good that Standex companies help you savor life a bit more every day.

[Photo: Seattle's Best Coffee shop showing a Federal Industries Case, an espresso machine, and customers.]

Caption: Seattle's Best Coffee shops feature Federal Industries' refrigerated cases and espresso machines using Procon pumps.

[Photo: Chef Thomas Vieli carving chicken with the oven rotissery in the background.]

Caption: BKI's corporate chef, Thomas Vieli, demonstrates a parallel between the use of quality cooking equipment and the serving of fine food.


You'll find the products of the Standex Food Service Group in supermarkets, gourmet shops, convenience stores, bakeries, and even institutional kitchens, satisfying the changing tastes and more sophisticated palettes of today's time-pressed, convenience-oriented consumers.

For example, today's dual-earner families typically enjoy higher incomes, but they also have less and less time for shopping, cooking and traditional family meals. The result: a growing trend in the US and Europe called home meal replacement (HMR). If you've ever stopped at a market or restaurant after work to "pick up supper" and brought home a complete meal to go, you're part of the HMR trend. And your meal may have been prepared with the help of commercial food preparation equipment made by our BKI unit - including ovens/rotisseries, pressure fryers, and low-temperature cook-and-hold ovens and heated display cases. Today, these systems are installed in thousands of supermarkets, restaurants, institutional food kitchens, delicatessens and convenience stores. Managed as a single global business, BKI Worldwide has manufacturing locations in the US and England, as well as distribution networks in dynamic Far Eastern and South American markets.

You may also have benefited from Standex food preparation technology at breakfast or lunch. Did you have an espresso or soft drink? The dispensing machines may have used a pump from our Procon Products unit. This global company, with operations in Europe and the US, uses state-of-the-art manufacturing techniques, including robotic systems and direct numerical control computer technologies, to maximize efficiency and quality and provide additional capacity to meet rising demand.

If you selected a food item from a refrigerated or heated display case, Standex's Master-Bilt or Federal Industries units may well have built that system. Master-Bilt's refrigerated cabinets, cases, display units and modular walk-in refrigerators/freezers can be found in restaurants, supermarkets, pharmacies and convenience stores across the country. One of the first companies to provide precise temperature control for truly healthful refrigeration, Master-Bilt is a leader in designing equipment that maximizes food safety by minimizing temperature fluctuations in all types of merchandising and storage environments.

Federal Industries is an established leader in merchandising and display cases for restaurants, supermarkets, convenience stores, bakeries, delis and confectionery shops. For over 60 years, the company has built a strong market position by custom designing and manufacturing modular merchandising and presentation centers that match the retailer's concept. The result: our customers increase sales because their products are presented distinctively and attractively.

We're even helping to increase the appeal of the food served by hospitals, schools and colleges, correctional facilities and other institutions where food may be prepared at one location and served at another. Our Unitron V Feeding System manufactured by our USECO division was the first US system to introduce convection reheating technology, which uses circulating air to reheat chilled foods, combined with standard conduction techniques, which heat the serving plate. Not only are more of the food's texture and flavor preserved, but both hot and cold food temperatures can be maintained on the same tray.

Standex Food Service Companies:
BKI Worldwide
Master-Bilt Products
Federal Industries
United Service Equipment Company
H.F. Coors China/Mason Candlelight
Procon Products

ESSENTIAL PRODUCTS FOR THE WORLD OF INDUSTRY
[Photo: A man using a cell phone with a car next to him and a factory and street behind him.]

Imagine the many ways that Standex makes your industrial products more useful and competitive...with textures that make your products more appealing and distinctive, electronic devices that make the OEM components you manufacture more functional and easier to assemble, including exotic metals and precisely machined fuel tank domes for satellite launch vehicles. The things we make and do - and the quality and innovation that distinguish us - add value and functionality to industrial products in a host of settings, from the construction and automotive industries, to aerospace, telecommunications, packaging and consumer goods.

The Standex name may be invisible to the end-user, but the functionality and value we add give products a distinctive edge.

[Photo:  An airplane service truck next to a plane.]

Caption: Airplane service trucks utilize Custom Hoists cylinders.

[Photo: A communications satellite]

Caption: Communications satellites are launched using Spincraft fuel tank domes.

[Photo:  Luggage cart]

Caption: Jarvis casters move your luggage at major hotels worldwide.


Caption: Eastern Engraving's matched metal rolls and print-to-register embossing systems apply decorative embossed patterns to a variety of products we use everyday.

[Photo: Artistry cosmetic boxes, Hawaiian Tropic bottle, Carefree and Icebreakers imprinted foil wrapping, Klondike bar foil wrapping, Titanic embossed video cassette box, White Diamonds perfume box, Hanes Silk Reflections hosiery package, and foil wrapping paper.]

Regardless of the industry, companies are faced with a daily challenge: how to compete effectively in an environment that is increasingly sophisticated, constantly accelerating and always cost-conscious. The companies of the Standex Industrial Group understand the challenge - and deliver customer solutions everyday that can enhance the appeal of our customers' products, enhance the speed and efficiency of the manufacturing process and help add value to our customers' products in the marketplace.

Consider one of the most basic - but subtle - of all product characteristics: texture. Standex is the world leader in texturizing: creating the three-dimensional surfaces that make products more appealing, easier to grasp and use - and sell. We not only understand current end-user needs and expectations, but also the competitive environment in which our customers operate. To help our customers compete, we've shortened the time it takes for us to apply a texture to their product, or to deliver a complete, new texturizing system for use in the customer's own plant.

For example, our Roehlen Embossing unit creates and delivers texturizing systems that produce textured designs: rolls, plates and machines apply textures and patterns to products like vinyl siding, wall coverings, fine writing papers, even the leather basketballs and footballs that are used by professionals and neighborhood kids alike. Similarly, our Mold-Tech unit - with 18 facilities and 3 licensees in 15 countries, the only truly global texturizing resource - has installed the industry's most advanced optical imaging systems, allowing OEMs and marketers to incorporate new patterns and textures into their designs in a matter of days.

Another Standex unit, James Burn, is a leader in the related graphic arts area. The Unit's premier brand Wire-O(R) double-loop wire binding system is specified by designers worldwide, who use it to add a creative edge as well as flexibility to manuals, calendars, diaries, brochures and other printed materials. Chances are, there is a Wire-O(R) bound publication in your office right now.

Automated assembly has become an important strategy in many of the OEM markets we serve, as companies strive to increase productivity and reliability. Designing and manufacturing electronic products that meet the demands of automated assembly are core competencies of Standex Electronics, which makes reed switches, sensors, miniature coils, magnetic components and connectors that are found in a wide range of applications. The last time your windshield washer low fluid light flashed, or the streetlight outside your house switched on, it was probably triggered by a Standex sensor or ignitor.

Contrast the tiny components of Standex Electronics with the products of Standex's Spincraft unit. Home of the world's largest aluminum quenching furnace and the world's most powerful spin lathes, Spincraft transforms multi-ton sheets of metal into fuel tank domes for the rockets that carry communications satellites aloft, a capability that makes Spincraft a major supplier of high-tech components to the global aerospace industry.

Standex is well positioned to capitalize on the boom in infrastructure construction now underway in both developed and emerging economies. Our Custom Hoists unit makes hydraulic telescopic cylinders for dump trucks and trailers. And think for a moment about the last time a luggage cart brought your bags up to your hotel room. Chances are it rolled on wheels made by the Jarvis Caster Group, another Standex unit. With more than 6,000 items in its product catalogs, Jarvis casters provide mobility to almost anything that rolls.

Standex Industrial Companies:
Jarvis Caster Group
Standex Electronics
James Burn
Custom hoists
Spincraft
Roehlen Industries


ESSENTIAL PRODUCTS FOR THE WORLD OF CONSUMER PRODUCTS
[Photo: A woman and child at the kitchen table reading a bible with Standex Direct products on the table.]

Imagine the many ways that Standex touches your home and family life...by helping you explore, live and pass on your religious values to your children, shop for the finest specialty food products without leaving your home, even live more comfortably with quality heating and air conditioning products. The things we do are an ideal fit with the lifestyle and aspirations of today's families. Although you'll never see our name on a religious book, gourmet food or air distribution product, we're there - adding convenience, saving you time and enhancing the quality of your life.

[Photo:  A Berean Christian Store]

Caption: Our Berean(R) Christian Stores provide the best in bookstores today.

[Photo:  Construction workers using duct work from Snappy.]

Caption: High quality heating and air conditioning ductwork from Standex Air Distribution being installed to bring comfort to your home.

Our understanding of our market trends makes us a leader in a range of attractive consumer businesses.

Amidst our society's affluence, many would ask only for more time to spend at home with family. We are increasingly concerned with how well we invest our time and energies - how we live our lives and fulfill our most important values. Virtually all of the companies in the Standex Consumer Group offer exceptional benefits and advantages to families and individuals facing these challenges.

For example, your family may welcome the offerings of catalogue companies as a way to discover new products or purchase favorite products with new convenience. Through the six catalogue units of Standex Direct, we offer consumers the ability to place an order for Texas Ruby Red Grapefruit, Vidalia(R)* onions from Georgia, and some of the Southwest's most appetizing salsas, in minutes without leaving home. You can shop by phone or by Internet, whenever you want, 24 hours a day.

Each product individually enjoys a unique and attractive niche in its marketplace. We aggressively manage the individual mailing lists for the six product lines to exploit cross-selling opportunities through our direct mail and telemarketing activities. Furthermore, our integrated fulfillment and logistics capabilities help us lower our costs and ensure that perishable items are delivered to you fresh from the farm.

Ownership of the dream home has become a reality for an ever-widening segment of our society. We also see a growing number of homeowners invest in their current properties to transform them into ones that offer many modern day comforts and amenities. If you've recently built or remodeled, there's an excellent chance that a Standex company manufactured the products for improving the air quality in your home. Our Standex Air Distribution unit designs and manufactures products that help keep you warm in the winter, cool in the summer and breathing fresh air by exchanging the stale air that accumulates in today's better insulated residences. Delivering fresh air while conserving energy helps mitigate the risks of radon and other forms of air pollution in an effective and economical manner. We operate nine manufacturing facilities across the US to ensure superior service to national and regional HVAC distributors.

Among the oldest of all our businesses are our Standard Publishing and Berean(R) Christian Stores units. Propelled by the reemergence of religion in the US, both units are premier franchises in their respective markets, and both are a steady and increasing source of cash flow and earnings.

Long the leading publisher of non-denominational religious materials, Vacation Bible School programs and children's books, Standard Publishing also publishes magazines with a weekly circulation exceeding 170,000. Building on strength in traditional media, the unit has become a leader in new products and packaging designed to appeal to an increasingly youthful, computer-oriented religious audience. By combining the traditional with the power of new media, we have developed a range of CD-ROM/book combinations that are changing the landscape of religious publishing. Standard's children's bible storybooks consistently appear on the industry's bestseller list.

Enter a Berean(R) store and you might think you'd walked into one of the superstores of another major national bookseller. Large and modern, the stores average over 15,000 square feet - typically much larger than our competitors and offering a much wider selection. Berean(R) stores also reflect the latest trends in book and retail merchandising. For example, as parents' concerns about recent events in public schools drive a greater interest in home schooling, our stores are either adding or expanding a home schooling section. Here, the concerned parent can find books, educational aids and other supporting material for teaching children in the home. This material focuses both on the ABCs and the Christian values that our customers have embraced.

*A registered trademark of the Georgia Department of Agriculture.

Standex Consumer Companies:
Standard Publishing
Berean(R) Christian Stores
Standex Direct
Standex Air Distribution Products



MANAGEMENT'S DISCUSSION AND ANALYSIS

Statements contained in the following "Management's Discussion and Analysis" that are not based on historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms or variations of those terms or the negative of those terms. There are many factors that affect the Company's business and the results of its operations and may cause the actual results of operations in future periods to differ materially from those currently expected or desired. These factors include uncertainties in competitive pricing pressures, general domestic and international business and economic conditions and market demand.

LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended June 30, 1999, the Company invested $16.8 million in plant and equipment, purchased $7.5 million of the Company's Common Stock, paid out $9.9 million in cash dividends to the Company's shareholders and paid down debt by a net amount of $14.9 million. The Company primarily funded these expenditures with its net operating cash flows which aggregated $37.1 million.

In June of fiscal year 1998, the Company recorded a restructuring charge of $12.8 million before taxes. This action was intended to close, dispose of, or liquidate certain small underperforming and unprofitable operating plants, product lines and businesses. The charge was recorded in the line item "Restructuring (credit) charge" on the Statements of Consolidated Income. This charge and the related reserve activity are discussed in the Notes to the Consolidated Financial Statements. During fiscal 1999, as part of this restructuring, the Company sold its Christmas Tree Stand product line in the second quarter, its SXI Technologies division in January 1999 and its Williams Healthcare division in April 1999.

Net Cash Provided by Operating Activities was $37.1 million in 1999, an increase of $4.9 million as compared to $32.2 million in 1998. This increase was primarily due to $2.5 million expended relative to restructuring activities in 1999 and other changes in working capital accounts.

In October, the Company negotiated unsecured loan agreements with two institutional lenders in the amount of $25 million. The loans have a fixed interest rate of 6.8% and are repayable in lump-sum payments in October 2008. These unsecured notes are more fully described in the Notes to the Consolidated Financial Statements.

As of June 30, 1999, the Company had the ability to borrow an additional $103.2 million under existing bank credit agreements. The Company believes that this resource, along with the Company's internally generated funds, will be sufficient to meet anticipated cash funding needs for the foreseeable future. The Company's existing bank credit agreements are described in the Notes to the Consolidated Financial Statements.

The Company's policy of using its funds to make acquisitions when conditions are favorable, invest in property, plant and equipment, pay dividends and purchase its Common Stock is expected to continue.

FISCAL 1999 AS COMPARED TO FISCAL 1998

Net Sales for the year ended June 30, 1999 increased $25.2 million as compared to the same period in the prior year. The majority of this increase came from the added sales of ACME Manufacturing Company (ACME) which was acquired in October 1997. These added sales were partially offset by the absence of sales from the Doubleday Bros. product lines that were disposed of in the prior year. Excluding the acquisition and dispositions, management believes the majority of fluctuations in Net Sales reported by each segment are a result of changes in unit volumes and consumer demand. In addition, although changes in the average foreign exchange rates from 1998 to 1999 had a negative effect on Net Sales in 1999, the total effect of such changes was not significant.

For the year ended June 30, 1999, the Food Service Segment reported a slight decrease in Net Sales as compared to the prior year. This decline was mainly due to the closure of a Nevada operation and sluggish demand in the beverage dispensing industry. Net Sales in the Industrial Segment were flat as compared to the same period in the prior year. While most divisions in the Industrial Segment posted solid increases over last year, the poor performance of our binding division and the absence of sales from the disposition of Doubleday Bros. in the second half of fiscal 1998 offset these gains. The Consumer Segment's Net Sales increased by $26.0 million when compared to fiscal 1998 due to the acquisition of ACME, as noted above, and improved demand. Except for a small decline in one unit, all Consumer divisions experienced improved customer demand.

The Gross Profit Margin Percentage ("GPMP") remained essentially the same (32.8% vs. 32.5%) for both the current and prior year. The Food Service Segment reported a GPMP of 31.3%, as compared to the prior year percentage of 29.7%; this was the result of the disposition of a Nevada operation and reduced costs at several companies. The GPMP reported in the Industrial Segment was 31.1%, a small decline from the previous year's percentage of 31.9%. Continued poor performance from the Company's binding division offset solid positive performances at most of the other Industrial divisions. The Consumer Segment's GPMP remained relatively unchanged at 35.4% in fiscal 1999 versus 35.6% last year.

Selling, General and Administrative Expenses ("SG&A") increased by $3.6 million when compared to the same period in the prior year. The majority of this increase ($2.9 million) was from the additional SG&A expenses of ACME and the remainder due primarily to the addition of two Berean Bookstores during fiscal 1998. None of the remaining fluctuations in SG&A reported by the Company's three segments were individually significant and corresponded with the changes in Net Sales discussed above.

A restructuring credit of $1,016,000 was recorded in the second half of fiscal 1999 and relates to a $12.8 million restructuring charge recorded in the fourth quarter of fiscal 1998. This credit is more fully described in the Notes to the Consolidated Financial Statements.

Interest Expense increased by 3.5%, or $376,000, when compared to fiscal 1998 as the Company incurred a full year of interest charges on the increased borrowings related to the ACME acquisition as compared to nine months in the prior year and moderately higher interest rates.

The above factors resulted in an $18.4 million increase in Income Before Income Taxes for the year ended June 30, 1999. The effective tax rate in fiscal 1999 did not vary from what was reported in fiscal 1998 (39.1%); as a result, Net Income rose $11.2 million or 55.6% when compared to the same period in the prior year.

FISCAL 1998 AS COMPARED TO FISCAL 1997

Net Sales increased by $51.6 million, or 9.1%, for the year ended June 30, 1998 as compared to the fiscal 1997. Substantially all of this increase came from acquisitions, primarily ACME, and was partially offset by the absence of sales from businesses disposed of in the prior year. Excluding these acquisitions, management believes that the majority of fluctuations in Net Sales reported by each segment are primarily due to changes in unit volumes and market demand. In addition, although changes in the average foreign exchange rates from June 30, 1997 to June 30, 1998 also had a negative impact on Net Sales, the total effect was not significant.

The Consumer Segment reported the largest segment increase in Net Sales of $46.9 million for the year ended June 30, 1998. Standex Air Distribution Products Divisions accounted for the majority of this sales growth, as a result of the ACME acquisition. Also, Berean Christian Stores' Net Sales increased 10% due to new stores and improved consumer demand.

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

In the Industrial Segment Net Sales declined by $1.7 million as compared to the prior year. While increased demand resulted in higher sales at several divisions, these increases were offset by the absence of sales from the disposition of Doubleday product lines made in 1997 and continued sluggishness in some of our European companies.

The GPMP registered a slight decrease in 1998 to 32.5% from 33% in 1997. The GPMP reported in the Consumer Segment fell to 35.6%, a decline from the prior year's percentage of 39.0% primarily due to lower initial margins at ACME. The GPMP reported in the Industrial Segment remained relatively constant at 31.9% versus 32.1% in 1997. The Food Service Segment reported an increase in GPMP from 27.9% in 1997 to 29.7% in 1998 as a result of reduced costs at several divisions.

The SG&A increased by $9.5 million in fiscal 1998 when compared to the prior year primarily due to the additional SG&A expenses from acquisitions. Excluding acquisitions, the fluctuations reported in both the Consumer and Food Service Segments were in direct proportion to their growth in Net Sales. These increases were partially offset by a reduction in SG&A reported in the Industrial Segment where dispositions in the second halves of both fiscal 1998 and fiscal 1997 accounted for most of the decline in these expenses in this Segment. None of the remaining fluctuations reported by the Company's three segments were individually significant.

Interest Expense rose by $2.3 million due to increased borrowings to finance acquisitions and due to higher interest rates.

A restructuring charge of $12.8 million was recorded in the fourth quarter of fiscal 1998 in connection with the implementation of a restructuring plan. This plan involves the closing, disposal and liquidation of certain relatively small under-performing and unprofitable operating plants, product lines and businesses. This charge is more fully described in the Notes to the Consolidated Financial Statements.

The above factors resulted in a decline in Income Before Income Taxes of $10.5 million, or 24.0%. The effective tax rate increased in 1998 to 39.1% versus 38.1% in 1997 due to several factors, the most significant being the absence in the fiscal 1998 of certain foreign tax credits. None of the remaining factors were individually significant.

Due to the above factors, Net Income declined $6.8 million, or 25.1%.

OTHER MATTERS

Inflation - Inflation has not been a significant factor in fiscal 1999, 1998 and 1997 mainly due to fairly stable labor and material costs.

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

Year 2000 Computer Issues - Under a program started in November 1997, the Company conducted a review of its computer systems and identified the programs and applications that were affected by the widely discussed software problems associated with the Year 2000. As of June 30,1999, the Company's critical systems have either been appropriately modified and tested or have been replaced with software that is Year 2000 compliant. The total cost of modifying all programs, which has been charged to expense (primarily in fiscal year 1998), was approximately $600,000.

The Company has also communicated with key suppliers, financial institutions and others with which it and its various operating units do business, to assure that such third parties are also timely addressing and rectifying their "Year 2000" issues. However, the Company believes it has alternate vendors who could provide for the Company's needs if current vendors are negatively impacted.

NEW ACCOUNTING PRONOUNCEMENTS

As discussed in the Notes to the Consolidated Financial Statements in fiscal 1999, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") Nos. 130, 131 and 132, as well as Statement of Position No. 98-1.

In June 1998, Financial Accounting Standards Board released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities and will be effective for the Company in fiscal 2001. Management is currently evaluating the effect of adopting SFAS No. 133 on the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to market risk associated with changes in foreign currency exchange rates and interest rates. The Company mitigates certain of its foreign currency exchange rate risk by entering into forward foreign currency contracts. These contracts are primarily used as a hedge against anticipated foreign cash flows, such as dividend and loan payments, and are not used for trading or speculative purposes. The fair value of the forward foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates, as an adverse change in foreign currency exchange rates from market rates would decrease the fair value of the contracts. However, any such losses or gains would generally be offset by corresponding gains and losses respectively, on the related hedged asset or liability. Due to the absence of forward foreign currency contracts at June 30, 1999, the Company did not have any fair value exposure.

The Company's interest rate exposure is limited primarily to interest rate changes on its variable rate revolving credit agreement (the "Credit Agreement"). As of June 30, 1999, a hypothetical 10% immediate increase in interest rates would increase the Company's annual interest expense by $387,000. In June 1999, the Company entered into interest rate swap agreements to fix the interest rate on its short-term borrowings. At June 30, 1999, the fair value of the Company's interest rate swap agreements would not be materially affected by a 10% adverse change in interest rates.

Approximately $75.0 million of the Company's long-term debt at June 30, 1999 is at fixed interest rates. Accordingly, there would be no immediate impact on the Company's interest expense associated with its long-term debt due to fluctuations in market interest rates. However, based on a hypothetical 10% immediate decrease in market interest rates, the fair value of the Company's long-term debt, would be increased by approximately $3.9 million as of June 30, 1999. Such fair value changes may affect the Company's determination as to whether to retain, replace or retire its long-term debt.

FIVE-YEAR FINANCIAL REVIEW
Standex International Corporation and Subsidiaries
(In thousands, except per share data)     1999          1998      1997          1996        1995

Year Ended June 30
Summary of Operations
Net sales                             $641,400       $616,180   $564,623    $562,679   $569,293
Gross profit                           210,126        200,548    186,131     185,267    192,540
Interest expense                        11,155         10,779      8,497       9,048      8,367
Income before income taxes              51,491         33,064     43,516      48,124     57,803
Provision for income taxes              20,130         12,915     16,597      17,410     19,483
Net income                              31,361         20,149     26,919      30,714     38,320

Per Share Data
Net sales (diluted)                      49.20          46.61      41.85       40.40      39.15
Earnings:
  Basic                                   2.42           1.54       2.02        2.24       2.68
  Diluted                                 2.41           1.52       2.00        2.21       2.64
Dividends paid                            0.76           0.76       0.75        0.71       0.63
Book value                               12.59          11.19      10.75       10.01       9.45
Average shares outstanding:
  Basic                                 12,972         13,072     13,337      13,736     14,281
  Diluted                               13,037         13,219     13,491      13,927     14,540

June 30 Financial Condition
Working capital                        146,514        148,943    136,946     138,860    143,135
Current ratio                             2.79           2.73       2.95        3.03       2.85
Property, plant and equipment - net    104,783        102,973     85,598      86,616     84,528
Total assets                           410,396        411,242    341,038     335,333    342,702
Long-term debt                         148,111        163,448    112,347     113,822    111,845
Stockholders' equity                   162,301        146,197    141,185     134,691    132,352

Sales and Earnings By Quarter
Year Ended June 30 (Unaudited)
(In thousands, except per share data)         1999                                  1998
                         First    Second     Third    Fourth     First    Second     Third    Fourth
Net sales             $157,377    $171,171  $152,247  $160,605  $141,061  $168,090  $148,549  $158,480
Gross profit            49,917      58,611    50,655    50,943    45,865    56,781    47,987    49,915
Net income (loss)        7,957       9,404     6,631     7,369     7,659     8,322     4,987     (819)
Earnings (loss)
  per share:
    Basic                 0.61        0.72      0.52      0.57      0.58      0.64      0.38    (0.06)
    Diluted               0.61        0.72      0.51      0.57      0.58      0.63      0.38    (0.07)

Common Stock Prices and Dividends Paid
                                                   Common Stock Price Range
Year Ended June 30           1999             1998
Dividends Per Share
                             High          Low        High         Low       1999          1998
First quarter            $29-9/16     $21-3/16     $32-1/4    $28-1/16      $0.19         $0.19
Second quarter             28-1/8       19-3/8      36-13/16        32       0.19          0.19
Third quarter              27-1/4       21-5/8      35-1/4      27-1/4       0.19          0.19
Fourth quarter             28-9/16      21-3/16     31-1/2      29-1/2       0.19          0.19

Distribution of the 1999 Sales Dollar

Materials and services                           $365,324,000            57%
Wages, salaries and employee benefits             199,660,000            31
Depreciation and amortization                      13,770,000             2
Interest on borrowed money                         11,155,000             2
Income taxes                                       20,130,000             3
Reinvested in the Company                          21,483,000             3
Dividends to stockholders                           9,878,000             2

Total                                            $641,400,000            100%

STATEMENTS OF CONSOLIDATED INCOME
Standex International Corporation and Subsidiaries

Year Ended June 30                                             1999            1998           1997
Net Sales                                              $641,399,507    $616,180,090   $564,623,458
Cost of Products Sold                                   431,273,630     415,632,167    378,492,546

  Gross profit                                          210,125,877     200,547,923    186,130,912
Selling, General and Administrative Expenses                            149,197,179    145,590,536
136,059,197
Restructuring (credit) charge                           (1,015,762)      12,758,000              -

Income from Operations                                   61,944,460      42,199,387     50,071,715

Other Income (Expense):
Interest expense                                       (11,154,869)    (10,779,015)    (8,497,425)
Interest and other income                                   701,672       1,993,533        906,371
Net (loss) gain on disposition of
 businesses and product lines                                     -       (350,000)      1,034,927

  Total other expense, net                             (10,453,197)     (9,135,482)    (6,556,127)

Income Before Income Taxes                               51,491,263      33,063,905     43,515,588
Provision for Income Taxes                               20,130,000      12,915,000     16,597,000

Net Income                                             $ 31,361,263    $ 20,148,905   $ 26,918,588

Earnings Per Share:
  Basic                                                $       2.42    $       1.54   $       2.02
  Diluted                                              $       2.41    $       1.52   $       2.00

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                             Accumulated
                                                 Additional                  Other                                      Total
                                                 Paid-in      Retained       Comprehensive      Treasury Stock         Stockholders'
Year Ended June 30                 Common Stock  Capital      Earnings       Income         Shares      Amount         Equity
Balance, July 1, 1996              $41,976,417   $3,377,698   $296,991,372   $(571,833)     14,534,837  $(207,082,935) $134,690,719
Stock issued for employee stock
options and stock purchase plan,
net of related income tax benefit                959,999                                    (113,900)   1,641,943      2,601,942
Stock issued in conjunction with
   acquisition                                   1,325,527                                  (79,616)    1,142,569      2,468,096
Treasury stock acquired                                                                     513,251     (14,981,914)   (14,981,914)
Comprehensive income:
Net income                                                    26,918,588                                               26,918,588
Foreign currency translation
   adjustment                                                                (510,568)                                 (510,568)
Total comprehensive income                                                                                             26,408,020
Dividends paid (75 cents per share)                           (10,001,657)                                             (10,001,657)

Balance, June 30, 1997             41,976,417    5,663,224    313,908,303    (1,082,401)    14,854,572  (219,280,337)  141,185,206
Stock issued for employee stock
options and stock purchase plan,
net of related income tax benefit                1,329,545                                  (150,813)   2,251,057      3,580,602
Stock issued in conjunction with
  acquisition                                    1,523,575                                  (100,418)   1,509,691      3,033,266
Treasury stock acquired                                                                     314,604     (10,177,761)   (10,177,761)
Comprehensive income:
Net income                                                    20,148,905                                               20,148,905
Foreign currency translation
   adjustment                                                                (1,646,188)                               (1,646,188)
Total comprehensive income                                                                                             18,502,717
Dividends paid (76 cents per share)                           (9,926,801)                                              (9,926,801)

Balance, June 30, 1998             41,976,417    8,516,344    324,130,407    (2,728,589)    14,917,945  (225,697,350)  146,197,229
Stock issued for employee stock
options and stock purchase plan,
net of related income tax benefit                641,320                                    (143,303)   2,181,706      2,823,026
Treasury stock acquired                                                                     314,074     (7,453,147)    (7,453,147)
Comprehensive income:
Net income                                                    31,361,263                                               31,361,263
Foreign currency translation
  adjustment                                                                 (749,567)                                 (749,567)
Total comprehensive income                                                                                             30,611,696
Dividends paid (76 cents per share)                           (9,878,260)                                              (9,878,260)
Balance, June 30, 1999             $41,976,417   $9,157,664   $345,613,410   $(3,478,156)   15,088,716  $(230,968,791) $162,300,544

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Standex International Corporation and Subsidiaries

June 30                                                                  1999              1998
Assets

Current Assets
Cash and cash equivalents                                        $  5,909,283      $  9,256,316
Receivables - less allowance of $3,590,000
 in 1999 and $3,551,000 in 19989                                    7,871,014         98,530,861
Inventories                                                       119,955,298       122,949,519
Prepaid expenses                                                    4,773,403         4,493,110

  Total current assets                                            228,508,998       235,229,806

Property, Plant and Equipment
Land and buildings                                                 76,098,470        74,432,382
Machinery and equipment                                           172,814,389       177,916,799

  Total                                                           248,912,859       252,349,181
Less accumulated depreciation                                     144,129,886       149,375,776

Property, plant and equipment - net                               104,782,973       102,973,405

Other Assets
Prepaid pension cost                                               32,623,677        29,254,916
Goodwill - net                                                     32,110,262        33,148,961
Other                                                              12,370,530        10,634,968

  Total other assets                                               77,104,469        73,038,845

    Total                                                        $410,396,440      $411,242,056

Liabilities and Stockholders' Equity

Current Liabilities
Current portion of debt                                          $  3,962,765      $  2,995,231
Accounts payable                                                   35,975,395        37,747,901
Accrued payroll and employee benefits                              18,221,481        17,667,979
Income taxes                                                        6,202,160         5,754,464
Other                                                              17,633,469        22,121,209

  Total current liabilities                                        81,995,270        86,286,784

Long-Term Debt - less current portion                             148,111,366       163,447,647

Deferred Income Taxes                                              14,736,000        11,937,000

Other Non-current Liabilities                                       3,253,260         3,373,396

Commitments and Contingencies
Stockholders' Equity
Common stock - authorized, 60,000,000 shares
  in 1999 and 30,000,000 shares in
  1998; par value, $1.50 per share;
  issued 27,984,278 shares in 1999 and 1998                        41,976,417        41,976,417
Additional paid-in capital                                          9,157,664         8,516,344
Retained earnings                                                 345,613,410       324,130,407
Accumulated other comprehensive income                            (3,478,156)       (2,728,589)
Less cost of treasury shares: 15,088,716 shares
  in 1999 and 14,917,945 in 1998                                 (230,968,791)     (225,697,350)

  Total stockholders' equity                                      162,300,544       146,197,229

    Total                                                        $410,396,440      $411,242,056

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Standex International Corporation and Subsidiaries

Year Ended June 30                                           1999           1998           1997
Cash Flows from Operating Activities
Net income                                            $31,361,263    $20,148,905    $26,918,588
Adjustments to reconcile net income
  to net cash provided by operating activities:
Depreciation and amortization                          13,769,691     13,851,599     12,777,339
Profit improvement incentive plan                         286,201        780,058      (258,640)
Deferred income taxes                                   2,799,000    (1,882,000)      1,236,000
Net pension credit                                    (1,793,000)    (2,353,000)     (1,573,000)
Loss (gain) on sale of investments,
  real estate and equipment                              205,594       (950,603)          1,758
Loss (gain) on disposition of businesses                        -        350,000    (1,034,927)
Increase (decrease) in cash from changes in
 assets and liabilities, net of effect of
 acquisitions and dispositions:
Receivables - net                                     (1,337,293)    (2,088,038)      1,296,364
Inventories                                             (219,258)    (5,089,382)      (384,315)
Prepaid expenses and other assets                     (1,005,113)         65,390    (4,035,386)
Accounts payable                                      (1,508,909)      2,807,411      2,065,519
Accrued payroll, employee benefits
  and other liabilities                               (5,767,318)      5,389,358    (2,969,247)
Income taxes                                              332,490      1,215,228      2,889,399

Net cash provided by operating activities              37,123,348     32,244,926     36,929,452

Cash Flows from Investing Activities
Expenditures for property and equipment              (16,823,678)   (19,849,069)   (12,225,849)
Expenditures for acquisitions,
  net of cash acquired                                  (796,305)   (49,277,002)   (2,124,841)
Proceeds from sale of investments,
 real estate and equipment                             1,517,468      2,483,933       597,769
Proceeds from disposition of businesses                 5,091,705      2,583,143      5,190,655

Net cash used for investing activities               (11,010,810)   (64,058,995)    (8,562,266)

Cash Flows from Financing Activities
Proceeds from additional borrowings                    25,000,000     52,213,051        160,000
Payments of debt                                     (39,868,747)      (418,585)    (4,892,436)
Stock issued under employee stock option and
  stock purchase plans                                  2,823,026      3,580,602      2,601,942
Cash dividends paid                                   (9,878,260)    (9,926,801)   (10,001,657)
Purchase of treasury stock                            (7,453,147)   (10,177,761)   (14,981,914)

Net cash (used for) provided by financing
  activities                                         (29,377,128)     35,270,506     (27,114,065)

Effect of Exchange Rate Changes on Cash and
   Cash Equivalents                                      (82,443)      (348,909)      (251,276)

Net Changes in Cash and Cash Equivalents              (3,347,033)      3,107,528      1,001,845
Cash and Cash Equivalents at Beginning of Year                         9,256,316      6,148,788
5,146,943

Cash and Cash Equivalents at End of Year              $ 5,909,283    $ 9,256,316    $ 6,148,788

Supplemental Disclosure of Cash Flow Information
Issued for acquisitions:
  Stock                                               $         -    $ 3,033,266    $ 2,468,096
  Notes payable                                           500,000        271,704              -
Cash paid during the year for:
  Interest                                             11,063,038     10,495,183      8,465,024
  Income taxes                                         16,883,304     13,523,666     14,046,417

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

Income Taxes
Deferred assets and liabilities are recorded for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates.

Goodwill
The excess of purchase price of acquired companies over the fair value of net identifiable assets at the date of acquisition has been recorded as goodwill and is being amortized on a straight-line basis over a forty-year period. Accumulated amortization aggregated $10,016,000 and $9,428,000 at June 30, 1999 and 1998, respectively. The Company annually evaluates the net balance of goodwill based on the projected operating income of the respective businesses on an undiscounted cash flow basis.

Foreign Currency Translation and Transactions
Assets and liabilities of non-U.S. operations are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated using average exchange rates. The resulting translation adjustment is reported as a component of comprehensive income in the Statements of Consolidated Stockholders' Equity. Gains and losses from currency transactions are included in results of operations.

Forward Foreign Currency Exchange Contracts
Forward foreign currency contracts are used by the Company to protect certain anticipated foreign cash flows, such as dividends and loan payments from subsidiaries, against movements in the related exchange rates. The Company sells the related foreign currency at a fixed price for settlement on or before the date of the related receipt, and thus protects the dollar value of the receipt. The Company enters into such contracts for hedging purposes only. Accordingly, for financial statement purposes, gains or losses of forward contracts entered into to hedge commitments are deferred until the position is closed out. At June 30, 1999, the Company had no significant forward foreign currency contracts.

Interest Rate Swap Agreements
The net differential to be paid or received under the Company's interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements.

Concentration of Credit Risk
The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is minimized because of the diversification of the Company's operations, as well as its large customer base and its geographical dispersion. Short-term cash investments are placed with high credit-quality financial institutions or in short-duration, high quality debt securities. The Company limits the amount of credit exposure in any one institution or type of investment instrument. The Company is also subject to credit risk exposure relating to its interest rate swap agreements as described in the debt footnote below.

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

Earnings Per Share
The following table sets forth the number of shares (in thousands) used in the computation of basic and diluted earnings per share:

                                                  1999      1998       1997
Basic - Average Shares Outstanding              12,972     13,072    13,337
Effect of Dilutive Securities - Stock Options       65        147       154

Diluted - Average Shares Outstanding            13,037     13,219    13,491

Both basic and dilutive income are the same for computing earnings per share.

Reclassifications
Certain prior year amounts have been reclassified to conform to the 1999 financial statement presentation.

New Accounting Pronouncements
In Fiscal 1999, the Company adopted the provisions of Statements of Financial Accounting Standards ("SFAS") Nos. 130, 131, 132 and Statement of Position ("SOP") No. 98-1 relating to comprehensive income, segment reporting, pension disclosures and accounting for internal use software costs, respectively. The effect of adopting SFAS No. 130 resulted in the reporting of total comprehensive income and its components (net income and foreign currency translation adjustments) within the Statements of Consolidated Stockholders' Equity for all periods presented. The adoption of SFAS Nos. 131 and 132 resulted in modified and/or additional disclosures in the Company's Notes to the Consolidated Financial Statements. The adoption of SOP No. 98-1 had no effect upon adoption.

In June 1998, the Financial Accounting Standards Board released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No.133, as amended, establishes new standards of accounting and reporting for derivative instruments and hedging activities and will be effective for the Company in fiscal 2001. Management is currently evaluating the effect of adopting SFAS No. 133 on the consolidated financial statements.

Inventories
Inventories are comprised of (in thousands):
June 30                                       1999            1998
Raw materials                             $ 40,180        $ 42,452
Work in process                             25,896          26,327
Finished goods                              53,879          54,171

  Total                                   $119,955        $122,950

Debt
Debt is comprised of (in thousands):
June 30                                       1999            1998
Bank credit agreements                    $ 71,847        $111,381
Institutional investors 6.8% to 7.13%
  (due 2000-2008)                           75,000          50,000
Other 3.0% to 6.875% (due 2000-2018)         5,227           5,062

  Total                                    152,074         166,443
Less current portion                         3,963           2,995

  Total long-term debt                    $148,111        $163,448

Bank Credit Agreements
The Company has a revolving credit agreement with eight banks. The agreement provides for a maximum credit line of $175,000,000 until May 2003, at which time outstanding loans will be due and payable. As of June 30, 1999, the effective rate of interest under the agreement was 6.0%. The Company is required to pay a commitment fee of 0.2% on the average daily unused amount. As of June 30, 1999 and 1998, the Company had no outstanding borrowings under the agreement.

In addition, the Company has the option to borrow up to $175,000,000 on an unsecured short-term basis at rates, which are based on LIBOR, varied from 5.25% to 5.83% during 1999. Available borrowings under the revolving credit agreement described above are reduced by unsecured short-term borrowings. At June 30, 1999, the Company had the ability to borrow an additional $103,153,000 under the aforementioned bank credit agreements.

Institutional Investor Agreements
In October 1998, the Company entered into a $25,000,000 note purchase agreement with two institutional investors. The notes bear interest at 6.8% annually and are due and payable in October 2008. Additionally, the Company has a $50,000,000 note purchase agreement which bears interest at 7.13% annually and is payable in annual installments of $7,143,000 beginning in September 1999.

Interest Rate Swap Agreements
During 1999, the Company entered into interest rate swap agreements to fix interest rates on a portion of its variable rate debt and to reduce certain exposures to interest rate fluctuations. At June 30, 1999, the Company had interest rate swaps with an aggregate notional amount of $25.0 million. Under these agreements, the Company has fixed the effective interest rate on $25,000,000 at 6.8% for a three-year period. The amounts exchanged are based on the notional amounts and other terms of the swaps.

Neither the Company nor the counterparties to the agreement, which are prominent financial institutions, are required to collateralize their respective obligations under these swaps. The Company is exposed to loss if one or more of the counterparties defaults. At June 30, 1999, Standex had no exposure to credit loss on interest rate swaps. The Company does not believe that any likely change in interest rates would have a material adverse effect on its financial position, results of operations or cashflows.

Open interest rate contracts are reviewed regularly by the Company to ensure that they remain effective as hedges of interest rate exposure. Management believes that the fair value of the rate swap agreements approximate the recorded amounts.

Loan Covenants and Repayment Schedule
The Company's loan agreements contain limited provisions relating to the maintenance of certain financial ratios and restrictions on additional borrowings and investments.

The principal payments due under the institutional investor agreement are expected to be funded through additional unsecured short-term borrowings. Such borrowings, and the unsecured short-term borrowings outstanding at June 30, 1999, may be refinanced by the Company on a long-term basis under the revolving credit agreement. As such, the short-term outstanding borrowings, which are not expected to be paid within a year, including those expected to fund the institutional investor principal payments, are classified as long-term debt, and the debt repayment schedule as presented below, is based on the terms of the revolving credit agreement.

Debt is due as follows: 2000, $3,963,000; 2001, $324,000; 2002, $336,000;
2003, $97,163,000; 2004, $7,503,000; and thereafter, $42,785,000.

Accrued Payroll and Employee Benefits
This current liability caption consists of (in thousands):
June 30                                     1999         1998
Payroll                                  $14,989      $14,014
Benefits                                   2,548        2,756
Taxes                                        684          898

  Total                                  $18,221      $17,668

Commitments
The Company leases certain property and equipment under agreements with initial terms ranging from one to twenty years. Rental expense for the years ended June 30, 1999, 1998 and 1997 was approximately $7,900,000; $7,500,000; and $6,800,000, respectively. At June 30, 1999, the minimum annual rental commitments under noncancelable operating leases, principally real estate, were approximately: 2000, $4,600,000; 2001, $3,300,000; 2002,
$2,400,000; 2003, $2,000,000; 2004, $1,700,000; and thereafter, $5,800,000.

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

Income Taxes
The provision for income taxes consists of (in thousands):
Year Ended June 30                     1999        1998        1997
Current:
Federal                             $10,583     $ 8,014     $ 8,997
State                                 2,838       1,771       2,122
Non-U.S.                              3,910       5,012       4,242
  Total                              17,331      14,797      15,361
Deferred                              2,799     (1,882)       1,236

Total                               $20,130     $12,915     $16,597

The components of income before income taxes are as follows (in thousands):

Year Ended June 30                     1999       1998         1997
U.S. Operations                     $43,954    $23,872      $32,232
Non-U.S. Operations                   7,537      9,192       11,284
   Total                            $51,491    $33,064      $43,516

A reconciliation of the U.S. Federal income tax rate to the effective rate is as follows:
Year Ended June 30                    1999       1998         1997
Statutory tax rate                   35.0%      35.0%        35.0%
Non-U.S.                              (.2)      (2.5)         (.8)
State taxes                            3.9        3.0          3.4
Other items, net                        .4        3.6           .5
Effective income tax rate            39.1%      39.1%        38.1%

Significant components of the Company's net deferred tax liability are as follows (in thousands):
June 30                                       1999          1998
Deferred tax liabilities:
  Accelerated depreciation                 $ 7,950       $ 9,525
  Net pension credit                        11,570        10,079
  Other items                                1,056           508
Deferred tax assets:
  Expense accruals                         (5,531)       (4,931)
  Restructuring charge                           -       (2,846)
  Compensation costs                         (309)         (398)

 Net deferred tax liability                $14,736      $11,937

Significant components of deferred income taxes impact deferred income tax expense as follows (in thousands):
Year Ended June 30                       1999        1998       1997
Accelerated depreciation             $(1,575)    $(1,448)    $ (615)
Net pension credit                      1,491       1,277      1,160
Compensation costs                         89        (15)        887
Restructuring charge                    2,846     (2,846)          -
Expense accruals                        (600)         821      (419)
Other items                               548         329        223

Total                                 $ 2,799    $(1,882)     $1,236

At June 30, 1999, accumulated retained earnings of non-U.S. subsidiaries totaled $26,898,000. No provision for U.S. income and foreign withholding taxes has been made because it is expected that such earnings will be reinvested indefinitely or the distribution of any remaining amount would be principally offset by foreign tax credits. The determination of the withholding taxes that would be payable upon remittance of these earnings and the amount of the unrecognized deferred tax liability on these unremitted earnings is not practicable.

Industry Segment Information
The Company is composed of three product groups. These groups are described on pages 4-15.

Effective July 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires disclosure of segmented information about the Company's operations based upon how management oversees and evaluates the results of such operations. Accordingly, the Company has determined that it has three distinct reportable segments: Food Service, Industrial and Consumer. The Company considers these three segments reportable as they are managed separately and the operating results of each segment are regularly reviewed and evaluated separately by the Company's senior management.

Net sales include only transactions with unaffiliated customers and include no significant intersegment or export sales. Operating income by segment and geographic area excludes general corporate and interest expenses. Assets of the Corporate segment consist primarily of cash, administrative buildings, equipment, prepaid pension cost, goodwill and other non-current assets.

                                     NET SALES DEPRECIATION        AND      AMORTIZATION
Year Ended June 30 (In thousands)      1999       1998       1997      1999       1998      1997
Food Service                       $151,782   $155,706   $149,371   $ 2,134    $ 2,621   $ 2,736
Industrial                          254,144    251,015    252,742     7,161      7,062     6,959
Consumer                            235,474    209,459    162,510     4,223      3,920     2,842
Corporate                                 -          -          -       252        249       240

  Total                            $641,400   $616,180   $564,623   $13,770    $13,852   $12,777

                                             ASSETS EMPLOYED              CAPITAL EXPENDITURES
As of and Year Ended June 30
 (In thousands)                        1999       1998       1997      1999       1998      1997
Food Service                       $ 77,331   $ 79,027   $ 77,906   $ 1,416    $ 2,598   $ 2,182
Industrial                          169,378    161,971    154,483    10,911      9,419     7,306
Consumer                            130,762    140,631     82,056     4,037      7,662     2,525
Corporate                            32,925     29,613     26,593       460        170       213

  Total                            $410,396   $411,242   $341,038   $16,824    $19,849   $12,226

                                           INCOME FROM OPERATIONS
Year Ended June 30 (In thousands)     1999          1998         1997
Food Service                       $17,498      $ 14,962      $11,679
Industrial                          27,155        28,185       25,276
Consumer                            24,853        21,090       17,915
Corporate                          (8,578)       (9,280)      (4,798)
Restructuring credit (charge)       1,016       (12,758)            -

  Total                            $61,944      $ 42,199      $50,072

Product Net Sales Information
Year Ended June 30 (In thousands)        1999       1998         1997
Food preparation, storage and
   presentation products             $234,609   $234,505     $220,834
Printing and publishing products      133,774    134,752      131,695
Home and road construction products   123,796     98,749       55,735
Aerospace, automotive and
  electronic products                 118,842    111,432      103,397
Miscellaneous                          30,379     36,742       52,962

  Total                              $641,400   $616,180     $564,623

Financial Data related to U.S. and non-U.S. operations
                                              U.S.                         NON-U.S.
As of and Year Ended June 30
(In thousands)                     1999       1998       1997        1999      1998        1997
Net sales                      $542,463   $517,586   $463,654     $98,937   $98,594    $100,969
Income from operations           59,945     52,604     43,984       9,561    11,633      10,886
Assets employed                 301,663    310,101    242,189      75,808    71,528      72,256

The Corporate segment and the restructuring credit and charge are excluded from the above table.

Employee Benefit Plans

Retirement Plans
The Company has defined benefit pension plans covering the majority of its employees, including certain employees in foreign countries. Plan assets are invested primarily in common stocks and fixed income securities. The
Company makes contributions generally equal to the minimum amounts required by federal laws and regulations. Foreign plans are funded in accordance with the requirements of regulatory bodies governing each plan.
The components of net pension credit are as follows (in thousands):

Year Ended June 30                    1999          1998         1997
Service cost                       $ 5,049       $ 4,064      $ 3,696
Interest cost                        9,616         9,055        8,459
Expected return on plan assets     (15,283)      (13,925)     (12,106)
Amortization of prior service cost     247           159          141
Recognized actuarial loss              326            67           13
Amortization of transition asset    (1,748)       (1,773)      (1,776)

   Total                            (1,793)       (2,353)      (1,573)
Curtailment/settlement                  87          (784)           -

  Net pension credit               $(1,706)      $(3,137)     $(1,573)

The following tables sets forth the funded status and amounts recognized as of June 30, 1999 and 1998 for the Company's U.S. and non-U.S. defined benefit pension plans (in thousands):

Year Ended June 30                                   1999          1998
Change in benefit obligation:
Benefit obligation, beginning of year            $134,912      $109,596
Service cost                                        5,049         4,309
Interest cost                                       9,616         9,629
Employee contributions                                339           350
Amendments/settlements/curtailments                    81           131
Actuarial loss                                      5,084        17,193
Foreign currency exchange rate changes                222             -
Benefits paid                                     (7,133)       (6,296)

Benefit obligation, end of year                  $148,170      $134,912

Change in plan assets:
Fair value of plan assets,
beginning of year                                $181,017      $145,918
Return on plan assets                               4,693        39,808
Employer contributions                                960         1,729
Employee contributions                                339           350
Foreign currency exchange rate changes                144             -
Benefits paid                                     (6,549)       (5,874)
Settlements                                             -         (914)

Fair value of plan assets, end of year           $180,604      $181,017

Year Ended June 30 (In thousands)                    1999          1998
Funded status                                    $ 32,434      $ 46,105
Unrecognized transition asset                      (4,902)       (6,643)
Unrecognized net actuarial gain                      (802)      (16,191)
Unrecognized prior service cost                     2,641         2,894

Net amount recognized                              29,371        26,165

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost                               32,624        29,255
Accrued benefit liability                         (3,253)       (3,090)

  Net amount recognized                          $ 29,371      $ 26,165

Year Ended June 30                                  1999             1998
Weighted average assumptions as of June 30
Discount rate                                 5.25-7.75%       5.25-7.75%
Expected return on assets                     8.75-10.00%      9.75-10.00%
Rate of compensation increase                 3.50-4.50%       4.00-4.50%

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $13,555,000, $12,412,000 and $5,802,000, respectively, as of June 30, 1999 and $9,753,000, $8,521,000 and
$2,330,000, respectively, as of June 30, 1998.

Certain U.S. employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Contributions and costs are determined in accordance with the provisions of negotiated labor contracts or terms of the plans. Pension expense for these plans was $1,986,000; $1,726,000 and $1,305,000 in 1999, 1998 and 1997, respectively.

Employees' Stock Ownership Plan
The Company has an Employee Stock Ownership Plan covering certain salaried employees. Amounts provided for this plan are approved by the Board of Directors and aggregated $1,500,000, $1,200,000 and $1,000,000 for the years ended June 30, 1999, 1998, and 1997, respectively.

Employee Savings Plan
Effective July 1, 1997, the Company established a 401(k) savings plan covering substantially all of the Company's full-time domestic employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company, at the discretion of the Board of Directors, may make contributions on behalf of its employees under this plan. Such contributions, if any, become fully vested immediately. The Company contributions were approximately $871,000 and $466,000, in 1999 and 1998, respectively.

Profit Improvement Participation Share Plan
The Company has maintained a profit improvement incentive plan in which certain officers and employees participate. The plan is being phased-out and, consequently, no new units have been awarded since 1995. Units under this plan were issued at the discretion of the Salary and Employee Benefits Committee of the Board of Directors and were assigned a value equal to a multiple of earnings per share payable in five years based upon the net increase in earnings per share over the five-year period. Each fiscal year, amounts are charged or credited to operations to reflect this liability. Amounts charged (credited) to operations for the years ended June 30, 1999, 1998 and 1997 were $286,000, $780,000, and $(259,000) respectively.

Postretirement Benefits Other Than Pensions
The Company sponsors unfunded postretirement medical and life plans covering certain full time employees who retire and have attained the requisite age and years of service. Retired employees are required to contribute toward the cost of coverage according to various rules established by the Company.

The Company records postretirement benefits (such as healthcare and life insurance benefits) during the years an employee provides services.

The following table sets forth the funded status of the Company's postretirement benefit plans and accrued postretirement benefit cost reflected in the Company's balance sheet at year end (in thousands):

Year Ended June 30                                 1999           1998
Change in benefit obligation:
Benefit obligation, beginning of year           $ 8,017        $ 6,871
Service cost                                         77             65
Interest cost                                       558            583
Actuarial loss (gain)                             (111)          1,067
Benefits paid                                     (580)          (558)
Curtailment                                           -           (11)

Benefit obligation, end of year                   7,961          8,017
Fair value of plan assets                             -              -

Funded status                                   (7,961)        (8,017)
Unrecognized net actuarial gain                 (1,327)        (1,261)
Unrecognized transition obligation               6,244          6,690

Net amount recognized                           $(3,044)       $(2,588)

The assumed weighted average discount rate as of June 30, 1999 and 1998 was 7.25%. The annual assumed rate of increase in the per capita cost of covered health care benefits is 4.0% for retirees under age 65 in both 1999 and 1998 and is assumed to remain at that level thereafter. A 1% increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $789,000 and the net postretirement cost by $56,000 in 1999.

Net postretirement benefit costs are as follows (in thousands):
Year Ended June 30                           1999       1998      1997
Service cost                               $   77       $ 65      $ 77
Interest cost                                 558        583       559
Amortization of transition
  obligation                                  446        446       446
Net amortization and deferral                 (45)     (129)      (137)

Net postretirement benefit cost            $1,036      $965       $945

Stock Option and Stock Purchase Plans

Stock Option Plans
At June 30, 1999, 1,400,106 shares of common stock were reserved for issuance under the Stock Option Plans. Of this amount, and as noted in the table below, 638,555 shares are for options granted but unexercised. Options may be granted at or below fair market value as of the date of grant and must be exercised within the period prescribed by the Salary and Employee Benefits Committee of the Board of Directors at the time of grant but not later than ten years from the date of grant. Certain options granted at fair market value can be exercised anytime after six months from the date of grant, and other options can only be exercised in accordance with vesting schedules prescribed by the Committee.

A summary of options issued under the plans is as follows:
                                                   NumberWeighted Average
Year Ended June 30                             of OptionsExercise Price
Outstanding, July 1, 1996
  ($7.50 to $31.00 per share)                 517,745           $19.98
Granted ($28.00 per share)                      5,000            28.00
Exercised ($8.00 to $20.75 per share)         (28,685)           11.12
Canceled ($29.75 to $31.00 per share)          (4,900)           27.43

Outstanding, June 30, 1997
  ($7.50 to $31.00 per share)                 489,160            20.51
Granted ($27.1875 to $32.1875 per share)      201,150            28.55
Exercised ($7.50 to $31.00 per share)         (79,554)           13.55
Canceled ($20.75 to $31.5625 per share)       (18,970)           29.54

Outstanding, June 30, 1998
  ($7.50 to $32.1875 per share)               591,786            23.89
Granted ($0.00 to $25.875 per share)          100,600            23.63
Exercised ($7.50 to $22.50 per share)         (36,800)           10.42
Canceled ($24.75 to $31.5625 per share)       (17,031)           28.42

Outstanding, June 30, 1999
  ($0.00 to $32.1875 per share)               638,555            24.50

Exercisable, June 30, 1999
  ($9.00 to $32.1875 per share)               375,993           $23.41

The following table sets forth information regarding options outstanding at June
30, 1999:

                                                                                  Weighted
                                                                   Weighted       Average
                                   Weighted         Average        Number         Exercise Prices
Number         Range of            Average         Remaining Life  Currently      for Currently
of Options     Exercise Prices     Exercise Price  (Years)         Exercisable    Exercisable

118,010        $0.00-22.50         $13.08            2             103,290        $13.48
135,696        23.00-25.875        23.59             4             90,096         23.25
106,400        25.875-28.00        26.40             7             23,933         27.26
176,834        28.375-28.50        28.39             9             66,307         28.39
101,615        29.75-32.1875       30.24             7             92,367         30.11
638,555        $0.00-32.1875       $24.50            6             375,993        $23.41

The Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had the Company used the fair value method to measure compensation for grants, net income and earnings per share would have been as follows:

Year Ended June 30 (In thousands)                       1999       1998     1997
Income Before Income Tax Provision                   $50,009    $31,952  $42,815
Income Tax Provision                                  20,030     12,850   16,410

Net Income                                           $29,979    $19,102  $26,405

Earnings Per Share
  Basic                                                $2.31      $1.46    $1.98
  Diluted                                              $2.30      $1.45    $1.96

Options granted during 1999, 1998 and 1997 had a weighted average grant date fair value of $8.87, $8.42 and $7.44, respectively. The fair value of options on the grant date, including the valuation of the option feature implicit in the Company's stock purchase plan, was measured using the Binomial option pricing model. Key assumptions used to apply this pricing model are as follows:

Year Ended June 30                       1999         1998        1997
Range of risk-free                      4.84%        5.74%       6.49%
  interest rates                        to 5.53%     to 6.4%
Range of expected life of
  option grants (in years)              2 to 7       9           8
Expected volatility of                  29.0%        17.1%       18.5%
  underlying stock                      to 32.2.%    to 23.0%
Range of expected quarterly             $0.19        $0.19       $0.18
  dividends per share                                            to $0.19

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

Employee Stock Purchase Plan
The Company has an Employee Stock Purchase Plan which allows employees to purchase shares of common stock of the Company at a 15% discount from market value. Shares of stock reserved for the plan were 266,462 at June 30, 1999. Shares purchased under this plan aggregated 106,506; 71,261; and 85,222; in 1999, 1998 and 1997, respectively.

Rights Agreement
The Company has a stock Rights Agreement for which purchase rights have been distributed as a dividend at the rate of one right for each share of common stock held. The rights may be exercised only if an entity has acquired beneficial ownership of 15% or more of the Company's common stock, or announces an offer to acquire 15% or more of the Company.

Acquisitions And Dispositions
During fiscal 1998, the Company purchased two companies and a product line for $52,800,000 for cash, stock and a note. In October 1997, the acquisition of the net assets of ACME Manufacturing Company for cash and a note was completed. ACME is a manufacturer of heating, ventilation and air conditioning pipe, duct and fittings for the home building industry. During the second quarter, the Company purchased a hardware product line, which included inventory and machinery, of an unrelated company. In March, the Company acquired ATR Coil Company, Inc. for cash and shares of the Company's common stock. ATR Coil is a manufacturer of electronic coils and windings for the industrial, automotive and consumer markets.

During fiscal year 1997, the Company purchased five companies for $4,800,000 in cash and stock. Acquired were three mail order companies, a Christian bookstore company, and a publishing company.

These transactions were accounted for as purchases and, accordingly, the consolidated financial statements include the results of operations of the acquired businesses from their respective acquisition dates. The purchase price of the acquisitions was allocated to the assets acquired based on their respective fair market values and resulted in the recognition of goodwill of approximately $18,500,00 and $1,500,000 in fiscal year 1998 and 1997, respectively. If the above acquisitions had occurred as of July 1, 1996, the unaudited pro forma consolidated results of operations would have been as follows:

Year ended June 30
(in thousands except per share data)                 1998         1997
Net sales                                        $632,771     $624,313
Net income                                         20,702       26,685
Earnings per share:
  Basic                                              1.58         2.00
  Diluted                                            1.57         1.98

As part of its restructuring, the Company sold three divisions in fiscal 1999. These transactions are more fully described in the Restructuring footnote. In February 1998, the Company sold a division for net proceeds of approximately $2,600,000 and a net loss of $350,000. During fiscal year 1997, the Company sold a division and two product lines for net proceeds of approximately $5,200,000 and a net gain of approximately $1,035,000.

Restructuring
In June 1998, the Company recorded a restructuring charge of $12,758,000 before taxes. This action was intended to close, dispose of, or liquidate certain small underperforming and unprofitable plants, product lines and businesses. As part of this restructuring, the Company sold for approximately $5,100,000 in cash and notes its Christmas Tree Stand product line in December 1998, its SXI Technologies division in January 1999 and its Williams Healthcare division in April 1999.

The following schedule reflects the Company's restructuring activities (in thousands):

                                  Involuntary
                                     Employee
                                Severance and         Asset   Shutdown
                                 Benefit Costs   Impairment    Costs      Total

Reserve beginning balance              $1,665      $10,061      $1,032   $12,758

Expended:
Cash                                    1,696           -          840     2,536
Non cash (disposals
  and write-offs)                           -       8,620          587     9,207

  Total                                 1,696       8,620        1,427    11,743

Reduction and changes
  in estimated costs                    $(31)       $1,441       $(395)   $1,015

Both the restructuring charge of $12,758,000 and the credit of $1,015,762 noted above are shown on the line item "Restructuring (credit) charge" in the Statements of Consolidated Income.

Quarterly Results of Operations (Unaudited)
The unaudited quarterly results of operations for the years ended June 30, 1999 and 1998 are set forth on page 20.


INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Stockholders of Standex International
Corporation:

We have audited the accompanying consolidated balance sheets of Standex International Corporation and subsidiaries as of June 30, 1999 and 1998, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Standex International Corporation and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP                                  Deloitte & Touche
Deloitte & Touche LLP                                     [logo]
Boston, Massachusetts
August 17, 1999

CORPORATE HEADQUARTERS
Standex International Corporation
6 Manor Parkway
Salem, NH 03079
(603) 893-9701
Facsimile: (603) 893-7324
http://www.standex.com

COMMON STOCK
Listed on the New York Stock
Exchange (Ticker symbol:SXI)
Transfer Agent and Registrar:
BankBoston N.A. c/o EquiServe
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3400
http://www.equiserve.com

COUNSEL
Hale and Dorr
60 State Street
Boston, MA 02109

INDEPENDENT AUDITORS
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022

SHAREHOLDER SERVICES
Stockholders should contact Standex's Transfer Agent (BankBoston N.A. c/o EquiServe, P.O. Box 8040, Boston, MA 02266-8040) regarding changes in name, address or ownership of stock; lost certificates or dividends; and consolidation of accounts.

FORM 10-K
Shareholders may obtain a copy of Standex's Form 10-K Annual Report, as filed with the Securities and Exchange Commission without charge by writing to: Standex Investor Relations Department, 6 Manor Parkway, Salem, NH 03079.

STOCKHOLDER MEETING
The Annual Meeting of Stockholders will be held at 11:00 a.m. on Tuesday, October 26, 1999 at BankBoston, Auditorium, Main Lobby, 100 Federal Street, Boston, MA.

Standex International.
We make essential products that add value to your world.

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

Walter F. Greeley
Chairman, High Street Associates,
An Investment Partnership

Daniel B. Hogan, Ph.D.
President, The Apollo Group,
Management Consultants

C. Kevin Landry
Managing Partner, T.A. Associates,
A Venture Capital Firm

H. Nicholas Muller, III, Ph.D.
President, CEO
Frank Lloyd Wright Foundation

Edward F. Paquette
Vice President and
Chief Financial Officer

Sol Sackel
Former Senior Vice President
of the Company

Corporate Officers
Thomas L. King
Chairman of the Board

Edward J. Trainor
President and
Chief Executive Officer

David R. Crichton
Executive Vice President/Operations

Edward F. Paquette
Vice President and
Chief Financial Officer

Deborah A. Rosen
Vice President,
General Counsel and Secretary

Daniel C. Potter
Treasurer and Tax Director

Robert R. Kettinger
Corporate Controller

Steven G. Brown
Assistant Secretary

Operating Divisions

Industrial
David R. Crichton
Group Vice President
Industrial Group

Jarvis Caster Group
     Can-Am Casters and Wheels
Standex Electronics
     ATR Coil Company
James Burn
Custom Hoists
Spincraft
Roehlen Industries
     Eastern Engraving
     Keller-Dorian
     Mold-Tech
     Roehlen Engraving
     Standex GmbH

Food Service
Jerry G. Griffin
Group Vice President
Food Service Group

BKI Worldwide
     BKI USA
     BKI Europe
Master-Bilt Products
Federal Industries
United Service Equipment Company
     General Slicing
H.F. Coors China
     Mason Candlelight
Procon Products

Consumer
Peter G. Gerstberger, Ph.D.
Group Vice President
Consumer Group

Standard Publishing
Berean(R) Christian Stores
Standex Direct
Standex Air Distribution Products
     Snappy/ACME/ALCO

* Member of Executive Committee
+ Founder of Company

Design: Benes Brand Imaging Group, Lexington, MA

[LOGO]
6 Manor Parkway  Salem, NH 03079  603.893.9701
www.standex.com
  931-AR-99