Form 10-K/A, Exhibit 13
period 1999-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 1999-09-28
CIK 310354

CONSOLIDATED BALANCE SHEETS
Standex International Corporation and Subsidiaries

June 30                                                                  1999              1998
Assets

Current Assets
Cash and cash equivalents                                        $  5,909,283      $  9,256,316
Receivables - less allowance of $3,590,000 in 1999
  and $3,551,000 in 1998                                           97,871,014        98,530,861
Inventories                                                       119,955,298       122,949,519
Prepaid expenses                                                    4,773,403         4,493,110

  Total current assets                                            228,508,998       235,229,806

Property, Plant and Equipment
Land and buildings                                                 76,098,470        74,432,382
Machinery and equipment                                           172,814,389       177,916,799

  Total                                                           248,912,859       252,349,181
Less accumulated depreciation                                     144,129,886       149,375,776

Property, plant and equipment - net                               104,782,973       102,973,405

Other Assets
Prepaid pension cost                                               32,623,677        29,254,916
Goodwill - net                                                     32,110,262        33,148,961
Other                                                              12,370,530        10,634,968

  Total other assets                                               77,104,469        73,038,845

    Total                                                        $410,396,440      $411,242,056

Liabilities and Stockholders' Equity

Current Liabilities
Current portion of debt                                          $  3,962,765      $  2,995,231
Accounts payable                                                   35,975,395        37,747,901
Accrued payroll and employee benefits                              18,221,481        17,667,979
Income taxes                                                        6,202,160         5,754,464
Other                                                              17,633,469        22,121,209

  Total current liabilities                                        81,995,270        86,286,784

Long-Term Debt - less current portion                             148,111,366       163,447,647

Deferred Income Taxes                                              14,736,000        11,937,000

Other Non-current Liabilities                                       3,253,260         3,373,396

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