Form 10-K, Exhibit 13
period 2000-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 2000-09-26
CIK 310354

roastme
BKI Worldwide manufactures ovens/rotisseries for supermarkets, restaurants, delicatessens and convenience stores.
[photo shows a BKI oven/rotisserie]

driveme
Standex Engraving provides the rolls and texturizing molds that enhance automotive interiors.
[photo shows a Ford dashboard]

comfortme
Standex Air Distribution Products manufactures high quality heating and air conditioning ductwork for your home.
[photo shows duct product]

what's essential to you?

developme
Standard Publishing's Baby Blessings product line not only teaches Christian values to young children, but also provides parents with a powerful developmental tool that is based on pioneering university research findings on how children learn.
[photo shows a selection of Baby Blessings books]

chillme
Master-Bilt Products manufactures a variety of cold cases for the beverage and frozen food industry.
[photo shows a reach in freezer case]

liftme
Custom Hoists manufactures multi stage hydraulic cylinders for construction dump trucks and dump trailers.
[photo shows a dump truck in the lift position]

Standex 2000 Annual Report to Shareholders



FINANCIAL HIGHLIGHTS

2000 Highlights

Standex is a global, multi-industry company that manufactures and markets products through 16 business units and 91 facilities in 14 countries. Our strategy is to make synergistic acquisitions and invest in businesses that generate solid revenues and earnings streams, and then to reinvest for long-term growth - while providing attractive current returns to our shareholders.

We operate in three broad business segments. Our Food Service and Consumer businesses are well positioned to capitalize on trends that reflect new ways of living, working and shopping. Our Industrial businesses typically serve niche OEM markets, so many of our products and services are invisible to consumers and end-users. Yet we typically add functionality, competitive advantage and market appeal that are critical to the quality and value of the finished product. Standex International. We make essential products that add value to your world.

FINANCIAL PERFORMANCE

Net Sales
                        1996     1997     1998     1999     2000
                        562,679  564,623  616,180  641,400  637,049

Diluted Earnings
   Per Share

                        1996     1997     1998     1999     2000
As reported *           2.21     2.00     2.13     2.36     2.39
As adjusted **          2.21     2.00     1.52     2.41     2.17

EBITDA
                        1996     1997     1998     1999     2000
As reported *           68,790   62,849   68,809   74,698   73,759
As adjusted **          68,790   62,849   56,051   75,714   71,062

Return on Equity
                        1996      1997    1998     1999     2000
As reported *           22.8%     19.1%   19.3%    19.0%    18.5%
As adjusted **          22.8%     19.1%   13.8%    19.3%    16.8%

Note A
EBITDA consist of earnings before interest expense, income taxes, depreciation and amortization, less interest and other income and loss on disposition of business. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt, and a similar formula is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles.

* As reported in the Financial Statements
** As adjusted: Fiscal Year 2000 amounts exclude a non-recurring net after tax gain of $1.7 million or 13 cents per share related to the demutualization of an insurance company and Fiscal Years 2000, 1999 and 1998 include a net after tax restructuring of $4.4 million or 35 cents per share charge, a $600,000 or 5 cents per share credit, and an $8.0 million or 61 cents per share charge, respectively.

WHAT'S ESSENTIAL TO YOU?

Standex makes over 48,000 Industrial, Food Service and Consumer products that are essential to your everyday life.

Standex International 2000 Annual Report 1

WHAT'S ESSENTIAL TO YOU?

letter to our shareholders

Standex International Corporation experienced a mixed year. Your Company celebrated 30 years on the New York Stock Exchange and increased the quarterly dividend for the 27th time in the past 30 years - an enviable record. A major shift, however, from "old economy" stocks to "new economy" stocks occurred in the financial markets. Prices paid for "old economy" stocks such as Standex declined markedly, while money flowed into high tech investments, many of which were actually reporting losses. This resulted in an extreme disparity in price/earnings relationships which we believe will eventually correct itself. In the meantime, we have been continually examining strategic alternatives in order to release some of the unrecognized value in Standex.

For the fiscal year ended June 30, 2000, Standex's annual sales totaled $637.0 million, a slight decline from last year's record shipments of $641.4 million. After taking into account approximately $10.8 million of fiscal 1999 shipments from product lines which were subsequently disposed of, sales for fiscal year 2000 increased approximately 1%. Earnings, prior to accounting for an unusual gain and a restructuring charge, were $2.39 per share compared with $2.36 per share on a comparable basis for the previous fiscal year. The Company experienced solid earnings growth in both our Industrial Group and our Consumer Group, but realized a significant earnings shortfall in the Food Service Group. Overall, our margins remain strong at 33%.

We submitted bids on four major acquisition opportunities during the year, none of which were consummated. The prices ultimately paid for these businesses would have been highly dilutive to our earnings and would have taken several years to be accretive with considerable risk. We are continuing to seek larger acquisitions with synergistic and growth possibilities toward our goal of larger, more focused, business units.

Standex International 2000 Annual Report 2

industrial
food Service
consumer

Officers and Directors ringing the opening bell commemorating 30 years on the New York Stock Exchange.

corporate officers [photo shows Board of Directors, Corporate
Officers and the President of the NYSE clapping after the bell ringing ceremony]
[number next to name represents their location in the above described photo]
1 Edward J. Trainor
President and Chief Executive Officer

2 Thomas L. King
Chairman of the Board

3 Edward F. Paquette
Vice President and Chief Financial Officer

4 David R. Crichton
Executive Vice President/Operations

5 Deborah A. Rosen
Vice President, General Counsel and Secretary

The Balance Sheet remains strong with a current ratio of 2.7 to 1, and a debt to capital ratio of 48.6%. Book value per share reached a new record of $13.37 per share. A strong cash flow allowed the Corporation to invest $22.8 million in capital expenditures, pay $10.0 million in dividends, and repurchase $12.8 million of Standex common stock while maintaining the debt/capital ratio virtually unchanged. Excluding the restructuring charge of $4.4 million and the $1.7 million demutualization gain, return on sales was 4.8% and return on equity was 18.5%.

The future continues to look promising and our backlogs remain strong. Our emphasis on operations improvement and technology development in our Industrial Group is really paying dividends. A modest rebound in the Food Service sector combined with continuing good performance for the Consumer and Industrial Groups, should position us well for the year ahead.

The employees of Standex should be complimented for their efforts and dedication this past year during a very difficult market environment.

/s/Edward J. Trainor
Edward J. Trainor
President and Chief Executive Officer

/s/Thomas L. King
Thomas L. King
Chairman of the Board

Standex International 2000 Annual Report 3

WHAT'S ESSENTIAL TO YOU?

reliability and functionality

What does it take to compete in today's OEM marketplace-where customers' expectations and sophistication are constantly increasing? How will you help them maximize manufacturing efficiency, reduce time to market, increase end-user satisfaction, satisfy global demand, and-last but never least-reduce costs?

At the Standex Industrial Group, we help our customers address these challenges every day by making their products more useful, appealing and cost-effective to manufacture. From tiny electronic coils and switches, to precisely machined multi-ton rocket components, to hoists and casters, to elegant and distinctive product textures -Standex innovation, expertise and service can add essential quality and reliability your customers will value.

We're proving it daily at businesses like the recently formed Standex Engraving Group, which consolidates the sophisticated capabilities of Roehlen Embossing and our Mold-Tech unit under a single global banner. With 25 plants in 14 countries and a progressive R&D team, the unit is the world's leader in texturizing and the only truly global texturizing resource. We're capitalizing on this position by focusing on comprehensive texturizing solutions, delivered through the industry's most extensive network-and the most advanced technology.

A significant portion of the unit's business is the creation and delivery of systems that produce manufacturing rolls, plates and machines that apply textures and patterns to products like vinyl siding, wall coverings, fine writing papers, and even leather basketballs and footballs used by your favorite sports teams-and the kids in the neighborhood. Of increasing importance, however, is the unit's pioneering work in digitized texturizing: capturing or creating

Standex International 2000 Annual Report 4

graspme
Standex Engraving provides the texture for making mobile phones easier to hold.
[photo shows a mobile phone]

illuminateme
Standex Electronics provides the starters for streetlights throughout the world.
[photo shows a street light and street  light starter]

industrial
food service
consumer

informme
Standex Electronics makes a variety of sensors that convey information about fuel, water and oil levels in your automobile.
[photo shows a variety of sensors]

driveme
Standex Engraving texturizes rolls and molds that enhance automotive interiors.
[photo shows a family consisting of a father holding a baby with a son, mother and daughter in front of a Ford dashboard]

WHAT'S ESSENTIAL TO YOU?

digital images of textures using 3-D optical scanning, and using those images to drive lasers that engrave the textures on rolls and molds for companies in the global OEM marketplace. Plans call for the creation of a worldwide network of design centers, which will house the digitizing technology needed to partner with customers and generate highly customized texturizing solutions. Sophisticated CAD modeling technology will allow the customer to view each texture in advance, before a model is made. The software developed at these centers will be transmitted via high speed Internet links to manufacturing centers, where molds, rolls and patterns will be laser-engraved for the customer at a plant close to that customer's own facility.

The benefits to the customer are many, but the most significant advantage is dramatically reduced time-to-market, a competitive advantage in the fast-moving consumer world. Patterns and textures that used to take weeks to create will eventually be available on a worldwide basis in a matter of days.

One of Standex's most impressive technologies can be found in the Spincraft unit, where multi-ton sheets of metal are precisely formed and machined to create fuel tank domes and other key components for the global aerospace industry. Spincraft recently introduced a patented forming process that allows weld-free domes to be made with significantly smaller blank sizes, reducing raw material costs by up to 50%. It's a technological edge that will serve the unit well in the commercial launch market and Space Shuttle programs, where Spincraft is partnering with global industry leaders in the design and development process.

connectme
Spincraft provides a variety of launch vehicle components that are critical to placing telecommunication satellites into orbit.
[photo shows a satellite]

launchme
Spincraft manufactures rocket engine combustion chambers and fuel tank components for commercial launch vehicles as well as the Space Shuttle program.
[photo shows a combustion chamber and a rocket in launch]

deliverme
Jarvis Caster Group manufactures casters and wheels for luggage carts for all the major hotels in the world.
Brass Birdcager Cart courtesy of Forbes Industries, Ontario, CA.
[photo shows the Brass Birdcage Cart] [photo to left -bellman]

liftme
Custom Hoists manufactures multi stage hydraulic cylinders for construction dump trucks and dump trailers.
[photo shows a dumb truck in the up position]

reliabilityandfunctionality
industrial
food service
consumer

packageme
Eastern Engraving, a division of Standex Engraving, provides textured rolls to package designers.
[photo shows a variety of products who use the Eastern Engraving textured rolls]

bindme
James Burn International provides double-loop wire binding products to the printing industry.
[photo shows materials with binds from Jams Burn International]

gripme
Standex Engraving makes the rolls that put the pebbled texture on footballs used by the NFL and the NCAA.
[photo shows a football with the pebbled roll ]

Another unit undergoing strategic refocusing is James Burn International, the maker of a wide range of binding products, including the Wire-Or double-loop wire binding systems. The emergence of the print-on-demand market has created significant new opportunities for the unit, which is focusing on becoming the low-cost supplier to the trade bindery and digital print markets.
Standex Electronics' core competency is in designing and building electronic components that can withstand the rigors of our customers' automated manufacturing processes. The company is a leading supplier of reed switches, sensors, miniature coils, magnetic components and connectors for a wide range of applications. The unit is aggressively expanding into new markets where OEMs are seeking the enhanced productivity that these automated manufacturing techniques offer.

At Jarvis Caster Group, we make over 6,000 products that help virtually everything that rolls, roll better-from the luggage carts at hotels to the shopping carts at your local supermarket, and with new lean manufacturing programs at our plants, we're making our products better, faster and more efficiently.

A commitment to product and service enhancements is paying off at Custom Hoists, which makes hydraulic telescopic cylinders for dump trucks and trailers. Sales are growing significantly faster than the market as a whole, propelled by the exceptional reliability of new cylinder designs-and a warranty that is twice as long as the industry average. Because downtime can be especially costly to a small trucking or excavating company, the unit provides same-day delivery of replacement cylinders. These factors, coupled with on-time delivery rates for new cylinders of nearly 100%, are winning Custom Hoists a loyal following among distributors and manufacturers as well as operators.

Standex International 2000 Annual Report 7

WHAT'S ESSENTIAL TO YOU?

flavor and freshness

When you pick out a pastry or order an espresso or you pick up a ready-to-eat dinner, it's likely that your enjoyment is being enhanced by a product from the Standex Food Service Group. You'll find Standex products in supermarkets, gourmet shops, convenience stores, bakeries and institutional kitchens across the U.S., and increasingly, worldwide. Our refrigerator cases, cooking equipment, even pumps used in soft drink and espresso machines are all designed to enhance freshness, flavor, texture or appetite appeal, essential factors that contribute to your satisfaction and convenience.

chillme
Master-Bilt manufactures a variety of cold cases for the beverage and frozen food industry.
[photo of a reach in freezer]

In fact, Standex products play an essential role in helping consumers adapt to today's busy lifestyles, which leave little time for shopping, cooking and traditional family meals. Among dual-earner families in the U.S. and Europe, home meal replacement (HMR) has provided an answer. You're part of the HMR trend if you've ever stopped by a supermarket or restaurant and brought home a complete meal to go, and given the quality, variety and sophistication of these meals, you've probably done it more than once.

One reason for the appeal of these meals: the commercial food preparation equipment made by Standex's BKI Worldwide unit. This global business has manufacturing locations in the U.S. and England, as well as a global distribution

Standex International 2000 Annual Report 8

displayme
preserveme
Federal Industries manufactures a full range of refrigerated display cases used by restaurants, bakeries, and candy stores.
[photo shows an Bob Evans employee in front of a refrigerated display case by Federal Industries]

warmme
BKI Worldwide, in addition to manufacturing ovens/rotisseries, manufactures a full range of cook and hold serving display cases for delis, restaurants and supermarkets.
[photo shows a cook and hold serving display case by BKI]

industrial
food service
consumer

WHAT'S ESSENTIAL TO YOU?

network. BKI systems, which include ovens/rotisseries, pressure fryers, low-temperature cook-and-hold ovens and heated display cases-can be found in thousands of supermarkets, restaurants, institutional food kitchens, delicatessens and convenience stores around the world.

But Standex adds enjoyment and convenience to your life in other ways. For example, our Procon Products unit probably made the pump that dispensed your espresso this morning or soft drink at lunch. With state-of-the-art operations in the U.S. and Europe, Procon is a global company that uses robotic systems and direct numerical control technologies to maximize efficiency and quality-and to ensure adequate capacity in a world where demand for gourmet coffee is on the rise.

Standex's Master-Bilt Products or Federal Industries units may well have manufactured the refrigerated or heated display case from which you chose your meal. Federal Industries has enjoyed a strong market position for over sixty years, becoming an established leader in merchandising and display cases for restaurants, supermarkets, convenience stores, bakeries, delis and confectionery shops. Our growth and success have been driven by our commitment to customizing and manufacturing modular merchandising and presentation systems that match each retailer's design concept. Because our customers' products are presented more distinctively and attractively, sales increase and satisfied consumers keep coming back for more.
roastme

BKI Worldwide manufactures ovens/rotisseries for supermarkets, restaurants, delicatessens and convenience stores.
[photo of a BKI oven/rotisserie and chef standing to its left]

disposeofme
USECO's Red Goat Disposers line is a mainstay product in heavy-duty applications.
[photo shows a Red Goat Disposer]

coolme
Master-Bilt makes a large variety of walk-in and reach-in refrigerated display cases for supermarkets, convenience stores and drug stores.
[photo shows walk-in refrigerated display cases]

flavorandfreshness

industrial
food service
consumer

deliverme
USECO's Unitron V provides a food delivery system that maintains flavor and freshness for hot and cold products in institutional settings such as hospitals, schools, prisons and nursing homes.
[photo shows a USECO Unitron V delivery system]

carbonateme
Procon Products' pumps are used in carbonated beverage dispensing machines as well as espresso machines.
[photo shows a soft drink cup with a Procon pump]

prepareme
General Slicing provides a variety of products utilized in the preparation and sale of cold cuts, vegetables, cheese, etc.
[photo shows a General Slicing food slicer]

Master-Bilt was one of the first companies to build refrigeration units with precise temperature control, an essential factor in healthful food storage. A leader in designing equipment that maximizes food safety by minimizing temperature fluctuations, Master-Bilt systems include refrigerated cabinets, cases, display units and modular walk-in refrigerator/freezers-as well as an expansion into refrigerated warehouse systems. You'll see the Master-Bilt name in supermarkets, convenience stores, restaurants and drug stores across the country-and when you do, you'll know that Standex is at work.
Our USECO division is even helping to increase the appeal of the food served by hospitals, schools, colleges and correctional facilities.

Its Unitron V Feeding System is specifically designed for institutions that prepare food in one location and serve it in another. The system was the first in the U.S. to use convection-reheating technology, which preserves more of the food's texture and flavor. This innovative approach uses circulating air to selectively reheat chilled entrees while preserving the cold items such as salads, juices and desserts. As a result, both hot and cold food temperatures can be maintained on the same tray.

Standex International 2000 Annual Report 11

WHAT'S ESSENTIAL TO YOU?

home and family
The spiritual well being of your family, the comfort of your home, the quality of the products you buy-most people would list all these among their essential concerns. At the Standex Consumer Group, they are our essential concerns as well.

Quality-of-life issues are complex and highly personal, and helping consumers successfully address them represents a significant business opportunity for a company that does so responsibly and sensitively. At Standex Consumer Group, we strive to deliver quality products that represent real value-and reflect the most important values-of the majority of American consumers.

Nowhere is that commitment more evident-or more completely fulfilled-than in our Standard Publishing and Bereanr Christian Stores units. These businesses are among our oldest, and steadily growing units, melding traditional biblically based values with the most sophisticated of today's merchandising, multimedia and Internet techniques. Together, these businesses place Standex in the forefront of companies that are benefiting from the reemergence of religion in America.

Berean's mission is to become "the dominant Christian retailer" in all of its 18 markets, which means providing both churches and the general public with a wide range of products, from best-selling Christian books, gift ideas and music to liturgical supplies. To keep pace with rapidly evolving retailing trends and consumer tastes, Berean has just introduced a new store format. Averaging over 15,000 square feet, Bereanr stores increasingly offer a shopping experience that provides a sense of community and comfort, with cafes, sitting comfortme
Standex Air Distribution Products manufactures high quality heating and air conditioning ductwork for your home.
[photo shows a construction worker with a blueprint of a house and duct products in the background]

industrial
food service
consumer

WHAT'S ESSENTIAL TO YOU?

inspireme
Berean Christian Stores offers a broad range of products including bibles, books, music gifts, art, clothing and church supplies.
[photo is of the Berean Christian Store located in Fresno, CA]

entertainme
Berean Christian Stores offers its customers a center of knowledge and activity for the Christian community.
[photo is the entertainment section of the Berean Christian Store located in Mesa, AZ]

readme
Standard Publishing is a leading source of bibles and books used by pastors, youth ministers, Sunday school teachers, families and individuals to develop and sustain Christian values.
[photo is of the Standard Lesson Commentary books]

nourishme
Standex Direct offers consumers the convenience of buying farm-fresh fruit, selected produce and specialty packaged foods via direct mail, telephone or the Internet.
[photo is of three grapefruit sections]
areas and music listening stations-an experience similar in style and quality to that offered by other major national booksellers. The goal is to provide a center of knowledge and activity for the Christian community in an inviting atmosphere where customers will enjoy spending time as well as shopping.

A similar strategy can be seen at the unit's Web site: www.bereanchristianstores.com. Filled with news, reviews, and links with a range of other Christian resources, the site is far more than a mere catalogue of products. It is a gateway to a congenial Internet experience-and fully comparable in quality and impact with the best Internet booksellers.

Also serving the Christian marketplace is Standard Publishing, one of the country's leading publishers of biblically based books, CDs, videos and study curricula. Its Vacation Bible School programs are among the most widely used, and it publishes magazines with a weekly circulation exceeding 170,000. Among the first Christian publishers to explore the power of new media, the unit has developed a range of CD-ROM/book combinations that have become industry bestsellers.

Building on this experience, and its long-standing strength in the children's market, Standard Publishing has adopted a new strategy that emphasizes careful market segmentation, with a special focus on the dynamic childhood and young-adult markets.

Standex International 2000 Annual Report 14

homeandfamily

industrial
food service
consumer

teachme
Standard Publishing creates teaching materials for Vacation Bible
Schools (VBS). "Road Rally 2000" was this year's theme.
[photo is of the Road Rally 2000 VBS package]

developme
Standard Publishing's Baby Blessings product line not only teaches Christian values to young children, but also provides parents with a powerful developmental tool that is based on pioneering university research findings on how children learn.
[photo shows books from the Baby Blessings product line along with a baby holding Baby Blessings books]

If you've recently built or remodeled a home, there's an excellent chance that another Standex business helped your contractor take care of one essential: the heating/air conditioning system. Our Standex Air Distribution Products unit designs and manufactures products for controlling airflows and improving air quality in your home. With nine manufacturing facilities across the U.S., we are in an excellent position to capitalize on the dynamic home building and renovation market-and to offer national and regional HVAC wholesalers and distributors ready availability of top-quality, price-competitive products. Through a "best practices" program developed as part of the integration of recent acquisitions, we have significantly enhanced the efficiency of our manufacturing processes. In addition, new proprietary machine capabilities have enabled us to develop some of the industry's most energy-efficient fittings, an important competitive advantage in a conservation-conscious marketplace with increasingly stringent building codes.

Like many families, yours may enjoy the convenience and sense of discovery offered by mail order catalogues. Standex Direct's six catalogue units offer consumers a way to purchase a range of fresh and prepared gourmet foods-by phone or via the Internet, 24 hours a day. Our goal is to realize the marketing and cross-selling opportunities represented by our six mailing lists, and to maximize operating efficiencies by integrating fulfillment and logistics capabilities.

Standex International 2000 Annual Report 15

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

Liquidity and Capital Resources

During the fiscal year ended June 30, 2000, the Company invested
$22.8 million in plant and equipment, purchased $12.8 million of its common stock and paid out $10.0 million in cash dividends to shareholders. These expenditures were primarily funded by net operating cash flows.

Net cash provided by operating activities was $44.2 million in 2000, an increase of $7.1 million as compared to $37.1 million in 1999. An increase of $6.0 million in the amount of cash used to fund accounts receivable was offset by a decrease of $8.1 million in cash used for inventories; a focused effort by management served to partially reduce inventory levels. In addition, a restructuring charge, which is described below and in the Notes to the Consolidated Financial Statements, was recorded in the current year, and affected cash flows by approximately $4.2 million resulting in a reduction in inventories and an increase in accrued liabilities. These were somewhat offset by a decrease in accrued income taxes.

As of June 30, 2000, the Company had the ability to borrow an additional $91.9 million under existing bank credit agreements. The Company believes that this resource, along with the Company's internally generated funds, will be sufficient to meet anticipated cash funding needs for the foreseeable future. The Company's existing bank credit agreements are described in the Notes to the Consolidated Financial Statements.

The Company intends to continue its policy of using its funds to make acquisitions when conditions are favorable, invest in property, plant and equipment, pay dividends and purchase its common stock.

Fiscal 2000 as Compared to Fiscal 1999

Net sales for the year ended June 30, 2000 of $637 million represents a decrease of $4.4 million or 0.7% from sales of $641.4 million for the year ended June 30, 1999. The previous year included $10.8 million of sales from divisions that were disposed of in fiscal 1999. The effect, on net sales, of changes in the average foreign exchange rates was not significant.

For the year ended June 30, 2000 net sales in the Food Service Segment decreased by $7.7 million or 5.1% from the prior year. The decrease was, to a large extent, due to delays in healthcare projects caused by funding constraints and a slowdown in orders resulting from consolidations within the supermarket industry. Net sales in the Consumer Segment increased by $4.5 million or 2.1% from the prior year, which included $4.3 million in sales of a division which was disposed of in fiscal 1999. The increase is the result of additional stores in the Berean division and increased customer demand in the Standard Publishing and Standex Air Distribution Products divisions. Net sales in the Industrial Segment were $272.2 million for the year ended June 30, 2000 compared to $273.3 million for 1999. Fiscal Year 1999 included $6.5 million in sales of divisions that were disposed of in 1999. Customer demand increases, in the Spincraft, Custom Hoists, Standex Electronics, and North American Mold-Tech divisions, were offset by weakening demand in the James Burn, Jarvis Caster Group, and European Mold-Tech divisions.

The overall gross profit margin percentage ("GPMP") remained essentially the same (32.9% vs. 32.8%) for the current and prior year. The Food Service Segment GPMP decreased to 29.3% from 31.0% in the prior year primarily due to the sales shortfalls described above. The Consumer Segment GPMP remained virtually the same at 37.2% in 2000 versus 37.1% in 1999, and the Industrial Segment GPMP increased slightly to 30.6% from the prior year's 30.1%.

Consolidated selling, general and administrative ("SG&A") expenses remained stable overall at approximately 23% of net sales. None of the fluctuations in SG&A reported by the Company's three segments were individually significant and corresponded with the changes in net sales discussed above.

In June 2000, the Company recorded a restructuring charge of $5.4 million before taxes. The restructuring plan involves the: (1) disposal, closing or elimination of certain under-performing and unprofitable operating plants, product lines, manufacturing processes and businesses; (2) realignment and consolidation of certain marketing and distribution activities; and (3) other cost containment actions,

Standex International 2000 Annual Report 16

management's discussion and analysis

including selective personnel reductions. This charge, a significant portion of which was non-cash, is more fully described in the Notes to the Consolidated Financial Statements. Also, during the current fiscal year, other income of $2.7 million was recorded resulting from the receipt of marketable stock of an insurance company, in which Standex owned life policies, that "demutualized" by converting from a mutual company to a stock company.

An increase of less than $200,000 in interest expense for the year was due primarily to a slight increase in average net borrowings.

As a result of the above factors, income before income taxes was $46.9 million compared to $51.5 million in the prior year. The effective tax rate increased to 40.9% as compared to 39.1% in the prior year since a greater portion of the Company's income was generated in higher taxed countries. Net income decreased $3.7 million or 11.7% from the prior year.

Fiscal 1999 as Compared to Fiscal 1998

Net sales for the year ended June 30, 1999 increased $25.2 million as compared to the same period in the prior year. The majority of this increase came from the added sales of ACME Manufacturing Company
(ACME) which was acquired in October 1997. These added sales were partially offset by the absence of sales from the Doubleday Bros. product lines that were disposed of in the prior year. Excluding the acquisition and dispositions, management believes the majority of fluctuations in net sales reported by each segment were the result of changes in unit volumes and consumer demand. In addition, although changes in the average foreign exchange rates from 1998 to 1999 had a negative effect on net sales in 1999, the total effect of such changes was not significant.

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

The gross profit margin percentage ("GPMP") remained essentially the same (32.8% vs. 32.5%) for the current and prior year. The Food Service Segment reported a GPMP of 31.3%, as compared to the prior year percentage of 29.7%; this was the result of the disposition of a Nevada operation and reduced costs at several companies. The GPMP reported in the Industrial Segment was 31.1%, a small decline from the previous year's percentage of 31.9%. Continued poor performance from the Company's binding division offset solid positive performances at most of the other Industrial divisions. The Consumer Segment's GPMP remained relatively unchanged at 35.4% in fiscal 1999 versus 35.6% in fiscal 1998.

Selling, general and administrative expenses ("SG&A") increased by $3.6 million when compared to the same period in the prior year. The majority of this increase ($2.9 million) was from the additional SG&A expenses of ACME, and the remainder was due primarily to the addition of two Berean Bookstores during fiscal 1998. None of the remaining fluctuations in SG&A reported by the Company's three segments were individually significant and corresponded with the changes in net sales discussed above.

A restructuring credit of $1,016,000 was recorded in the second half of fiscal 1999 and related to a $12.8 million restructuring charge recorded in the fourth quarter of fiscal 1998. This credit is more fully described in the Notes to the Consolidated Financial
Statements.

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

Other Matters

Inflation
Inflation has not been a significant factor in fiscal 2000, 1999 and 1998 mainly due to fairly stable labor and material costs.

Standex International 2000 Annual Report 17

management's discussion and analysis

Environmental Matters

The Company is party to various claims and legal proceedings, generally incidental to its business and has recorded an appropriate provision for the resolution of such matters. As explained more fully in the Notes to the Consolidated Financial Statements, the Company does not expect the ultimate disposition of these matters to have a material adverse effect on its financial statements.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board released Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities and will be effective for the Company in fiscal 2001. Management is currently evaluating the effect of adopting SFAS No. 133 on the Consolidated Financial Statements.

In December 1999, the Securities and Exchange Commission (the "SEC") released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements and will be effective for the Company in fiscal 2001. Management is currently evaluating the effect of adopting SAB No. 101 on the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates and interest rates. The Company mitigates certain of its foreign currency exchange rate risk by entering into forward foreign currency contracts. These contracts are primarily used as a hedge against anticipated foreign cash flows, such as dividend and loan payments, and are not used for trading or speculative purposes. The fair value of the forward foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates, as an adverse change in foreign currency exchange rates from market rates would decrease the fair value of the contracts. However, any such losses or gains would generally be offset by corresponding gains and losses, respectively, on the related hedged asset or liability. Due to the absence of forward foreign currency contracts at June 30, 2000, the Company did not have any fair value exposure.

The Company's interest rate exposure is limited primarily to interest rate changes on its variable rate borrowings. As of June 30, 2000, a hypothetical 10% immediate increase in interest rates would increase the Company's annual interest expense by $577,000. The Company has interest rate swap agreements to fix the interest rate on $35 million of its variable rate borrowings. At June 30, 2000, the fair value of the Company's interest rate swap agreements would not be materially affected by a 10% change in interest rates.

In addition to the $35 million of variable rate borrowings covered by interest rate swap agreements, the Company also has $69 million of long-term debt at fixed interest rates as of June 30, 2000. There would be no immediate impact on the Company's interest expense associated with its long-term debt due to fluctuations in market interest rates. However, based on a hypothetical 10% immediate decrease in market interest rates, the fair value of the Company's long-term debt would be increased by approximately $4 million as of June 30, 2000. Such fair value changes may affect the Company's determination as to whether to retain, replace or retire its long-term debt.

Standex International 2000 Annual Report 18 five-year financial review
Standex International Corporation and Subsidiaries

(In thousands,
   except per share data)             2000        1999         1998         1997           1996

Year Ended June 30
Summary of Operations

Net sales                         $637,049    $641,400     $616,180     $564,623       $562,679
Gross profit margin                209,338     210,126      200,548      186,131        185,267
Interest expense                    11,336      11,155       10,779        8,497          9,048
Income before income taxes          46,853      51,491       33,064       43,516         48,124
Provision for income taxes          19,150      20,130       12,915       16,597         17,410
Net income                          27,703      31,361       20,149       26,919         30,714

Per Share Data

Net sales (diluted)                  49.91       49.20        46.61        41.85          40.40
Earnings:
  Basic                               2.19        2.42         1.54         2.02           2.24
  Diluted                             2.17        2.41         1.52         2.00           2.21
Dividends paid                        0.79        0.76         0.76         0.75           0.71
Book value                           13.37       12.59        11.19        10.75          10.01
Average shares outstanding
  Basic                             12,672      12,972       13,072       13,337         13,736
  Diluted                           12,763      13,037       13,219       13,491         13,927

June 30 Financial Condition

Working capital                    145,009     146,514      148,943      136,946        138,860
Current ratio                         2.68        2.79         2.73         2.95           3.03
Property, plant and
  equipment - net                  112,137     104,783      102,973       85,598         86,616
Total assets                       424,200     410,042      411,242      341,038        335,333
Long-term debt                     153,436     148,111      163,448      112,347        113,822
Stockholders' equity               164,815     162,301      146,197      141,185        134,691

Sales and Earnings by Quarter
Year Ended June 30 (Unaudited)
                                          2000                               1999
(In thousands,
  except per share data)       FIRST   SECOND    THIRD   FOURTH    FIRST  SECOND   THIRD   FOURTH
Net sales                   $157,803 $163,050 $158,158 $158,038 $157,377  $171,171 $152,247 $160,605
Gross profit margin           49,693   55,255   51,924   52,466   49,917    58,611  50,655   50,943
Net income                     9,517    7,613    6,460    4,113    7,957     9,404   6,631    7,369
Earnings per share
  Basic                         0.74     0.59     0.52     0.34     0.61      0.72    0.52     0.57
  Diluted                       0.74     0.59     0.51     0.33     0.61      0.72    0.51     0.57

Common Stock Prices and Dividends Paid
                               Common Stock Price Range
                                        2000              1999          Divi
dends per Share
Year Ended June 30              High      Low        High       Low     2000      1999

First quarter                    $29 $22-7/16    $29-9/16  $21-3/16    $0.19     $0.19
Second quarter                    27   19-1/2      28-1/8    19-3/8     0.20      0.19
Third quarter                 21-1/4 14-11/32      27-1/4    21-5/8     0.20      0.19
Fourth quarter                    18  15-3/16     28-9/16   21-3/16     0.20      0.19

Distribution of the 2000 Sales Dollar
(In thousands)

Materials and services                     $364,546       57%
Wages, salaries and employee benefits       200,691        31
Depreciation and amortization                13,622         2
Interest on borrowed money                   11,336         2
Income taxes                                 19,150         3
Reinvested in the Company                    17,690         3
Dividends to stockholders                    10,014         2
Total                                      $637,049      100%

Standex International  2000 Annual Report 19

statements of consolidated income
Standex International Corporation and Subsidiaries

Year Ended June 30                             2000             1999             1998

Net Sales                              $637,048,705     $641,399,507     $616,180,090
Cost of Products Sold                   427,710,922      431,273,630      415,632,167
  Gross profit                          209,337,783      210,125,877      200,547,923
Selling, General and Administrative     149,200,556      149,197,179      145,590,536
Restructuring charge (credit)             5,408,065      (1,015,762)       12,758,000
Income from Operations                   54,729,162       61,944,460       42,199,387
Other income (expense)
Interest expense                       (11,336,430)     (11,154,869)     (10,779,015)
Interest and other income                   749,903          701,672        1,993,533
Gain on stock received                    2,710,647                -                -
Net loss on disposition of a business             -                -        (350,000)
     Total                              (7,875,880)     (10,453,197)      (9,135,482)
Income Before Income Taxes               46,853,282       51,491,263       33,063,905
Provision for Income Taxes               19,150,000       20,130,000       12,915,000
Net Income                              $27,703,282      $31,361,263      $20,148,905

Earnings Per Share
  Basic                                 $      2.19      $      2.42      $      1.54
  Diluted                               $      2.17      $      2.41      $      1.52
See notes to consolidated financial statements.

statements of consolidated stockholders' equity
                                                                Accumulated
                                      Additional                      Other                                    Total
                              Common     Paid-In     Retained Comprehensive        Treasury Stock         Stockholders'
Year Ended June 30             Stock     Capital     Earnings        Income      Shares      Amount          Equity

Balance, June 30, 1997   $41,976,417  $5,663,224 $313,908,303  $(1,082,401)  14,854,572  $(219,280,337) $141,185,206
Stock issued for
  employee stock
  options and stock
  purchase plan, net
  of related income
  tax benefit                          1,329,545                              (150,813)       2,251,057    3,580,602
Stock issued in
  conjunction with
  acquisition                          1,523,575                              (100,418)       1,509,691    3,033,266
Treasury stock acquired                                                         314,604    (10,177,761) (10,177,761)
Comprehensive income
Net income                                         20,148,905                                             20,148,905
Foreign currency
  translation adjustment                                        (1,646,188)                              (1,646,188)
Total comprehensive income                                                                                18,502,717
Dividends paid
  (76 cents per share)                            (9,926,801)                                            (9,926,801)

Balance, June 30, 1998    41,976,417   8,516,344  324,130,407   (2,728,589)  14,917,945   (225,697,350)  146,197,229
Stock issued for
  employee stock
  options and stock
  purchase plan, net
  of related income
  tax benefit                            641,320                              (143,303)       2,181,706    2,823,026
Treasury stock acquired                                                         314,074     (7,453,147)  (7,453,147)
Comprehensive income
Net income                                         31,361,263                                             31,361,263
Foreign currency
  translation adjustment                                          (749,567)                                (749,567)
Total comprehensive income                                                                                30,611,696
Dividends paid
  (76 cents per share)                            (9,878,260)                                            (9,878,260)

Balance, June 30, 1999    41,976,417   9,157,664  345,613,410   (3,478,156)  15,088,716   (230,968,791)  162,300,544
Stock issued for
  employee stock
  options and stock
  purchase plan, net
  of related income
  tax benefit                            116,749                              (126,628)       1,951,629    2,068,378
Treasury stock acquired                                                         697,463    (12,756,934) (12,756,934)
Comprehensive income
Net income                                         27,703,282                                             27,703,282
Foreign currency
  translation adjustment                                        (4,486,875)                              (4,486,875)
Total comprehensive income                                                                                23,216,407
Dividends paid
  (79 cents per share)                           (10,013,536)                                           (10,013,536)
Balance, June 30, 2000   $41,976,417  $9,274,413 $363,303,156  $(7,965,031)  15,659,551  $(241,774,096) $164,814,859

See notes to consolidated financial statements.

Standex International 2000 Annual Report 20

consolidated balance sheets
Standex International Corporation and Subsidiaries
June 30                                                      2000                 1999
Assets
Current Assets
Cash and cash equivalents                               $10,437,856           $5,909,283
Receivables-less allowance of $3,400,000 in 2000
  and $3,590,000 in 1999                                104,430,867           97,871,014
Inventories                                             112,200,601          120,171,671
Prepaid expenses                                          4,316,186            4,202,170
     Total current assets                               231,385,510          228,154,138

Property, Plant and Equipment
Land and buildings                                       83,588,845           76,098,470
Machinery and equipment                                 176,053,677          172,814,389
  Total                                                 259,642,522          248,912,859
Less accumulated depreciation                           147,505,496          144,129,886
     Property, plant and equipment - net                112,137,026          104,782,973

Other Assets
Prepaid pension cost                                     38,334,036           32,623,677
Goodwill - net                                           31,184,247           32,110,262
Other                                                    11,159,180           12,370,530
  Total other assets                                     80,677,463           77,104,469
     Total                                             $424,199,999         $410,041,580

Liabilities and Stockholders' Equity
Current Liabilities
Current portion of debt                                  $2,356,563           $3,962,765
Accounts payable                                         36,494,649           35,975,395
Accrued payroll and employee benefits                    18,567,875           18,221,481
Income taxes                                              5,357,062            5,847,300
Other                                                    23,600,274           17,633,469
  Total current liabilities                              86,376,423           81,640,410

Long-Term Debt - less current portion                   153,436,016          148,111,366

Deferred Income Taxes                                    16,610,000           14,736,000

Other Non-current Liabilities                             2,962,701            3,253,260

Commitments and Contingencies
Stockholders' Equity
Common stock-authorized, 60,000,000 shares in 2000
  and 1999; par value, $1.50 per share;
  issued 27,984,278 shares in 2000 and 1999              41,976,417           41,976,417
Additional paid-in capital                                9,274,413            9,157,664
Retained earnings                                       363,303,156          345,613,410
Accumulated other comprehensive income                  (7,965,031)          (3,478,156)
Less cost of treasury shares: 15,659,551
  shares in 2000 and 15,088,716 in 1999               (241,774,096)        (230,968,791)
  Total stockholders' equity                            164,814,859          162,300,544
     Total                                             $424,199,999         $410,041,580

See notes to consolidated financial statements.

Standex International 2000 Annual Report 21

statement of consolidated cash flows
Standex International Corporation and Subsidiaries

Year Ended June 30
                                                           2000             1999           1998
Cash Flows from Operating Activities
Net income                                          $27,703,282      $31,361,263    $20,148,905
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                      13,621,846       13,769,691     13,851,599
  Profit improvement incentive plan                    (40,000)          286,201        780,058
  Deferred income taxes                               1,874,000        2,799,000    (1,882,000)
  Net pension credit                                (1,998,000)      (1,793,000)    (2,353,000)
  Loss (gain) on sale of investments, real
     estate and equipment                               203,520          205,594      (950,603)
  Loss on disposition of business                             -                -        350,000
  Increase (decrease) in cash from changes in
     assets and liabilities, net of effect of
     acquisitions and dispositions:
  Receivables - net                                 (7,302,778)      (1,337,293)    (2,088,038)
  Inventories                                         7,924,044        (219,258)    (5,089,382)
  Prepaid expenses and other assets                 (3,209,182)      (1,005,113)         65,390
  Accounts payable                                      333,749      (1,508,909)      2,807,411
  Accrued payroll, employee benefits
    and other liabilities                             5,646,776      (5,767,318)      5,389,358
  Income taxes                                        (549,444)          332,490      1,215,228
  Net cash provided by operating activities          44,207,813       37,123,348     32,244,926

Cash Flows from Investing Activities
  Expenditures for property and equipment          (22,786,886)     (16,823,678)   (19,849,069)
  Expenditures for acquisitions, net
    of cash acquired                                          -        (796,305)   (49,277,002)
  Proceeds from sale of investments, real estate
    and equipment                                       857,689        1,517,468      2,483,933
  Proceeds from disposition of businesses                     -        5,091,705      2,583,143
  Net cash used for investing activities           (21,929,197)     (11,010,810)   (64,058,995)

Cash Flows from Financing Activities
  Proceeds from additional borrowings                12,828,803       25,000,000     52,213,051
  Payments of debt                                  (9,110,355)     (39,868,747)      (418,585)
  Stock issued under employee stock option
    and stock purchase plans                          2,068,378        2,823,026      3,580,602
  Cash dividends paid                              (10,013,536)      (9,878,260)    (9,926,801)
  Purchase of treasury stock                       (12,756,934)      (7,453,147)   (10,177,761)
  Net cash (used for) provided by
    financing activities                           (16,983,644)     (29,377,128)     35,270,506
  Effect of Exchange Rate Changes on
  Cash and Cash Equivalents                           (766,399)         (82,443)      (348,909)
  Net Changes in Cash and Cash Equivalents            4,528,573      (3,347,033)      3,107,528
  Cash and Cash Equivalents at Beginning of Year      5,909,283        9,256,316      6,148,788
  Cash and Cash Equivalents at End of Year          $10,437,856       $5,909,283     $9,256,316

Supplemental Disclosure of Cash Flow Information
  Issued for acquisitions:
    Stock                                            $        -      $         -     $3,033,266
    Notes payable                                             -          500,000        271,704
  Cash paid during the year for:
    Interest                                         14,842,150       11,063,038     10,495,183
    Income taxes                                     18,121,098       16,883,304     13,523,666

See notes to consolidated financial statements.

Standex International 2000 Annual Report 22

notes to consolidated financial statements

Summary of Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Standex International Corporation and its subsidiaries.

Revenue Recognition

The Company generally recognizes product and related services revenue when the price to the customer is fixed or determinable, the collectibility of the invoice is evaluated and delivery has occurred. Revenues under certain fixed price contracts are generally recorded at the time deliveries are made or, in some cases, on a percentage of completion basis.

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

Goodwill

The excess of purchase price of acquired companies over the fair value of net identifiable assets at date of acquisition has been recorded as goodwill and is being amortized on a straight-line basis over a forty-year period. Accumulated amortization aggregated $11,102,000 and $10,016,000 at June 30, 2000 and 1999, respectively.
The Company annually evaluates the net balance of goodwill based on the projected operating income of the respective businesses on an undiscounted cash flow basis.

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

Forward Foreign Currency Exchange Contracts

Forward foreign currency contracts are used by the Company to protect certain anticipated foreign cash flows, such as dividends and loan payments from subsidiaries, against movements in the related exchange rates. The Company sells the related foreign currency at a fixed price for settlement on or before the date of the related receipt, and thus protects the dollar value of the receipt. The Company enters into such contracts for hedging purposes only. Accordingly, for financial statement purposes gains or losses of forward contracts entered into to hedge commitments are deferred until the position is closed out. At June 30, 2000, the Company had no significant forward foreign currency contracts.

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

Accounting Estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature. The carrying amount of the Company's debt instruments approximates fair value.

Standex International  2000 Annual Report 23

notes to consolidated financial statements

Earnings Per Share
The following table sets forth the number of shares (in thousands) used in the computation of basic and diluted earnings per share:

                                   2000        1999        1998
Basic - Average
  Shares Outstanding             12,672      12,972      13,072
Effect of Dilutive
  Securities -
  Stock Options                      91          65         147
Diluted - Average
  Shares Outstanding             12,763      13,037      13,219

Both basic and dilutive income are the same for computing earnings per share. Options, which were not included in the computation of diluted earnings per share because to do so would have had an anti-dilutive effect, totaled 731,103; 407,015 and 33,880 for the years ended June 30, 2000, 1999 and 1998, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2000 financial statement presentation.

New Accounting Pronouncements

In June of 1998, the Financial Accounting Standards Board released Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes new standards of accounting and reporting for derivative instruments and hedging activities and will be effective for the Company in fiscal 2001. Management is currently evaluating the effect of adopting SFAS No. 133 on the consolidated financial statements.

In December 1999, the Securities and Exchange Commission (the "SEC") released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements and will be effective for the Company in fiscal 2001. Management is currently evaluating the effect of adopting SAB No. 101 on the Consolidated Financial Statements.

Inventories
Inventories are comprised of (in thousands):
June 30                              2000            1999
Raw materials                   $  38,887       $  40,180
Work in process                    22,365          26,113
Finished goods                     50,949          53,879
     Total                       $112,201        $120,172

Debt
Debt is comprised of (in thousands):
June 30                              2000            1999
Bank credit agreements           $ 83,069        $ 71,847
Institutional investors
  6.8% to 7.13%
  (due 2001-2008)                  67,857          75,000
Other 3.0% to 4.85%
  (due 2001-2018)                   4,867           5,227
     Total                        155,793         152,074
Less current portion                2,357           3,963
        Total long-term debt     $153,436        $148,111

Bank Credit Agreements

The Company has a revolving credit agreement with eight banks. The agreement provides for a maximum credit line of $175,000,000 until May 2003, at which time outstanding loans will be due and payable. As of June 30, 2000, the effective rate of interest under the agreement was 7.19%. The Company is required to pay a commitment fee of 0.2% on the average daily-unused amount. As of June 30, 2000, the Company had borrowed $35 million under the agreement. At June 30, 1999, there were no outstanding borrowings.

In addition, the Company has the option to borrow up to $175,000,000 on an unsecured short-term basis at rates which are based on LIBOR and varied from 5.50% to 7.41% during 2000. Available borrowings under the revolving credit agreement described above are reduced by unsecured short-term borrowings. At June 30, 2000, the Company had the ability to borrow an additional $91,931,000 under the aforementioned bank credit agreements.

Institutional Investor Agreements

At June 30, 2000, the Company had a $25,000,000 note purchase agreement with two institutional investors. The notes bear interest at 6.8% annually and are due and payable in October 2008. Additionally, the Company has a note purchase agreement with a third institutional investor with a balance of $42,857,000 which bears interest at 7.13% annually and is payable in annual installments of $7,143,000.

Interest Rate Swap Agreements

The Company manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and floating rate debt to reduce certain exposures to interest rate fluctuations.

At June 30, 2000, the Company had three interest rate swap contracts with an aggregate notional amount of $35.0 million. These agreements convert variable rates to fixed rates ranging from 6.2% to 7.5% on aggregate notional amounts of $25 million and $10 million maturing in 2002 and 2003, respectively.

Neither the Company nor the counterparties to the agreement, which are prominent financial institutions, are required to collateralize their respective obligations under these swaps. The Company is exposed to loss if one or more of the

Standex International 2000 Annual Report 24

notes to consolidated financial statements

counterparties defaults. At June 30, 2000, Standex had no exposure to credit loss on interest rate swaps. The Company does not believe that any likely change in interest rates would have a material adverse effect on its financial position, results of operations or cashflows.

Open interest rate contracts are reviewed regularly by the Company to ensure that they remain effective as hedges of interest rate exposure. Management believes that the fair values of the rate swap agreements approximate the recorded amounts.

Loan Covenants and Repayment Schedule

The Company's loan agreements contain a limited number of provisions relating to the maintenance of certain financial ratios and restrictions on additional borrowings and investments.

The principal payments due under the institutional investor agreements are expected to be funded through additional unsecured short-term borrowings. Such borrowings, and the unsecured short-term borrowings outstanding at June 30, 2000, may be refinanced by the Company on a long-term basis under the revolving credit agreement. As such, the short-term outstanding borrowings, which are not expected to be paid within a year, including those expected to fund the institutional investor principal payments, are classified as long-term debt, and the debt repayment schedule as presented below, is based on the terms of the revolving credit agreement.

Debt is due as follows: 2001, $2,357,000; 2002, $335,000; 2003,
$102,813,000; 2004, $7,503,000; 2005, $7,143,000; and thereafter,
$35,642,000.

Accrued Payroll and Employee Benefits
This current liability caption consists of (in thousands):
June 30                                  2000            1999
Payroll                               $14,776         $14,989
Benefits                                3,141           2,548
Taxes                                     651             684
     Total                            $18,568         $18,221

Commitments

The Company leases certain property and equipment under agreements with initial terms ranging from one to twenty years. Rental expense for the years ended June 30, 2000, 1999 and 1998 was approximately $8,000,000; $7,900,000; and $7,500,000, respectively. At June 30,
2000, the minimum annual rental commitments under noncancelable operating leases, principally real estate, were approximately: 2001, $4,700,000; 2002, $3,700,000; 2003, $3,200,000; 2004, $2,800,000;
2005, $2,100,000; and thereafter, $5,800,000.

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

Income Taxes
The provision for income taxes consist of
 (in thousands):
                                2000           1999          1998
Current:
  Federal                    $13,088        $10,583       $ 8,014
  State                        1,304          2,838         1,771
  Non-U.S                      2,884          3,910         5,012
    Total                     17,276         17,331        14,797
  Deferred                     1,874          2,799       (1,882)
       Total                 $19,150        $20,130       $12,915

The components of income before income
  taxes are as follows (in thousands):

                                2000           1999          1998

U.S. Operations              $42,694        $43,954       $23,872
Non-U.S.
  Operations                   4,159          7,537         9,192
     Total                   $46,853        $51,491       $33,064

A reconciliation of the U.S. Federal income tax rate to the effective income rate is as follows:

                                   2000        1999         1998

Statutory tax rate                35.0%       35.0%        35.0%
Non-U.S                            2.6         (.2)        (2.5)
State taxes                        3.8         3.9          3.0
Other items, net                   (.5)         .4          3.6
Effective income
  tax rate                        40.9%       39.1%        39.1%

Significant components of the company's net deferred
  tax liability are as follows (in thousands):
                                          2000           1999
Deferred tax liabilities:
  Accelerated depreciation             $ 8,933        $ 7,950
  Net pension credit                    13,086         11,570
  Other items                            1,120          1,056
Deferred tax assets:
  Expense accruals                     (5,544)        (5,531)
  Restructuring charge                   (456)              -
  Compensation costs                     (529)          (309)
  Net deferred tax liability           $16,610        $14,736

Standex International 2000 Annual Report 25

notes to consolidated financial statements

Deferred taxes:
                                  2000         1999        1998

Accelerated depreciation        $  983     $(1,575)    $(1,448)
Net pension credit               1,517        1,491       1,277
Compensation costs               (220)           89        (15)
Restructuring charge             (456)        2,846     (2,846)
Expense accruals                  (13)        (600)         821
Other items                         63          548         329
     Total                      $1,874       $2,799    $(1,882)

At June 30, 2000, accumulated retained earnings of non-U.S. subsidiaries totaled $28,318,000. No provision for U.S. income and foreign withholding taxes has been made because it is expected that such earnings will be reinvested indefinitely or the distribution of any remaining amount would be principally offset by foreign tax credits. The determination of the withholding taxes that would be payable upon remittance of these earnings and the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

Industry Segment Information

The Company is composed of three product groups. These groups are described on pages 4-15.

The Company has determined that it has three distinct reportable segments: Food Service, Consumer and Industrial. These three segments are managed separately, and the operating results of each segment are regularly reviewed and evaluated separately by the Company's senior management.

Net sales include only transactions with unaffiliated customers and include no significant intersegment or export sales. Operating income by segment and geographic area excludes general corporate and interest expenses. Assets of the Corporate segment consist primarily of cash, administrative buildings, equipment, prepaid pension cost, goodwill and other non-current assets.

                            Net Sales              Depreciation and
                                                      Amortization
Year Ended June 30
(In thousands)         2000     1999      1998      2000     1999     1998
Food Service        $144,089  $151,782  $155,706  $ 2,120  $ 2,134  $ 2,621
Consumer             220,724   216,272   192,051    3,765    3,800    3,291
Industrial           272,236   273,346   268,423    7,504    7,584    7,691
Corporate and
  Other                    -         -         -      233      252      249
     Total          $637,049  $641,400  $616,180  $13,622  $13,770  $13,852

                            Assets Employed        Capital Expenditures
As of and Year
  Ended June 30
(In thousands)         2000     1999     1998       2000    1999     1998
Food Service        $75,018   $77,331  $79,027   $ 2,018  $ 1,416  $ 2,598
Consumer            122,287   123,287  129,716     2,988    3,900    8,177
Industrial          184,457   176,853  172,886    17,604   11,048    8,904
Corporate and
  Other              42,438    32,571   29,613       177      460      170
     Total         $424,200  $410,042 $411,242   $22,787  $16,824  $19,849

                                         Income from Operations
Year Ended June 30 (In thousands)        2000       1999      1998
Food Service                          $12,119    $17,498   $14,962
Consumer                               25,426     24,171    23,765
Industrial                             31,789     27,837    25,510
Corporate and Other                   (9,197)    (8,578)   (9,280)
Restructuring (charge) credit         (5,408)      1,016  (12,758)
     Total                            $54,729    $61,944   $42,199

Product Net Sales Information:
Year Ended June 30 (In thousands)        2000       1999      1998
Food preparation, storage and
  presentation products              $225,768   $234,609  $234,505
Printing and publishing products      134,198    133,774   134,752
Home and road construction products   130,985    123,796    98,749
Aerospace, automotive and
  electronic products                 126,639    118,842   111,432
Miscellaneous                          19,459     30,379    36,742
     Total                           $637,049   $641,400  $616,180

Standex International 2000 Annual Report 26

notes to consolidated financial statements

Financial Data related to U.S. and non-U.S. operations:
                                   U.S                NON-U.S.
As of and Year Ended June 30
(In thousands)               2000      1999      1998      2000    1999       1998
Net Sales                 $547,553   $542,463  $517,586  $89,496  $98,937   $98,594
Income from Operations      61,320     59,945    52,604    8,014    9,561    11,633
Assets Employed            313,263    301,663   310,101   68,499   75,808    71,528

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

The components of net pension credit are as follows (in thousands):

Year Ended June 30               2000        1999           1998

Service cost                       $  5,329      $ 5,049       $ 4,064
Interest cost                        10,357        9,616         9,055
Expected return on plan assets      (16,526)     (15,283)      (13,925)
Amortization of prior service cost      248          247           159
Recognized actuarial loss               340          326            67
Amortization of transition asset     (1,746)      (1,748)       (1,773)
  Total                              (1,998)      (1,793)       (2,353)
Curtailment/settlement                    5           87          (784)
     Net pension credit             $(1,993)    $(1,706)       $(3,137)

The following table sets forth the funded status and amounts recognized as of June 30, 2000 and 1999 for the Company's U.S. and non-U.S. defined benefit pension plans (in thousands):

Year Ended June 30                           2000           1999
Change in benefit obligation:
  Benefit obligation,
    beginning of year                     $148,170         $134,912
  Service cost                               5,329            5,049
  Interest cost                             10,357            9,616
  Employee contributions                       270              339
  Amendments/settlements/curtailments          400               81
  Actuarial (gain)/loss                   (11,442)            5,084
  Foreign currency exchange rate changes   (1,711)              222
  Benefits paid                            (8,176)          (7,133)
  Benefit obligation, end of year         $143,197         $148,170

Year Ended June 30                          2000            1999
Change in plan assets:
  Fair value of plan assets,
    beginning of year                      $180,604         $181,017
  Return on plan assets                       9,714            4,693
  Employer contribution                       1,867              960
  Employee contributions                        270              339
  Foreign currency exchange rate changes    (1,152)              144
  Benefits paid                             (7,481)          (6,549)
  Fair value of plan assets, end of year   $183,822         $180,604

Fund status                                $ 40,625         $ 32,434
Unrecognized transition asset               (3,144)          (4,902)
Unrecognized net actuarial gain             (4,898)            (802)
Unrecognized prior service cost               2,788            2,641
Net amount recognized                        35,371           29,371
Amounts recognized in the
 balance sheet consist of:
  Prepaid benefit cost                       38,334           32,624
  Accrued benefit liability                 (2,963)          (3,253)
Net amount recognized                      $ 35,371         $ 29,371

Year Ended June 30                             2000           1999
Weighted average assumptions as of June 30
Discount rate                            6.25 - 8.00%     5.25 - 7.75%
Expected return on assets                8.75 - 10.00%    8.75 - 10.00%
Rate of compensation increase            4.00 - 4.50%     3.50 - 4.50%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $7,436,000, $6,656,000 and $0, respectively, as of June 30, 2000 and $13,555,000, $12,412,000
and $5,802,000, respectively, as of June 30, 1999.

Certain U.S. employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Contributions and costs are determined in accordance with the provisions of negotiated labor contracts or terms of the plans. Pension expense for these plans was $1,863,000, $1,967,000 and $1,706,000 in 2000, 1999, and 1998,
respectively.

Standex International 2000 Annual Report 27

notes to consolidated financial statements

Employees' Stock Ownership Plan

The Company had an Employee Stock Ownership Plan (ESOP) covering certain salaried employees. Amounts provided for this plan were approved by the Board of Directors and aggregated $1,500,000 and $1,200,000 for the years ended June 30, 1999 and 1998, respectively. Effective July 1, 1999, the Board of Directors approved the merger of the ESOP and the Employee Savings Plans. The amount provided for the ESOP component of the merged plan aggregated $1,200,000 for the year ended June 30, 2000.

Employee Savings Plans

The Company has established 401(k) savings plans covering substantially all of the Company's full-time domestic employees. Under the provisions of the plans, employees may contribute a portion of their compensation within certain limitations. The Company, at the discretion of the Board of Directors, may make contributions on behalf of its employees under these plans. Such contributions, if any, become fully vested immediately. The Company contributions were approximately $871,000 and $466,000 during 1999 and 1998, respectively. Effective July 1, 1999, the Board of Directors approved the merger of the ESOP and the Employee Savings Plans. The amount provided for the Employee Savings Plans component of the merged plan aggregated $919,000 for the year ended June 30, 2000.

Profit Improvement Participation Share Plan

The Company has maintained a profit improvement incentive plan in which certain officers and employees participate. The plan is being phased-out and, consequently, no new units have been awarded since 1995. Units under this plan were issued at the discretion of the Compensation Committee of the Board of Directors and were assigned a value equal to a multiple of earnings per share payable in five years based upon the net increase in earnings per share over the five-year period. Each fiscal year, amounts are charged or credited to operations to reflect this liability. Amounts (credited) charged to operations for the years ended June 30, 2000, 1999 and 1998 were $(40,000), $286,000, and $780,000, respectively.

Postretirement Benefits Other Than Pensions

The Company sponsors unfunded postretirement medical and life plans covering certain full-time employees who retire and have attained the requisite age and years of service. Retired employees are required to contribute toward the cost of coverage according to various rules established by the Company.

The Company records postretirement benefits (such as health care and life insurance benefits) during the years an employee provides services.

The following table sets forth the funded status of the Company's postretirement benefit plans and accrued postretirement benefit cost reflected in the Company's balance sheet at year end (in thousands):

Year Ended June 30                         2000         1999
Change in benefit obligation:
  Benefit obligation, beginning of year    $7,961       $8,017
  Service cost                                137           77
  Interest cost                               638          558
  Actuarial loss (gain)                     (532)        (111)
  Benefits paid                             (461)        (580)
  Benefit obligation, end of year           7,743        7,961
  Fair value of plan assets                     -            -
  Funded status                           (7,743)      (7,961)
  Unrecognized net actuarial gain         (1,859)      (1,327)
  Unrecognized transition obligation        5,800        6,244
  Net amount recognized                  $(3,802)     $(3,044)

The assumed weighted average discount rate as of June 30, 2000 and 1999 was 8.00% and 7.25% respectively. The annual assumed rate of increase in the per capita cost of covered health care benefits is 4.0% for retirees under age 65 in both 2000 and 1999 and is assumed to remain at that level thereafter. A 1% increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $654,000 and the net postretirement cost by $83,000 in 2000.

Net postretirement benefit costs are as follows (in thousands):

Year Ended June 30                     2000        1999      1998
Service cost                         $  137      $   77      $ 65
Interest cost                           638         558       583
Amortization of transition
   obligation                           444         446       446
Net amortization and deferral             -        (45)      (129)
Net postretirement benefit cost      $1,219      $1,036      $965

Stock Based Compensation and Purchase Plans

STOCK BASED COMPENSATION PLANS

Under incentive compensation plans, the Company is authorized to, and has made grants of, stock options, restricted stock and performance share units to provide equity incentive compensation to key employees. At June 30, 2000, 1,369,751 shares of common stock were reserved for issuance under these plans. Of this amount, and as noted in the table below, 787,563 shares are for options granted but unexercised and 131,714 shares are for restricted stock grants outstanding.

Stock Option Plans

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," encourages, but does not require companies to record compensation cost for stock based employee compensation plans at fair value. The Company has chosen to continue to account for stock based compensation using the intrinsic value method

Standex International 2000 Annual Report 28

notes to consolidated financial statements

prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, the compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.

At June 30, 2000, the Company has made grants of options under various Stock Option Plans. Generally, these options may be granted at or below fair market value as of the date of grant and must be exercised within the period prescribed by the Compensation Committee of the Board of Directors at the time of grant but no later than ten years from the date of grant. Certain options granted at fair value can be exercised anytime after six months from the date of grant, and other options can only be exercised in accordance with the vesting schedules prescribed by the Committee.

Restricted Stock

The Company may award shares of restricted stock to eligible employees at no cost, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 2000 and 1999, the Company granted 123,814 and 7,900 shares, respectively, of restricted stock to eligible employees. At June 30, 2000, restrictions on the stock lapse between 2001 through 2010. Through June 30, 2000 restrictions on 2,400 shares have lapsed. The compensation expense associated with the restricted shares at the date of grant is charged to income ratably over the restriction period. The Company recorded compensation expense related to restricted stock awards of $610,000 and $20,000 for the years ended June 30, 2000 and 1999, respectively.

Long-Term Compensation Program

Under a long-term compensation program adopted in year 2000, grants of incentive performance share units (PSU's) are made annually to key employees and are earned based on the achievement of certain overall corporate financial performance targets over a three-year period. In addition, stock options are awarded under this program at the fair market value as of the date of grant. These options vest ratably over five years and must be exercised within seven years. In certain circumstances, such as retirement or a change in control, vesting of the options granted are accelerated and PSU's are paid off on a pro-rata basis. At June 30, 2000, under this program 50,300 shares were subject to the restrictions related to the PSU's. Compensation expense, if any, associated with the PSU's at the date of grant is recorded to expense as the achievement of future performance objectives appears likely.

A summary of stock options issued under the plans is as follows:
                                                      Weighted
                                                       Average
                                       Number         Exercise
Year Ended June 30                 of Options            Price
Outstanding, June 30, 1997
  ($7.50 to $31.00 per share)         489,160           $20.51
Granted ($27.1875 to $32.1875
 per share)                           201,150            28.55
Exercised ($7.50 to
 $31.00 per share)                    (79,554)           13.55
Canceled ($20.75 to
 $31.5625 per share)                  (18,970)           29.54
Outstanding, June 30, 1998
  ($7.50 to $32.1875
   per share)                         591,786            23.89
Granted ($21.875 to
  $25.875 per share)                   92,700            25.64
Exercised ($7.50 to
  $22.50 per share)                   (36,800)           10.42
Canceled ($24.75 to
  $31.5625 per share)                 (17,031)           28.42
Outstanding, June 30, 1999
  ($9.00 to $32.1875 per share)       630,655            24.81
Granted ($16.4375 to
  $23.375 per share)                  228,700            22.82
Exercised ($9.00 to
  $15.8125 per share)                 (31,550)           12.09
Canceled ($23.00 to
  $31.5625 per share)                 (40,242)           27.91
Outstanding, June 30, 2000
  ($10.315 to $32.1875 per share)     787,563            24.58
Exercisable, June 30, 2000
  ($10.315 to $32.1875 per share)     448,167           $24.83

Standex International  2000 Annual Report 29

notes to consolidated financial statements

The following table sets forth information regarding options outstanding at June 30, 2000:
                                                    Weighted                      Weighted Average
                                 Weighted           Average         Number        Exercise Prices
Number       Range of            Average            Remaining       Currently     for Currently
of Options   Exercise Prices     Exercise Price     Life  (Years)   Exercisable   Exercisable

190,560      $10.315 - $23.00       $19.20             2             175,160       $19.34
204,334       23.00  -  23.375       23.17             6               2,068        23.00
132,017       23.375 -  27.1875      25.83             6              61,845        26.03
149,667       27.875 -  28.375       28.34            10             106,104        28.33
110,985       28.375 -  32.1875      29.86             6             102,990        29.88
787,563      $10.315 - $32.1875     $24.58             6             448,167       $24.83

As discussed above, the Company has chosen to continue to account for stock based compensation using the intrinsic value method to measure compensation expense. Had the Company used the fair value method to measure compensation for grants after fiscal 1995, net income and earnings per share would have been as follows:

Year Ended June 30
  (In thousands)                 2000      1999        1998
Income Before Income Taxes     $45,361   $50,009     $31,952
Provision for Income Taxes      19,008    20,030      12,850
Net Income                     $26,353   $29,979     $19,102
Earnings Per Share
  Basic                        $  2.08   $  2.31     $  1.46
  Diluted                      $  2.07   $  2.30     $  1.45

Options granted during 2000, 1999 and 1998 had a weighted average grant date fair value of $11.55, $8.87 and $8.42, respectively. The fair value of options on the grant date, including the valuation of the option feature implicit in the Company's stock purchase plan, was measured using the Binomial option pricing model. Key assumptions used to apply this pricing model are as follows:

Year Ended June 30                  2000         1999      1998

Range of risk-free interest rates   5.72%        4.84%      5.74%
                                    to 6.83%     to 5.53%   to 6.4%

Range of expected life of
  option grants (in years)          3 to 7       2 to 7     9

Expected volatility of
   underlying stock                 30.6%        29.0%      17.1%
                                    to 33.6%     to 32.2%   to 23.0%

Range of expected
  quarterly dividends               $0.19        $0.19      $0.19
  (per share)                       to $0.20

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

STOCK PURCHASE PLANS

Short-Term Incentive Program

Under an annual incentive program, key employee participants can opt to purchase restricted stock at a discount to the market based on the lower closing price on the date of the grant or the day the award is paid out. The restrictions on the stock expire after three years. At June 30, 2000, 11,726 shares of restricted stock are outstanding and subject to restrictions that lapse between 2000 and 2001. The compensation expense associated with this short-term incentive program is charged to income ratably over the restriction period. The Company recorded compensation expense related to this program of $29,000 for the year ended June 30, 2000.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan which allows employees to purchase shares of common stock of the Company at a 15% discount from market value. Shares of stock reserved for the plan were 173,906 at June 30, 2000. Shares purchased under this plan aggregated 92,568, 106,506 and 71,261 in 2000, 1999 and 1998,
respectively.

Rights Agreement

The Company has a stock Rights Agreement for which purchase rights have been distributed as a dividend at the rate of one right for each share of common stock held. The rights may be exercised only if an entity has acquired beneficial ownership of 15% or more of the Company's common stock, or announces an offer to acquire 15% or more of the Company.

Standex International 2000 Annual Report 30

notes to consolidated financial statements

Acquisitions and Dispositions

During fiscal 1998, the Company purchased two companies and a product line for a total of $52,800,000 in cash, stock and a note. In October 1997, the acquisition of the net assets of ACME Manufacturing Company for cash and a note was completed. ACME is a manufacturer of heating, ventilation and air conditioning pipe, duct and fittings for the home building industry. During the second quarter, the Company purchased a hardware product line, which included inventory and machinery, of an unrelated company. In March, the Company acquired ATR Coil Company, Inc. for cash and shares of the Company's common stock. ATR Coil is a manufacturer of electronic coils and windings for the industrial, automotive and consumer markets.

These transactions were accounted for as purchases and, accordingly, the consolidated financial statements include the results of operations of the acquired businesses from their respective acquisition dates. The purchase price of the acquisitions was allocated to the assets acquired based on their respective fair market values and resulted in the recognition of goodwill of approximately $18,500,000. If the acquisitions had occurred as of July 1, 1997, the unaudited pro forma consolidated results of operations would have been as follows:
Year Ended June 30, 1998
(In thousands except per share data)

Net sales                          $632,771
Net income                           20,702
Earnings per share:
  Basic                                1.58
  Diluted                              1.57

As part of its restructuring, the Company sold three divisions in fiscal 1999. These transactions are more fully described in the Restructuring footnote below. In February 1998, the Company sold a division for net proceeds of approximately $2,600,000 and a net loss of $350,000.

Restructuring

In June 2000, the Company recorded a restructuring charge of $5,408,000 before taxes. The restructuring plan involves the: (1) disposal, closing or elimination of certain under-performing and unprofitable operating plants, product lines, manufacturing processes and businesses; (2) realignment and consolidation of certain marketing and distribution activities; and (3) other cost containment actions, including selective personnel reductions. The charge has been recorded in the line item "Restructuring charge (credit)" in the Statements of Consolidated Income. The components of the charge include involuntary employee severance and benefits costs totaling $1,036,000, asset impairments of $3,775,000 and shutdown costs of $597,000. In 2000, $190,000 was paid in cash.

During fiscal 1998, the Company recorded a restructuring charge of $12,758,000 before taxes. This action was intended to close, dispose of, or liquidate certain small under-performing and unprofitable plants, product lines and businesses. As part of this restructuring, the Company sold for approximately $5,100,000 in cash and notes its Christmas Tree Stand product line in December 1998, its SXI Technologies division in January 1999 and its Williams Healthcare division in April 1999.

The following schedule reflects the Company's restructuring
activities in fiscal 1999 (in thousands):
                      Involuntary
                         Employee
                    Severance and       Asset  Shutdown
                   Benefits Costs  Impairment     Costs     Total
Reserve beginning
  balance                  $1,665     $10,061    $1,032   $12,758
Expended:
    Cash                    1,696           -       840     2,536
    Non-cash (disposals
     and write-offs)            -       8,620       587     9,207
  Total                     1,696       8,620     1,427    11,743
Reduction and changes
  in estimated costs       $ (31)      $1,441     $(395)   $1,015

Both the restructuring charge of $12,758,000 and the credit of $1,015,762 noted above are shown in the line item "Restructuring charge (credit)" in the Statements of Consolidated Income.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended
June 30, 2000 and 1999 are set forth on page 19.

Standex International 2000 Annual Report 31

independent auditors' report

To the Board of Directors and Stockholders of Standex International
Corporation:

We have audited the accompanying consolidated balance sheets of Standex International Corporation and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Standex International Corporation and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche
Boston, Massachusetts
August 15, 2000

Delotitte & Touche
[logo]


Corporate Headquarters
Standex International Corporation
6 Manor Parkway
Salem, NH 03079
(603) 893-9701
Facsimile: (603) 893-7324
http://www.standex.com

Common Stock
Listed on the New York Stock
Exchange (Ticker symbol:SXI)
Transfer Agent and Registrar:
Fleet National Bank  c/o Equiserve
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3400
http://www.equiserve.com

Counsel
Hale and Dorr
60 State Street
Boston, MA 02109

Independent Auditors
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022

Shareholder Services
Stockholders should contact Standex's Transfer Agent (Fleet National Bank c/o Equiserve, P. O. Box 8040, Boston, MA 02266-8040) regarding changes in name, address or ownership of stock; lost certificates or dividends; and consolidation of accounts.

Form 10K
Shareholders may obtain a copy of Standex's Form 10K Annual Report, as filed with the Securities and Exchange Commission without charge by writing to: Standex Investor Relations Department, 6 Manor
Parkway, Salem, NH 03079.

Stockholder Meeting
The Annual Meeting of Stockholders will be held at 11:00 a.m. on Tuesday, October 31, 2000 at FleetBoston, Auditorium, Main Lobby, 100 Federal Street, Boston, MA.

Standex International 2000 Annual Report 32

Design: Benes Brand Imaging Group, Lexington, MA

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

C. Kevin Landry*
Managing Partner, T.A. Associates,
A Venture Capital Firm

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

Robert R. Kettinger
Corporate Controller

Steven G. Brown
Assistant Secretary

OPERATING DIVISIONS
INDUSTRIAL

David R. Crichton
Group Vice President
Industrial Group

Jarvis Caster Group
  Can-Am Casters and Wheels
Standex Electronics
  ATR Coil Company
James Burn
Custom Hoists
Spincraft
Standex Engraving Group
  Eastern Engraving
  Keller-Dorian
  Mold-Tech
  Roehlen Engraving
  Standex GmbH

FOOD SERVICE

Jerry G. Griffin
Group Vice President
Food Service Group

BKI Worldwide
  BKI USA
  BKI Europe
Master-Bilt Products
Federal Industries
United Service Equipment Company
  General Slicing
H.F. Coors China
  Mason Candlelight
Procon Products

CONSUMER

Peter G. Gerstberger, Ph.D.
Group Vice President
Consumer Group

Standard Publishing
Bereanr Christian Stores
Standex Direct
Standex Air Distribution Products
  Snappy/ACME/ALCO

*Member of Executive Committee
+Founder of Company

inspireme
Berean Christian Stores offers a broad range of products including bibles, books, music gifts, art, clothing and church supplies.
[photo shows the Berean Christian Store located in Fresno, CA]

serveme
USECO's Unitron V provides a food delivery system that maintains flavor and freshness for hot and cold products in institutional settings such as hospitals, schools, prisons and nursing homes.
[photo is of the USECO Unitron V delivery system]

carbonateme
Procon Products' pumps are used in carbonated beverage dispensing machines as well as espresso machines.
[photo shows a Procon pump]

bindme
James Burn International provides double-loop wire binding products to the printing industry.
[photo shows materials with the James Burn International binding products] prepareme
General Slicing provides a variety of products utilized in the preparation and sale of cold cuts, vegetables, cheese, etc.
[photo is of the General Slicing food]


deliverme
Jarvis Caster Group manufactures casters and wheels for luggage carts for all the major hotels in the world.
Brass Birdcager Cart courtesy of Forbes Industries, Ontario, CA.
[photo shows the Brass Birdcage Card]

graspme
Standex Engraving provides the texture for making mobile phones easier to use.
[photo shows a mobile phone]

STANDEX 6 MANOR PARKWAY SALEM, NH 03079
603.893.9701   www.standex.com
931-AR-00