Form 10-K, Exhibit 13
period 2001-06-30
STANDEX INTERNATIONAL CORP/DE/
filed 2001-09-20
CIK 310354

Focus is our strategy.
Diversity is our strength.

Standex
[Standex logo]
2001 Annual Report to Shareholders

Focused Diversity  pages 4-5

pages 6-7 Engineered Products

Customer Solutions  pages 8-9

Growth through targeted Acquisitions  pages 10-11

letter to shareholders

Edward Trainor (left) and Thomas King (right) photographed at Standex's Spincraft facility.
[Edward Trainor and Thomas King with dome in background]

Dear fellow shareholders,

Standex's performance in the fiscal year just ended should be viewed as a barometer. In the face of economic turbulence, the fundamental strengths of our company sustained us and the diversity of our business lines provided stability. We emerge from 2001 with an opportunity to leverage these strengths and improve upon our recent successes.

     During the fiscal year, while unexpected weakness in the manufacturing sector impaired the sales and earnings of our Industrial and Consumer segments, the performance of Standex's Food Service Group rebounded. While rapidly deteriorating macro-economic trends caused one company after another to adjust their earnings outlook, the financial markets lost their infatuation with the "dot.com" phenomena and began to once again value companies like Standex that have sound business fundamentals. Our shareholders fared better in fiscal 2001 than might have otherwise been expected, as Standex's share price outperformed several market indices and increased 49% on a year-over-year comparison.

     Barometers are used for measuring and predicting. Our performance in 2001 is measured in our sales of $600.2 million, which were down 5.8% from $637.0 million in the previous year, and our earnings of $24.9 million, or $2.02 per diluted share, declined from $27.7 million, or $2.17 per diluted share, in fiscal year 2000. Net income reported in 2000 included an after-tax restructuring charge of $4.4 million, or $0.35 per share, and an unusual after-tax gain of $1.7 million, or $0.13 per share, from the demutualization of an insurance company. On a comparable "apples-to-apples" basis, earnings prior to the restructuring charge and unusual gain decreased 15.5% from $2.39 per share to $2.02 per share.

     Our balance sheet remains strong. At year end, Standex had a current ratio of 2.9 to 1 and a debt/capital ratio of 47.5, the latter showing improvement despite the fact that the company invested $15.0 million in acquisitions and $13.8 million in capital improvements and repurchased $12.5 million of its stock. In addition, the company paid out $10.1 million in dividends continuing its uninterrupted record of paying dividends for 147 consecutive quarters and increased the dividend rate for the thirty-fifth time.

     The future outlook is currently difficult to predict, but one fact remains abundantly clear: 2001 proves that our diversity has not made us immune to economic turbulence but the strong performance of some of Standex's business units cushioned the effects of the economic downturn. While our diversity certainly should be celebrated as one of the great strengths of Standex, it needs to be more focused. Hence the theme of this annual report, Focused Diversity.

     Once a year, our annual report is produced as the visual communications centerpiece for Standex. This year's annual report is intended to communicate our strategic repositioning of the company to better capitalize on our strengths, which center on providing engineered products and customer solutions. We plan to grow and realign our essential businesses internally and through acquisitions around our core manufacturing competencies, while divesting those companies that
hold greater value for opportunistic purchasers.   Through this
strategy, we expect to emerge as a stronger company with a high level of Focused Diversity.*

     We are committed to managing our businesses with a pragmatic approach to balancing sales and expenses while investing in new technologies and programs that will strengthen our position when the economy improves. We cannot do this without the many contributions of our dedicated employees, for which we are very grateful.

/s/Edward J. Trainor
Edward J. Trainor
President and Chief Executive Officer

/s/Thomas L. King
Thomas L. King
Chairman of the Board

*This forward-looking statement is necessarily dependent upon uncertainties in the economy, consolidations in our markets, competitive pricing pressures, market demand, and effects of technological improvements at our units.

Focused Diversity

Throughout its 46-year history, diversity has been the foundation of Standex's philosophy. Our 17 businesses today make no less than 48,000 discrete products. We are proud of our ability to acquire superb companies in diverse markets and run them well. As the Standex portfolio has evolved, so have our competencies. In recent years, providing customer-driven, engineered solutions is the strength that has driven our greatest successes. Our new growth strategy aims at one goal: leveraging this core competency. That's why the strategy can best be called "focused diversity."

Focused Diversity

Standex Industrial Group
[photo of logo] Jarvis Caster Group
[photo of logo] Roehlen Engraving
[photo of logo] Spincraft
[photo of logo] Can Am Casters and Wheels
[photo of logo] James Burn International
[photo of logo] Standex International GmbH
[photo of logo] Eastern Engraving
[photo of logo] Standex Electronics
[photo of logo] ATC Frost Magnetics
[photo of logo] Custom Hoists
[photo of logo] Mold-Tech

Standex Food Service Group
[photo of logo] BKI Worldwide
[photo of logo] Red Goat Disposers
[photo of logo] H.F. Coors China
[photo of logo] Mason Candlelight Company
[photo of logo] United Service Equipment Company
[photo of logo] Master-Bilt Products
[photo of logo] Federal Industries
[photo of logo] Procon Products

Standex Consumer Products
[photo of logo] Standard Publishing
[photo of logo] Berean Christian Stores
[photo of logo] Red Cooper
[photo of logo] Standex Air Distribution Products
[photo of logo] Salsa Express
[photo of logo] Frank Lewis
[photo of logo] Harry's Crestview Groves

Today, Standex stands for excellence in engineering - we provide thousands of engineered solutions to our global customers. Our growth strategy, "focused diversity," means that while diversity will continue to be the hallmark at Standex, providing customer-driven, engineered solutions will increasingly become the common denominator of our family of businesses.

     For nearly five decades, diversity has been a Standex strength. Our success in making strategic acquisitions and investments has produced solid revenues and earnings over the years. But our diversity has also posed challenges at times. Today, some of our businesses align more closely with our core competencies. Some of our businesses are more successful in complementing the others with respect to products, processes and distribution channels. Some perform better than others at different points in the economic cycle. While our presence in multiple sectors has helped us manage business and financial risk, the tradeoff is fully realizing the potential of 17 different businesses. Thus, as part of our pursuit of focused diversity, we will be assessing our capital assets and will concentrate the allocation of our resources on those businesses that leverage our core competencies.

Engineered Products

With intimate knowledge of how products work in the real world, end users naturally represent the best source for insights into problems that can affect an entire market or industry. And, where the needs of a common group of consumers are not adequately met, there are opportunities for pro-active, technology driven companies like Standex.

    Finding those opportunities, however, requires rigorous market analysis. Toward this end, we have intensified our marketing research program, connecting directly with end users in order to uncover areas for improvement. With in-depth knowledge of the specific market, our project teams are able to discuss issues intelligently, in detail, and of course, in the global marketplace. Such solid marketing research leads to the development of engineered products designed to meet specific requirements, generating demand for our products directly from the ultimate source: the end user.

Engineered Products

Mercedes-Benz minivan textures were developed using Standex
Engraving's Model-Tech(r) process.
[photo of the interior of the Mercedes-Benz minivan]

Model-Tech from Standex Engraving enables designers to obtain prototypes with authentic surface texturing in just days instead of months.

Industry Challenge:
Designers need to be able to see exactly how a texture will look on an actual component and easily refine patterns as necessary to achieve their desired concept. In addition, corporate mandates to reduce time to market and lower expenses place tremendous pressure on designers to generate prototypes quickly and cost-effectively.

Solution:
Standex Engraving Group, the world leader in texturizing, has pioneered work with Model-Tech(r) and its digital texture library. Model-Tech captures and creates realistic textures on prototype parts. Should designers need to modify a texture - or wants to try a different pattern - they can easily render their new design on the computer using our advanced texture library. Lasers then recreate the textures rapidly so we can make additional Model-Tech components. The result? Designers can obtain prototype parts with authentic surface texturing on, for example, multiple interior components proposed for a new car design, in just a few days, instead of months, with no need to hand engrave metal molds and tooling costs are also greatly reduced.

Adjustable hydraulic cylinders from Custom Hoists provide fast on-site repair.
[photo of the hydraulic cylinder of a truck]

Industry Challenge:
A leaking hydraulic cylinder depositing oil on the ground can result in costly environmental violations and the truck must be taken out of service and transported to a truck repair center, where the cylinder is removed and either repaired or replaced, then reinstalled. The entire process can take days, causing substantial downtime.

Solution:
The Custom Hoists Division of Standex has designed a hydraulic cylinder with an adjustable head nut, enabling leaks to be fixed easily, right on the truck, in about 30 minutes. Using a chain wrench or chisel, the driver simply rotates the cylinder head nut half a turn. This motion increases pressure on the rubber packing seal, helping it reseat itself. In the majority of cases, this stops the leak and extends the life of the cylinder - sometimes several months of additional use - eliminating unnecessary downtime, lost income and the risk of an environmental citation

Self-braking wheels from Jarvis Pemco stop run-away carts.
[photo of shopping cart wheels]

Industry Challenge:
Supermarkets, home centers and malls with sloped parking lots or lots located in open, windy areas have problems with "run-away" shopping carts. Freewheeling carts can damage other vehicles, resulting in higher insurance liability costs, increased staff time spent retrieving carts and unhappy customers that may choose to take their business elsewhere.

Solution:
Jarvis Pemco, a Division of Jarvis Caster Group, has created a self-braking wheel that stops carts from rolling on their own - without causing so much resistance that it's difficult for the customer to push the cart. The concept for this patented wheel is based upon the creation of a friction contact between two existing components - the thread guard and the plastic annulis - which normally do not touch. A pair of self-braking wheels are placed on either side of the cart, eliminating pulling from one side or the other. There is no component required to actuate the braking mechanism; a slight increase in force easily moves the cart forward. The wheels can also be adjusted to accommodate a steeper slope or an especially windy location.

Customer Solutions

This is no docile marketplace willing to accept whatever commodities manufacturers push onto consumers. Ours is a dynamic business environment in which the customer is our priority.
Companies, focused on meeting customer needs, are rewarded with loyalty. Those that aren't sadly discover that customers move on without ever looking back.

     That's the reality of the customer-driven marketplace of 2001. For Standex, however, this reality represents tremendous growth potential for two key reasons. First and foremost, a customer-focused philosophy permeates every business unit within the global Standex organization. Moreover, with highly specialized engineering expertise across many different industries - from electronics to aeronautics to commercial food preparation equipment - supported by global manufacturing facilities, we have the resources to become strategic partners with customers.

     OEM manufacturers typically bring us into their product development cycle early on, enabling us to work as an integral part of their engineering team. Through this collaborative process, we transform our expertise and in-depth knowledge of their business into superior solutions that help our customers become successful with their customers. Moreover, because we save manufacturers from having to staff specialized talent, we help them reduce costs while bringing advanced technologies and products to market faster so they can take advantage of the narrow window of opportunity.

Customer Solutions

Walgreens' energy efficient refrigeration system provided by Master-Bilt.
[photo of a Master-Bilt energy efficient refrigeration system]

Redesigned Master-Bilt refrigeration systems provide Walgreens with energy savings.


Customer Challenge:
Two years ago, Walgreens launched an aggressive campaign to reduce energy consumption, turning to Master-Bilt Products, its long-term partner of refrigeration systems, for assistance in reducing the energy costs of its new and remodeled stores.

Solution:
To help Walgreens achieve its goals, Master-Bilt redesigned its existing system, consolidating four separate roof-mounted refrigeration units into one and replacing older compressor technology with highly efficient scroll-type compressors. The system was also reengineered to provide one common condensing unit with just three fans instead of four, which are sequenced so that only as many fans operate as required. In addition, the interior equipment - a six-glass door freezer and 20-foot, open-air, rear-load refrigeration unit - were upgraded. Electrical light ballasts were replaced with more efficient electronics, and highly efficient fan motors were installed. This new refrigeration system is now installed in several Walgreens stores, yielding significant energy savings.

Magnetically actuated reed switch assembly from Standex
Electronics resolves manufacturability issues for GE Appliance.
[photo of a magnetically actuated reed switch with the washing machine drum in the background]

Customer Challenge:
With several costly pre-assembled parts and difficult-to-control operating tolerances, a mechanical switch assembly used by GE
Appliance created manufacturing and cost issues that needed to be addressed.

Solution:
Standex Electronics worked with GE Appliance washer engineering on a 6-Sigma design to develop a magnetically actuated reed switch with no moving parts. Satisfying all cost, manufacturability and quality requirements, the new Standex switch has replaced the mechanical switch assembly and contributed to the successful launch of a substantial washer improvement.

New one-piece bulkhead design for Boeing significantly reduces manufacturing costs and improves functionality.

Customer Challenge:
Pressure bulkheads for commercial airlines equalize air pressure throughout the main passenger cabin while the aircraft is in flight. Historically, the bulkheads, which are installed in the back of the aircraft, are built from more than 60 individual components. Manufacturing these parts is costly, and assembly is time-consuming, with more than 2,500 rivets and 1,000 feet of caulking required. Once installed, the unit cannot easily be repaired or re-caulked. In addition, normal wear and tear of the seams and joints of overlapping components can cause leaks, which can result in loss of cabin pressure and consequently, discomfort for passengers.

Solution:
While visiting the Boeing plant in Wichita, Kansas, Spincraft engineers reviewed the client's existing pressure bulkhead design and proposed manufacturing a one-piece unit that would significantly reduce costs, while improving functionality. Spincraft engineered a prototype using two pieces of off-the-shelf aluminum to create a starting blank of an appropriate size. These pieces were welded together utilizing the friction stir weld process. The blank was then transformed to the desired geometry using precision spin forming techniques developed by Spincraft. By successfully creating this bulkhead configuration, Spincraft proved the viability of spin-forming a thin wall bulkhead configuration. Additionally, the viability of spin-forming over friction stir welded joints was proven. The combination reduces Boeing's manufacturing costs and eliminates the potential for cabin pressure leakage.

Old Style: 60+ parts; 2,500 rivets;     1,000 feet of caulking
[photo of current bulkhead for a Boeing airplane]

New Style: 1-piece construction
[photo of the one piece bulkhead for a Boeing airplane]


Growth through targeted Acquisitions

The Standex legacy features a long and successful record of buying and integrating well-run businesses. We have welcomed these businesses into our company structure with a win-win formula. The formula is simple. We seek to capitalize on the strengths of the businesses we acquire, while translating these strengths into synergistic opportunities that elevate the performance of Standex as a whole. In this way, success in one Standex business contributes to success in others - and will contribute even more in the future.

Growth through targeted Acquisitions

"Growth through Targeted Acquisitions" means we will continue to own and operate a diverse group of relatively autonomous companies. But, as a means of executing our "focused diversity" growth strategy, we are intensifying our efforts to acquire companies that are both financially strong and synergistic with our existing businesses.

     We think of "synergy" in terms of "the sum of the whole becoming greater than the sum of the parts." How can each of our existing businesses or potential acquisitions contribute to Standex in a way that makes the total company stronger than each of its many businesses standing on their own?

Some of the factors we consider are:
     .Market penetration
     .Product line expansion
     .Cost savings
     .Technology enhancements
     .Supply chain enhancements

  Lastly, among Standex's greatest assets are the trademarks and reputations of acquired companies. Synergy is about leveraging these strengths and enhancing shareholder value by utilizing
Standex's resources and skills to provide more value and innovative solutions for our customers.

Standex Air Distribution Products Acquired ACME Manufacturing
Company in October 1997

Manufacturing Facilities Before Acquisition
[photo of a map before acquisition]

Manufacturing Facilities After Acquisition
[photo of a map after acquisition]

Standex Air Distribution Products increased its market share revenue by 153%.
Standex Air Distribution Products increased its geographic distribution by adding 23 additional ship-to states.

Standex Electronics Acquired ATC-Frost Magnetics in April 2001

Manufacturing Facilities Before Acquisition
[photo of a map before acquisition]

Manufacturing Facilities After Acquisition
[photo of a map after acquisition]

Product Line Expansion - Toroids
[photo of existing and expanded toroids]

Product Line Expansion - Transformers
[photo of existing and expanded transformers]

Standex Electronics increased its market share revenue by 50%.
New markets including HVAC and Medical.

Financial Performance

Net Sales
             1997       1998      1999      2000      2001
          564,623   616,180   641,400    637,049   600,152

Diluted Earnings Per Share
                     1997    1998     1999     2000   2001
As reported *        2.00    1.52     2.41     2.17   2.02
As adjusted **       2.00    2.13     2.36     2.39   2.02

EBITDA
                     1997    1998    1999     2000    2001
As reported *      63,259  56,459  76,122   71,493  67,743
As adjusted **     63,259  69,217  75,106   74,190  67,743


Note A
EBITDA consist of earnings before interest expense, income taxes, depreciation and amortization, less interest and other income and loss on disposition of business. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt, and a similar formula is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with U.S. generally accepted accounting principles.

As reported in the Financial Statements
As adjusted: Fiscal Year 2000 amounts exclude a non-recurring net after tax gain of $1.7 million or 13 cents per share related to the demutualization of an insurance company and Fiscal Years 2000, 1999 and 1998 include a net after tax restructuring of $4.4 million or 35 cents per share charge, a $600,000 or 5 cents per share credit, and an $8.0 million or 61 cents per share charge, respectively.

Book Value Per Share

                        1997    1998     1999   2000  2001
                       10.75   11.19    12.59  13.37 14.16

Stock Price
                        1997    1998    1999   2000   2001
                       30.00  29.625  27.375 15.875  23.60

Return on Equity
                        1997    1998     1999    2000  2001
As reported *          19.1%   13.8%    19.3%   16.8% 14.5%
As adjusted **         19.1%   19.3%    19.0%   18.5% 14.5%


As reported in the Financial Statements
As adjusted: Fiscal Year 2000 amounts exclude a non-recurring net after tax gain of $1.7 million or 13 cents per share related to the demutualization of an insurance company and Fiscal Years 2000, 1999 and 1998 include a net after tax restructuring of $4.4 million or 35 cents per share charge, a $600,000 or 5 cents per share credit, and an $8.0 million or 61 cents per share charge, respectively.

Five-year Financial Review
Standex International Corporation and Subsidiaries

(In thousands, except
   per share data)                2001      2000       1999      1998     1997
Year Ended June 30
Summary of Operations
Net sales                     $600,152  $637,049   $641,400  $616,180 $564,623
Gross profit margin            198,149   209,338    210,126   200,548  186,131
Interest expense                11,897    11,337     11,156    10,779    8,497
Income before income taxes      42,465    46,853     51,491    33,064   43,516
Provision for income taxes      17,568    19,150     20,130    12,915   16,597
Net income                      24,897    27,703     31,361    20,149   26,919

Per Share Data
Net sales (diluted)              48.64     49.91      49.20     46.61    41.85
Earnings:
  Basic                           2.05      2.19       2.42      1.54     2.02
  Diluted                         2.02      2.17       2.41      1.52     2.00
Dividends paid                    0.83      0.79       0.76      0.76     0.75
Book value                       14.16     13.37      12.59     11.19    10.75
Average shares outstanding
  Basic                         12,172    12,672     12,972    13,072   13,337
  Diluted                       12,338    12,763     13,037    13,219   13,491
June 30 Financial Condition
Working capital                139,807   145,009    146,514   148,943  136,946
Current ratio                     2.86      2.68       2.79      2.73     2.95
Property, plant and equipment
  - net                        113,844   112,137    104,783   102,973   85,598
Total assets                   424,264   424,200    410,042   411,242  341,038
Long-term debt                 153,019   153,436    148,111   163,448  112,347
Stockholders' equity           172,174   164,814    162,301   146,197  141,185

Sales and Earnings by Quarter (Unaudited)
Year Ended June 30
(In thousands, except per share data)
                                         2001                             2000
                       FIRST    SECOND   THIRD    FOURTH     FIRST    SECOND    THIRD   FOURTH
Net sales            $151,279 $158,652 $140,233 $149,988   $157,803 $163,050 $158,158 $158,038
Gross profit margin    48,065   54,483   44,841   50,760     49,693   55,255   51,924   52,466
Net income              7,038    7,553    4,037    6,269      9,517    7,613    6,460    4,113
Earnings per share
  Basic                  0.57     0.62     0.34     0.52       0.74     0.59     0.52     0.34
  Diluted                0.57     0.61     0.33     0.51       0.74     0.59     0.51     0.33

Common Stock Prices and Dividends Paid
                           Common Stock Price Range
                           2001            2000         Dividends per Share
Year Ended June 30   High       Low     High      Low      2001      2000
First quarter      $19.44    $16.50   $29.00   $22.44     $0.20     $0.19
Second quarter      20.63     16.63    27.00    19.50      0.21      0.20
Third quarter       25.76     19.75    21.25    14.34      0.21      0.20
Fourth quarter      24.30     20.75    18.00    15.19      0.21      0.20

Distribution of the 2001 Sales Dollar
(In thousands)
Materials and services                       $342,047           57%
Wages, salaries and employee benefits         190,063            32
Depreciation and amortization                  13,680             2
Interest on borrowed money                     11,897             2
Income taxes                                   17,568             3
Reinvested in the Company                      14,772             2
Dividends to stockholders                      10,125             2
Total                                        $600,152          100%


Condensed Statements of Consolidated Income
Standex International Corporation and Subsidiaries

Year Ended June 30 (In thousands)              2001           2000         1999
Net Sales                                $ 600,152       $ 637,049    $ 641,400
Cost of Products Sold                       402,003        427,711      431,274
Gross profit                                198,149        209,338      210,126
Selling, General and Administrative         144,086        148,770      148,790
Restructuring charge (credit)                     -          5,408      (1,016)
Income from Operations                       54,063         55,160       62,352
Other Income (Expense):
Interest expense                           (11,897)       (11,337)     (11,156)
Interest and other income                       299            319          295
Gain on stock received                            -          2,711            -
   Total                                   (11,598)        (8,307)     (10,861)
Income Before Income Taxes                   42,465         46,853       51,491
Provision for Income Taxes                   17,568         19,150       20,130
Net Income                                $  24,897      $  27,703    $  31,361
Earnings Per Share
  Basic                                   $    2.05      $    2.19    $    2.42
  Diluted                                 $    2.02      $    2.17    $    2.41

Statements of Consolidated Stockholders' Equity


                                                          Unamortized              Accumulated
                                              Additional    Value of                  Other                              Total
                                     Common    Paid-in     Restricted   Retained  Comprehensive    Treasury Stock    Stockholders'
Year End (In thousands)               Stock    Capital    Stock Awards  Earnings     Income      Shares    Amount       Equity

Balance, June 30, 1998               $41,976   $ 8,516                  $324,130    $ (2,729)    14,918  $(225,697)     $146,196
Stock issued for employee stock
 options and stock purchase plan,
 net of related income tax benefit                 641                                             (143)     2,182         2,823
Treasury stock acquired                                                                             314     (7,454)       (7,454)
Comprehensive income
  Net income                                    31,361                                                                    31,361
  Foreign currency
   translation adjustment                                                               (749)                               (749)

Total comprehensive income                                                                                                30,612
Dividends paid ($.76 per share)                                           (9,878)                                         (9,878)

Balance, June 30, 1999                41,976     9,157                   345,613      (3,478)    15,089   (230,969)      162,299
Stock issued for employee stock
 options and stock purchase plan,
 net of related income tax benefit                 117                                             (127)     1,952         2,069
Treasury stock acquired                                                                             698    (12,757)      (12,757)
Comprehensive income
  Net income                                                              27,703                                          27,703
  Foreign currency
   translation adjustment                                                             (4,487)                             (4,487)

Total comprehensive income                                                                                                23,216
Dividends paid ($.79 per share)                                          (10,013)                                        (10,013)
Balance, June 30, 2000                41,976     9,274                   363,303      (7,965)    15,660   (241,774)      164,814
Stock issued for employee stock
 options and stock purchase plan,
 net of related income tax benefit               1,372                                             (311)     4,828         6,200
Restricted stock awards                            111       $(1,450)                               (86)     1,339             0
Amortization of restricted
 stock awards                                                    401                                                         401
Stock issued in conjunction
 with acquisition                                  193                                              (29)       446           639
Treasury stock acquired                                                                             587    (12,483)      (12,483)
Comprehensive income
  Net income                                                              24,897                                          24,897
  Foreign currency
   translation adjustment                                                             (1,109)                             (1,109)
  Interest rate swap liability                                                        (1,060)                             (1,060)

Total comprehensive income                                                                                                22,728

Dividends paid ($.83 per share)                                          (10,125)                                        (10,125)

Balance, June 30, 2001               $41,976   $10,950       $(1,049)   $378,075    $(10,134)    15,821  $(247,644)     $172,174

Condensed Consolidated Balance Sheets
Standex International Corporation and Subsidiaries
(In thousands)                                               2001              2000
June 30
Assets
Current Assets
Cash and cash equivalents                               $   8,955         $  10,438
Receivables - less allowance of $3,433 in 2001
  and $3,400 in 2000                                       98,470           104,431
Inventories                                               102,674           112,201
Prepaid expenses                                            4,845             4,316
  Total current assets                                    214,944           231,386
Property, Plant and Equipment
Land and buildings                                         86,246            83,589
Machinery and equipment                                   177,367           176,053
  Total                                                   263,613           259,642
Less accumulated depreciation                             149,769           147,505
  Property, plant and equipment - net                     113,844           112,137
Other Assets
Prepaid pension cost                                       43,625            38,334
Goodwill - net                                             41,069            31,184
Other                                                      10,782            11,159
  Total other assets                                       95,476            80,677
         Total                                           $424,264          $424,200

Liabilities and Stockholders' Equity
Current Liabilities
Current portion of debt                                  $  2,532          $  2,357
Accounts payable                                           33,554            36,495
Accrued payroll and employee benefits                      16,118            18,857
Income taxes                                                4,296             5,357
Other                                                      18,637            23,311
  Total current liabilities                                75,137            86,377
Long-Term Debt - less current portion                     153,019           153,436
Deferred Income Taxes                                      19,831            16,610
Other Noncurrent Liabilities                                4,103             2,963
Commitments and Contingencies
Stockholders' Equity
Common stock-authorized, 60,000,000 shares in 2001
  and 2000; par value, $1.50 per share; issued
  27,984,278 shares in 2001 and 2000                       41,976            41,976
Additional paid-in capital                                 10,950             9,274
Retained earnings                                         378,075           363,303
Unamortized Value of Restricted Stock                     (1,049)                 -
Accumulated other comprehensive income                   (10,134)           (7,965)
Less cost of treasury shares:
  15,821,421 shares in 2001 and 15,659,551
  shares in 2000                                        (247,644)         (241,774)
  Total stockholders' equity                              172,174           164,814
Total                                                   $ 424,264         $ 424,200

Condensed Statements of Consolidated Cash Flows

Standex International Corporation and Subsidiaries

Year Ended June 30 (In thousands)                      2001      2000       1999
Cash Flows from Operating Activities
Net Income                                          $24,897   $27,703    $31,361
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                      13,680    13,622    13,770
   Amortization of restricted stock awards               401         -        -
   Profit improvement incentive plan                       -      (40)       286
   Deferred income taxes                               3,118    1,874      2,799
   Net pension credit                                (3,608)   (1,998)    (1,793)
   (Gain) Loss on sale of investments, real
     estate and equipment                                182       203       205
   Increase (Decrease) in cash from changes
      in assets and liabilities, net of
        effects from acquisitions & dispositions:
      Receivables - net                                8,160   (7,303)    (1,337)
      Inventories                                     10,867     7,924      (219)
      Prepaid expenses and other                     (2,743)   (3,209)    (1,005)
      Accounts payable                               (3,342)       334    (1,509)
      Accrued payroll, employee benefits and other
       liabilities                                   (8,455)     5,647    (5,767)
      Income taxes                                   (1,059)     (549)       332
      Net cash provided by operating activities       42,098    44,208    37,123

Cash Flows from Investing Activities:
  Expenditures for property and equipment           (13,832)  (22,787)   (16,824)
  Expenditures for acquisitions, net of
     cash acquired                                  (15,048)        -       (796)
  Proceeds from sale of investments, real
     estate and equipment                              1,906       858     1,517
  Proceeds from disposition of businesses                532        -      5,092
Net cash used for investing activities              (26,442)  (21,929)   (11,011)

Cash Flows from Financing Activities
  Proceeds from additional borrowings                  7,051    12,828    25,000
  Payments of debt                                   (7,292)   (9,110)   (39,869)
  Stock issued under employee stock option and
    purchase plans                                    6,199     2,068     2,823
  Cash dividends paid                               (10,125)  (10,013)    (9,878)
  Purchase of treasury stock                        (12,483)  (12,757)    (7,453)
Net cash used for financing activities              (16,650)  (16,984)   (29,377)
Effect of Exchange Rate Changes on Cash                (489)     (766)       (82)

Net Changes in Cash and Cash Equivalents             (1,483)     4,529    (3,347)
Cash and Cash Equivalents at Beginning of Year        10,438     5,909     9,256
Cash and Cash Equivalents at End of Year              $8,955   $10,438    $5,909

Supplemental Disclosure of Cash Flow Information:
Issued for acquisitions:
   Stock                                               $639        $-         $-
  Note payable                                             -        -        500
Cash paid during the year for:
  Interest                                            12,094    11,566    11,063
  Income taxes                                        15,408    17,766    16,883

Independent Auditors' Report
To the Board of Directors and Stockholders of Standex
International Corporation Salem, NH:

We have audited the consolidated balance sheets of Standex International Corporation and subsidiaries (the "Company") as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. Such consolidated financial statements and our report thereon dated August 14, 2001, expressing an unqualified opinion (which are not included herein) are included in Appendix A (the Company's Annual Report on Form 10-
K) to the proxy statement for the 2001 annual meeting of stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of June 30, 2001 and 2000 and the related condensed consolidated statements of income and of cash flows for each of the three years in the period ended June 30, 2001 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.



/s/Deloitte & Touche
Boston, Massachusetts
August 14, 2001

Deloitte & Touche
[Deloitte & Touche logo]

Corporate Headquarters
Standex International Corporation
6 Manor Parkway
Salem, NH 03079
(603) 893-9701
Facsimile: (603) 893-7324
http://www.standex.com

Common Stock
Listed on the New York Stock
Exchange (Ticker symbol: SXI)
Transfer Agent and Registrar:
EquiServe Trust Company N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3400
http://www.equiserve.com

Counsel
Hale and Dorr
60 State Street
Boston, MA 02109

Independent Auditors
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022

Shareholder Services
Stockholders should contact Standex's Transfer Agent (EquiServe Trust Company N.A., P. O. Box 43010, Providence, RI 02940-3010) regarding changes in name, address or ownership of stock; lost certificates or dividends; and consolidation of accounts.

Form 10-K
A copy of Standex's Form 10-K is provided to stockholders with this Annual Report. Additional copies may be obtained without charge by writing to: Standex Investor Relations Department, 6 Manor Parkway, Salem, NH 03079. Form 10-K may be reviewed online at www.standex.com.

Stockholder Meeting
The Annual Meeting of Stockholders will be held at 11:00 a.m. on Tuesday, October 30, 2001 at FleetBoston, Auditorium, Main Lobby,
100 Federal Street, Boston, MA.

Management Transition

Edward F. Paquette: Vice President and Chief Financial Officer
Retiring as of August 31, 2001
[photo of Edward F. Paquette]

Christian Storch: Vice President and Chief Financial Officer As of September 1, 2001
[photo of Christian Storch]

As fiscal 2002 begins, Standex bids farewell to Ed Paquette, whose four-year commitment as the Company's Vice President and Chief
Financial Officer concludes with his retirement on August 31, 2001.

     Ed Paquette capped a distinguished 40-year career in public accounting as a partner with Deloitte & Touche by joining Standex at an important moment in its history. At that time, just as today, the Company was faced with a period of exceptionally rapid macroeconomic change. Ed was instrumental in helping Standex ascertain the direction of that change, and in refocusing on the three strategic business segments that have driven the Company's growth since then. The full scope of his many contributions, however, extends well beyond financial and strategic management. Ed's character, business acumen and personal drive have had a profound influence on Standex at every level. We wish Ed and his family many years of health and happiness in retirement.

    Christian Storch will be taking the leadership reigns from Ed on September 1, 2001. Christian, who joined Standex in 1999 as Manager of Corporate Audit and Assurance Services, has translated his distinguished background in global public accounting and corporate finance into major contributions at Standex - chief among them being critical involvement with the management team in formulating and implementing the Company's new growth strategy. Christian's years of senior-level experience in building businesses on both sides of the Atlantic will be a tremendous asset to Standex as it redefines and refocuses its business units going forward.

In Memoriam Samuel S. Dennis: 1910 - 2001
[photo of Samuel S. Dennis]

Standex has lost one of its original founders and a true guiding spirit in its 46-year history. Samuel S. Dennis was a founder, a member of the Board of Directors and its Executive Committee since the Company's beginning in 1955. Sam was a Senior Partner of the prestigious Boston law firm, Hale and Dorr, and a director of several public companies.

A graduate of both Harvard Business School and Harvard Law School, Sam possessed a unique combination of legal expertise and business acumen which enabled him to provide invaluable guidance and counsel to our Company. In addition to his intimate knowledge of the intricacies of the tax laws, Sam had an imaginative flair which proved to be of great importance in crafting appealing offers to the over 100 private companies we have acquired in the past 46 years. He was pragmatic in his counsel and firm in his negotiations.

Standex will miss Sam's ever-active mind, his unfailing advice and his sound business judgment.

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

Edward F. Paquette
Vice President and
Chief Financial Officer
Retired as of August 31, 2001

Sol Sackel
Former Senior Vice President of the Company

Corporate Officers
Thomas L. King
Chairman of the Board

Edward J. Trainor
President and Chief Executive Officer

David R. Crichton
Executive Vice President/Operations

Deborah A. Rosen
Vice President,
General Counsel and Secretary

Edward F. Paquette
Vice President and Chief Financial Officer
Retired as of August 31, 2001

Christian Storch
Vice President and Chief Financial Officer
As of September 1, 2001

Daniel C. Potter
Treasurer and Tax Director

Robert R. Kettinger
Corporate Controller

Steven G. Brown
Assistant Secretary,
Director of Business Planning and Corporate Development

Operating Divisions
Industrial

David R. Crichton
Group Vice President
Industrial Group

Jarvis Caster Group
Can-Am Casters and Wheels
Standex Electronics
ATC-Frost Magnetics
James Burn International
Custom Hoists, Inc.
Spincraft
Standex Engraving Group
Eastern Engraving
Mold-Tech
Roehlen Engraving
Standex International GmbH

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

Consumer

Peter G. Gerstberger, Ph.D.
Group Vice President
Consumer Group

Standard Publishing
Berean(r) Christian Stores
Standex Direct
Standex Air Distribution Products
Snappy/ACME/ALCO

*Member of Executive Committee
+Founder of Company

Standex
Essential products for your world.
[Standex logo]
6 Manor Parkway
Salem, NH 03079
603.893.9701
www.standex.com